

Annual Report
2022

Tesla, Inc. | 1 Tesla Road, Austin, TX 78725 | www.tesla.com



NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 16, 2023

Dear Tesla Stockholders:

We are pleased to inform you that our 2023 Annual Meeting of Stockholders (the "2023 Annual Meeting") will be held on Tuesday, May 16, 2023, at 3:00 p.m. Central Time, both virtually via the Internet at www.meetnow.global/TESLA2023 and in person for a limited number of stockholders at Tesla's Gigafactory Texas located at 1 Tesla Road, Austin, TX 78725. For your convenience, we will also webcast the 2023 Annual Meeting live via the Internet at www.tesla.com/2023shareholdermeeting. The agenda of the 2023 Annual Meeting will be the following items of business, which are more fully described in this proxy statement:

Agenda Item	Board Vote Recommendation
Tesla Proposals	
1. A Tesla proposal to elect three Class I directors to serve for a term of three years, or until their respective successors are duly elected and qualified ("Proposal One").	**"FOR EACH COMPANY NOMINEE"**
2. A Tesla proposal to approve executive compensation on a non-binding advisory basis ("Proposal Two").	**"FOR"**
3. A Tesla proposal to approve the frequency of future votes on executive compensation on a non-binding advisory basis ("Proposal Three").	**"EVERY THREE YEARS"**
4. A Tesla proposal to ratify the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2023 ("Proposal Four").	**"FOR"**
Stockholder Proposals	
5. A stockholder proposal regarding reporting on key-person risk, if properly presented ("Proposal Five").	**"AGAINST"**

All stockholders as of the close of business on March 20, 2023 are cordially invited to attend the 2023 Annual Meeting virtually via the Internet at www.meetnow.global/TESLA2023. We will also accommodate a limited number of stockholders in person at Gigafactory Texas.

We are providing our proxy materials to our stockholders over the Internet. This reduces our environmental impact and our costs while ensuring our stockholders have timely access to this important information. Accordingly, stockholders of record at the close of business on March 20, 2023 will receive a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") with details on accessing these materials. Beneficial owners of Tesla common stock at the close of business on March 20, 2023 will receive separate notices on behalf of their brokers, banks or other intermediaries through which they hold shares.

> **Your vote is very important. Whether or not you plan to attend the 2023 Annual Meeting, we encourage you to read the proxy statement and vote as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "*Questions and Answers About the 2023 Annual Meeting and Procedural Matters*" and the instructions on the Notice of Internet Availability or the notice you receive from your broker, bank or other intermediary.**

Thank you for your ongoing support of Tesla.

Elon Musk

Robyn Denholm

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PROXY STATEMENT
FOR 2023 ANNUAL MEETING OF STOCKHOLDERS
TABLE OF CONTENTS

TESLA, INC.
1 Tesla Road
Austin, TX 78725

PROXY STATEMENT
FOR 2023 ANNUAL MEETING OF STOCKHOLDERS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 16, 2023

The proxy statement and annual report are available at www.envisionreports.com/TSLA.

In accordance with U.S. Securities and Exchange Commission (the "SEC") rules, we are providing access to our proxy materials over the Internet to our stockholders rather than in paper form, which reduces the environmental impact of our annual meeting and our costs.

Accordingly, if you are a stockholder of record, a one-page Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") has been mailed to you on or about April 6, 2023. Stockholders of record may access the proxy materials on the website listed above or request a printed set of the proxy materials be sent to them by following the instructions in the Notice of Internet Availability. The Notice of Internet Availability also explains how you may request that we send future proxy materials to you by e-mail or in printed form by mail. If you choose the e-mail option, you will receive an e-mail next year with links to those materials and to the proxy voting site. We encourage you to choose this e-mail option, which will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you and will conserve natural resources. Your election to receive proxy materials by e-mail or in printed form by mail will remain in effect until you terminate it.

If you are a beneficial owner, you will not receive a Notice of Internet Availability directly from us, but your broker, bank or other intermediary will forward you a notice with instructions on accessing our proxy materials and directing that organization how to vote your shares, as well as other options that may be available to you for receiving our proxy materials.

Please refer to the question entitled **"What is the difference between holding shares as a stockholder of record or as a beneficial owner?"** below for important details regarding different forms of stock ownership.

QUESTIONS AND ANSWERS ABOUT THE 2023 ANNUAL MEETING AND PROCEDURAL MATTERS

Q: Why am I receiving these proxy materials?

A: The Board of Directors (the "Board") of Tesla, Inc. (the "Company," "Tesla," "we," "us" or "our") has made available on the Internet or is providing to you in printed form these proxy materials. We do this in order to solicit voting proxies for use at Tesla's 2023 Annual Meeting of Stockholders (the "2023 Annual Meeting"), to be held Tuesday, May 16, 2023, at 3:00 p.m. Central Time, and at any adjournment or postponement thereof. If you are a stockholder of record and you submit your proxy to us, you direct certain of our officers to vote your shares of Tesla common stock in accordance with the voting instructions in your proxy. If you are a beneficial owner and you follow the voting instructions provided in the notice you receive from your broker, bank or other intermediary, you direct such organization to vote your shares in accordance with your instructions. These proxy materials are being made available or distributed to you on or about April 6, 2023. As a stockholder, you are invited to attend the 2023 Annual Meeting and we request that you vote on the proposals described in this proxy statement.

Q: Can I attend the 2023 Annual Meeting?

A: Tesla expects to accommodate a limited number of stockholders in person at the 2023 Annual Meeting due to capacity restrictions. To maximize fairness, Tesla will conduct a random drawing to determine stockholders' eligibility to attend in person. If you were a stockholder of record or a beneficial owner at the close of business on March 20, 2023 (the "Record Date"), you must register on our stockholder platform at www.tesla.com/teslaaccount/subscription-preferences to be eligible for the drawing. The drawing will be held strictly in accordance with the rules and terms described at www.tesla.com/2023shareholdermeeting, and we will be unable to make any exceptions.

In addition, you may attend the 2023 Annual Meeting virtually via the Internet at www.meetnow.global/TESLA2023. The meeting will begin promptly at 3:00 p.m. Central Time. If you choose to attend the 2023 Annual Meeting virtually via the Internet, we encourage you to access the meeting prior to the start time leaving ample time for log-in.

Q: Where is the 2023 Annual Meeting?

A: The 2023 Annual Meeting will be held at Gigafactory Texas located at 1 Tesla Road, Austin, TX 78725 and virtually via the Internet at www.meetnow.global/TESLA2023. Stockholders who are selected in the random drawing may request directions to the 2023 Annual Meeting in person by calling (512) 516-8177 or by contacting our investor relations at ir@tesla.com.

Q: Will I be able to view the 2023 Annual Meeting via the Internet?

A: Yes. You may attend the 2023 Annual Meeting virtually via the Internet at www.meetnow.global/TESLA2023. We will also webcast the 2023 Annual Meeting live via the Internet at www.tesla.com/2023shareholdermeeting.

Q: Who is entitled to vote at the 2023 Annual Meeting?

A: You may vote your shares of Tesla common stock if you owned your shares at the close of business on the Record Date. You may cast one vote for each share of common stock held by you as of the Record Date on all matters presented. See the questions entitled "**How can I vote my shares in person at the 2023 Annual Meeting?**", "**How can I vote my shares virtually at the 2023 Annual Meeting?**" and "**How can I vote my shares without attending the 2023 Annual Meeting?**" below for additional details.

As of the Record Date, holders of common stock were eligible to cast an aggregate of 3,169,269,409 votes at the 2023 Annual Meeting.

Q: **What is the difference between holding shares as a stockholder of record or as a beneficial owner?**

A: You are the "stockholder of record" of any shares that are registered directly in your name with Tesla's transfer agent, Computershare Trust Company, N.A. **A minority of our stockholders are stockholders of record**. We have sent the Notice of Internet Availability directly to you if you are a stockholder of record. As a stockholder of record, you may grant your voting proxy directly to Tesla or to a third party or vote in person at the 2023 Annual Meeting as described more fully below.

You are the "beneficial owner" of any shares (which are considered to be held in "street name") that are held on your behalf by a brokerage account or by a bank or another intermediary that is the stockholder of record for those shares. **The vast majority of our stockholders are beneficial owners**. If you are a beneficial owner, you did not receive a Notice of Internet Availability directly from Tesla, but your broker, bank or other intermediary forwarded you a notice together with voting instructions for directing that organization how to vote your shares. **You may also attend the 2023 Annual Meeting in person (if you are eligible per our random drawing to attend in person), but because a beneficial owner is not a stockholder of record, you may not vote in person at the 2023 Annual Meeting unless you obtain a "legal proxy" from the organization that holds your shares, giving you the right to vote the shares at the 2023 Annual Meeting.**

Q: **How can I vote my shares in person at the 2023 Annual Meeting?**

A: You may vote shares for which you are the stockholder of record in person at the 2023 Annual Meeting (if you are eligible per our random drawing to attend in person). You may vote shares for which you are the beneficial owner in person (if you are eligible per our random drawing to attend in person) at the 2023 Annual Meeting only if you obtain a "legal proxy" from the broker, bank or other intermediary that holds your shares, giving you the right to vote the shares. Even if you plan to attend the 2023 Annual Meeting, and are eligible per our random drawing, we recommend that you also direct the voting of your shares as described below in the question entitled **"How can I vote my shares without attending the 2023 Annual Meeting?"** so that your vote will be counted even if you later decide not to attend the 2023 Annual Meeting.

Q: **How can I vote my shares virtually at the 2023 Annual Meeting?**

A: In order to join, submit questions and vote virtually via the Internet at the 2023 Annual Meeting, you will need a 15-digit secure "control number" unique to you, which you may obtain as follows.

›› If you are a "stockholder of record" with shares registered directly in your name with our transfer agent, Computershare Trust Company (a minority of Tesla stockholders), you can find the control number on the Notice of Internet Availability or paper proxy card that was sent to you.

›› If you are a beneficial owner of shares held in street name, you may:

›› Register in advance to obtain a control number. Please ask your broker, bank or other intermediary that holds your shares for a "legal proxy" for the 2023 Annual Meeting and submit a copy of it from your e-mail address with "Legal Proxy" in the subject line to legalproxy@computershare.com or by mail to Computershare at Tesla, Inc. Legal Proxy, P.O. Box 43001, Providence, RI, 02940-3001. If your request is received no later than 3:00 p.m. Central Time on May 11, 2023, you will receive a confirmation e-mail with your control number; or

›› Use the control number received with your voting instruction form. Please note, however, that this option is intended to be provided as a convenience to beneficial owners only, and there is no guarantee this option will be available for every type of beneficial owner voting control number. Please go to www.meetnow.global/TESLA2023 for more information on the available options and registration instructions.

Even if you plan to attend the 2023 Annual Meeting virtually via the Internet, we recommend that you also direct the voting of your shares as described below in the question entitled **"How can I vote my shares without attending the 2023 Annual Meeting?"** so that your vote will be counted even if you later decide not to attend the 2023 Annual Meeting.

Q: **How can I vote my shares without attending the 2023 Annual Meeting?**

A: Whether you hold shares as a stockholder of record or a beneficial owner, you may direct how your shares are voted without attending the 2023 Annual Meeting by the following means:

By Internet—Stockholders of record with Internet access may submit proxies by following the voting instructions on the Notice of Internet Availability until 1:00 a.m., Central Time on May 16, 2023. If you are a beneficial owner of shares held in street name, please check the voting instructions in the notice provided by your broker, bank or other intermediary for Internet voting availability.

By telephone—Stockholders of record who live in the United States (or its territories) or Canada may request a paper proxy card from Tesla by following the procedures in the Notice of Internet Availability, and submit proxies by following the applicable "Phone" instructions on the proxy card. If you are a beneficial owner of shares held in street name, please check the voting instructions in the notice provided by your broker, bank or other intermediary for telephone voting availability.

By mail—Stockholders of record may request a paper proxy card from Tesla by following the procedures in the Notice of Internet Availability. If you elect to vote by mail, please complete, sign and date the proxy card where indicated and return it in the prepaid envelope included with the proxy card. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. If you are a beneficial owner of shares held in street name, you may vote by mail by completing, signing and dating the voting instructions in the notice provided by your broker, bank or other intermediary and mailing it in the accompanying pre-addressed envelope.

Q: **How many shares must be present or represented to conduct business at the 2023 Annual Meeting?**

A: The stockholders of record of a majority of the shares entitled to vote at the 2023 Annual Meeting must either (1) be present in person or virtually via the Internet at the 2023 Annual Meeting or (2) have properly submitted a proxy in order to constitute a quorum at the 2023 Annual Meeting.

Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present, and therefore are included for the purposes of determining whether a quorum is present at the 2023 Annual Meeting. A broker "non-vote" occurs when an organization that is the stockholder of record that holds shares for a beneficial owner, and which is otherwise counted as present or represented by proxy, does not vote on a particular proposal because that organization does not have discretionary voting power under applicable regulations to vote on that item and has not received specific voting instructions from the beneficial owner.

Q: **What proposals will be voted on at the 2023 Annual Meeting?**

A: The proposals scheduled to be voted on at the 2023 Annual Meeting are:

Tesla Proposals

›› A Tesla proposal to elect three Class I directors listed in this proxy statement to serve for a term of three years, or until their respective successors are duly elected and qualified (Proposal One);

›› A Tesla proposal to approve executive compensation on a non-binding advisory basis (Proposal Two);

›› A Tesla proposal to approve the frequency of future votes on executive compensation on a non-binding advisory basis (Proposal Three);

›› A Tesla proposal to ratify the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal Four); and

Stockholder Proposals

›› A stockholder proposal regarding reporting on key-person risk, if properly presented (Proposal Five).

Q: What is the voting requirement to approve each of the proposals?

A:

Proposal	Vote Required	Broker Discretionary Voting Allowed
Proposal One—Tesla proposal to elect three Class I directors	Majority of the shares present in person or represented by proxy and entitled to vote on the election of directors	No
Proposal Two—Tesla proposal to approve executive compensation on a non-binding advisory basis	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No
Proposal Three—Tesla proposal to approve the frequency of future votes on executive compensation on a non-binding advisory basis	The frequency (every one, two or three years) receiving the most votes will be considered the frequency recommended by stockholders	No
Proposal Four—Tesla proposal to ratify the appointment of independent registered public accounting firm	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	Yes
Proposal Five—Stockholder proposal regarding reporting on key-person risk, if properly presented	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No

Q: How are votes counted?

A: All shares entitled to vote and that are voted in person at the 2023 Annual Meeting will be counted, and all shares represented by properly executed and unrevoked proxies received prior to the 2023 Annual Meeting will be voted at the 2023 Annual Meeting as indicated in such proxies. You may vote "**FOR**," "**AGAINST**" or "**ABSTAIN**" on each of the nominees for election as director (Proposal One), and on each of Proposals Two, Four and Five. You may vote to recommend, by non-binding vote, the frequency of future executive compensation votes (Proposal Three) for a vote every one, two or three years, or you may abstain from voting.

With respect to the election of directors, Tesla's bylaws provide that in an uncontested election, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter is required to elect a director. Abstentions with respect to any director nominee (Proposal One) or any of Proposals Two, Four and Five will have the same effect as a vote against such nominee or Proposal. Consequently, each director nominee will be elected, and each of Proposals Two, Four and Five will be approved or ratified, as applicable, only if the number of shares voted "**FOR**" such nominee or Proposal exceeds the total number of shares voted "**AGAINST**" or to "**ABSTAIN**" with respect to such nominee or Proposal.

You may vote to recommend, by non-binding vote, the frequency of future executive compensation votes (Proposal Three) for a vote every one, two or three years, or you may abstain from voting. The Board will consider the frequency option that receives the greatest number of votes among the three frequency options to be the recommendation of the stockholders. Abstentions will have no effect on Proposal Three.

Q: What is the effect of not casting a vote or if I submit a proxy but do not specify how my shares are to be voted?

A: If you are a stockholder of record and you do not vote by proxy card, by telephone or via the Internet before the 2023 Annual Meeting, or in person or virtually via the Internet at the 2023 Annual Meeting, your shares will not be voted at the 2023 Annual Meeting. If you submit a proxy, but you do not provide voting instructions, your shares will be voted in accordance with the recommendation of the Board (or, if there is no recommendation of the Board on a Proposal, your shares will not be voted on such Proposal).

If you are a beneficial owner and you do not provide the organization that is the stockholder of record for your shares with voting instructions, the organization will determine if it has the discretionary authority to vote on the particular matter. Under applicable regulations, brokers and other intermediaries have the discretion to vote on routine matters, such as Proposal Four, but do not have discretion to vote on non-routine matters such as Proposals One, Two, Three and Five. Therefore, if you do not provide voting instructions to that organization, it may vote your shares only on Proposal Four and any other routine matters properly presented for a vote at the 2023 Annual Meeting.

Q: What is the effect of a broker "non-vote"?

A: An organization that holds shares of Tesla's common stock for a beneficial owner will have the discretion to vote on routine proposals if it has not received voting instructions from the beneficial owner at least ten days prior to the 2023 Annual Meeting. A broker "non-vote" occurs when a broker, bank or other intermediary that is otherwise counted as present or represented by proxy does not receive voting instructions from the beneficial owner and does not have the discretion to vote the shares. A broker "non-vote" will be counted for purposes of calculating whether a quorum is present at the 2023 Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal as to which that broker "non-vote" occurs. Thus, a broker "non-vote" will not impact our ability to obtain a quorum for the 2023 Annual Meeting and will not otherwise affect the approval by a majority of the votes present in person or represented by proxy and entitled to vote of any of the Proposals One, Two, Three and Five. As described above, broker non-votes are not expected to occur in connection with Proposal Four.

Q: How does the Board recommend that I vote?

A: The Board recommends that you vote your shares:

›› "**FOR**" the three nominees for election as Class I directors (Proposal One);

›› "**FOR**" the approval, by non-binding advisory vote, of executive compensation (Proposal Two);

›› "**EVERY THREE YEARS**" for the approval, by non-binding advisory vote, of a triennial executive compensation vote (Proposal Three);

›› "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal Four); and

›› "**AGAINST**" the approval of the stockholder proposal regarding reporting on key-person risk (Proposal Five).

Q: What happens if additional matters are presented at the 2023 Annual Meeting?

A: If any other matters are properly presented for consideration at the 2023 Annual Meeting, including, among other things, consideration of a motion to adjourn the 2023 Annual Meeting to another time or place, the persons named as proxy holders, Elon Musk and Zachary Kirkhorn, or either of them, will have discretion to vote the proxies held by them on those matters in accordance with their best judgment. Tesla has received notice from a stockholder of an intent to propose a resolution at the 2023 Annual Meeting requesting reporting on plans to eradicate child labor and forced labor from its supply chain. Other than the floor proposal, Tesla does not currently anticipate that any other matters will be raised at the 2023 Annual Meeting.

Q: Can I change my vote?

A: If you are a stockholder of record, you may change your vote (1) by submitting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the voting methods described above in the question entitled "**How can I vote my shares without attending the 2023 Annual Meeting?**," (2) by providing a written notice of revocation to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, with a copy sent by e-mail to shareholdermail@tesla.com, prior to your shares being voted, or (3) by attending the 2023 Annual Meeting and voting in person or virtually via the Internet, which will supersede any proxy previously submitted by you. However, merely attending the meeting will not cause your previously granted proxy to be revoked unless you specifically request it.

If you are a beneficial owner of shares held in street name, you may generally change your vote by (1) submitting new voting instructions to your broker, bank or other intermediary or (2) if you have obtained a "legal proxy" from the organization that holds your shares giving you the right to vote your shares, by attending the 2023 Annual Meeting and voting in person. However, please consult that organization for any specific rules it may have regarding your ability to change your voting instructions.

Q: **What should I do if I receive more than one Notice of Internet Availability, notice from my broker, bank or other intermediary, or set of proxy materials?**

A: You may receive more than one Notice of Internet Availability, notice from your broker, bank or other intermediary, or set of proxy materials, including multiple copies of proxy cards or voting instruction cards. For example, if you are a beneficial owner with shares in more than one brokerage account, you may receive a separate notice or voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability or proxy card. Please complete, sign, date and return each Tesla proxy card or voting instruction card that you receive, and/or follow the voting instructions on each Notice of Internet Availability or other notice you receive, to ensure that all your shares are voted.

Q: **Is my vote confidential?**

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Tesla or to third parties, except: (1) as necessary for applicable legal requirements, (2) to allow for the tabulation and certification of the votes and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to Tesla management.

Q: **Who will serve as inspector of election?**

A: The inspector of election will be Computershare Trust Company, N.A.

Q: **Where can I find the voting results of the 2023 Annual Meeting?**

A: We will publish final voting results in our Current Report on Form 8-K, which will be filed with the SEC and made available on its website at www.sec.gov within four (4) business days of the 2023 Annual Meeting.

Q: **Who will bear the cost of soliciting votes for the 2023 Annual Meeting?**

A: Tesla will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners for their reasonable expenses in forwarding solicitation material to those beneficial owners. Our directors, officers and employees may also solicit proxies in person or by other means. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses incurred in doing so.

Q: **What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?**

A: You may submit proposals, including recommendations of director candidates, for consideration at future stockholder meetings.

For inclusion in Tesla's proxy materials—Stockholders may present proper proposals for inclusion in Tesla's proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing in a timely manner to:


Tesla, Inc.
1 Tesla Road
Austin, Texas 78725
Attention: Legal Department


with a copy sent by e-mail to **shareholdermail@tesla.com**.

Any correspondence that is not addressed precisely in accordance with the foregoing, including any correspondence directed to a specific individual, may not be received timely or at all, and we strongly recommend that you also send such correspondence by e-mail and verify that you receive a confirmation of receipt from Tesla.

In order to be included in the proxy statement for the 2024 annual meeting of stockholders, stockholder proposals must be received in accordance with the above instructions no later than December 8, 2023, provided that if the date of the

2024 annual meeting of stockholders is more than 30 days from the one-year anniversary of the 2023 Annual Meeting, the deadline will instead be a reasonable time before we begin to print and send our proxy materials for the 2024 annual meeting of stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our bylaws also provide for a right of proxy access. This enables stockholders, under specified conditions, to include their nominees for election as directors in our proxy statement. Under our bylaws, a stockholder (or group of up to 20 stockholders) who has continuously owned at least 3% of the outstanding shares of our common stock for at least three consecutive years and has complied with the other requirements in our bylaws may nominate up to 20% of the Board and have such nominee(s) included in our proxy statement. To be timely, notice of nominees should be delivered to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, with a copy sent by e-mail to shareholdermail@tesla.com, not less than 120 days nor more than 150 days prior to the one-year anniversary of the date on which Tesla mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, notice of nominees for our 2024 annual meeting of stockholders must be delivered to the address above not later than December 8, 2023 and not earlier than November 8, 2023.

To be brought at annual meeting—In addition, you can find in Tesla's bylaws an advance notice procedure for stockholders who wish to present certain matters, including nominations for the election of directors, at an annual meeting of stockholders without inclusion in Tesla's proxy materials.

In general, Tesla's bylaws provide that the Board will determine the business to be conducted at an annual meeting, including nominations for the election of directors, as specified in the Board's notice of meeting or as properly brought at the meeting by the Board. However, a stockholder may also present at an annual meeting any business, including nominations for the election of directors, specified in a written notice properly delivered within the Notice Period (as defined below), if the stockholder held shares at the time of the notice and the record date for the meeting. Such notice should be delivered to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, with a copy sent by e-mail to shareholdermail@tesla.com. The notice must contain specified information about the proposed business or nominees and about the proponent stockholder. If a stockholder who has delivered such a notice does not appear to present his or her proposal at the meeting, Tesla will not be required to present the proposal for a vote.

The "Notice Period" is the period not less than 45 days nor more than 75 days prior to the one-year anniversary of the date on which Tesla mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, the Notice Period for the 2024 annual meeting of stockholders will start on January 22, 2024 and end on February 21, 2024. However, if the date of the 2024 annual meeting of stockholders is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the 2023 Annual Meeting, the Notice Period will instead start 120 days prior to the 2024 annual meeting of stockholders and end on the later of (i) 90 days prior to such meeting or (ii) the 10th day following our first public announcement of the date of the 2024 annual meeting of stockholders.

This is only a summary of the proxy access and advance notice procedures. Complete details regarding all requirements that must be met are found in our bylaws. You can obtain a copy of the relevant bylaw provisions by writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, or to shareholdermail@tesla.com via e-mail, or by accessing Tesla's filings on the SEC's website at www.sec.gov.

All notices of proposals or director nominees by stockholders, whether or not requested for inclusion in Tesla's proxy materials, must be addressed precisely as prescribed in this section to be received timely or at all. We strongly recommend that you also send such correspondence by e-mail and verify that you receive a confirmation of receipt from Tesla.

Q: How may I obtain a separate copy of the Notice of Internet Availability or the proxy materials?

A: If you are a stockholder of record and share an address with another stockholder of record, each stockholder may not receive a separate copy of the Notice of Internet Availability or proxy materials. Stockholders may request to receive separate or additional copies of the Notice of Internet Availability or proxy materials by calling our Investor Relations department at (512) 516-8177 or by writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Investor Relations, or to ir@tesla.com. Upon such written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability and, if applicable, our proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. Stockholders who share an address and receive multiple copies of the Notice of Internet Availability or proxy materials can also request to receive a single copy by following the instructions above.

Q: Who can help answer my questions?

A: Please contact our Investor Relations department by calling (512) 516-8177 or by writing to Tesla, Inc., 1 Tesla Road, Austin, TX 78725, Attention: Investor Relations, or to ir@tesla.com via email.

INVESTOR OUTREACH AND ENGAGEMENT

Our Approach

> Our unique business requires a unique approach to corporate governance, and our mission requires a long-term focus that we believe will ultimately maximize value to our employees and our stockholders. Our corporate governance structure has facilitated several key decisions which have set Tesla up to achieve long-term success and our mission to accelerate the world's transition to sustainable energy.

Some examples include our decisions to:

- Manufacture all-electric vehicles from the ground up rather than being a mere supplier of EV components;
- Establish an international network of our stores, service centers and Supercharger stations despite regulatory hurdles and the significant capital outlay required to do so;
- Build Gigafactory Nevada, the largest lithium-ion battery factory in the world, so that we can scale most effectively;
- Expand into energy generation and storage through the acquisition of SolarCity Corporation in 2016 to create a vertically integrated sustainable energy company and empower individual consumers to be their own utility;
- Deploy FSD Beta incrementally, resulting in over 130 million cumulative miles driven with FSD Beta to date; and
- Compensate our CEO only if other stockholders realize tremendous value.

These and other similar decisions were made due to our corporate governance structure and, ultimately, decisions like these are what differentiate Tesla from other companies.

Year-Round Engagement

Our Board continuously evaluates our corporate governance structure, practices and policies, and weighs stakeholder feedback. The Board maintains an active, year-round dialogue with our largest stockholders to ensure that Tesla's Board and management understand and consider the issues that matter most to our stockholders. This includes focused one-on-one meetings between our Board and stockholders throughout the year that are designed to give institutional stockholders an opportunity to better understand our strategy and governance and raise any concerns, and allow our directors to become better informed about our stockholders' views and concerns.

Board Responsiveness

Through the Board's engagement program discussed above, we have received, and continue to periodically receive, helpful input regarding a number of stockholder-related matters. Moreover, members of the Board and management from time to time seek input from our investors when considering important corporate actions, including our consideration of, and responses to, stockholder proposals that involve corporate governance and alignment with stockholder interests. As a result, we have adopted a number of significant changes, including but not limited to:

- Progressively adding directors who are independent under the requirements of The Nasdaq Stock Market LLC ("Nasdaq") and bring additional viewpoints and key skills in different areas as we evolve, including Kathleen Wilson- Thompson in 2018, Hiromichi Mizuno in 2020, Joe Gebbia in 2022 and JB Straubel as a nominee this year;
- Following the passing proposal at the 2022 Annual Meeting relating to proxy access, meeting with key stockholders to discuss their views and formulate a framework to address the proposal, after which the Board voted to amend the bylaws of the Company to enable proxy access, in such a manner as to reflect such stockholder views;
- Hosting Investor Day in March 2023, in which Tesla leaders presented on key areas important to our success, affording stockholders more detailed assessments of the performance, achievements, growth opportunities and areas of focus for our businesses, and addressing stockholder feedback requesting greater visibility into our business leaders and roadmap;
- Amending our pledging policy to (i) cap the aggregate loan or investment amount that can be collateralized by the pledged stock of our CEO to the lesser of $3.5 billion or twenty-five percent (25%) of the total value of the pledged stock, and (ii) lower the percentage used to calculate the maximum loan or investment amount borrowable by directors and officers (other than our CEO) based on the total value of such director or officer's pledged stock from 25% to 15%;

- Enhancing our proxy statement disclosures, including with respect to our corporate governance approach, succession planning, risk oversight, Committee engagement and director skills;

- Publishing an annual Impact Report, and providing disclosures including those aligned with the Task Force on Climate-Related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board recommendations, as well as EEO-1 data; and

- Recommending management proposals in prior years, including at the 2022 Annual Meeting, to reduce director terms and eliminate applicable supermajority voting requirements.

This year, we will be publishing our fifth annual Impact Report with enhanced disclosures across people, environment, product and supply chain. In response to stockholder engagement, we are disclosing additional Scope 3 emissions categories and aligning with the TCFD's recommended climate-related disclosures. We will also expand disclosures on the culture we continue to build and enhance at Tesla, how we engage and aim to retain our employees, progress we are making on displacing fossil fuels, the efficiency and safety of our products and how we manage risks in the supply chain, among many other topics. For further information, please navigate to the "Impact" page of the Investor Relations section on our website. We intend to publish our 2022 Report by the end of April 2023. Information contained on, or accessible through, our website and in our Impact Report, is not incorporated in, and is not part of, this proxy statement or any other report or filing we make with the SEC.

Our Board's Commitment to Governance

Our Board believes in maintaining stockholder confidence through, among other things, demonstrating its responsiveness to stockholder feedback and its commitment to corporate governance. Accordingly, to provide an enhanced voice to our stockholders in approving fundamental corporate matters, the Board is committed to enabling the elimination of certain supermajority voting requirements in our charter and bylaws through the process outlined below.

In each of the last four years, our Board repeatedly proposed amendments to our certificate of incorporation and bylaws to reduce director terms and/or to eliminate certain supermajority voting. However, such amendments failed to pass each time that the Board proposed them. Because the affirmative vote of at least 66 2/3% of the *total outstanding shares entitled to vote* is required to approve such amendments, similar proposals cannot pass unless we achieve such a stockholder participation rate.

In response to not reaching the required stockholder participation rate, during 2022, we took active steps in an effort to increase the participation rate of our retail investors through the development of our Shareholder Platform (discussed below), outreach campaigns, direct mailings, one-on-one engagements and through social media channels. This resulted in achieving our highest stockholder participation rate in the last five years in 2022 of over 63%, though still short of the required 66 2/3% participation rate.

This year, we will again marshal our resources and continue our efforts to further increase retail investor participation rates as rapidly as possible, via events such as our 2023 Investor Day, and with an active communications campaign via our new Shareholder Platform and social media channels encouraging retail stockholders to vote their shares.

Once we have achieved a total stockholder participation rate of at least 65% at a stockholder meeting, the Board will again propose charter and bylaw amendments to eliminate supermajority voting requirements. To the extent that this proposal to eliminate supermajority voting requirements achieves the required threshold to pass, this will unlock a gateway for our Board and stockholders to adopt further stockholder-driven governance actions, including, without limitation, the right for stockholders to act by written consent or to call a special meeting, and the declassification of the Board. Furthermore, as previously discussed, the Board is consistently listening and receptive to taking further governance actions when appropriate.

Shareholder Platform

In 2022, building on our efforts to enhance engagement among our retail stockholder base, Tesla launched our Shareholder Platform. Any Tesla stockholder, regardless of holdings size, can sign up to stay informed about investor-related topics such as quarterly filings and event announcements, and are eligible for selection to participate in in-person access to Tesla events such as the Tesla Semi launch event, AI Day 2, Investor Day and our annual meetings. Tesla has one of the largest retail stockholder bases of any public company. Our retail stockholders are incredibly engaged and tend to have a very strong understanding of the Company, and are an important base of support and feedback for management and the Board. We will continue to build the system to maximize depth of engagement and reach. Our goal is for every stockholder who wants to engage with the Company to have a meaningful framework for interaction through the Shareholder Platform.

Hybrid Annual Stockholder Meetings

Beginning in 2020, we have conducted our annual meetings both in-person and online through a live webcast and online stockholder tools. Our online format opens up engagement to all stockholders, regardless of the amount of stock owned and geography, and allows our substantial retail stockholder population to hear directly from our Board and management, as well as to submit questions online. At the same time, due to investor feedback and interest, we continue to also host our meetings in-person so stockholders have the opportunity to engage with our Board and management in-person.

Management Proposals
Proposal One
Tesla Proposal for Election of Directors

General

Tesla's Board currently consists of eight members who are divided into three classes with staggered three-year terms. Our bylaws permit the Board to establish by resolution the authorized number of directors, and eight directors are currently authorized. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. The Board and the Nominating and Corporate Governance Committee will continue to frequently evaluate the optimal size and composition of the Board to allow it to operate nimbly and efficiently, while maintaining new ideas, expertise and experience among its membership.

Hiromichi Mizuno, a Class I director, will not stand for re-election to the Board when his current term ends at the 2023 Annual Meeting. Accordingly, the Board has nominated JB Straubel to succeed Mr. Mizuno as a Class I director. Mr. Straubel joined Tesla in 2004, and spent 14 years as our Chief Technology Officer, where he played a key role in our battery cell design, and engineering and production. Mr. Straubel also led the construction and concept of Gigafactory Nevada and the production ramp of our Model 3. After his departure from Tesla in 2019, Mr. Straubel founded Redwood Materials Inc. ("Redwood"), which is dedicated to building a circular supply chain to power a sustainable world and accelerate the reduction of fossil fuels. We believe that Mr. Straubel's extensive operational experience in senior leadership at the Company, combined with his engineering expertise and passion for cleantech, will make him an important asset in our mission to accelerate the world's transition to sustainable energy.

Nominees for Class I Directors

Three candidates have been nominated for election as Class I directors at the 2023 Annual Meeting for a three-year term expiring in 2026.

Upon recommendation of the Nominating and Corporate Governance Committee, the Board has nominated **Elon Musk, Robyn Denholm and JB Straubel** for election as Class I directors. Biographical information about each of the nominees is contained in the following section. A discussion of the qualifications, attributes and skills of each nominee that led the Board and the Nominating and Corporate Governance Committee to the conclusion that he or she should be elected or continue to serve as a director follows each of the director and nominee biographies.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "**FOR**" the election of Messrs. Musk and Straubel and Ms. Denholm. Each of Messrs. Musk and Straubel and Ms. Denholm has accepted such nomination; however, in the event that a nominee is unable or declines to serve as a director at the time of the 2023 Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on your proxy card or when you vote by telephone or over the Internet. If you are a beneficial owner holding your shares in street name and you do not give voting instructions to your broker, bank or other intermediary, that organization will leave your shares unvoted on this matter.

> **THE BOARD RECOMMENDS A VOTE *FOR* THE TESLA PROPOSAL FOR THE ELECTION OF ELON MUSK, ROBYN DENHOLM AND JB STRAUBEL.**

Information Regarding the Board and Director Nominees

The names of the members of the Board and Tesla's director nominees, their respective ages, their positions with Tesla and other biographical information as of April 6, 2023, are set forth below. Except for Messrs. Elon Musk, our Chief Executive Officer and a director, and Kimbal Musk, a director, who are brothers, there are no other family relationships among any of our directors or executive officers.

Name	Chair of the Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Disclosure Controls Committee
Elon Musk					
Robyn Denholm	X	X	X	X	X
Ira Ehrenpreis			X	X	
Hiromichi Mizuno (1)		X			
Joe Gebbia		X			
James Murdoch		X		X	X
Kimbal Musk					
JB Straubel (2)					
Kathleen Wilson-Thompson			X	X	X

(1) Mr. Mizuno will not stand for re-election when his current term expires at the 2023 annual meeting of stockholders.

(2) Mr. Straubel has been nominated by the Board for election as a Class I director at the 2023 annual meeting of stockholders.

Key Skills

The following chart sets forth certain key skills (based on prior and current roles) of our directors and director nominees.

	E. Musk	Denholm	Ehrenpreis	Gebbia	Mizuno	Murdoch	K. Musk	Straubel	Wilson-Thompson
Executive Leadership	■	■		■		■	■	■	■
Financial Expertise / Investment	■	■	■	■	■	■			
Technology	■	■	■	■		■	■	■	
Cybersecurity	■	■		■					
Risk and Compliance		■	■		■				■
Growth / Transformation	■	■	■	■		■	■	■	
Public Company Board Experience	■	■		■		■	■	■	■
Legal, Regulatory and Public Policy		■			■	■			■
Environmental / Social / Governance									
Environmental	■		■	■	■		■	■	
Social			■	■	■		■		■
Governance		■	■		■		■		■
Global Operations	■	■		■	■	■	■	■	■
Manufacturing / Supply Chain	■	■					■	■	■
Strategic Planning	■	■	■	■		■	■	■	■



Elon Musk

Age:	51
Director Since:	2004

Career Highlights

Elon Musk has served as our Chief Executive Officer since October 2008. Mr. Musk has also served as Chief Executive Officer, Chief Technology Officer and Chairman of Space Exploration Technologies Corporation, a company which develops and launches advanced rockets for satellite, and eventually human, transportation ("SpaceX"), since May 2002, served as Chairman of the Board of SolarCity Corporation, a solar installation company ("SolarCity"), from July 2006 until its acquisition by us in November 2016 and served as Chief Executive Officer of Twitter, Inc., a social media company ("Twitter"), since October 2022. Mr. Musk is also a founder of The Boring Company, an infrastructure company, and Neuralink Corporation, a company focused on developing brain-machine interfaces. Prior to SpaceX, Mr. Musk co-founded PayPal, an electronic payment system, which was acquired by eBay in October 2002, and Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March 1999. Mr. Musk also served on the board of directors of Endeavor Group Holdings, Inc. from April 2021 to June 2022. Mr. Musk holds a B.A. in physics from the University of Pennsylvania and a B.S. in business from the Wharton School of the University of Pennsylvania.

Impact

As our Chief Executive Officer, one of our founders and our largest stockholder, Mr. Musk brings historical knowledge, operational and technical expertise and continuity to the Board. Mr. Musk guided Tesla from an early-stage startup, through its IPO in 2010, to transformative growth into one of the most valuable companies in the world. Mr. Musk's leadership and unique vision has played a key role in our mission to accelerate the world's transition to sustainable energy.



Robyn Denholm

Age:	59
Director Since:	2014
Committee Membership	• Audit (Chair) • Compensation • Nominating and Corporate Governance • Disclosure Controls (Chair)

Career Highlights

Ms. Denholm has been Chair of the Board since November 2018. Since January 2021, Ms. Denholm has been an operating partner of Blackbird Ventures, a venture capital firm. She is also the Inaugural Chair of the Technology Council of Australia. From January 2017 through June 2019, Ms. Denholm was with Telstra Corporation Limited, a telecommunications company ("Telstra"), where she served as Chief Financial Officer and Head of Strategy from October 2018 through June 2019, and Chief Operations Officer from January 2017 to October 2018. Prior to Telstra, from August 2007 to July 2016, Ms. Denholm was with Juniper Networks, Inc., a manufacturer of networking equipment, serving in executive roles including Executive Vice President, Chief Financial Officer and Chief Operations Officer. Prior to joining Juniper Networks, Ms. Denholm served in various executive roles at Sun Microsystems, Inc. from January 1996 to August 2007. Ms. Denholm also served at Toyota Motor Corporation Australia for seven years and at Arthur Andersen & Company for five years in various finance assignments. Ms. Denholm previously served as a director of ABB Ltd. from 2016 to 2017. Ms. Denholm is a Fellow of the Institute of Chartered Accountants of Australia/New Zealand, a member of the Australian Institute of Company Directors, and holds a Bachelor's degree in Economics from the University of Sydney, and a Master's degree in Commerce and a Doctor of Business Administration (honoris causa) from the University of New South Wales.

Impact

Ms. Denholm brings nearly 30 years of executive leadership experience at both NYSE and Nasdaq listed companies, including significant risk management, financial and accounting expertise, as well as technology leadership experience. Ms. Denholm has extensive knowledge of both the automotive and technology industries, including serving as the Chief Financial Officer and Chief Operating Officer of two technology companies.



Ira
Ehrenpreis

Age: 54

Director Since: 2007

Committee Membership
- Compensation (Chair)
- Nominating and Corporate Governance (Chair)

Career Highlights

Mr. Ehrenpreis has been a venture capitalist since 1996. He is a founder and managing member of DBL Partners, a leading impact investing venture capital firm formed in 2015. Previously, he led the Energy Innovation practice at Technology Partners. Mr. Ehrenpreis has served on the board and Executive Committee, including as Annual Meeting Chairman, of the National Venture Capital Association (NVCA). Mr. Ehrenpreis currently serves as the Chairman of the VCNetwork, the largest and most active California venture capital organization, and as the President of the Western Association of Venture Capitalists (WAVC), the oldest venture capital organization in California. Mr. Ehrenpreis is also deeply involved in the energy technology sector. He currently serves on the National Renewable Energy Laboratory (NREL) Advisory Council, the University of Texas at Austin Energy Institute Advisory Board, and the Stanford Precourt Institute for Energy Advisory Council, and has served on the advisory boards of many industry groups, including the American Council on Renewable Energy, the Cleantech Venture Network (Past Chairman of Advisory Board) and the Stanford Global Climate and Energy Project (GCEP). He was also Chairman of the Clean-Tech Investor Summit for nine years. Mr. Ehrenpreis served for years as the Chairman of the Silicon Valley Innovation & Entrepreneurship Forum (SVIEF) and on the Advisory Board of the Forum for Women Entrepreneurs (FWE). Mr. Ehrenpreis was awarded the 2018 NACD Directorship 100 for his influential leadership in the boardroom and corporate governance community. Mr. Ehrenpreis holds a B.A. from the University of California, Los Angeles and a J.D. and M.B.A. from Stanford University.

Impact

Mr. Ehrenpreis is an acknowledged leader in the energy, technology, impact and venture capital industries, where he serves on several industry boards, and brings valuable insights in corporate governance, strategic growth and stockholder values. Mr. Ehrenpreis' long tenure on Tesla's Board also provides the Company with stability and experience as it navigates through different challenges.



Joe Gebbia

Age:	41
Director Since:	2022

Career Highlights

Mr. Gebbia co-founded Airbnb, Inc. in 2008 and has served on Airbnb's board of directors since 2009. In 2022, Mr. Gebbia launched Samara, which produces fully customized, factory-made homes designed to create rental income, house family, support work from home, or bundled together, to form new types of housing communities. Mr. Gebbia received dual degrees in Graphic Design and Industrial Design from the Rhode Island School of Design, where he currently serves on the institution's Board of Trustees. Mr. Gebbia is the Chairman of Airbnb.org, and also serves on the Olympic Refuge Foundation and leadership councils for UNHCR, Tent.org and Malala Fund. Mr. Gebbia is a sought-after speaker on design and entrepreneurship, and has been named in BusinessWeek's Top 20 Best Young Tech Entrepreneurs, Inc. Magazine's Thirty-under-Thirty, Fortune's Forty-under-Forty, and one of Fast Company's Most Creative People.

Impact

Mr. Gebbia has valuable experience derived from founding and leading a global public company. The Board benefits from his entrepreneurial background, as well as his experience in design, innovation, brand development and management of complex regulatory environments.



Hiromichi Mizuno

Age:	57
Director Since:	2020
Career Highlights	Since January 2021, Mr. Mizuno has served as the United Nations Special Envoy on Innovative Finance and Sustainable Investments. Mr. Mizuno has also served as the representative partner and Chief Executive Officer of Good Steward Partners, LLC, a consulting firm, since March 2021. From January 2015 to March 2020, Mr. Mizuno was Executive Managing Director and Chief Investment Officer of Japan's Government Pension Investment Fund, the largest pension fund in the world. Previously, Mr. Mizuno was a partner at Coller Capital, a private equity firm, from 2003 to 2015. In addition to being a career-long finance and investment professional, Mr. Mizuno has served as a board member of numerous business, government and other organizations, currently including the Mission Committee of Danone S.A., a global food products company, and the World Economic Forum's Global Future Council. Mr. Mizuno is also involved in academia and thought leadership, having been named to leadership or advisory roles at Harvard University, University of Cambridge, Northwestern University and the Milken Institute. Mr. Mizuno holds a B.A. in Law from Osaka City University and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.
Impact	Mr. Mizuno has a deep understanding of international economics, financial markets and government policies, and further increases the international expertise and global mindset of the Board. Through his role at the United Nations, Mr. Mizuno is also a global leader in environmental sustainability initiatives.
	Mr. Mizuno will not stand for re-election when his current term expires at Tesla's 2023 annual meeting of stockholders.



James Murdoch

Age:	50
Director Since:	2017

Committee Membership
- Audit
- Nominating and Corporate Governance
- Disclosure Controls

Career Highlights

Mr. Murdoch has been the Chief Executive Officer of Lupa Systems, a private holding company that he founded, since March 2019. Previously, Mr. Murdoch held a number of leadership roles at Twenty-First Century Fox, Inc., a media company ("21CF"), over two decades, including its Chief Executive Officer from 2015 to March 2019, its Co-Chief Operating Officer from 2014 to 2015, its Deputy Chief Operating Officer and Chairman and Chief Executive Officer, International from 2011 to 2014 and its Chairman and Chief Executive, Europe and Asia from 2007 to 2011. Previously, he served as the Chief Executive Officer of Sky plc from 2003 to 2007, and as the Chairman and Chief Executive Officer of STAR Group Limited, a subsidiary of 21CF, from 2000 to 2003. Mr. Murdoch formerly served on the boards of News Corporation from 2013 to 2020, of 21CF from 2007 to 2019, and of Sky plc from 2003 to 2018. In addition, he has served on the boards of GlaxoSmithKline plc and of Sotheby's.

Impact

Mr. Murdoch brings to the Board his decades of executive and board experience across numerous companies. Tesla's Board benefits from his extensive knowledge of international markets and strategies and experience with the adoption of new technologies.



Kimbal Musk

Age:	50
Director Since:	2004

Career Highlights

Mr. Musk is co-founder and Executive Chairman of The Kitchen Restaurant Group, a growing family of businesses with the goal of providing all Americans with access to real food that was founded in 2004. In 2010, Mr. Musk became the Executive Director of Big Green (formerly The Kitchen Community), a non-profit organization that creates learning gardens in schools across the United States. Mr. Musk also co-founded Square Roots, an urban farming company growing fresh, local greens in climate-controlled, AI equipped shipping containers, in 2016, and serves as its Chairman. In 2022, Mr. Musk founded Nova Sky Stories, with a mission to empower producers and artists to bring art to the skies with drone light shows, and serves as its Chief Executive Officer. Previously, Mr. Musk was a co-founder of Zip2 Corporation, an early inventor of online maps and door to door directions, which was acquired by Compaq and merged into Yahoo Maps in 1999. In 2006, Mr. Musk became CEO of OneRiot, a realtime search engine that was acquired by Walmart in 2011. Mr. Musk was a director of SpaceX since its founding in 2002 until January 2022, and was a director of Chipotle Mexican Grill, Inc. from 2013 to 2019. Mr. Musk holds a B. Comm. in business from Queen's University and is a graduate of The French Culinary Institute in New York City.

Impact

Mr. Musk has extensive senior leadership business experience in the technology, retail and consumer markets, and a robust understanding of mission-driven ventures. Mr. Musk also provides valuable expertise based on his experience on the Tesla Board and is able to apply his unique understanding of the business to the strategy and execution of the Company.



JB
Straubel

Age: 47

Director Since: Nominee

Career Highlights

Mr. Straubel is the Founder and Chief Executive Officer of Redwood Materials Inc., a Nevada-based company working to drive down the costs and environmental footprint of lithium-ion batteries by offering large-scale sources of domestic anode and cathode materials produced from recycled batteries. Mr. Straubel also co-founded and served as the Chief Technology Officer of Tesla from May 2005 to July 2019. Mr. Straubel previously served on the board of SolarCity Corporation and as a member of its Nominating and Corporate Governance Committee from August 2006 until its acquisition by Tesla in November 2016. Mr. Straubel has served on the board of directors of QuantumScape since November 2020. Mr. Straubel holds a B.S. in Energy Systems Engineering and a M.S. in Engineering, with an emphasis on energy conversion, from Stanford University.

Impact

As a co-founder and one of the key members of Tesla's leadership team for over a decade, Mr. Straubel brings extensive operational experience and in-house knowledge of Tesla's technology, research and development of business management. Mr. Straubel also provides valuable expertise in the areas of cleantech and batteries.

Mr. Straubel has been nominated by the Board for election as a Class I director at the 2023 annual meeting of stockholders.



Kathleen
Wilson-Thompson

Age:	65
Director Since:	2018
Committee Membership	• Compensation Committee • Nominating and Corporate Governance • Disclosure Controls
Career Highlights	Ms. Wilson-Thompson served as Executive Vice President and Global Chief Human Resources Officer of Walgreens Boots Alliance, Inc., a global pharmacy and wellbeing company, from December 2014 until her retirement in January 2021, and previously served as Senior Vice President and Chief Human Resources Officer from January 2010 to December 2014. Prior to Walgreens, Ms. Wilson-Thompson held various legal and operational roles at The Kellogg Company, a food manufacturing company, from January 1991 to December 2009, including most recently as its Senior Vice President, Global Human Resources. Ms. Wilson-Thompson has served on the board of directors of Wolverine World Wide, Inc. since May 2021 and McKesson Corporation since January 2022. She previously served on the board of directors of Ashland Global Holdings Inc. from 2017-2020 and on the board of directors of Vulcan Materials Company from 2009-2018.
Impact	Ms. Wilson-Thompson brings extensive executive and board experience at both consumer-focused and industrial companies. In addition, her expertise in managing human resources, employment law and other operations at mature companies with large workforces provides the Board with valuable insight and advice for workforce management and relations as Tesla continues to expand.

Additional Information

On October 16, 2018, the U.S. District Court for the Southern District of New York entered a final judgment approving the terms of a settlement filed with the court on September 29, 2018, in connection with the actions taken by the SEC relating to Elon Musk's August 7, 2018 Twitter post that he was considering taking Tesla private. On April 26, 2019, this settlement was amended to clarify certain of its terms, which was subsequently approved by the Court. Mr. Musk did not admit or deny any of the SEC's allegations, and there is no restriction on Mr. Musk's ability to serve as an officer or director on the Board (other than as its Chair for a specified time).

See "*Corporate Governance*" and "*Executive Compensation—Compensation of Directors*" below for additional information regarding the Board.

PROPOSAL TWO
TESLA PROPOSAL FOR NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

General

Pursuant to Schedule 14A of the Exchange Act, we are asking our stockholders to vote to approve, on an advisory basis, the compensation of our "named executive officers" as disclosed in accordance with the SEC's rules in the "*Executive Compensation*" section of this proxy statement beginning on page 40 below. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to weigh in on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement. We currently have a policy providing for a triennial say-on-pay vote and, in Proposal Three (advisory vote on the frequency of future executive compensation advisory approvals), the Board recommends that stockholders approve an advisory resolution supporting continued triennial say-on-pay votes. Accordingly, we anticipate that the next advisory vote on the compensation of our named executive officers would occur in 2026.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. The Board and the Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Summary of the 2022 Executive Compensation Program

The following is a summary of some of the key points of our 2022 executive compensation program:

- Tesla continues to emphasize structuring compensation incentives to reward our named executive officers based on performance.

- Equity awards weigh heavily in our named executive officers' total compensation, including awards that vest upon the achievement of clear and measurable milestones. Since these awards increase in value as our stock price increases (and in the case of stock option awards, have no value unless our stock price increases following their grant), our named executive officers' incentives are closely aligned with the long-term interests of our stockholders. In 2020, the last year any of our named executive officers received equity awards, such awards were all granted in the form of stock options. As a result, a significant portion of our named executive officers' total compensation is entirely at risk, depending on long-term stock price performance.

- Tesla has no cash bonus program for any of our named executive officers and generally does not provide any perquisites or tax reimbursements to our named executive officers that are not available to other employees. No named executive officer currently has any severance or change of control arrangement.

- Each named executive officer is employed at will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.

- Elon Musk, our Chief Executive Officer, historically earned a base salary that reflected the applicable minimum wage requirements under California law, and he was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary. Consequently, 100% of Mr. Musk's future compensation was at-risk in the form of the remaining unvested stock options under the 10-year performance-based stock option award granted to Elon Musk in January 2018 (the "2018 CEO Performance Award").

- In particular, the 2018 CEO Performance Award consisted of 12 equal tranches, each which vested upon the achievement of a market capitalization milestone matched to one of eight revenue-based operational milestones or eight Adjusted EBITDA-based operational milestones, all of which were viewed as difficult hurdles at the time of grant. While our stockholders benefit from each incremental increase in Tesla's performance and stock price, aligning their interests with Mr. Musk's incentives, the tranches under the 2018 CEO Performance Award vested only upon the full achievement of specific milestones, making it even more challenging for Mr. Musk to realize value from such increases. As of the date of this proxy statement, all of the tranches have vested and become exercisable, subject to Mr. Musk's payment of the exercise price of $23.34 per share, as adjusted to give effect to the three-for-one stock split effected in the form of a stock dividend in August 2022 (the "2022 Stock Split") and the five-for-one stock split effected in the form of a stock dividend in August 2020 (the "2020 Stock Split"), and the minimum five-year holding period generally applicable to any shares he acquires upon exercise. See "*Executive Compensation—Compensation Discussion and Analysis—Chief Executive Officer Compensation*" below for more details.

For detailed information about Tesla's executive compensation program, see the "*Executive Compensation*" section beginning on page 40 below.

Tesla believes that the information provided above and within the "*Executive Compensation*" section of this proxy statement demonstrates that Tesla's executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation.

Proposed Resolution

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the 2023 Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

THE BOARD RECOMMENDS A VOTE *FOR* THE TESLA PROPOSAL FOR A NON-BINDING ADVISORY VOTE APPROVING EXECUTIVE COMPENSATION.

PROPOSAL THREE
TESLA PROPOSAL FOR NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF THE FUTURE NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our stockholders to indicate, at least once every six years, how frequently we should seek a non-binding vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal Two beginning on page 23 of this proxy statement. By voting on this Proposal Three, stockholders may indicate whether they would prefer a non-binding vote on named executive officer compensation once every one, two or three years.

After careful consideration, our Board has determined that a non-binding vote on executive compensation that occurs triennially is the most appropriate alternative for the Company, and therefore our Board recommends that you vote for a three-year interval for the non-binding vote on executive compensation.

In formulating its recommendation, our Board considered that given the nature of our compensation programs, a triennial vote would be sufficient for our stockholders to provide us with their input on our compensation philosophy, policies and practices. For example, our Chief Executive Officer has not received an equity award since 2018, and our other named executive officers have not received an equity award since 2020. A triennial approach also provides regular input by stockholders, while allowing time to evaluate the effects of our compensation program on performance over a longer period. However, we understand that our stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this Proposal. The next advisory vote on the frequency of the non-binding vote on executive compensation is expected to be held at the 2029 annual meeting.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below:

"RESOLVED, that the option of once every one year, two years or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

The Board will consider the frequency option that receives the greatest number of votes among the three frequency options to be the recommendation of the stockholders. However, this vote is advisory and is not binding on the Company, the Compensation Committee or our Board. The Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

THE BOARD RECOMMENDS A *TRIENNIAL* VOTE AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL FOUR
TESLA PROPOSAL FOR RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee has selected PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm to audit the consolidated financial statements of Tesla for the fiscal year ending December 31, 2023, which will include an audit of the effectiveness of Tesla's internal control over financial reporting. PricewaterhouseCoopers LLP has audited Tesla's financial statements since 2005. A representative of PricewaterhouseCoopers LLP is expected to be present at the meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of our independent registered public accounting firm is a matter of good corporate practice. In the event that this selection is not ratified by the affirmative vote of a majority of voting power of the shares in person or by proxy at the meeting and entitled to vote on the subject matter, the appointment of the independent registered public accounting firm will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Tesla and our stockholders.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to Tesla by PricewaterhouseCoopers LLP for the years ended December 31, 2021 and 2022. The dollar amounts in the table and accompanying footnotes are in thousands.

	2021	2022
Audit Fees (1)	$14,156	$16,192
Audit-Related Fees (2)	184	44
Tax Fees (3)	2,876	4,442
All Other Fees (4)	62	134
Total	$17,278	$20,812

(1) Audit Fees consist of fees for professional services rendered for the audit of Tesla's consolidated financial statements included in Tesla's Annual Report on Form 10-K and for the review of the financial statements included in Tesla's Quarterly Reports on Form 10-Q, as well as services that generally only Tesla's independent registered public accounting firm can reasonably provide, including statutory audits and services rendered in connection with SEC filings.

(2) Audit-Related Fees in 2021 and 2022 consisted of fees for professional services for certain agreed upon procedures in conjunction with certain financing transactions and other attestation services.

(3) Tax Fees in 2021 and 2022 consisted of fees related to consultation, tax planning and compliance services.

(4) Other Fees in 2021 and 2022 consisted of fees for accounting research software and the assessment of non-financial metrics and documentation.

Pre-Approval of Audit and Non-Audit Services

Tesla's Audit Committee has adopted a policy for pre-approving audit and non-audit services and associated fees of Tesla's independent registered public accounting firm. Under this policy, the Audit Committee must pre-approve all services and associated fees provided to Tesla by its independent registered public accounting firm, with certain *de minimis* exceptions described in the policy.

All PricewaterhouseCoopers LLP services and fees in fiscal 2021 and 2022 were pre-approved by the Audit Committee.

> **THE BOARD RECOMMENDS A VOTE *FOR* THE TESLA PROPOSAL FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS TESLA' S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.**

PROPOSAL FIVE
STOCKHOLDER PROPOSAL REGARDING REPORTING ON KEY-PERSON RISK

In accordance with SEC rules, we have set forth a stockholder proposal, along with a supporting statement, exactly as submitted by Sumtris ehf. Sumtris ehf has informed us that it is the beneficial owner of more than 100 shares of Tesla's common stock and intends to present the following proposal at the 2023 Annual Meeting. Sumtris ehf's address is Vagnhöfði 8, 110, Reykjavik, Iceland. The stockholder proposal will be required to be voted upon at the 2023 Annual Meeting only if properly presented.

Stockholder Proposal and Supporting Statement

***

RESOLVED, Tesla, Inc. ("Tesla" or "Company") shareholders ask the Board of Directors to oversee the preparation and maintenance of a publicly-disclosed report on Tesla's Key-Person Risk, including identification of key persons and actions to ameliorate the impacts of their potential loss.

Support: Tesla is frequently cited as a prominent example of a company that has so-called Key-Person Risk, due to the prominence of its CEO and the lack of a clear public succession plan or strategy to ameliorate the impacts of his loss.

According to a 2018 Morgan Stanley report, in 2017 59 S&P 500 CEOs left their companies, and these companies then underperformed the market by 11% in the subsequent 12 months. Loss of a key person can be due to decisions from the key person to part with the company; the company to part with the key person; or outside factors (such as untimely death or disability)—and all of these are rarely easy to foresee long in advance.

The standard procedure for dealing with Key-Person Risk is:

1. Identify key persons.

2. Document processes and procedures for their succession.

3. Spread knowledge / cross- train successors.

4. Manage communication with stakeholders

5. Financial mitigation of key-person loss impacts

At present, Tesla shareholders can have little confidence that said risk has been at all ameliorated. Tesla specifically cites as a risk in its Q3 10-Q: "*We are highly dependent on the services of Elon Musk, Technoking of Tesla and our Chief Executive Officer*" - offering no explanation of how it plans to deal with said risk. We ask the board to present to shareholders a clear and unambiguous Key-Person Risk amelioration strategy, documenting that all of the above five points have been met so that shareholders can be confident that the company will have qualified successors in mind who are prepared to lead the company to success in the event of a key-person departure.

***

Opposing Statement of the Board

The Board has considered this proposal and determined that it would be detrimental to the interests of Tesla and our stockholders.

Contrary to the proponent's claims, Tesla does recognize that recruiting and retaining a highly talented and experienced management team, not just the CEO, is critical to Tesla's success. The Board and the management of Tesla are best equipped to carry out succession planning, as well as to handle day-to-day hiring, promotion and termination decisions. Such decisions take into consideration numerous criteria that are continually adapted to meet the evolving demands of Tesla, as determined by the Board and management.

Adopting this proposal would cause unnecessary competitive harm to Tesla and undermine our efforts to recruit and retain management. The disclosures requested by the stockholder proponent, such as identification of key persons and the amelioration of their potential loss, would lead to potential disclosure of confidential and sensitive information such as our business strategy and outlook, our most promising internal candidates, any desirable external candidates and other factors that our Board currently considers in the succession planning process. By publicly naming key persons and disclosing mitigation action plans, the proposal invites our competitors to target and recruit high-value executives away from Tesla, including those who may be identified as potential successors as part of succession planning. Furthermore, executives who are not identified as key persons or potential successors may choose to voluntarily leave Tesla and may create unwelcome tensions amongst the management team.

Additionally, the Board already devotes significant time to leadership development efforts and implements several of the procedures discussed by the proponent above. Through regular discussions in meetings and executive sessions at both the Board and Committee level, the Board follows certain processes regarding the evaluation of management positions. Furthermore, the Compensation Committee provides guidance for, and reviews and approves, key leadership hiring and development, and retention plans to manage and mitigate the loss of any key persons. Our directors also regularly communicate and engage with management talent and potential successors to management positions in meetings held throughout the year, as well as through informal events and interactions, allowing them to further identify and provide exposure to qualified successors. From an external standpoint, during Tesla's Investor Day, held in March 2023, we provided our stockholders additional visibility into our management team.

As a result, this proposal, if adopted, would constrain the ability of the Board and management to effectively oversee and manage succession planning, day-to-day hiring, promotion and termination decisions, that require consideration of numerous criteria that are continually adapted to meet the ever-evolving demands of a company as dynamic as Tesla.

In light of the foregoing, we believe the proposal would be detrimental to the interests of Tesla and our stockholders.

THE BOARD RECOMMENDS A VOTE *AGAINST* THE STOCKHOLDER PROPOSAL REGARDING REPORTING ON KEY-PERSON RISK.

CORPORATE GOVERNANCE

Succession Planning

The Board of Directors regularly discusses management succession planning in meetings and executive sessions at both the Board and Committee level. As described in our Corporate Governance Guidelines and its charter, the Nominating and Corporate Governance Committee periodically reviews succession planning for the Chief Executive Officer and other executive officers, reporting its findings and recommendations to the Board and works with the Board in evaluating potential successors to these executive management positions. The Compensation Committee regularly discusses and evaluates company-wide talent pools and succession plans, including short-term and long-term succession plans for development, retention and replacement of senior leaders. Directors regularly interact and engage with not only senior management talent and potential successors to executive management positions, but also high-potential leaders throughout the Company. This engagement occurs in Board meetings held throughout the year, as well as through informal events and updates, and regular one-on-one touchpoints.

Code of Business Ethics and Corporate Governance Guidelines

The Board sets high standards for Tesla's workforce, officers and directors. Tesla is committed to establishing an operating framework that exercises appropriate oversight of responsibilities at all levels throughout the Company and managing its affairs in a manner consistent with rigorous principles of business ethics. Accordingly, Tesla has adopted a Code of Business Ethics, which was amended in December 2021, and which is applicable to Tesla and its subsidiaries' directors, officers and personnel. Tesla has also adopted Corporate Governance Guidelines, which, in conjunction with our certificate of incorporation, bylaws and charters of the standing committees of the Board, form the framework for Tesla's corporate governance. The Code of Business Ethics and the Corporate Governance Guidelines are each available on Tesla's website at: http://ir.tesla.com/corporate. Tesla will disclose on its website any amendment to the Code of Business Ethics, as well as any waivers of the Code of Business Ethics, that are required to be disclosed by the rules of the SEC or Nasdaq.

Director Independence

The Board periodically assesses, with the recommendation of the Nominating and Corporate Governance Committee, the independence of its members as defined in the listing standards of Nasdaq and applicable laws. The Board undertook an analysis for each director and director nominee and considered all relevant facts and circumstances, including the director's other commercial, accounting, legal, banking, consulting, charitable and familial relationships. The Board determined that with respect to each of its current members and director nominee, other than Elon Musk, who is our Chief Executive Officer, and Kimbal Musk, who is Elon Musk's brother, there are no disqualifying factors with respect to director independence enumerated in the listing standards of Nasdaq or any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each such member is an "independent director" as defined in the listing standards of Nasdaq and applicable laws.

In particular, the Board reviewed the following considerations:

- Ira Ehrenpreis, Joe Gebbia, James Murdoch, Elon Musk, Kimbal Musk and JB Straubel and/or investment funds affiliated with them, have made minority investments in certain companies or investment funds, (i) of which other Tesla directors are founders, significant stockholders, directors, officers or managers, and/or (ii) with which Tesla has certain relationships set forth below in "*Certain Relationships and Related Party Transactions—Related Party Transactions*." The Board concluded that none of these investments are material so as to impede the exercise of independent judgment by any of Messrs. Ehrenpreis, Gebbia, Murdoch and Straubel.

Board Leadership Structure

Roles of Chair of the Board

Following careful deliberation, the Board appointed Robyn Denholm to serve as the independent Chair of the Board in November 2018, having considered her strong leadership, independent presence and financial and business expertise on the Board over an extended period of time. Together, Ms. Denholm and our Chief Executive Officer, Elon Musk, comprise our senior Board leadership, which the Board believes is appropriate at this time to provide the most effective leadership structure for Tesla in a highly competitive and rapidly changing technology industry. As Chair of the Board, Ms. Denholm has broad authority and oversight over the affairs of the Board, with Mr. Musk available to her as a resource in this regard. Moreover, as an independent Chair of the Board, Ms. Denholm has the authority to direct the actions of the other independent directors and regularly communicate, as their representative, with Mr. Musk.

As Chair of the Board, Ms. Denholm, among other things:

- reviews the agenda and materials for meetings of the independent directors;

- consults with our Chief Executive Officer regarding Board meeting agendas, schedules and materials;

- acts as a liaison between our Chief Executive Officer and the independent directors when appropriate;

- otherwise communicates regularly with our Chief Executive Officer;

- raises issues with management on behalf of the independent directors;

- annually reviews, together with the Nominating and Corporate Governance Committee, the Board's performance during the prior year; and

- serves as the Board's liaison for consultation and communication with stockholders as appropriate.

Tesla also has a mechanism for stockholders to communicate directly with non-management directors (see "*Corporate Governance—Contacting the Board*" below).

Committees of the Board

In addition, the Board has four standing committees—the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Disclosure Controls Committee—which are each further described below. Each of the Board committees consists solely of independent directors, and the Board may appoint a chair to each committee. Our independent directors regularly meet in executive session and at such other times as necessary or appropriate as determined by the independent directors. In addition, as part of our governance review and succession planning, the Board (led by the Nominating and Corporate Governance Committee) evaluates our leadership structure to ensure that it remains the optimal structure for Tesla, reviews the composition, size and performance of the Board and its committees, evaluates individual Board members and identifies and evaluates candidates for election or re-election to the Board. See "*Corporate Governance—Process and Considerations for Nominating Board Candidates*" below for additional information.

Board Role in Risk Oversight

The Board is responsible for overseeing the major risks facing Tesla while management is responsible for assessing and mitigating Tesla's risks on a day-to-day basis. The Board is assisted by our Committees, which consists entirely of independent directors, and report to the Board as appropriate on matters that involve specific areas of risk that each Committee oversees.

Audit Committee

The Audit Committee has scheduled periodic and annual reviews and discussions with management regarding significant risk exposures and incident metrics, including those relating to global financial, accounting and treasury matters, internal audit and controls, legal and regulatory compliance and data privacy and cybersecurity. These discussions cover the steps management has taken to monitor, control and report such exposures, as well as Tesla's policies with respect to risk assessment and risk management.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee oversees the risks associated with the Company's corporate governance structure, succession planning, independence and compliance with applicable laws and regulations.

Disclosure Controls Committee

The Disclosure Controls Committee oversees compliance and risks associated with the terms of the consent agreement between the SEC and the Company, and the controls and processes governing the Company's and its senior executives' disclosures and/or public statements that relate to the Company.

Compensation Committee

The Compensation Committee oversees management of risks relating to Tesla's compensation plans and programs. Tesla's management and the Compensation Committee have assessed the risks associated with Tesla's compensation policies and practices for all employees, including non-executive officers. These include risks relating to setting ambitious targets for our employees' compensation or the vesting of their equity awards, our emphasis on at-risk equity-based compensation, discrepancies in the values of equity-based compensation depending on employee tenure relative to increases in stock price over time and the potential impact of such factors on the retention or decision-making of our employees, particularly our senior management. Based on the results of this assessment, Tesla does not believe that its compensation policies and practices for all employees, including non-executive officers, create risks that are reasonably likely to have a material adverse effect on Tesla.

Board Meetings and Committees

During fiscal 2022, the Board held eight meetings. We have a highly effective and engaged Board, and our Corporate Governance Guidelines provide that each member is expected to ensure that other existing and future commitments, including employment responsibilities and service on the boards of other entities, do not materially interfere with the member's service as director. When considering the effectiveness and productivity of its members, the Board evaluates many factors, including the director's attendance at meetings, the participation and input of the director and the director's preparation at meetings.

Each director attended or participated in 75% or more of the aggregate of the total number of meetings of the Board and the total number of meetings of all Committees on which such director served (in each case held during such director's relevant period of service).

Audit Committee

Members

Robyn Denholm

Joe Gebbia

James Murdoch

Hiromichi Mizuno(1)

Primary Responsibilities

Audit

- Reviewing and approving the selection of Tesla's independent auditors, and approving the audit and non-audit services to be performed by Tesla's independent auditors
- Discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors Tesla's interim and year-end operating results

Oversight and Compliance

- Providing oversight, recommendations, and under specified thresholds, approvals, regarding significant financial matters and investment practices, including any material acquisitions and divestitures
- Monitoring the integrity of Tesla's financial statements and Tesla's compliance with legal and regulatory requirements as they relate to financial statements or accounting matters
- Reviewing the adequacy and effectiveness of Tesla's internal control policies and procedures in addition to Tesla's risk management, data privacy and data security

Reporting

- Reviewing and discussing the accounting assessment of our annual Impact Report and other environmental, social and governance (ESG) disclosures
- Preparing the audit committee report that the SEC requires in Tesla's annual proxy statement

Financial Expertise and Independence

Each of member of the Audit Committee is "independent" as such term is defined for audit committee members by the listing standards of Nasdaq and applicable laws. The Board has determined that Ms. Denholm is an "audit committee financial expert" as defined in the rules of the SEC.

Meetings

Met 12 times in 2022

Charter

The Audit Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Report

The Audit Committee Report is included in this proxy statement on page 65.

(1) Will not stand for re-election at the 2023 Annual Meeting.

Compensation Committee

Members

Ira Ehrenpreis

Robyn Denholm

Kathleen Wilson-Thompson

Primary Responsibilities

Compensation

- Overseeing Tesla's global compensation philosophy and policies, plans and benefit programs and making related recommendations to the Board, including by considering "say-on-pay" votes of Tesla's stockholders
- Reviewing and approving for Tesla's executive officers: the annual base salary, equity compensation, employment agreements, severance arrangements and change in control arrangements, if applicable, and any other compensation, benefits or arrangements
- Administering the compensation of members of the Board and Tesla's equity compensation plans

Human Capital

- Reviewing human capital management practices related to Tesla's talent generally (including how Tesla recruits, develops and retains diverse talent)

Reporting

- Preparing the compensation committee report included in Tesla's annual proxy statement

Independence

Each member of the Compensation Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

Met four times in 2022

Charter

The Compensation Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Report

The Compensation Committee Report is included in this proxy statement on page 48.

Nominating and Corporate Governance Committee

Members

Ira Ehrenpreis

Robyn Denholm

James Murdoch

Kathleen Wilson-Thompson

Primary Responsibilities

Board Composition and Evaluation

- Assisting the Board in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the Board
- Overseeing the evaluation of Tesla's Board and management
- Recommending members for each Board committee to the Board

Corporate Governance

- Reviewing developments in corporate governance practices and developing and recommending governance principles applicable to the Board
- Reviewing the manner in and the process by which stockholders communicate with the Board
- Reviewing the succession planning for Tesla's executive officers

Conflicts of Interest

- Considering questions of possible conflicts of interest of Tesla's directors and officers

Independence

Each of member of the Nominating and Corporate Governance Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

Met five times in 2022

Charter

The Nominating and Corporate Governance Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Disclosure Controls Committee

Members

Robyn Denholm

James Murdoch

Kathleen Wilson-Thompson

Primary Responsibilities

- Overseeing the implementation of and compliance with the terms of Tesla's consent agreement with the SEC dated September 29, 2018, as amended April 26, 2019
- Overseeing the controls and processes governing certain public disclosures by Tesla and its executive officers
- Overseeing the review and resolution of certain conflicts of interest or other human resources issues involving any executive officer and ensuring appropriate disclosures, if applicable

Independence

Each of member of the Disclosure Controls Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

Met five times in 2022

Charter

The Disclosure Controls Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Compensation Committee Interlocks and Insider Participation

Robyn Denholm, Ira Ehrenpreis and Kathleen Wilson-Thompson served as members of the Compensation Committee during 2022. None of such persons is or was formerly an officer or an employee of Tesla. See "*Certain Relationships and Related Party Transactions—Related Party Transactions*" below for certain transactions involving Tesla in which members of the Compensation Committee may potentially be deemed to have an indirect interest.

During 2022, no interlocking relationships existed between any member of Tesla's Board or Compensation Committee and any member of the board of directors or compensation committee of any other company.

Process and Considerations for Nominating Board Candidates

The Nominating and Corporate Governance Committee is responsible for, among other things, determining the criteria for Board membership, recommending Board candidates and proposing any changes to the composition of the Board. The Nominating and Corporate Governance Committee's criteria and process for fulfilling these duties are generally as follows:

- The Nominating and Corporate Governance Committee regularly reviews the current composition and size of the Board, and oversees an annual evaluation of the performance of the Board as a whole and of its individual members. The Nominating and Corporate Governance Committee applies uniform evaluation processes and standards for all Board members, including in identifying, considering or recommending new candidates for the Board to fill vacancies or add additional directors and in recommending existing Board members for nomination to be re-elected at annual meetings of stockholders.

- In carrying out the foregoing duties, the Nominating and Corporate Governance Committee consistently seeks to achieve a complementary balance of knowledge, experience and capability on the Board. While the Nominating and Corporate Governance Committee has not established specific minimum qualifications for director candidates, it considers all pertinent factors that it considers appropriate, including diversity, and believes that the Board should consist of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of Tesla's business in particular, (4) have qualifications that will increase overall Board effectiveness, (5) represent diversity of race, ethnicity, gender and professional experience and (6) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members. For example, after conducting independent director searches from time to time in which numerous highly-qualified candidates from a variety of backgrounds were considered, the Nominating and Corporate Governance Committee recommended to the

Board Joe Gebbia as director in 2022 and JB Straubel as director nominee in 2023, respectively, to further bolster the Board's expertise in technological innovation, public company management and sustainability initiatives.

- In evaluating and identifying candidates, the Nominating and Corporate Governance Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.

- With regard to any candidates who are properly recommended by stockholders (as described in more detail below) or by other sources, the Nominating and Corporate Governance Committee will review the qualifications of any such candidate, which review may, in the Nominating and Corporate Governance Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate or other actions that the Nominating and Corporate Governance Committee deems necessary or proper.

- After completing its review and evaluation of director candidates, the Nominating and Corporate Governance Committee recommends the director nominees that it has determined to be qualified to the full Board.

It is the policy of the Nominating and Corporate Governance Committee to consider properly submitted recommendations for candidates to the Board from stockholders. Stockholder recommendations for candidates to the Board must be directed in writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, and should also be sent by e-mail to shareholdermail@tesla.com. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and Tesla within the last three years and evidence of the nominating person's ownership of Tesla stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of Tesla's business, other commitments and the like, as well as any personal references and an indication of the candidate's willingness to serve.

Board Diversity

The Board believes that gender and minority representation is a key element in achieving the broad range of perspectives that the Board seeks among its members. As such, diversity is one of the important factors the Nominating and Corporate Governance Committee considers when nominating Board candidates. Two of the four directors we added in the past four years are gender, racially and/or ethnically diverse and the chairperson of our Board is a woman. We believe that such representation promotes a culture of inclusion and diversity at Tesla. In addition, the Nominating and Corporate Governance Committee conducts annual evaluations of our Board effectiveness, providing it with an opportunity to examine whether our Board members have the right composition of skills and experiences. The Board is committed to improving its current diversity, and the Committee continues to consider opportunities, including actively reaching out to diverse candidates, with the objective of increasing our Board diversity in a way that supports the current and anticipated needs of the Company, and of achieving at least 30% gender diversity on our Board. In addition, we mandate external search firms, when applicable, to prioritize searches for candidates with racial, ethnic and/or gender diversity.

Board Diversity Matrix (As of April 6, 2023)

	Female	Male
Total Number of Directors	8	
Gender:		
Directors	2	6
Number of Directors Who Identify in Any of the Categories Below:		
African American or Black	1	—
Asian (other than South Asian)	—	1
White	1	5

Attendance at Annual Meetings of Stockholders by the Board

Although Tesla does not have a formal policy regarding attendance by members of the Board at Tesla's annual meetings of stockholders, directors are encouraged to attend. All of our directors who served at the time of the 2022 annual meeting of stockholders attended such meeting, with seven attending in person, and the remaining director joining remotely.

Stock Transactions

Hedging, Short Sales and Rule 10b5-1 Trading Plans

Tesla has an insider trading policy that prohibits all of our directors, officers and employees from, among other things, engaging in short sales, hedging or similar transactions designed to decrease the risks associated with holding Tesla securities. This prohibition encompasses transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to Tesla securities, but not transactions designed to facilitate portfolio diversification, such as broad-based index options, futures or baskets.

Stock Ownership by Board and Management

To align the interests at the highest level of our management with those of our stockholders, the Board has instituted the following requirements relating to stock ownership under our Corporate Governance Guidelines.

Each member of the Board and all of our named executive officers are subject to the following minimum stock ownership requirements: (i) each director is required to own shares of Tesla stock equal in value to at least five times the annual cash retainer for directors (regardless of whether or not the retainer has been waived, and exclusive of retainer amounts for service as a member or chair of a Board committee), and (ii) our named executive officers are required to own shares of Tesla stock equal in value to at least six times his/her base salary. Each individual shall have five years from the date such person assumed his or her relevant role at Tesla to come into compliance with these requirements. Each person's compliance with the minimum stock ownership level will be determined on the date when this compliance grace period expires, and then annually on each December 31, by multiplying the number of shares held by such person and the average closing price of those shares during the preceding month. Our named executive officers and each of our directors is currently either in compliance with these requirements or is in the applicable period to come into compliance therewith.

Our Corporate Governance Guidelines also provide that no equity award as to which vesting or the lapse of a period of restriction occurs based solely on the passage of time that is granted to a named executive officer may vest, or have a period of restriction that lapses, earlier than six months from the date on which such vesting or lapse commences. Furthermore, our Corporate Governance Guidelines provide that no named executive officer may sell, transfer, pledge, assign or otherwise dispose of any shares of Tesla stock acquired pursuant to any stock option, restricted stock unit or other equity award granted by Tesla earlier than the date that is six months after the date on which such award vests or the period of restriction with respect to such award lapses, as applicable.

Prohibition of Equity Award Repricing

Tesla views equity-based compensation to be a key factor in incentivizing the future performance of our personnel. Consequently, the Tesla, Inc. 2019 Equity Incentive Plan (the "2019 Plan") provides, and Tesla's previous 2010 Equity Incentive Plan provided, that stock options and other equity awards issued under these plans that derive their value from the appreciation of the value of Tesla's stock may not be exchanged for other awards, repurchased for cash or otherwise be made the subject of transactions that have the purpose or effect of repricing such awards.

In addition, applicable Nasdaq rules prohibit any repricing with respect to the performance-based stock option award granted to Elon Musk in January 2018.

Contacting the Board

Any stockholder who desires to contact our non-employee directors regarding appropriate Tesla business-related comments may do so electronically at the following website: http://ir.tesla.com/corporate-governance/contact-the-board. Such stockholders who desire to contact our non-employee directors by mail may do so by writing to Tesla, Inc., 1 Tesla Road, Austin, TX 78725, Attention: Legal Department. Our General Counsel, or someone acting in his or her place or his or her designee, receives these communications unfiltered by Tesla, forwards communications to the appropriate committee of the Board or non-employee director, and facilitates an appropriate response. Please note that requests for investor relations materials should be sent to ir@tesla.com.

EXECUTIVE OFFICERS

The names of Tesla's executive officers, their ages, their positions with Tesla and other biographical information as of April 6, 2023, are set forth below. Except for Messrs. Elon Musk and Kimbal Musk who are brothers, there are no other family relationships among any of our directors or executive officers.

Name	Age	Position
Elon Musk	51	Technoking of Tesla and Chief Executive Officer
Zachary Kirkhorn	38	Master of Coin and Chief Financial Officer
Andrew Baglino	42	Senior Vice President, Powertrain and Energy Engineering
Tom Zhu	43	Senior Vice President, Automotive

Elon Musk. For a brief biography of Mr. Musk, please see "*Proposal One—Election of Directors— Information Regarding the Board and Director Nominees*" above.

Zachary Kirkhorn is our Master of Coin and has served as our Chief Financial Officer since March 2019. Previously, Mr. Kirkhorn served in various finance positions with Tesla from March 2010 to August 2011, and from June 2013 to his present role. Mr. Kirkhorn holds dual B.S.E. degrees in economics and mechanical engineering and applied mechanics from the University of Pennsylvania and an M.B.A. from Harvard University.

Andrew Baglino has served as our Senior Vice President, Powertrain and Energy Engineering since October 2019. Previously, Mr. Baglino served in various engineering positions continuously since joining Tesla in March 2006. Mr. Baglino holds a B.S. in electrical engineering from Stanford University.

Tom Zhu has served as our Senior Vice President, Automotive since April 2023. Mr. Zhu joined Tesla in April 2014, and served in various operational roles before being appointed as Vice President, Greater China, where he led the construction and operations of Gigafactory Shanghai. Mr. Zhu holds a bachelor's degree of commerce in information technology from the Auckland University of Technology and an M.B.A. from Duke University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of the compensation arrangements of our named executive officers for 2022 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

The following discussion and analysis relates to the compensation arrangements for 2022 of (i) our principal executive officer, (ii) our principal financial officer and (iii) the most highly compensated person, other than our principal executive officer and principal financial officer, who was serving as an executive officer at the end of our fiscal year ended December 31, 2022 (our "named executive officers"). We had no other executive officers serving at the end of our fiscal year ended December 31, 2022. Our named executive officers for fiscal year 2022 were:

Name	Position
Elon Musk	Technoking of Tesla and Chief Executive Officer
Zachary Kirkhorn	Master of Coin and Chief Financial Officer
Andrew Baglino	Senior Vice President, Powertrain and Energy Engineering

Compensation Philosophy

Our mission is to accelerate the world's transition to sustainable energy. This is a long-term mission, and our compensation programs reflect this—and our startup origins—in that they consist primarily of salary or wages and equity awards. Whereas salary or wages are intended to meet our employees' near-term liquidity needs, we believe that equity awards are an effective tool for retaining employees long-term, as they vest incrementally over a period of time or upon the achievement of specified performance milestones intended to be achieved over the medium- and long-term. During periods in which our stock price and the underlying value of equity awards increase, their retention impact is even greater. We believe that the potential for such increases also creates an ownership culture that promotes holding equity, which in turn aligns the interests of our employees with the long-term interests of our stockholders. For these reasons, our goal is to provide each employee with the opportunity to participate in our equity programs, with certain cash-based bonus programs serving generally to accommodate specific incentive structures or liquidity needs. By combining salary or wages and our equity award program, we strive to offer a total level of compensation that is competitive within specific roles and geographical markets.

In particular, we believe that compensation for the individuals who are responsible for Tesla's strategic direction and operations should motivate them to achieve sustainable stockholder value and/or tangible milestones rather than to simply remain at Tesla or maintain the status quo. Therefore, while we offer to our general employee population restricted stock units that will retain some value even if the market value of our stock decreases, we are increasingly emphasizing for our executive officers the grant of stock option awards, which have zero initial value and accumulate value, if at all, only to the extent that our stock price increases following their grant, through the applicable vesting dates and until such stock options are ultimately exercised and the underlying shares are sold. In addition, because equity awards comprise a greater proportion of our executive officers' total level of compensation compared to comparable roles at peer companies, a sustained decrease in our stock price or failure to achieve the applicable operational milestones may result in a level of total compensation that is significantly less than that of such peer roles. Likewise, our outside director compensation program has consisted primarily of equity awards that are entirely in the form of stock option awards, as well as relatively modest cash retainer payments that may be waived at the election of each director.

We evaluate our compensation philosophy and programs regularly and evolve them as circumstances merit with oversight by the Compensation Committee, particularly with respect to executive and director compensation. For example, if our stock price experiences significant movement over a short period of time that results in a persistent change to equity compensation, certain adjustments may be considered to align our compensation programs to their intended purposes.

Key Factors in Determining Executive Compensation

Role of Compensation Committee in Executive Compensation

The Compensation Committee has the overall responsibility of recommending to the Board the compensation of our Chief Executive Officer and reviewing and determining the compensation of our other executive officers. Members of the Compensation Committee are appointed by the Board. Currently, the Compensation Committee consists of three members of the Board: Ira Ehrenpreis (Chair), Robyn Denholm and Kathleen Wilson-Thompson, none of whom is an executive officer of Tesla, and each of whom qualifies as (i) an "independent director" under the Nasdaq rules and (ii) an "outside director" under Section 162(m) of the Internal Revenue Code (the "Code"). See "*Corporate Governance—Board Meetings and Committees—Compensation Committee*" above.

Role of Compensation Consultants

The Compensation Committee has the authority to engage and has from time to time engaged the services of outside consultants to assist in making decisions regarding the establishment of Tesla's compensation philosophy and programs, including for executives and directors. For example, Compensia, Inc., a national compensation consulting firm ("Compensia"), was retained as a compensation consultant in 2021 to advise the Compensation Committee with respect to Tesla's compensation program for its non-employee directors. Compensia advised the Compensation Committee on the design of the Board's equity award program for the future period until the Compensation Committee's and Board's next review of the program, including a consideration of Tesla's exceptional performance and commitment to at-risk director compensation in the form of annual stock option awards to ensure continued alignment of the interests of directors with those of Tesla's stockholders. See "*Executive Compensation—Compensation of Directors—Non-Employee Director Compensation Arrangements*" below for more detail regarding the review of Board compensation during 2022. Compensia did not provide any services to us in 2022.

Role of Executive Officers in Compensation Decisions

Historically, for executive officers other than our Chief Executive Officer, the Compensation Committee has sought and considered input from our Chief Executive Officer regarding such executive officers' responsibilities, performance and compensation. Specifically, our Chief Executive Officer recommends base salary increases and equity award levels for our senior personnel, and advises the Compensation Committee regarding the compensation program's ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with an executive officer's individual qualifications, experience, responsibility level, functional role, knowledge, skills and individual performance, as well as Tesla's performance. The Compensation Committee considers our Chief Executive Officer's recommendations, but ultimately determines compensation in its judgment, and approves the specific compensation for all of our executive officers (other than for our Chief Executive Officer, which is approved by the Board). All such compensation determinations by our Compensation Committee are largely discretionary.

The Compensation Committee meets regularly in executive session. Our Chief Executive Officer is not present during Compensation Committee deliberations or votes on his compensation and also recuses himself from sessions of the Board where the Board acts on the Compensation Committee's recommendations regarding his compensation. In addition, the Board has established a management committee under the 2019 Plan (the "Equity Award Committee") to grant and administer equity awards, subject to certain maximum limits on the seniority of personnel to whom the Equity Award Committee may grant awards and the value of any individual award. For example, the Equity Award Committee is not authorized to grant awards to executive officer-level employees. Moreover, pursuant to applicable law, the Equity Award Committee may not grant awards to its members, and the number of shares of our common stock underlying awards granted by it may not exceed amounts determined by the Board from time to time. The Board has delegated to the Compensation Committee oversight authority over the Equity Award Committee.

Role of Stockholder Say-on-Pay Votes

At the 2011 annual meeting of our stockholders and at each annual meeting held every three years since, including most recently in 2020, we held triennial stockholder advisory "say-on-pay" votes on the compensation of our named executive officers for the immediately preceding fiscal years. At our 2020 annual meeting, our stockholders overwhelmingly approved the compensation of our named executive officers, with approximately 83% of our stockholders present and entitled to vote at the meeting voting in favor of our compensation policies for our named executive officers. Given these results, the Compensation Committee has decided to retain our overall approach to executive compensation while continuing to evaluate our practices frequently, including in response to future say-on-pay votes. Moreover, we are required to hold a vote at least every six years regarding how often to hold a stockholder advisory vote on the compensation of our named executive officers. We held our most recent such vote at the 2017 annual meeting of stockholders, at which our stockholders indicated a preference for a triennial vote. In accordance with this triennial frequency, we will again hold a say-on-pay advisory vote at the 2023 Annual Meeting. See "*Proposal Two—Tesla Proposal for Non-Binding Advisory Vote on Executive Compensation.*" We will also hold our say-on-pay frequency vote at the 2023 Annual Meeting. See "*Proposal Three—Tesla Proposal for Non-Binding Advisory Vote on the Frequency of the Future Non-Binding Vote on Executive Compensation.*"

Clawback Policy

Our Corporate Governance Guidelines sets forth a compensation recovery ("clawback") policy with respect to any annual incentive payment or long-term incentive payment that may be received by an executive officer, where such payment would be predicated upon achieving certain financial results that were subsequently the subject of a restatement of our financial statements, and a lower payment would have been made to the executive based upon the restated financial results. In such case, the Board has the authority to seek to recover from the executive officer the amount by which such officer's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Moreover, the terms of the 2018 CEO Performance Award include a clawback provision in the event of a restatement of our financial statements previously filed with the SEC. See "*Executive Compensation—Compensation Discussion and Analysis—Chief Executive Officer Compensation—2018 CEO Performance Award*" below.

Current Elements of Named Executive Officer Compensation

Overview and Fiscal Year 2022 Company Highlights

Our current executive compensation program, which was developed and approved by the Compensation Committee, generally consists of base salary and equity-based incentives, as well as other benefits generally available to employees. We combine these elements in order to formulate compensation packages with the goal of providing, on a total basis, competitive pay and align the interests of our named executive officers with long-term stockholder interests by tying the value of their compensation to our long-term stock price and/or the achievement of financial, operational and strategic objectives. In 2022, Tesla's full-year accomplishments under our executive leadership included the following:

- Total revenues of $81.46 billion, representing an increase of $27.64 billion, or 51.4%, compared to the prior year;

- Net income attributable to common stockholders of $12.56 billion and an operating margin of 16.8%, representing favorable changes of $7.04 billion and 4.6%, respectively, compared to the prior year;

- Annual vehicle delivery and production records of 1,313,851 and 1,369,611 total vehicles, representing an increase of 40.3% and 47.2%, respectively, compared to the prior year;

- 6.5 gigawatt hours of energy storage and 348 megawatts of solar energy systems deployed; and

- Ongoing progress in the global growth of our manufacturing capabilities, including production and ramp at Gigafactory Texas and Gigafactory Berlin-Brandenburg and our Megafactory in Lathrop, CA.

Base Salary

The Compensation Committee is responsible for reviewing our Chief Executive Officer's and other executive officers' base salaries. The base salaries of all executive officers are reviewed and adjusted when necessary to reflect individual roles, performance and the competitive market. Because we currently do not provide cash bonuses to our executive officers, salary is the primary cash-based element of our executive officers' compensation structure.

The following table sets forth information regarding the annualized base salary rates at the end of 2022 for our named executive officers:

Name	2022 Fiscal Year-End Base Salary($)(1)
Elon Musk	—(2)
Zachary Kirkhorn	300,000
Andrew Baglino	300,000

(1)   Reflects an annualized rate assuming 52 weeks each consisting of five work days.
(2)   Mr. Musk historically earned a base salary that reflected the applicable minimum wage requirements under California law, and he was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary.

Equity-Based Incentives

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers. The equity awards we have historically granted and currently grant are options to purchase shares of our common stock and restricted stock unit awards that are settled in shares of our common stock upon vesting. We have granted to our named executive officers both awards that vest over a long-term period and awards that vest only upon the achievement of specified Tesla performance milestones, in each case subject to continued service. We are increasingly emphasizing the grant of stock option awards for our named executive officers, which have value only to the extent, if any, that our stock price increases following their grant. Accordingly, all equity awards granted to our named executive officers in 2020 (the last year awards were granted to any of our named executive officers) were in the form of stock option awards. As a result, a significant portion of our named executive officers' total compensation is entirely at risk, depending on long-term stock price performance.

While we strive to offer a total level of compensation that is competitive within specific roles and geographical markets, we do not have a rigid set of criteria for granting equity awards; instead, the Compensation Committee exercises its judgment and discretion, in consultation with our Chief Executive Officer and from time to time, a compensation consultant. The Compensation Committee considers, among other things, the role and responsibility of the named executive officer, competitive market factors, the amount of stock-based equity compensation already held by the named executive officer, the impact of any dramatic changes in our stock price over a short period of time and the cash-based compensation received by the named executive officer, to determine the level and types of equity awards that it approves. We generally grant one-time new hire equity awards to our employees, including executives, upon their commencement of employment with us, or upon their promotion to a new position. Additionally, as part of our ongoing executive compensation review and alignment process, we periodically grant additional equity awards to our executives, although no such equity awards were granted in fiscal 2022. See "*Executive Compensation—Grants of Plan-Based Awards in 2022*" below.

The Compensation Committee meets periodically, including to approve equity award grants to our executives from time to time. We do not have, nor do we plan to establish, any program, plan or practice to time equity award grants in coordination with releasing material non-public information.

Severance and Change in Control Benefits

No named executive officer has a severance or change in control arrangement with Tesla.

Bonus

We do not currently have or have planned, and historically we have rarely entered into, any specific arrangements with our named executive officers providing for cash-based bonus awards.

Non-Equity Incentive Plan Compensation

We did not provide any non-equity incentive plan compensation to any of our named executive officers in 2022, and we do not currently have or have planned any specific arrangements with our named executive officers providing for non-equity incentive plan compensation.

Perquisites

Generally, we do not provide any perquisites or other personal benefits to our named executive officers.

Health and Welfare Benefits

We provide the following benefits to our named executive officers on the same basis provided to all of our employees:

- medical insurance including comprehensive transgender and fertility coverage, mental health, dental and vision;

- adoption and surrogacy benefits;

- confidential Employee Assistance Program counseling;

- life insurance and accidental death and dismemberment insurance;

- a Section 401(k) plan where, beginning in 2022, Tesla provides a company match equal to 50% of the employee's contribution, up to a maximum of 3% of the employee's eligible compensation with a $3,000 annual cap;

- an employee stock purchase plan;

- short-and long-term disability insurance;

- medical and dependent care flexible spending account; and

- a health savings account.

Chief Executive Officer Compensation

Overview

Historically, in developing compensation recommendations for our Chief Executive Officer, the Compensation Committee has sought both to appropriately reward our Chief Executive Officer's previous and current contributions and to create incentives for our Chief Executive Officer to continue to contribute significantly to successful results in the future. Each of the 2018 CEO Performance Award and the performance-based stock option award granted to our Chief Executive Officer in August 2012 (the "2012 CEO Performance Award") was focused on this latter objective, as it solely rewards future performance.

In addition to serving as our Chief Executive Officer since October 2008, Elon Musk has contributed significantly and actively to Tesla since our earliest days in April 2004 by recruiting executives and engineers, contributing to vehicle engineering and design, raising capital for us, bringing investors to us and raising our public awareness.

Cash Compensation

Mr. Musk historically earned a base salary that reflected the applicable minimum wage requirements under California law, and he was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary.

Historical Equity Compensation

Prior to stock option awards made in December 2009, Mr. Musk did not receive any equity compensation for his services for a period of five years.

In 2010 and 2011, Mr. Musk did not receive any equity grants, because the Compensation Committee believed his grants made in December 2009 already provided sufficient motivation for Mr. Musk to perform his duties as Chief Executive Officer.

In August 2012, to create incentives for continued long-term success from the then-recently launched Model S program as well as from Tesla's then-planned Model X and Model 3 programs, and to further align executive compensation with increases in stockholder value, the Board granted to Mr. Musk the 2012 CEO Performance Award, comprised of a stock option award to purchase 79,123,515 shares (as adjusted for the 2020 Stock Split and 2022 Stock Split) of Tesla's common stock, representing 5% of Tesla's total issued and outstanding shares at the time of grant. The 2012 CEO Performance Award consisted of 10 equal vesting tranches, each requiring that Tesla meet a combination of (i) the achievement of a specified operational milestone relating to development of Model X or Model 3, aggregate vehicle production or a gross margin target, and (ii) a sustained incremental $4 billion increase in Tesla's market capitalization from $3.2 billion, Tesla's market capitalization at the time of grant. Prior to its expiration in 2022, the market capitalization conditions for all of the 10 vesting tranches and nine of the 10 operational milestones had been achieved, and nine of 10 tranches under the 2012 CEO Performance Award vested.

Prior to 2018, the only additional equity awards received by Mr. Musk related to certain immaterial awards granted during 2013 pursuant to a patent incentive program that was available to our employees generally.

2018 CEO Performance Award

Early in 2017, with the 2012 CEO Performance Award heading to substantial completion after having helped Tesla grow its market capitalization to over $55 billion in just over five years, the independent members of the Board began preliminary discussions regarding how to continue to incentivize Mr. Musk to lead Tesla through the next phase of its development. In January 2018, following more than six months of careful analysis and development led by the Compensation Committee, with participation by every independent Board member, the help of Compensia and engagement with and feedback from our largest institutional stockholders, the Board granted the 2018 CEO Performance Award to Mr. Musk. Such grant was subject to approval by a majority of the total votes of Tesla common stock not owned by Mr. Musk or Kimbal Musk cast at a meeting of the stockholders to approve the 2018 CEO Performance Award. On March 21, 2018, such approval was obtained, with approximately 73% of the votes cast by such disinterested shares voting in favor of the 2018 CEO Performance Award.

The 2018 CEO Performance Award was comprised of a 10-year maximum term stock option to purchase 303,960,630 shares (as adjusted for the 2020 Stock Split and 2022 Stock Split) of Tesla's common stock, divided equally among 12 separate tranches that were each equivalent to 1% of the issued and outstanding shares of Tesla's common stock at the time of grant, at an exercise price of $23.34 per share (as adjusted for the 2020 Stock Split and 2022 Stock Split). Each of the 12 tranches of the 2018 CEO Performance Award vested upon certification by the Board that both (i) the market capitalization milestone for such tranche, which began at $100 billion for the first tranche and increased by increments of $50 billion thereafter and (ii) any one of the following eight operational milestones focused on revenue or eight operational milestones focused on profitability, was met:

Total Revenue* (in billions)	Adjusted EBITDA** (in billions)
$20.0	$ 1.5
$35.0	$ 3.0
$55.0	$ 4.5
$75.0	$ 6.0
$100.0	$ 8.0
$125.0	$10.0
$150.0	$12.0
$175.0	$14.0

* "Revenue" means total revenues as reported in Tesla's financial statements on Forms 10-Q or 10-K filed with the SEC for the previous four consecutive fiscal quarters.

** "Adjusted EBITDA" means (i) net income (loss) attributable to common stockholders before (ii) interest expense, (iii) (benefit) provision for income taxes, (iv) depreciation and amortization and (v) stock-based compensation, as each such item is reported in Tesla's financial statements on Forms 10-Q or 10-K filed with the SEC for the previous four consecutive fiscal quarters.

Any single operational milestone could only satisfy the vesting requirement of one tranche, together with the corresponding market capitalization milestone. Subject to any applicable clawback provisions, policies or other forfeiture terms, once a milestone was achieved, it was forever deemed achieved for purposes of determining the vesting of a tranche. Meeting more than 12 of the 16 operational milestones does not result in any additional vesting or other compensation to Mr. Musk under the 2018 CEO Performance Award. Except in a change in control situation, measurement of the market capitalization milestones was based on both (i) a six calendar month trailing average of Tesla's stock price as well as (ii) a 30 calendar day trailing average of Tesla's stock price, in each case based on trading days only. Upon the consummation of certain acquisitions or split-up, spin-off or divestiture transactions, each then-unachieved market capitalization milestone and/or operational milestone would have been adjusted to offset the impact of such transactions to the extent they had been considered material to the achievement of those milestones.

In establishing the Revenue and Adjusted EBITDA milestones, the Board carefully considered a variety of factors, including Tesla's growth trajectory and internal growth plans and the historical performance of other high-growth and high-multiples companies in the technology space that have invested in new businesses and tangible assets. These benchmarks provided revenue/EBITDA to market capitalization multiples, which were then used to inform the specific operational targets that aligned with Tesla's plans for future growth. Nevertheless, the Board considered each of the market capitalization and operational milestones to be challenging hurdles. For example, in order to meet all 12 market capitalization milestones, Tesla was required to add approximately $600 billion to its market capitalization at the time of the grant of the 2018 CEO Performance Award on a sustained basis, and in order to satisfy all eight revenue-based operational milestones, Tesla would have to increase revenue by more than $163 billion from its annual revenue of approximately $11.8 billion in 2017, the last fiscal year completed prior to the grant of the 2018 CEO Performance Award.

In addition, Mr. Musk was required to continue leading Tesla as our Chief Executive Officer or, alternatively, as our Chief Product Officer and Executive Chairman (with any other Chief Executive Officer reporting directly to him), at the time each milestone was met in order for the corresponding tranche to vest. With limited exceptions, Mr. Musk must hold any shares that he acquires upon exercise of the 2018 CEO Performance Award for at least five years post-exercise. There would have been no acceleration of vesting of the 2018 CEO Performance award upon Mr. Musk's termination, death or disability or a change in control of Tesla. However, in a change in control situation, the achievement of the milestones would have been based solely on the market capitalization milestones, with the measurement of Tesla's market capitalization determined by the product of the total number of outstanding shares of Tesla common stock immediately before the change in control multiplied by the greater of the last closing price of a share of Tesla common stock before the effective time of the change in control or the per share price (plus the per share value of any other consideration) received by Tesla's stockholders in the change in control.

In the event of a restatement of Tesla's financial statements previously filed with the SEC, if a lesser portion of the 2018 CEO Performance Award would have vested based on the restated financial results, then Tesla will require forfeiture (or repayment, as applicable) of the portion of the 2018 CEO Performance Award that would not have vested based on the restated financial results (less any amounts Mr. Musk may have paid to Tesla in exercising any forfeited awards). The 2018 CEO Performance Award is subject, if more stringent than the foregoing, to any current or future Tesla clawback policy applicable to equity awards, provided that the policy does not discriminate solely against Mr. Musk except as required by applicable law.

As of the date of this filing, all of the milestones have been achieved and certified by our Board. Consequently, all 12 of the 12 tranches under the 2018 CEO Performance Award, corresponding to options to purchase an aggregate 303,960,630 shares of Tesla's common stock, have vested and become exercisable, subject to Mr. Musk's payment of the exercise price of $23.34 per share and the minimum five-year holding period generally applicable to any shares he acquires upon exercise.

Realized Compensation

For purposes of the table in "*Executive Compensation—Summary Compensation Table*" below, we are required to report pursuant to applicable SEC rules any stock option grants to Mr. Musk at values determined as of their respective grant dates and which are driven by certain assumptions prescribed by Financial Accounting Standards Board Accounting Standards Codification Topic 718, "*Compensation–Stock Compensation*" ("ASC Topic 718"). Moreover, we are required to report in "*Executive Compensation—Pay Ratio Disclosure*" below (i) Mr. Musk's annual total compensation, (ii) the median of the annual total compensation of all Tesla employees qualifying for this analysis, other than Mr. Musk, in each case calculated pursuant to the methodology used for the table in "*Executive Compensation—Summary Compensation Table*," and (iii) the ratio of the former to the latter.

In addition, we are required to report in "*Executive Compensation—2022 Option Exercises and Stock Vested*" below an amount for the "value realized" upon: (i) any exercise by Mr. Musk of a stock option, which is based on the difference between the market price of the underlying shares at the time of exercise and the exercise price of the stock option and (ii) any vesting of a restricted stock unit award, based on the market price of the award at the time of vesting. Such amount is required to be reported even if Mr. Musk does not actually receive any cash from such exercise or vesting, either because he does not also sell any shares or because he sells only a number of shares sufficient to cover the related tax liabilities resulting from the exercise or vesting.

As a result, there may be a significant disconnect between what is reported as compensation for Mr. Musk in a given year in such sections and the value actually realized as compensation in that year or over a period of time. Moreover, the vast majority of compensation in respect of past stock option grants to Mr. Musk, including the 2012 CEO Performance Award and the 2018 CEO Performance Award, were structured to be incentives for future performance with their value realizable only if Tesla's stock price appreciated compared to the dates of the grants, and if the Company achieved applicable vesting requirements.

To supplement the disclosures in "*Executive Compensation—Summary Compensation Table,*" "*Executive Compensation—Pay Ratio Disclosure*" and "*Executive Compensation—2022 Option Exercises and Stock Vested*" below, we have included the following table, which shows the total realized compensation of Mr. Musk for the last three fiscal years, as well as the ratio of Mr. Musk's realized compensation to the median of the annual total compensation of all other Tesla employees qualifying for this analysis as reported in "*Executive Compensation—Pay Ratio Disclosure.*" Realized compensation is not a substitute for reported compensation in evaluating our compensation structure, but we believe that realized compensation is an important factor in understanding that the value of compensation that Mr. Musk ultimately realizes is dependent on a number of additional factors, including: (i) the vesting of certain of his option awards only upon the successful achievement of a number of market capitalization increase and operational milestone targets; (ii) the fact that Mr. Musk does not receive any cash if he does not actually sell shares and thereby reduce his investment in us, and he does not receive any cash to the extent that he sells only shares sufficient to cover income taxes with respect to his awards (including stock options exercised solely to avoid their expiration in accordance with their terms); and (iii) the then-current market value of our common stock at the times at which Mr. Musk may elect to actually sell his shares.

Year	"Total Compensation" of CEO, as Reported in Summary Compensation Table Below ($)	"Value Realized on Exercise or Vesting of Awards" of CEO, as Reported in Option Exercises and Stock Vested Table Below ($)	Median Annual Total Compensation of all Qualifying Non-CEO Employees, as reported in Pay Ratio Disclosure Section Below ($)	Total CEO Realized Compensation ($)(1)	Ratio of Total CEO Realized Compensation to Median Annual Total Compensation of all Qualifying Non-CEO Employees
2022	—	—	34,084	—	0.00:1
2021	—	23,452,910,177(2)	40,723	734,762,107	18,043:1
2020	—	—	46,150	—	0.00:1

(1) "Total CEO realized compensation" for a given year is defined as (i) the amounts reported for Mr. Musk in "*Executive Compensation—Summary Compensation Table*" below under the columns "Salary," "Bonus," "Non-Equity Incentive Plan Compensation" and "All Other Compensation," plus (ii) with respect to any stock option exercised by Mr. Musk in such year in connection with which shares of stock were also sold other than to satisfy any resulting tax liability, the difference between the market price of such shares at the time of exercise and the applicable exercise price of the option, plus (iii) with respect to any restricted stock unit vested by Mr. Musk in such year in connection with which shares of stock were also sold other than automatic sales to satisfy any withholding obligations related to such vesting, the market price of such shares at the time of vesting, plus (iv) any cash actually received by Mr. Musk in respect of any shares sold to cover tax liabilities as described in (ii) and (iii) above, following the payment of such tax liabilities.

(2) Reflects the exercise of vested stock options scheduled to expire in 2022 as to which Mr. Musk paid the exercise price in cash. Of the shares received upon exercise, 42.0% were immediately sold in order to pay federal and state tax withholding from the option exercise and none of the proceeds from such sales were retained by Mr. Musk. Of the remaining shares, 94.6% were retained by Mr. Musk. The other 5.4% automatically were sold as a result of a Rule 10b5-1 trading plan put in place in September 2021.

Tax and Accounting Considerations

Sections 280G and 409A. We have not provided or committed to provide any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Code. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of Tesla that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider of certain types receives "deferred compensation" that does not meet the requirements of Section 409A.

Tax Deduction Limit. Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation greater than $1,000,000 paid in any fiscal year to certain executive officers. However, prior to the enactment of U.S. tax legislation in December 2017 (the "Tax Act"), certain types of performance-based compensation were excluded from the $1,000,000 deduction limit if specific requirements were met. Under the Tax Act, this exclusion for performance-based compensation is not available with respect to taxable years beginning after December 31, 2017, unless the compensation is pursuant to a written binding contract which was in effect on or before November 2, 2017, and which is not modified in any material respect on or after such date. Pursuant to the Tax Act, for taxable years beginning after December 31, 2017, Section 162(m) of the Code was expanded to cover additional executive officers and other employees, including the chief financial officer, so that the compensation of the chief executive officer and chief financial officer (at any time during the fiscal year), the three next most highly compensated executive officers during the taxable year and any other individual who was considered a "covered employee" for any prior taxable year that begins after 2016, will be subject to the $1,000,000 deductibility limit under Section 162(m) of the Code. Commencing with our 2018 fiscal year, to the extent that the aggregate amount of any covered officer's salary, bonus, any amount realized from certain option exercises and vesting of restricted stock units or other equity awards, and certain other compensation amounts that are recognized as taxable income by the officer exceeds $1,000,000, we will not be entitled to a U.S. federal income tax deduction for the amount over $1,000,000 in that year, unless the compensation qualifies for the transition relief applicable to certain written binding contracts in effect on or before November 2, 2017. The Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our executive officers and reserves the right to pay compensation that may not be deductible to Tesla if it determines that doing so would be in the best interests of Tesla.

Accounting Implications. We follow ASC Topic 718 for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all stock-based compensation awards made to employees and directors based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our named executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Compensation Committee Report

The Compensation Committee oversees Tesla's compensation programs, policies and practices. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board

Ira Ehrenpreis (Chair)
Robyn Denholm
Kathleen Wilson-Thompson

Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers for each of the last three fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Elon Musk	2022	—	—	—	—	—	—	—
Technoking of Tesla and Chief Executive Officer	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
Zachary Kirkhorn	2022	300,000	—	—	—	—	3,000(2)	303,000
Master of Coin and Chief Financial Officer	2021	301,154	—	—	—	—	—	301,154
	2020	269,663(3)	—	—	46,261,354	—	31,099(4)	46,562,116
Andrew Baglino	2022	300,000	—	—	—	—	3,000(2)	303,000
SVP, Powertrain and Energy Engineering	2021	301,154	—	—	—	—	—	301,154
	2020	283,269(3)	—	—	46,261,354	—	—	46,544,623

(1) This column reflects the aggregate grant date fair value computed in accordance with ASC Topic 718 of the options to purchase shares of our common stock granted to the named executive officers. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on January 31, 2023. These amounts do not necessarily correspond to the actual value that may be recognized by the named executive officers, which depends, among other things, on the market value of our common stock appreciating from that on the grant date(s) of the option(s).

(2) Reflects matching contributions made under the Tesla 401(k) Plan based on each of the named executive officer's fiscal 2022 contributions.

(3) Reflects a temporary reduction to base salary in response to global market conditions.

(4) Reflects an amount corresponding to previously-accrued paid time off that was applied toward the purchase of a Tesla vehicle pursuant to a company-wide program.

Pay Ratio Disclosure

Tesla is committed to fair and competitive compensation for our employees. Moreover, Elon Musk, the Technoking of Tesla and our Chief Executive Officer, has agreed to a compensation arrangement in the 2018 CEO Performance Award that is substantially tied to the appreciation of our market capitalization. Because equity awards are generally made available to Tesla employees, this also means that Mr. Musk's compensation is tied to the success of Tesla employees. We are providing a ratio of (i) Mr. Musk's 2022 annual total compensation to (ii) the median of the 2022 annual total compensation of all applicable qualifying Tesla employees other than Mr. Musk, in each case calculated pursuant to the disclosure requirements of "*Executive Compensation—Summary Compensation Table*" above. As we continue our international expansion, the median annual total compensation of our employees reflects differences in local compensation scales and practices abroad to a greater extent.

Mr. Musk's 2022 annual total compensation, as reported in "*Executive Compensation—Summary Compensation Table,*" was $0, and the median 2022 annual total compensation of all other qualifying employees, as determined pursuant to the methodology set forth below, was $34,084. Consequently, the applicable ratio of such amounts for 2022 was 0.00:1.

Our methodology for identifying the median of the 2022 annual total compensation for each individual other than Mr. Musk was as follows:

- We selected December 31, 2022, which is within the last three months of 2022, as the date upon which we would identify the "median employee" because it enabled us to make such identification in a reasonably efficient and economical manner.

- We determined that as of December 31, 2022, Tesla and all our subsidiaries had 126,771 individuals qualifying for this analysis (full-time, part-time and temporary employees other than Mr. Musk, subject to the following bullet), of which approximately 44% were based outside of the U.S. and approximately 42% were production line employees.

- We did not include in the population of qualifying individuals any employees of staffing agencies whose compensation is determined by such agencies.

- We applied the requirements and assumptions required for the table in "*Executive Compensation—Summary Compensation Table*" for each of such individuals to calculate the total annual compensation, including base salary or wages, performance-based commission payments, and equity awards based on their grant date fair values.

- We converted any payment earned or paid in a foreign currency to U.S. dollar using the average of the prevailing conversion rates for the month of December 2022.

- We selected the median of all total annual compensation amounts calculated in accordance with the foregoing.

Pay Versus Performance

In accordance with Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are required to disclose certain information about the relationship between the compensation actually paid to our named executive officers and certain measures of company performance. For information on our compensation philosophy, please see "*Compensation Discussion and Analysis*."

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total for CEO ($)(1)	Compensation Actually Paid to CEO (in millions) ($)(2)	Average Summary Compensation Table Total for Non-CEO Named Executive Officers (in millions) ($)(3)	Average Compensation Actually Paid to Non-CEO Named Executive Officers (in millions) ($)(4)	Tesla Total Shareholder Return ($)(5)	Peer Group Total Shareholder Return ($)(6)	Net Income (in millions) ($)(7)	Revenue (in millions) ($)(8)
2022	—	(9,703)	0.3	(165.3)	441.68	151.29	12,587	81,462
2021	—	15,016	0.3	(74.3)(9)	1,263.09	235.13	5,644	53,823
2020	—	43,019	46.6	393.0	843.44	162.40	862	31,536

(1) Represents the total compensation reported for Elon Musk (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" to Mr. Musk, computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Musk during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Musk's total compensation, as reported in the Summary Compensation Table for each year, to determine the compensation actually paid.

Year	Reported Summary Compensation Table Total for CEO ($)	Reported Value of Equity Awards ($)(a)	Equity Award Adjustments (in millions) ($)(b)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid to CEO (in millions) ($)
2022	—	—	(9,703)	—	—	(9,703)
2021	—	—	15,016	—	—	15,016
2020	—	—	43,019	—	—	43,019

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted and Unvested in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards (in millions) ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year (Vesting Date Compared to the Value at the End of the Prior Year) (in millions) ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments (in millions) ($)
2022	—	(4,973)	—	(4,730)	—	—	(9,703)
2021	—	13,028	—	1,988	—	—	15,016
2020	—	36,329	—	6,690	—	—	43,019

(3)   Represents the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Elon Musk, who has served as our CEO since 2008) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Musk) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Zachary Kirkhorn and Andrew Baglino; (ii) for 2021, Zachary Kirkhorn, Andrew Baglino and Jerome Guillen; and (iii) for 2020, Zachary Kirkhorn, Andrew Baglino and Jerome Guillen.

(4)   The dollar amounts reported in this column is the average compensation actually paid for our NEOs other than our CEO in each applicable year, computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to our NEOs during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the NEO's total compensation, as reported in the Summary Compensation Table for each applicable year, to determine the compensation actually paid.

Year	Average Reported Summary Compensation Table Total for Non-CEO NEOs (in millions) ($)	Average Reported Value of Equity Awards (in millions) ($)	Average Equity Award Adjustments (in millions) ($)(a)	Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Average Pension Benefit Adjustments ($)	Average Compensation Actually Paid to Non-CEO NEOs (in millions) ($)
2022	0.3	—	(165.6)	—	—	(165.3)
2021	0.3	—	(74.6)	—	—	(74.3)
2020	46.6	46.3	392.7	—	—	393.0

(a)   The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted and Unvested in the Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards (in millions) ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year (in millions) ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year (Vesting Date Compared to the Value at the End of the Prior Year) (in millions) ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year (in millions) ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments (in millions) ($)
2022	—	(110.5)	—	(55.1)	—	—	(165.6)
2021	—	78.7	—	(2.9)	(150.4)	—	(74.6)
2020	84.2	278.7	0.7	29.1	—	—	392.7

(5) Total shareholder return is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) Represents the weighted group total shareholder return ("TSR"), weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the group of all public companies with SIC code 3711.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) In the Company's assessment, revenue is the financial performance measure that is the most important financial performance measure (other than total shareholder return and net income) used by the Company for the most recently completed fiscal year, to link compensation actually paid to performance.

(9) Mr. Guillen departed Tesla in June 2021, which led to certain forfeitures of unvested awards. The average compensation actually paid in 2021 to our NEOs other than our CEO and Mr. Guillen was approximately $123.2 million.

Most Important Financial Performance Measures

This list below includes the three financial measures that in our assessment represent the most important financial performance measures used to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to the Company's performance. See "*Compensation Discussion and Analysis*" for further details.

Revenue

Adjusted EBITDA

Market Capitalization

Description of Relationships Between Compensation Actually Paid and Performance

Chief Executive Officer

From 2021 to 2022, compensation actually paid to the CEO decreased by 164.6%. Over this same period, TSR decreased by 65.0%, net income increased by 123.0%, and revenue increased by 51.4%.

From 2020 to 2021, compensation actually paid to the CEO decreased by 65.1%. Over this same period, TSR increased by 49.8%, net income increased by 554.8%, and revenue increased by 70.7%.

Mr. Musk does not earn a base salary or receive any equity compensation other than under his 2012 CEO Performance Award and 2018 CEO Performance Award. See "*Executive Compensation—Compensation Discussion and Analysis—Chief Executive Officer Compensation*" for more information.

The vesting of Mr. Musk's awards were tied to specific market capitalization and operational milestones focusing on total revenue and adjusted EBITDA. However, the compensation actually paid as calculated pursuant to Item 402(v) of Regulation S-K is based on the accounting changes in the fair value of such options, which varies significantly with the performance of our common stock.

Thus, because the Company TSR is calculated from the beginning of the earliest year presented, a positive TSR does not necessarily correlate to an increase in compensation actually paid if the increase in TSR is less significant relative to a prior year. In addition, due to the fact that Mr. Musk did not receive any additional equity grants following the 2018 CEO Performance Award, his amount of total compensation actually paid decreased because the number of unvested options decreased year over year upon the vesting of tranches of the award. Because the 2018 CEO Performance Award has fully vested, Mr. Musk's compensation actually paid will converge to $0 unless he receives a new grant.

While a positive TSR may not align with an increase in compensation actually paid, as further demonstrated by the following graph, any decreases in TSR would align to decreases in compensation actually paid.



Other NEOs

From 2021 to 2022, compensation actually paid to the other NEOs decreased by 122.5%. Over this same period, TSR decreased by 65.0%, net income increased by 123.0%, and revenue increased by 51.4%.

From 2020 to 2021, compensation actually paid to the other NEOs decreased by 118.9%. Over this same period, TSR increased by 49.8%, net income increased by 554.8%, and revenue increased by 70.7%.

Though our other NEOs do receive a base salary, a significant portion of their compensation actually paid consists of equity awards. As the compensation actually paid as calculated pursuant to Item 402(v) of Regulation S-K, is based on the accounting changes in the fair value of such options, the value varies significantly with the performance of our common stock. Thus, because the Company TSR is calculated from the beginning of the earliest year presented, a positive TSR does not necessarily correlate to an increase in compensation actually paid if the increase in TSR is less significant relative to a prior year. In addition, due to the fact that our other NEOs did not receive any additional equity grants after 2020, their amount of total compensation actually paid decreased because the number of unvested options decreased year over year.

From 2020 to 2021, some of the decrease in compensation actually paid to our other NEOs was a result of Jerome Guillen's departure in June 2021, which led to certain forfeitures of unvested awards.

While a positive TSR may not align with an increase in compensation actually paid, as further demonstrated by the following graph, any decreases in TSR would align with decreases in compensation actually paid.



Cumulative TSR of the Company and Cumulative TSR of the Peer Group

The following chart compares our cumulative TSR over the three most recently completed fiscal years to that of our peer group's TSR over the same period.



Grants of Plan-Based Awards in 2022

No equity-based awards were granted to any named executive officer in fiscal year 2022.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table presents information concerning unexercised options and unvested restricted stock unit awards for each named executive officer outstanding as of the end of fiscal 2022.

		Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Elon Musk	3/21/2018(2)	278,630,565	25,330,065	—	23.34	1/19/2028	—	—
	6/10/2013(3)	5,250	—	—	6.67	6/10/2023	—	—
	4/8/2013(3)	5,250	—	—	2.79	4/8/2023	—	—
Zachary J. Kirkhorn	10/19/2020(4)	321,027	295,350	—	143.61	10/19/2030	—	—
	4/19/2019(5)	1,822,626	121,509	—	18.22	4/19/2029	—	—
	4/19/2019(6)	—	—	—	—	—	27,000	3,325,860
	1/22/2019(7)	130,629	32,661	—	19.93	1/22/2029	—	—
	1/22/2019(8)	—	—	—	—	—	10,890	1,341,430
	10/16/2018(9)	8,694	7,131	—	18.44	10/16/2028	—	—
	10/16/2018(8)	—	—	—	—	—	2,589	318,913
Andrew Baglino	10/19/2020(4)	321,027	295,350	—	143.61	10/19/2030	—	—
	7/19/2019(10)	368,349	193,041	—	17.22	7/19/2029	—	—
	10/16/2018(9)	114,243	25,857	—	18.44	10/16/2028	—	—
	10/16/2018(8)	—	—	—	—	—	10,334	1,274,174
	3/19/2018(11)	62,184	11,316	—	20.91	3/19/2028	—	—
	11/10/2014(12)	—	37,500	—	16.13	11/10/2024	—	—

(1) The market value of unvested restricted stock units is calculated by multiplying the number of unvested restricted stock units held by the applicable named executive officer by the closing price of our common stock on December 31, 2022, which was $123.18.

(2) 1/12th of the total number of shares subject to the option becomes vested and exercisable each time: (i) our market capitalization increases initially to $100.0 billion for the first tranche, and by an additional $50.0 billion for each tranche thereafter; and (ii) one of 16 specified operational milestones relating to total revenue or adjusted EBITDA (other than any operating milestone that previously counted towards the vesting of another tranche) is attained, subject to Mr. Musk's continued service to us as either CEO or as both Executive Chairman and Chief Product Officer, with the CEO reporting to him, at each such vesting event. See "*Executive Compensation—Compensation Discussion and Analysis—Chief Executive Officer Compensation—2018 CEO Performance Award*" above.

(3) Stock option awards granted as part of our company-wide patent incentive program. The total number of shares subject to the option was vested and exercisable on the applicable grant date of the option.

(4) 1/48th of the shares subject to the option became vested and exercisable on December 5, 2020, and 1/48th of the shares subject to the option become vested and exercisable every month thereafter, subject to the grantee's continued service to us on each such vesting date.

(5) 1/8th of the shares subject to the option became vested and exercisable on September 13, 2019, and 1/48th of the shares subject to the option become vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(6) 1/8th of this award became vested on December 5, 2019, and 1/16th of this award becomes vested every three months thereafter, subject to the grantee's continued service to us on each such vesting date.

(7) 1/60th of the shares subject to the option became vested and exercisable on January 5, 2019, and 1/60th of the shares subject to the option become vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(8) 1/20th of this award vested on March 5, 2019, and 1/20th of this award vests every three months thereafter, subject to the grantee's continued service to us on each such vesting date.

(9) 1/60th of the shares subject to the option became vested and exercisable on November 1, 2018, and 1/60th of the shares subject to the option become vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(10) 1/60th of the shares subject to the option became vested and exercisable on July 24, 2019, and 1/60th of the shares subject to the option become vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(11) 1/60th of this award vested on March 27, 2018, and 1/60th of this award vests every three months thereafter, subject to the grantee's continued service to us on each such vesting date.

(12) 1/4th of the shares subject to the option became vested and exercisable upon each of the following, as determined by the Board: (i) the completion of the first Model X production vehicle; (ii) aggregate vehicle production of 100,000 vehicles in a trailing 12-month period and (iii) completion of the first Model 3 production vehicle. 1/4th of the shares subject to this option will become vested and exercisable upon the determination by the Board that annualized gross margin of greater than 30% in any three years is achieved, subject to the grantee's continued service to us on each such vesting date.

2022 Option Exercises and Stock Vested

The following table presents information concerning each exercise of stock options and vesting of stock awards during fiscal 2022 for each of the named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Elon Musk	—	—	—	—
Zachary Kirkhorn	13,350	1,258,505	67,479	16,306,323
Andrew Baglino	141,000	33,866,369	13,113	3,273,677

(1) Reflects the product of the number of shares of stock subject to the exercised option multiplied by the difference between the market price of our common stock at the time of exercise on the exercise date and the exercise price of the option.

(2) Reflects the product of the number of shares of stock vested multiplied by the market price of our common stock on the vesting date.

Potential Payments Upon Termination or Change in Control

We do not have an employment agreement for any specific term with any of our named executive officers. Moreover, we do not have any contract, agreement, plan or arrangement that would result in payments to a named executive officer at, following, or in connection with any termination of employment, including resignation, severance, retirement or a constructive termination of employment of a named executive officer, or a change in control of Tesla or a change in the named executive officer's responsibilities.

Compensation of Directors

2022 Director Compensation Table

The following table provides information concerning the compensation paid by us to each of our non-employee directors who served during any part of fiscal year 2022. Elon Musk, who is a named executive officer, does not receive additional compensation for his services as a director.

The awards with respect to which values are provided under the column "Option Awards" below are exclusively stock options, which have realizable value only if they vest over time and to the extent, if any, that our stock price exceeds the applicable exercise prices. The values provided below for these awards are based on applicable accounting standards, and do not necessarily reflect the actual amounts realized or realizable pursuant to the underlying stock options.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	All Other Compensation	Total ($)
Robyn Denholm	—	—	—	—
Ira Ehrenpreis	—	—	—	—
Lawrence J. Ellison(4)	—	—	—	—
Joe Gebbia	—	—	—	—
Hiromichi Mizuno	27,500	—	—	27,500
James Murdoch	—	—	—	—
Kimbal Musk	—	—	—	—
Kathleen Wilson-Thompson	—	—	—	—

(1) Reflects cash compensation for service on the Board and/or its applicable committees pursuant to Tesla's outside director compensation policy (the "Director Compensation Policy") and/or for service as Chair of the Board as previously approved by the Board, as applicable. The earning and payment of cash retainer payments payable to outside directors may be waived in whole or part at the election of the director. Seven of the outside directors have requested that the Company eliminate the future payment of all of their cash retainer amounts for service on the Board unless the director notified otherwise.

(2) As of December 31, 2022, the aggregate number of shares underlying option awards outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares Underlying Options Outstanding
Robyn Denholm	1,662,480
Ira Ehrenpreis	1,110,000
Joe Gebbia	—
Hiromichi Mizuno	351,690
James Murdoch	1,270,020
Kimbal Musk	441,750
Kathleen Wilson-Thompson	765,855

(3) Reflects stock option grants for service on the Board or as members or chairs of Board committees that were automatically granted pursuant to the Director Compensation Policy. In June 2021, the Board unanimously adopted a resolution to forego any automatic grants of annual stock option awards under the Director Compensation Policy or otherwise previously approved by the Board (the "Board Stock Option Grants") until July 2022 unless the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. In May 2022, the Board agreed to further forego the Board Stock Option Grants until July 2023 unless the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution.

(4) Board term ended in August 2022 without standing for re-election at the 2022 annual meeting of stockholders. As such, as of December 31, 2022, Mr. Ellison had no shares underlying option awards outstanding.

Non-Employee Director Compensation Arrangements

Overview and Philosophy

The compensation program for Tesla's non-employee directors is designed to be consistent with our compensation philosophy for our employees, with an emphasis on equity-based compensation over cash in order to align the value of their compensation with the market value of our stock, and consequently, with the long-term interests of our stockholders. Moreover, while we offer to our general employee population restricted stock units that will retain some value even if the market value of our stock decreases, the equity-based compensation to our directors has been exclusively in the form of stock options, which have zero initial value and accumulate value, if at all, only to the extent that our stock price increases following their grant, through the applicable vesting dates and until such stock options are ultimately exercised and the underlying shares are sold. The remaining portion of our directors' compensation has consisted of cash retainer payments that are relatively modest compared to peer companies and that may be waived at the election of each director. Consequently, a large portion and in some cases, the entirety, of each of our non-employee directors' compensation is entirely at risk, and fluctuating stock prices have at times resulted in 100% of the vested stock options then held by each of our non-employee directors being out-of-the-money.

In 2020 and 2021, the Compensation Committee reviewed the Director Compensation Policy with the aid of Compensia and in light of Tesla's exceptional performance and commitment to at-risk director compensation in the form of annual stock option awards to ensure continued alignment of the interests of directors with those of Tesla's stockholders. Following such review, the Compensation Committee recommended that the Board approve a resolution that all existing directors forego any automatic grants of annual stock option awards under the Director Compensation Policy or otherwise previously approved by the Board until July 2022 unless the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. In June 2021, the Board unanimously approved and adopted this resolution and in May 2022, the Board agreed to further forego the Board Stock Option Grants until July 2023 unless the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. The Compensation Committee intends to make further recommendations with respect to the Board's compensation program for directors, if any, who join the Board after the date of this resolution, as well as for future periods of service by existing directors, following further periodic reviews.

Other Information

If, following a change in control of Tesla, the service of a non-employee director is terminated, all stock options granted to the director shall fully vest and become immediately exercisable.

Non-employee directors may also have their travel, lodging and related expenses associated with attending Board or Board committee meetings reimbursed by Tesla.

Pledging of Shares

The ability of our directors and executive officers to pledge Tesla stock for personal loans and investments is inherently related to their compensation due to our use of equity awards and promotion of long-termism and an ownership culture. Moreover, providing these individuals flexibility in financial planning without having to rely on the sale of shares aligns their interests with those of our stockholders.

In order to mitigate the risk of forced sales of pledged shares, the Board has a policy that limits pledging of Tesla stock by our directors and executive officers. Pursuant to this policy, directors and executive officers may pledge their stock (exclusive of options, warrants, restricted stock units or other rights to purchase stock) as collateral for loans and investments, provided that the maximum aggregate loan or investment amount collateralized by such pledged stock does not exceed, (i) with respect to our CEO, the lesser of $3.5 billion or twenty-five percent (25%) of the total value of the pledged stock, or (ii) with respect to our directors and officers other than our CEO, fifteen percent (15%) of the total value of the pledged stock.

> *Example: A director (other than our CEO) pledges 1,000 shares as collateral for a loan, and the current stock price is $800 per share. The director may borrow up to 15% of 1,000 x $800, or $120,000, against such shares. If the stock price later increases to $1,600 per share, the director may borrow up to an additional $120,000 against the pledged shares. If the director borrows the full allowable amount of $240,000 and the stock price then decreases to $1,200, the director must repay $60,000 to maintain compliance with the 15% limit under the pledging policy.*

See "*Ownership of Securities*" below for information regarding any shares pledged by our directors or executive officers as of March 31, 2023; however, such pledging does <u>not</u> indicate the extent to which there may be actual borrowings against such shares as of such date, which may be substantially less than the value of the shares pledged. As of December 31, 2022, based on written representations of our directors and executive officers to the Company, the aggregate loan or investment amount collateralized by our directors and executive officers' pledged shares was less than 1% of the total value of the pledged shares.

We require our directors and executive officers to make written representations, at least annually, that he or she is in compliance with our pledging policy. If a director or executive officer wishes to take a loan collateralized by pledged stock, Tesla management works with the director or executive officer during the original loan approval, and subsequently monitors compliance with this policy by regularly reviewing and requesting updates from the applicable director or executive officer on his or her pledged stock amount and loan amount. If necessary, Tesla management will report to the Board or its committees the extent to which any officer or director has pledged shares of Company stock. We believe that this monitoring is effective and includes appropriate controls, and we have confirmed that each of our directors and executive officers who have pledged stock are and have been compliant with this policy since our last confirmation.

Equity Compensation Plan Information

The following table summarizes the number of securities underlying outstanding options, stock awards, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Tesla's equity compensation awards as of December 31, 2022.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)(1)	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)(2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders	364,705,998	30.65	247,886,582(3)
Equity compensation plans not approved by security holders	190,915(4)	33.00	—
Total	364,896,913	30.65	247,886,582

(1) Consists of options to purchase shares of our common stock, including the 2018 CEO Performance Award, and restricted stock unit awards representing the right to acquire shares of our common stock.
(2) The weighted average exercise price is calculated based solely on the outstanding stock options. It does not take into account the shares issuable upon vesting of outstanding restricted stock unit awards, which have no exercise price.
(3) Consists of 147,984,339 shares remaining available for issuance under the Tesla, Inc. 2019 Equity Incentive Plan, and 99,902,243 shares remaining available for issuance under the Tesla, Inc, 2019 Employee Stock Purchase Plan.
(4) Consists of outstanding stock options and restricted stock unit awards that were assumed in connection with acquisitions. No additional awards may be granted under the acquired plans.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review of Related Party Transactions

In accordance with the charter for the Audit Committee of the Board, our Audit Committee reviews and approves in advance any proposed related person transactions.

For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

The individuals and entities that are considered "related persons" include:

- Directors and executive officers of Tesla;
- Any person known to be the beneficial owner of five percent or more of Tesla's common stock (a "5% Stockholder"); and
- Any immediate family member, as defined in Item 404(a) of Regulation S-K, of a director, executive officer or 5% Stockholder.

In accordance with our Related Person Transactions Policy and Procedures, the Audit Committee must review and approve all transactions in which (i) Tesla or one of its subsidiaries is a participant, (ii) the amount involved exceeds $120,000 and (iii) a related person has a direct or indirect material interest, other than transactions available to all Tesla employees generally.

In assessing a related party transaction brought before it for approval the Audit Committee considers, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. The Audit Committee may then approve or disapprove the transaction in its discretion.

Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC.

Related Party Transactions

Elon Musk is the Chief Executive Officer, Chief Technical Officer and a significant stockholder of SpaceX. Certain members of the Board, and/or investment funds affiliated with them, have made minority investments in SpaceX.

SpaceX is party to certain commercial, licensing and support agreements with Tesla. Under these agreements, SpaceX incurred expenses of approximately $0.5 million in the aggregate in 2022 and $0.1 million in 2023 through February.

Since April 2016, SpaceX has invoiced Tesla for our use of an aircraft owned and operated by SpaceX at rates determined by Tesla and SpaceX, subject to rules of the Federal Aviation Administration governing such arrangements. Tesla incurred expenses of approximately $0.8 million in 2022 and $0.1 million in 2023 through February.

Elon Musk is the Chief Executive Officer and a significant stockholder of Twitter. Twitter is party to certain commercial and support agreements with Tesla. Under these agreements, Twitter incurred expenses of approximately $1.0 million in the aggregate in 2022 and $0.4 million in 2023 through February.

JB Straubel is the Chief Executive Officer of Redwood. Tesla is party to an agreement with Redwood to supply certain scrap materials. Under this agreement, Redwood incurred expenses of $0 in 2022 and approximately $0.5 million in 2023 through February.

Other Transactions

Tesla periodically does business with certain entities its directors are affiliated with. Such transactions are done on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

In the ordinary course of business, we enter into offer letters with our executive officers. We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. In relation to our CEO's exercise of stock options and sale of common stock from the 2012 CEO Performance Award, Tesla withheld the appropriate amount of taxes. However, given the significant amounts involved, our CEO entered into an indemnification agreement with us in November 2021 to indemnify the Company for additional taxes owed, if any.

DELINQUENT SECTION 16(a) REPORTS

Under Section 16 of the Exchange Act, Tesla's directors, executive officers and any persons holding more than 10% of the Tesla's common stock are required to report initial ownership of the Tesla common stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC, and Tesla is required to disclose in this proxy statement any failure to file required ownership reports by these dates. Based solely upon a review of forms filed with the SEC and the written representations of such persons, Tesla is aware of no late Section 16(a) filings other than one late Form 4 report filed by Andrew Baglino, reporting an exercise of options and subsequent sales pursuant to a 10b5-1 trading plan, due to an administrative delay by Tesla.

OWNERSHIP OF SECURITIES

The following table sets forth certain information regarding the beneficial ownership of Tesla's common stock, as of March 31, 2023, for the following:

- each person (or group of affiliated persons) who is known by us to beneficially own 5% of the outstanding shares of our common stock;

- each of our non-employee directors;

- each of our executive officers named in the Summary Compensation Table of this proxy statement; and

- all current directors and executive officers of Tesla as a group.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of March 31, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Applicable percentage ownership is based on 3,169,314,178 shares of Tesla's common stock outstanding at March 31, 2023.

Unless otherwise indicated, all persons named below can be reached at Tesla, Inc., 1 Tesla Road, Austin, Texas 78725.

Beneficial Owner Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders		
Elon Musk(1)	715,022,706	20.6%
The Vanguard Group(2)	217,857,401	6.9%
Blackrock, Inc.(3)	178,428,109	5.6%
Named Executive Officers & Directors		
Elon Musk(1)	715,022,706	20.6%
Zachary J. Kirkhorn(4)	2,688,930	*
Andrew Baglino(5)	1,040,304	*
Robyn Denholm(6)	1,677,480	*
Ira Ehrenpreis(7)	1,681,005	*
Joe Gebbia	111	*
Hiromichi Mizuno(8)	351,690	*
James Murdoch(9)	1,427,295	*
Kimbal Musk(10)	2,050,470	*
JB Straubel	12,660	*
Kathleen Wilson-Thompson(11)	771,255	*
All current executive officers and directors as a group (11 persons)(12)	728,328,172	20.9%

*   Represents beneficial ownership of less than 1%.

(1)   Includes (i) 411,062,076 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003 and (ii) 303,960,630 shares issuable to Mr. Musk upon exercise of options exercisable within 60 days after March 31, 2023. Includes 238,441,261 shares pledged as collateral to secure certain personal indebtedness.

(2)   Includes shares beneficially owned by The Vanguard Group, of which The Vanguard Group has shared voting power over 3,945,417 shares, sole dispositive power over 206,725,415 shares and shared dispositive power over 11,131,986 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. The foregoing information is based solely on Schedule 13G of The Vanguard Group filed on February 9, 2023, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations.

(3) Includes shares beneficially owned by BlackRock, Inc., of which Blackrock, Inc. has sole voting power over 159,134,439 shares and sole dispositive power over 178,428,109 shares. The address for Blackrock, Inc. is 55 East 52nd Street, New York, NY 10055. The foregoing information is based solely on Schedule 13G of Blackrock, Inc. filed on February 1, 2023, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations.

(4) Includes 2,485,857 shares issuable upon exercise of options exercisable within 60 days after March 31, 2023.

(5) Includes 974,757 shares issuable upon exercise of options exercisable within 60 days after March 31, 2023.

(6) Includes 1,662,480 shares issuable upon exercise of options exercisable within 60 days after March 31, 2023.

(7) Includes 1,110,000 shares issuable upon exercise of options exercisable within 60 days after March 31, 2023.

(8) Includes 351,690 shares issuable upon exercise of options exercisable within 60 days after March 31, 2023.

(9) Includes (i) 157,275 shares held by the Seven Hills Trust and (ii) 1,270,020 shares issuable upon exercise of options exercisable within 60 days after March 31, 2023.

(10) Includes 441,750 shares issuable upon exercise of options exercisable within 60 days after March 31, 2023. Includes 1,608,720 shares pledged as collateral to secure certain personal indebtedness.

(11) Includes 765,855 shares issuable upon exercise of options exercisable within 60 days after March 31, 2023.

(12) Includes 314,573,867 shares issuable upon exercise of options held by our current executive officers and directors within 60 days after March 31, 2023.

AUDIT RELATED MATTERS

Members

Robyn Denholm (Chair)

Joe Gebbia

Hiromichi Mizuno(1)

James Murdoch

Composition

Our Audit Committee is composed of four directors: Robyn Denholm (chair), Joe Gebbia, Hiromichi Mizuno and James Murdoch. The Audit Committee is comprised solely of directors who satisfy applicable independence and other requirements under Nasdaq listing standards and applicable securities laws. The Board has determined that Ms. Denholm is an "audit committee financial expert" as defined in the rules of the SEC.

Oversight

The Audit Committee assists the Board in fulfilling its responsibilities by:

- Providing oversight, recommendations, and under specified thresholds, approvals, regarding significant financial matters and investment practices, including any material acquisitions and divestitures;
- Monitoring the integrity of Tesla's financial statements and Tesla's compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; and
- Reviewing the adequacy and effectiveness of Tesla's internal control policies and procedures in addition to Tesla's risk management, data privacy and data security.

In addition to overseeing key risks in the areas of data security and privacy, crisis risk management, ethics and compliance, and ESG, as discussed below, the Audit Committee is also responsible for overseeing risks in other areas of our business and operation.

Additional Key Objectives

Data Security

The Audit Committee is responsible for reviewing the adequacy and effectiveness of Tesla's policies and practices with respect to data security risk exposures, and providing oversight over Tesla's data security policies and monitoring programs. The Audit Committee receives regular updates from senior management, including our Chief Information Officer, on data security risk reviews of Tesla's key business segments and products, procedures to assess and address data security risk, and the effectiveness of data security technologies and solutions deployed internally.

Data Privacy

Privacy is integral to our business and Tesla is committed to the protection of the personal data which it processes as part of its business and on behalf of customers. We have established a robust global privacy program with oversight by executive management, an independent Data Protection Officer for our European regulated entities, and, at the Board level, our Audit Committee. Our governance and accountability measures promote core principles of data privacy, while the collaborative effort between our Information Security Team and Legal Team enables us to meet our regulatory requirements and demonstrate compliance.

(1)   Will not stand for re-election at the 2023 Annual Meeting.

Crisis Risk Management

In response to extraordinary events such as the COVID-19 pandemic and ensuing supply chain shortages, the Audit Committee receives regular updates from senior management.

Ethics

The Audit Committee has oversight of Tesla's compliance with legal, regulatory and ethical compliance programs. The Audit Committee has established procedures for the receipt, retention, and treatment of complaints about accounting, internal accounting controls or audit matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or audit matters. We encourage employees and third parties to report concerns about our accounting controls, auditing matters or any other ethical wrongdoing. To report such a concern, please visit https://tesla-cdn.thron.com/static/ XT8QBQ_business-code-of-ethics_SHJXZD.pdf?xseo=&response-content-disposition=inline%3Bfilename%3D%22business-code-of-ethics.pdf, where you will find various reporting options.

Environmental, Social & Governance

The Audit Committee is responsible for reviewing and discussing the assessment of the Company's annual Impact Report, and, as deemed appropriate, other ESG-related disclosures.

Selection & Oversight of External Auditor

The Audit Committee appoints, compensates, oversees and manages Tesla's relationship with its independent registered public accounting firm, which reports directly to the Audit Committee. In selecting PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, the Audit Committee annually evaluates the firm's qualifications and performance; the quality and candor of their communications with the Audit Committee and the Company; independence and integrity; efficiency and the appropriateness of fees; benefits of audit firm or lead partner rotations and the comprehensiveness of evaluations of internal controls. The Audit Committee also considers the relative costs, benefits, challenges and other potential impacts of selecting a different independent public accounting firm.

In reviewing and approving audit and non-audit service fees, the Audit Committee considers a number of factors, including the scope and quality of work, as well as an assessment of the impact on auditor independence of non-audit fees and services. During the course of the fiscal year, the Audit Committee is given regular updates regarding audit related and non-audit related fees.

Audit Committee Report

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of the integrity of Tesla's consolidated financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the organization and performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm.

The management of Tesla is responsible for establishing and maintaining internal controls and for preparing Tesla's consolidated financial statements. The independent registered public accounting firm is responsible for auditing the financial statements. It is the responsibility of the Audit Committee to oversee these activities.

The Audit Committee has:

- Reviewed and discussed the audited financial statements with Tesla management and with PricewaterhouseCoopers LLP, Tesla's independent registered public accounting firm;
- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers LLP their independence.

Based upon these discussions and review, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Tesla's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the United States Securities and Exchange Commission.

Members of the Audit Committee:

Robyn Denholm (Chair)
Hiromichi Mizuno
James Murdoch

OTHER MATTERS

Tesla has received notice from a stockholder of an intent to propose a resolution at the 2023 Annual Meeting requesting reporting on plans to eradicate child labor and forced labor from its supply chain (the "Floor Proposal"). If the Floor Proposal is presented at the 2023 Annual Meeting, the persons named in the proxy card will have discretionary authority pursuant to Rule 14a-4(c) under the Exchange Act with respect to the Floor Proposal and intends to exercise such discretion to vote AGAINST the proposal. Tesla knows of no other matters to be submitted at the 2023 Annual Meeting. If any other matters properly come before the 2023 Annual Meeting, it is the intention of the persons named in the proxy card to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the proxy, whether through telephonic or Internet voting or, alternatively, by using a paper copy of the proxy card that has been requested.

It is important that your shares be represented at the 2023 Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the proxy card or, if so requested, by executing and returning, at your earliest convenience, the proxy card in the envelope that will have been provided.

THE BOARD OF DIRECTORS

Austin, Texas

April 6, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 001-34756

Tesla, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**91-2197729**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

1 Tesla Road	
Austin, Texas	**78725**
(Address of principal executive offices)	**(Zip Code)**

(512) 516-8177
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	TSLA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant, as of June 30, 2022, the last day of the registrant's most recently completed second fiscal quarter, was $580.48 billion (based on the closing price for shares of the registrant's Common Stock as reported by the NASDAQ Global Select Market on June 30, 2022). Shares of Common Stock held by each executive officer, director, and holder of 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 25, 2023, there were 3,164,102,701 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TESLA, INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022

INDEX

Forward-Looking Statements

The discussions in this Annual Report on Form 10-K contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements concerning any potential future impact of the coronavirus disease ("COVID-19") pandemic on our business, supply chain constraints, our strategy, competition, future operations and production capacity, future financial position, future revenues, projected costs, profitability, expected cost reductions, capital adequacy, expectations regarding demand and acceptance for our technologies, growth opportunities and trends in the markets in which we operate, prospects and plans and objectives of management. The words "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission (the "SEC"). We do not assume any obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

Overview

We design, develop, manufacture, sell and lease high-performance fully electric vehicles and energy generation and storage systems, and offer services related to our products. We generally sell our products directly to customers, and continue to grow our customer-facing infrastructure through a global network of vehicle service centers, Mobile Service, body shops, Supercharger stations and Destination Chargers to accelerate the widespread adoption of our products. We emphasize performance, attractive styling and the safety of our users and workforce in the design and manufacture of our products and are continuing to develop full self-driving technology for improved safety. We also strive to lower the cost of ownership for our customers through continuous efforts to reduce manufacturing costs and by offering financial and other services tailored to our products.

Our mission is to accelerate the world's transition to sustainable energy. We believe that this mission, along with our engineering expertise, vertically integrated business model and focus on user experience differentiate us from other companies.

Segment Information

We operate as two reportable segments: (i) automotive and (ii) energy generation and storage.

The automotive segment includes the design, development, manufacturing, sales and leasing of high-performance fully electric vehicles as well as sales of automotive regulatory credits. Additionally, the automotive segment also includes services and other, which includes non-warranty after-sales vehicle services and parts, sales of used vehicles, retail merchandise, paid Supercharging and vehicle insurance revenue. The energy generation and storage segment includes the design, manufacture, installation, sales and leasing of solar energy generation and energy storage products and related services and sales of solar energy systems incentives.

Our Products and Services

Automotive

We currently manufacture four different consumer vehicles – the Model 3, Y, S and X. Model 3 is a four-door mid-size sedan that we designed for manufacturability with a base price for mass-market appeal. Model Y is a compact sport utility vehicle ("SUV") built on the Model 3 platform with seating for up to seven adults. Model S is a four-door full-size sedan and Model X is a mid-size SUV with seating for up to seven adults. Model S and Model X feature the highest performance characteristics and longest ranges that we offer in a sedan and SUV, respectively.

In December 2022, we began early production and deliveries of the Tesla Semi, our first commercial electric vehicle. We have also announced several planned electric vehicles to address additional vehicle markets, including specialized consumer electric vehicles in Cybertruck and the new Tesla Roadster. We plan to continue leveraging developments in our proprietary Full Self-Driving ("FSD"), battery cell and other technologies.

Energy Generation and Storage

Energy Storage Products

Powerwall and Megapack are our lithium-ion battery energy storage products. Powerwall is designed to store energy at a home or small commercial facility. Megapack is an energy storage solution for commercial, industrial, utility and energy generation customers, multiple of which may be grouped together to form larger installations of gigawatt hours ("GWh") or greater capacity.

We also continue to develop software capabilities for remotely controlling and dispatching our energy storage systems across a wide range of markets and applications, including through our real-time energy control and optimization platforms.

Solar Energy Offerings

We sell retrofit solar energy systems to customers and channel partners and also make them available through power purchase agreement ("PPA") arrangements. We purchase most of the components for our retrofit solar energy systems from multiple sources to ensure competitive pricing and adequate supply. We also design and manufacture certain components for our solar energy products.

We sell our Solar Roof, which combines premium glass roof tiles with energy generation, directly to customers, as well as through channel customers. We continue to improve our installation capability and efficiency, including through collaboration with real estate developers and builders on new homes.

Technology

Automotive

Battery and Powertrain

Our core vehicle technology competencies include powertrain engineering and manufacturing and our ability to design vehicles that utilize the unique advantages of an electric powertrain. We have designed our proprietary powertrain systems to be adaptable, efficient, reliable and cost-effective while withstanding the rigors of an automotive environment. We offer dual motor powertrain vehicles, which use two electric motors to maximize traction and performance in an all-wheel drive configuration, as well as vehicle powertrain technology featuring three electric motors for further increased performance in certain versions of Model S and Model X and the Tesla Semi.

We maintain extensive testing and R&D capabilities for battery cells, packs and systems, and have built an expansive body of knowledge on lithium-ion cell chemistry types and performance characteristics. In order to enable a greater supply of cells for our products with higher energy density at lower costs, we have developed a new proprietary lithium-ion battery cell and improved manufacturing processes.

Vehicle Control and Infotainment Software

The performance and safety systems of our vehicles and their battery packs utilize sophisticated control software. Control systems in our vehicles optimize performance, customize vehicle behavior, manage charging and control all infotainment functions. We develop almost all of this software, including most of the user interfaces, internally and update our vehicles' software regularly through over-the-air updates.

Self-Driving Development and Artificial Intelligence

We have expertise in developing technologies, systems and software to enable self-driving vehicles using primarily vision-based technologies. Our FSD Computer runs our neural networks in our vehicles, and we are also developing additional computer hardware to better enable the massive amounts of field data captured by our vehicles to continually train and improve these neural networks for real-world performance.

Currently, we offer in our vehicles certain advanced driver assist systems under our Autopilot and FSD options. Although at present the driver is ultimately responsible for controlling the vehicle, our systems provide safety and convenience functionality that relieves drivers of the most tedious and potentially dangerous aspects of road travel much like the system that airplane pilots use, when conditions permit. As with other vehicle systems, we improve these functions in our vehicles over time through over-the-air updates.

We intend to establish in the future an autonomous Tesla ride-hailing network, which we expect would also allow us to access a new customer base even as modes of transportation evolve.

We are also applying our artificial intelligence learnings from self-driving technology to the field of robotics. For example, in 2022 we previewed Optimus, a robotic humanoid which is controlled by the same AI system.

Energy Generation and Storage

Energy Storage Products

We leverage many of the component-level technologies from our vehicles in our energy storage products. By taking a modular approach to the design of battery systems, we can optimize manufacturing capacity of our energy storage products. Additionally, our expertise in power electronics enables our battery systems to interconnect with electricity grids while providing fast-acting systems for power injection and absorption. We have also developed software to remotely control and dispatch our energy storage systems.

Solar Energy Systems

We have engineered Solar Roof over numerous iterations to combine aesthetic appeal and durability with power generation. The efficiency of our solar energy products is aided by our own solar inverter, which incorporates our power electronics technologies. We designed both products to integrate with Powerwall.

Design and Engineering

Automotive

We have established significant in-house capabilities in the design and test engineering of electric vehicles and their components and systems. Our team has significant experience in computer-aided design as well as durability, strength and crash test simulations, which reduces the product development time of new models. We have also achieved complex engineering feats in stamping, casting and thermal systems, and developed a method to integrate batteries directly with vehicle body structures without separate battery packs to optimize manufacturability, weight, range and cost characteristics.

We are also expanding our manufacturing operations globally while taking action to localize our vehicle designs and production for particular markets, including country-specific market demands and factory optimizations for local workforces. As we increase our capabilities, particularly in the areas of automation, die-making and line-building, we are also making strides in the simulations modeling these capabilities prior to construction.

Energy Generation and Storage

Our expertise in electrical, mechanical, civil and software engineering allows us to design, engineer, manufacture and install energy generating and storage products and components, including at the residential through utility scale. For example, the modular design of our Megapack utility-scale battery line is intended to significantly reduce the amount of assembly required in the field. We also customize solutions including our energy storage products, solar energy systems and/or Solar Roof for customers to meet their specific needs.

Sales and Marketing

Historically, we have been able to generate significant media coverage of our company and our products, and we believe we will continue to do so. Such media coverage and word of mouth are the current primary drivers of our sales leads and have helped us achieve sales without traditional advertising and at relatively low marketing costs.

Automotive

Direct Sales

Our vehicle sales channels currently include our website and an international network of company-owned stores. In some jurisdictions, we also have galleries to educate and inform customers about our products, but such locations do not transact in the sale of vehicles. We believe this infrastructure enables us to better control costs of inventory, manage warranty service and pricing, educate consumers about electric vehicles, maintain and strengthen the Tesla brand and obtain rapid customer feedback.

We reevaluate our sales strategy both globally and at a location-by-location level from time to time to optimize our sales channels. However, sales of vehicles in the automobile industry tend to be cyclical in many markets, which may expose us to volatility from time to time.

Used Vehicle Sales

Our used vehicle business supports new vehicle sales by integrating the trade-in of a customer's existing Tesla or non-Tesla vehicle with the sale of a new or used Tesla vehicle. The Tesla and non-Tesla vehicles we acquire as trade-ins are subsequently remarketed, either directly by us or through third parties. We also remarket used Tesla vehicles acquired from other sources including lease returns.

Public Charging

We have a growing global network of Tesla Superchargers, which are our industrial-grade, high-speed vehicle chargers. Where possible, we co-locate Superchargers with our solar and energy storage systems to reduce costs and promote renewable power. Supercharger stations are typically placed along well-traveled routes and in and around dense city centers to allow vehicle owners the ability to enjoy quick, reliable charging along an extensive network with convenient stops. Use of the Supercharger network either requires payment of a fee or is free under certain sales programs. In November 2021, we began to offer Supercharger access to non-Tesla vehicles in certain locations in support of our mission to accelerate the world's transition to sustainable energy.

We also work with a wide variety of hospitality, retail and public destinations, as well as businesses with commuting employees, to offer additional charging options for our customers, as well as single-family homeowners and multi-family residential entities, to deploy home charging solutions.

In-App Upgrades

As our vehicles are capable of being updated remotely over-the-air, our customers may purchase additional paid options and features through the Tesla app or through the in-vehicle user interface. We expect that this functionality will also allow us to offer certain options and features on a subscription basis in the future.

Energy Generation and Storage

We market and sell our solar and energy storage products to residential, commercial and industrial customers and utilities through a variety of channels, including through our website, stores and galleries, as well as through our network of channel partners, and in the case of some commercial customers, through PPA transactions. We emphasize simplicity, standardization and accessibility to make it easy and cost-effective for customers to adopt clean energy, while reducing our customer acquisition costs.

Service and Warranty

Automotive

Service

We provide service for our electric vehicles at our company-owned service locations and through Tesla Mobile Service technicians who perform work remotely at customers' homes or other locations. Performing vehicle service ourselves allows us to identify problems and implement solutions and improvements faster, and optimize logistics and inventory better, than traditional automobile manufacturers and their dealer networks. The connectivity of our vehicles also allows us to diagnose and remedy many problems remotely and proactively.

Vehicle Limited Warranties and Extended Service Plans

We provide a manufacturer's limited warranty on all new and used Tesla vehicles we sell, which may include separate limited warranties on certain components, specific types of damage or battery capacity retention. We also currently offer extended service plans that provide coverage beyond the new vehicle limited warranties for certain models in specified regions.

Energy Generation and Storage

We provide service and repairs to our energy product customers, including under warranty where applicable. We generally provide manufacturer's limited warranties with our energy storage products and offer certain extended limited warranties that are available at the time of purchase of the system. If we install a system, we also provide certain limited warranties on our installation workmanship.

For retrofit solar energy systems, we provide separate limited warranties for workmanship and against roof leaks, and for Solar Roof, we also provide limited warranties for defects and weatherization. For components not manufactured by us, we generally pass-through the applicable manufacturers' warranties.

As part of our solar energy system and energy storage contracts, we may provide the customer with performance guarantees that commit that the underlying system will meet or exceed the minimum energy generation or performance requirements specified in the contract.

Financial Services

Automotive

Purchase Financing and Leases

We offer leasing and/or loan financing arrangements for our vehicles in certain jurisdictions in North America, Europe and Asia ourselves and through various financial institutions. Under certain of such programs, we have provided resale value guarantees or buyback guarantees that may obligate us to repurchase the subject vehicles at pre-determined values.

Insurance

In 2021, we launched our insurance product using real-time driving behavior in select states, which offers rates that are often better than other alternatives and promotes safer driving. Our insurance products are currently available in 12 states and we plan to expand the markets in which we offer insurance products, as part of our ongoing effort to decrease the total cost of ownership for our customers.

Energy Generation and Storage

We offer certain financing options to our solar customers, which enable the customer to purchase and own a solar energy system, Solar Roof or integrated solar and Powerwall system. Our solar PPAs, offered primarily to commercial customers, charge a fee per kilowatt-hour based on the amount of electricity produced by our solar energy systems.

Manufacturing

We currently have manufacturing facilities in the US in Northern California, in Buffalo, New York, Gigafactory New York; in Austin, Texas, Gigafactory Texas and near Reno, Nevada, Gigafactory Nevada. At these facilities, we manufacture and assemble, among other things, vehicles, certain vehicle parts and components, such as our battery packs and battery cells, energy storage components and solar products and components.

Internationally, we also have manufacturing facilities in China (Gigafactory Shanghai) and Germany (Gigafactory Berlin-Brandenburg), which allows us to increase the affordability of our vehicles for customers in local markets by reducing transportation and manufacturing costs and eliminating the impact of unfavorable tariffs. Generally, we continue to expand production capacity at our existing facilities. We also intend to further increase cost-competitiveness in our significant markets by strategically adding local manufacturing.

Supply Chain

Our products use thousands of parts that are sourced from hundreds of suppliers across the world. We have developed close relationships with vendors of key parts such as battery cells, electronics and complex vehicle assemblies. Certain components purchased from these suppliers are shared or are similar across many product lines, allowing us to take advantage of pricing efficiencies from economies of scale.

As is the case for some automotive companies, some of our procured components and systems are sourced from single suppliers. Where multiple sources are available for certain key components, we work to qualify multiple suppliers for them where it is sensible to do so in order to minimize potential production risks due to disruptions in their supply. We also mitigate risk by maintaining safety stock for key parts and assemblies and die banks for components with lengthy procurement lead times.

Our products use various raw materials including aluminum, steel, cobalt, lithium, nickel and copper. Pricing for these materials is governed by market conditions and may fluctuate due to various factors outside of our control, such as supply and demand and market speculation. We strive to execute long-term supply contracts for such materials at competitive pricing when feasible, and we currently believe that we have adequate access to raw materials supplies to meet the needs of our operations.

Governmental Programs, Incentives and Regulations

Globally, the ownership of our products by our customers is impacted by various government credits, incentives, and policies. Our business and products are also subject to numerous governmental regulations that vary among jurisdictions.

The operation of our business is also impacted by various government programs, incentives, and other arrangements. See Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Programs and Incentives

Inflation Reduction Act

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law and is effective for taxable years beginning after December 31, 2022, and remains subject to future guidance releases. The IRA includes multiple incentives to promote clean energy, electric vehicles, battery and energy storage manufacture or purchase, including through providing tax credits to consumers. For example, qualifying Tesla customers may receive up to $7,500 in federal tax credits for the purchase of qualified electric vehicles in the U.S through 2032.

Automotive Regulatory Credits

We earn tradable credits in the operation of our business under various regulations related to zero-emission vehicles ("ZEVs"), greenhouse gas, fuel economy and clean fuel. We sell these credits to other regulated entities who can use the credits to comply with emission standards and other regulatory requirements. Sales of these credits are recognized within automotive regulatory credits revenue in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Energy Storage System Incentives and Policies

While the regulatory regime for energy storage projects is still under development, there are various policies, incentives and financial mechanisms at the federal, state and local levels that support the adoption of energy storage.

For example, energy storage systems that are charged using solar energy may be eligible for the solar energy-related U.S. federal tax credits described below. The Federal Energy Regulatory Commission ("FERC") has also taken steps to enable the participation of energy storage in wholesale energy markets. In addition, California and a number of other states have adopted procurement targets for energy storage, and behind-the-meter energy storage systems qualify for funding under the California Self Generation Incentive Program. Our customers primarily benefit directly under these programs. In certain instances our customers may transfer such credits to us as contract consideration. In such transactions, they are included as a component of energy generation and storage revenues in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Pursuant to the IRA, under Sections 48, 48E and 25D of the Internal Revenue Code ("IRC"), standalone energy storage technology is eligible for a tax credit between 6% and 50% of qualified expenditures, regardless of the source of energy, which may be claimed by our customers for storage systems they purchase or by us for arrangements where we own the systems. These tax credits are primarily for the benefit of our customers and are currently scheduled to phase-out starting in 2032 or later.

Solar Energy System Incentives and Policies

U.S. federal, state and local governments have established various policies, incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives include tax credits, cash grants, tax abatements and rebates.

In particular, pursuant to the IRA, Sections 48, 48E and 25D of the IRC provides a tax credit between 6% and 70% of qualified commercial or residential expenditures for solar energy systems, which may be claimed by our customers for systems they purchase, or by us for arrangements where we own the systems for properties that meet statutory requirements. These tax credits are primarily for the direct benefit of our customers and are currently scheduled to phase-out starting in 2023 or later.

Regulations

Vehicle Safety and Testing

In the U.S., our vehicles are subject to regulation by the National Highway Traffic Safety Administration ("NHTSA"), including all applicable Federal Motor Vehicle Safety Standards ("FMVSS") and the NHTSA bumper standard. Numerous FMVSS apply to our vehicles, such as crash-worthiness and occupant protection requirements. Our current vehicles fully comply and we expect that our vehicles in the future will fully comply with all applicable FMVSS with limited or no exemptions, however, FMVSS are subject to change from time to time. As a manufacturer, we must self-certify that our vehicles meet all applicable FMVSS and the NHTSA bumper standard, or otherwise are exempt, before the vehicles may be imported or sold in the U.S.

We are also required to comply with other federal laws administered by NHTSA, including the Corporate Average Fuel Economy standards, Theft Prevention Act requirements, labeling requirements and other information provided to customers in writing, Early Warning Reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, a Standing General Order requiring reports regarding crashes involving vehicles equipped with advanced driver assistance systems, and additional requirements for cooperating with compliance and safety investigations and recall reporting. The U.S. Automobile Information and Disclosure Act also requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer's suggested retail price, optional equipment and pricing. In addition, federal law requires inclusion of fuel economy ratings, as determined by the U.S. Department of Transportation and the Environmental Protection Agency (the "EPA"), and New Car Assessment Program ratings as determined by NHTSA, if available.

Our vehicles sold outside of the U.S. are subject to similar foreign compliance, safety, environmental and other regulations. Many of those regulations are different from those applicable in the U.S. and may require redesign and/or retesting. Some of those regulations impact or prevent the rollout of new vehicle features. Additionally, the European Union established new rules regarding additional compliance oversight that commenced in 2020.

Self-Driving Vehicles

Generally, laws pertaining to self-driving vehicles are evolving globally, and in some cases may create restrictions on features that we develop. While there are currently no federal U.S. regulations pertaining specifically to self-driving vehicles or self-driving equipment, NHTSA has published recommended guidelines on self-driving vehicles, apart from the FMVSS and manufacturer reporting obligations, and retains the authority to investigate and/or take action on the safety or compliance of any vehicle, equipment or features operating on public roads. Certain U.S. states also have legal restrictions on the operation, registration or licensure of self-driving vehicles, and many other states are considering them. This regulatory patchwork increases the legal complexity with respect to self-driving vehicles in the U.S.

In markets that follow the regulations of the United Nations Economic Commission for Europe, some requirements restrict the design of advanced driver-assistance or self-driving features, which can compromise or prevent their use entirely. Other applicable laws, both current and proposed, may hinder the path and timeline to introducing self-driving vehicles for sale and use in the markets where they apply.

Other key markets, including China, continue to consider self-driving regulation. Any implemented regulations may differ materially from those in the U.S. and Europe, which may further increase the legal complexity of self-driving vehicles and limit or prevent certain features.

Automobile Manufacturer and Dealer Regulation

In the U.S., state laws regulate the manufacture, distribution, sale and service of automobiles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to residents. Certain states have asserted that the laws in such states do not permit automobile manufacturers to be licensed as dealers or to act in the capacity of a dealer, or that they otherwise restrict a manufacturer's ability to deliver or perform warranty repairs on vehicles. To sell vehicles to residents of states where we are not licensed as a dealer, we generally conduct the sale out of the state. In certain such states, we have opened "galleries" that serve an educational purpose and where sales may not occur.

Some automobile dealer trade associations have both challenged the legality of our operations in court and used administrative and legislative processes to attempt to prohibit or limit our ability to operate existing stores or expand to new locations. Certain dealer associations have also actively lobbied state licensing agencies and legislators to interpret existing laws or enact new laws in ways not favorable to our ownership and operation of our own retail and service locations. We expect such challenges to continue, and we intend to actively fight any such efforts.

Battery Safety and Testing

Our battery packs are subject to various U.S. and international regulations that govern transport of "dangerous goods," defined to include lithium-ion batteries, which may present a risk in transportation. We conduct testing to demonstrate our compliance with such regulations.

We use lithium-ion cells in our high voltage battery packs in our vehicles and energy storage products. The use, storage and disposal of our battery packs are regulated under existing laws and are the subject of ongoing regulatory changes that may add additional requirements in the future. We have agreements with third party battery recycling companies to recycle our battery packs, and we are also piloting our own recycling technology.

Solar Energy—General

We are subject to certain state and federal regulations applicable to solar and battery storage providers and sellers of electricity. To operate our systems, we enter into standard interconnection agreements with applicable utilities. Sales of electricity and non-sale equipment leases by third parties, such as our leases and PPAs, have faced regulatory challenges in some states and jurisdictions.

Solar Energy—Net Metering

Most states in the U.S. make net energy metering, or net metering, available to solar customers. Net metering typically allows solar customers to interconnect their solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit for excess energy generated by their solar energy system that is exported to the grid. In certain jurisdictions, regulators or utilities have reduced or eliminated the benefit available under net metering or have proposed to do so.

Competition

Automotive

The worldwide automotive market is highly competitive and we expect it will become even more competitive in the future as we introduce additional vehicles in a broader cross-section of the passenger and commercial vehicle market and expand our vehicles' capabilities.

We believe that our vehicles compete in the market based on both their traditional segment classification as well as their propulsion technology. For example, Model S and Model X compete primarily with premium sedans and premium SUVs and Model 3 and Model Y compete with small to medium-sized sedans and compact SUVs, which are extremely competitive markets. Competing products typically include internal combustion vehicles from more established automobile manufacturers; however, many established and new automobile manufacturers have entered or have announced plans to enter the market for electric and other alternative fuel vehicles. Overall, we believe these announcements and vehicle introductions, including the introduction of electric vehicles into rental car company fleets, promote the development of the electric vehicle market by highlighting the attractiveness of electric vehicles relative to the internal combustion vehicle. Many major automobile manufacturers have electric vehicles available today in major markets including the U.S., China and Europe, and other current and prospective automobile manufacturers are also developing electric vehicles. In addition, several manufacturers offer hybrid vehicles, including plug-in versions.

We believe that there is also increasing competition for our vehicle offerings as a platform for delivering self-driving technologies, charging solutions and other features and services, and we expect to compete in this developing market through continued progress on our Autopilot, FSD and neural network capabilities, Supercharger network and our infotainment offerings.

Energy Generation and Storage

Energy Storage Systems

The market for energy storage products is also highly competitive, and both established and emerging companies have introduced products that are similar to our product portfolio or that are alternatives to the elements of our systems. We compete with these companies based on price, energy density and efficiency. We believe that the specifications and features of our products, our strong brand and the modular, scalable nature of our energy storage products give us a competitive advantage in our markets.

Solar Energy Systems

The primary competitors to our solar energy business are the traditional local utility companies that supply energy to our potential customers. We compete with these traditional utility companies primarily based on price and the ease by which customers can switch to electricity generated by our solar energy systems. We also compete with solar energy companies that provide products and services similar to ours. Many solar energy companies only install solar energy systems, while others only provide financing for these installations. We believe we have a significant expansion opportunity with our offerings and that the regulatory environment is increasingly conducive to the adoption of renewable energy systems.

Intellectual Property

We place a strong emphasis on our innovative approach and proprietary designs which bring intrinsic value and uniqueness to our product portfolio. As part of our business, we seek to protect the underlying intellectual property rights of these innovations and designs such as with respect to patents, trademarks, copyrights, trade secrets and other measures, including through employee and third-party nondisclosure agreements and other contractual arrangements. For example, we place a high priority on obtaining patents to provide the broadest and strongest possible protection to enable our freedom to operate our innovations and designs within our products and technologies in the electric vehicle market as well as to protect and defend our product portfolio. We have also adopted a patent policy in which we irrevocably pledged that we will not initiate a lawsuit against any party for infringing our patents through activity relating to electric vehicles or related equipment for so long as such party is acting in good faith. We made this pledge in order to encourage the advancement of a common, rapidly-evolving platform for electric vehicles, thereby benefiting ourselves, other companies making electric vehicles and the world.

Environmental, Social and Governance (ESG) and Human Capital Resources

ESG

The very purpose of Tesla's existence is to accelerate the world's transition to sustainable energy. We believe the world cannot reduce carbon emissions without addressing both energy generation and consumption, and we are designing and manufacturing a complete energy and transportation ecosystem to achieve this goal. As we expand, we are building each new factory to be more efficient and sustainably designed than the previous one, including with respect to per-unit waste reduction and resource consumption, including water and energy usage. We are focused on further enhancing sustainability of operations outside of our direct control, including reducing the carbon footprint of our supply chain.

We are committed to sourcing only responsibly produced materials, and our suppliers are required to provide evidence of management systems that ensure social, environmental and sustainability best practices in their own operations, as well as to demonstrate a commitment to responsible sourcing into their supply chains. We have a zero-tolerance policy when it comes to child or forced labor and human trafficking by our suppliers and we look to the Organization for Economic Co-operation and Development Due Diligence Guidelines to inform our process and use feedback from our internal and external stakeholders to find ways to continually improve. We are also driving safety in our own factories by focusing on worker engagement. Our incidents per vehicle continue to drop even as our production volumes increase. We also strive to be an employer of choice by offering compelling, impactful jobs with best in-industry benefits.

We believe that sound corporate governance is critical to helping us achieve our goals, including with respect to ESG. We continue to evolve a governance framework that exercises appropriate oversight of responsibilities at all levels throughout the company and manages its affairs consistent with high principles of business ethics. Our ESG Sustainability Council is made up of leaders from across our company, and regularly presents to our Board of Directors, which oversees our ESG impacts, initiatives and priorities.

Human Capital Resources

Our greatest asset is our people and we continue to attract the best and brightest with our competitive pay and benefits package which starts with ownership. We offer employees the opportunity to receive equity during their employment and share in the success of Tesla. As of December 31, 2022, our full-time count for our and our subsidiaries' employees worldwide was 127,855, a 29,000 year over year increase.

We are committed to providing a workplace where our employees feel respected and appreciated. Human Resource ("HR") Partners for each functional area are introduced in new hire orientation so employees know whom to contact with questions or concerns. HR Partners are visible throughout facilities and are actively involved in driving culture and engagement alongside business leaders.

Our policies are designed to promote fairness and respect for everyone. We hire, evaluate, and promote employees based on their skills and performance. Everyone is expected to be trustworthy, demonstrate excellence in their performance, and collaborate with others. With this in mind, we will not tolerate certain behaviors. These include harassment, retaliation, violence, intimidation, and discrimination of any kind on the basis of race, color, religion, national origin, gender, sexual orientation, gender identity, gender expression, age, disability or veteran status.

To ensure this, anti-harassment training is conducted on day one of new hire orientation for all employees. In addition, we run various leadership development programs throughout the year aimed at enhancing leaders' skills, and in particular, helping them to understand how to appropriately respond to employee concerns.

Through our *See Something, Say Something* program, employees are encouraged to speak up both in regard to misconduct and safety concerns. They can do so by contacting the integrity line, submitting concerns through our Take Charge process, or notifying their HR Partner or any member of management. Concerns are reviewed in accordance with established protocols by investigators with expertise, who also review for trends and outcomes for remediation and appropriate controls.

Responding to questions timely is key so we implemented HR Answer Bars in the factories where employees can easily access and speak with an HR representative immediately regarding career advice, benefits or any concerns the employee may have. We have also implemented an HR Chatbot for 24x7 answers to team members' questions.

To continue innovating and changing the world for the better, we must ensure we have a talented and engaged workforce with ample opportunity to contribute to our mission and grow professionally. We are focused on intentionally creating pathways to career opportunities across Tesla through strategic initiatives such as:

- **Internships and Apprenticeships** - Over 3,000 university and community college students from around the world are hired into internship and apprenticeship opportunities at Tesla annually. We recruit from over 100 collegiate institutions and diverse student organizations, attracting top talent passionate about accelerating the world's transition to sustainable energy.

- **Tesla START** - Tesla START is an intensive training program providing individuals with the skills necessary for a successful technician role at Tesla. We partner with 13 colleges across the country to integrate Tesla START into automotive, collision and manufacturing curriculums to provide individuals with a smooth transition from college to full-time employment. In 2022, we had over 200 graduates from Tesla START programs, with an additional 100+ graduating in the coming weeks from our winter classes.

- **High School Graduate Pathways -** Tesla's Manufacturing Development Program is designed to provide graduating high school seniors with the financial resources, coursework and experience they need to start a successful manufacturing career at Tesla. We hired 144 graduates through this program in 2022, and our goal in 2023 is to grow this program 2.5X to over 360 students annually across our Fremont Factory, Gigafactory Nevada, Gigafactory Texas, and Gigafactory New York.

At Tesla, our employees show up passionate about making a difference in the world and for each other. With a majority-minority workforce, empowering our employee resource groups to take charge in driving initiatives that attract, develop and retain our passionate workforce is vital to our continued success.

Available Information

We file or furnish periodic reports and amendments thereto, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, proxy statements and other information with the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our website is located at www.tesla.com, and our reports, amendments thereto, proxy statements and other information are also made available, free of charge, on our investor relations website at ir.tesla.com as soon as reasonably practicable after we electronically file or furnish such information with the SEC. The information posted on our website is not incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below together with the other information set forth in this report, which could materially affect our business, financial condition and future results. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results.

Risks Related to Our Ability to Grow Our Business

We may be impacted by macroeconomic conditions resulting from the global COVID-19 pandemic.

Since the first quarter of 2020, there has been a worldwide impact from the COVID-19 pandemic. Government regulations and shifting social behaviors have, at times, limited or closed non-essential transportation, government functions, business activities and person-to-person interactions. Global trade conditions and consumer trends that originated during the pandemic continue to persist and may also have long-lasting adverse impact on us and our industries independently of the progress of the pandemic.

For example, pandemic-related issues have exacerbated port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of critical parts. Similarly, increased demand for personal electronics has created a shortfall of semiconductors, which has caused challenges in our supply chain and production. In addition, labor shortages resulting from the pandemic, including worker absenteeism, has led to increased difficulty in hiring and retaining manufacturing and service workers, as well as increased labor costs and supplier delays. Sustaining our production trajectory will require the ongoing readiness and solvency of our suppliers and vendors, a stable and motivated production workforce and government cooperation, including for travel and visa allowances. The contingencies inherent in the ramp at new facilities such as Gigafactory Berlin-Brandenburg and Gigafactory Texas may be exacerbated by these challenges. Additionally, infection rates and regulations continue to fluctuate in various regions, which may impact operations. For example, in 2022, spikes in COVID-19 cases in Shanghai resulted in the temporary shutdown of Gigafactory Shanghai, as well as parts of our supply chain, and impacted our ability to deliver cars.

We cannot predict the duration or direction of current global trends or their sustained impact. Ultimately, we continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business as appropriate, and attempt to accurately project demand and infrastructure requirements globally and deploy our production, workforce and other resources accordingly. Lastly, rising interest rates may lead to consumers to increasingly pull back spending, including on our products, which may harm our demand, business and operating results. If we experience unfavorable global market conditions, or if we cannot or do not maintain operations at a scope that is commensurate with such conditions or are later required to or choose to suspend such operations again, our business, prospects, financial condition and operating results may be harmed.

We may experience delays in launching and ramping the production of our products and features, or we may be unable to control our manufacturing costs.

We have previously experienced and may in the future experience launch and production ramp delays for new products and features. For example, we encountered unanticipated supplier issues that led to delays during the initial ramp of our first Model X and experienced challenges with a supplier and with ramping full automation for certain of our initial Model 3 manufacturing processes. In addition, we may introduce in the future new or unique manufacturing processes and design features for our products. There is no guarantee that we will be able to successfully and timely introduce and scale such processes or features.

In particular, our future business depends in large part on increasing the production of mass-market vehicles including Model 3 and Model Y. In order to be successful, we will need to implement, maintain and ramp efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve the design tolerances, high quality and output rates we have planned at our manufacturing facilities in California, Nevada, Texas, China, Germany and any future sites. We will also need to hire, train and compensate skilled employees to operate these facilities. Bottlenecks and other unexpected challenges such as those we experienced in the past may arise during our production ramps, and we must address them promptly while continuing to improve manufacturing processes and reducing costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our Model 3 and Model Y ramps or be unable to meet our related cost and profitability targets.

We have experienced, and may also experience similar future delays in launching and/or ramping production of our energy storage products and Solar Roof; new product versions or variants; new vehicles; and future features and services based on artificial intelligence. Likewise, we may encounter delays with the design, construction and regulatory or other approvals necessary to build and bring online future manufacturing facilities and products.

Any delay or other complication in ramping the production of our current products or the development, manufacture, launch and production ramp of our future products, features and services, or in doing so cost-effectively and with high quality, may harm our brand, business, prospects, financial condition and operating results.

Our suppliers may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these components effectively.

Our products contain thousands of parts purchased globally from hundreds of suppliers, including single-source direct suppliers, which exposes us to multiple potential sources of component shortages. Unexpected changes in business conditions, materials pricing, including inflation of raw material costs, labor issues, wars, trade policies, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions, port congestions and other factors beyond our or our suppliers' control could also affect these suppliers' ability to deliver components to us or to remain solvent and operational. For example, a global shortage of semiconductors has been reported since early 2021 and has caused challenges in the manufacturing industry and impacted our supply chain and production. In addition, a spike in COVID-19 cases in Shanghai in early 2022 led to temporary manufacturing shutdowns of certain of our suppliers. We have used alternative parts and programmed software to mitigate certain challenges caused by these shortages, but there is no guarantee we may be able to continually do so as we scale production to meet our growth targets. Additionally, if our suppliers do not accurately forecast and effectively allocate production or if they are not willing to allocate sufficient production to us, it may reduce our access to components and require us to search for new suppliers. The unavailability of any component or supplier could result in production delays, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products, as well as impact our capacity expansion and our ability to fulfill our obligations under customer contracts. Moreover, significant increases in our production, such as for Model 3 and Model Y, or product design changes by us have required and may in the future require us to procure additional components in a short amount of time. We have faced in the past, and may face suppliers who are unwilling or unable to sustainably meet our timelines or our cost, quality and volume needs, or to do so may cost us more, which may require us to replace them with other sources. Finally, we have limited vehicle manufacturing experience outside of the Fremont Factory and Gigafactory Shanghai and we may experience issues increasing the level of localized procurement at Gigafactory Berlin-Brandenburg and Gigafactory Texas. While we believe that we will be able to secure additional or alternate sources or develop our own replacements for most of our components, there is no assurance that we will be able to do so quickly or at all. Additionally, we may be unsuccessful in our continuous efforts to negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, source less expensive suppliers for certain parts and redesign certain parts to make them less expensive to produce, especially in light of the increases in materials pricing. Any of these occurrences may harm our business, prospects, financial condition and operating results.

As the scale of our vehicle production increases, we will also need to accurately forecast, purchase, warehouse and transport components at high volumes to our manufacturing facilities and servicing locations internationally. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain and parts management, we may incur unexpected production disruption, storage, transportation and write-off costs, which may harm our business and operating results.

We may be unable to meet our projected construction timelines, costs and production ramps at new factories, or we may experience difficulties in generating and maintaining demand for products manufactured there.

Our ability to increase production of our vehicles on a sustained basis, make them affordable globally by accessing local supply chains and workforces and streamline delivery logistics is dependent on the construction and ramp of our current and future factories. The construction of and commencement and ramp of production at these factories are subject to a number of uncertainties inherent in all new manufacturing operations, including ongoing compliance with regulatory requirements, procurement and maintenance of construction, environmental and operational licenses and approvals for additional expansion, supply chain constraints, hiring, training and retention of qualified employees and the pace of bringing production equipment and processes online with the capability to manufacture high-quality units at scale. Moreover, we will have to establish and ramp production of our proprietary battery cells and packs at our new factories, and we additionally intend to incorporate sequential design and manufacturing changes into vehicles manufactured at each new factory. If we experience any issues or delays in meeting our projected timelines, costs, capital efficiency and production capacity for our new factories, expanding and managing teams to implement iterative design and production changes there, maintaining and complying with the terms of any debt financing that we obtain to fund them or generating and maintaining demand for the vehicles we manufacture there, our business, prospects, operating results and financial condition may be harmed.

We may be unable to grow our global product sales, delivery and installation capabilities and our servicing and vehicle charging networks, or we may be unable to accurately project and effectively manage our growth.

Our success will depend on our ability to continue to expand our sales capabilities. We are targeting with Model 3 and Model Y a global mass demographic with a broad range of potential customers, in which we have relatively limited experience projecting demand and pricing our products. We currently produce numerous international variants at a limited number of factories, and if our specific demand expectations for these variants prove inaccurate, we may not be able to timely generate deliveries matched to the vehicles that we produce in the same timeframe or that are commensurate with the size of our operations in a given region. Likewise, as we develop and grow our energy products and services worldwide, our success will depend on our ability to correctly forecast demand in various markets.

Because we do not have independent dealer networks, we are responsible for delivering all of our vehicles to our customers. As our production volumes continue to grow, we have faced in the past, and may face challenges with deliveries at increasing volumes, particularly in international markets requiring significant transit times. We have also deployed a number of delivery models, such as deliveries to customers' homes and workplaces and touchless deliveries, but there is no guarantee that such models will be scalable or be accepted globally. Likewise, as we ramp our energy products, we are working to substantially increase our production and installation capabilities. If we experience production delays or inaccurately forecast demand, our business, financial condition and operating results may be harmed.

Moreover, because of our unique expertise with our vehicles, we recommend that our vehicles be serviced by us or by certain authorized professionals. If we experience delays in adding servicing capacity or servicing our vehicles efficiently, or experience unforeseen issues with the reliability of our vehicles, particularly higher-volume additions to our fleet such as Model 3 and Model Y, it could overburden our servicing capabilities and parts inventory. Similarly, the increasing number of Tesla vehicles also requires us to continue to rapidly increase the number of our Supercharger stations and connectors throughout the world.

There is no assurance that we will be able to ramp our business to meet our sales, delivery, installation, servicing and vehicle charging targets globally, that our projections on which such targets are based will prove accurate or that the pace of growth or coverage of our customer infrastructure network will meet customer expectations. These plans require significant cash investments and management resources and there is no guarantee that they will generate additional sales or installations of our products, or that we will be able to avoid cost overruns or be able to hire additional personnel to support them. As we expand, we will also need to ensure our compliance with regulatory requirements in various jurisdictions applicable to the sale, installation and servicing of our products, the sale or dispatch of electricity related to our energy products and the operation of Superchargers. If we fail to manage our growth effectively, it may harm our brand, business, prospects, financial condition and operating results.

We will need to maintain and significantly grow our access to battery cells, including through the development and manufacture of our own cells, and control our related costs.

We are dependent on the continued supply of lithium-ion battery cells for our vehicles and energy storage products, and we will require substantially more cells to grow our business according to our plans. Currently, we rely on suppliers such as Panasonic and Contemporary Amperex Technology Co. Limited (CATL) for these cells. We have to date fully qualified only a very limited number of such suppliers and have limited flexibility in changing suppliers. Any disruption in the supply of battery cells from our suppliers could limit production of our vehicles and energy storage products. In the long term, we intend to supplement cells from our suppliers with cells manufactured by us, which we believe will be more efficient, manufacturable at greater volumes and more cost-effective than currently available cells. However, our efforts to develop and manufacture such battery cells have required, and may continue to require, significant investments, and there can be no assurance that we will be able to achieve these targets in the timeframes that we have planned or at all. If we are unable to do so, we may have to curtail our planned vehicle and energy storage product production or procure additional cells from suppliers at potentially greater costs, either of which may harm our business and operating results.

In addition, the cost and mass production of battery cells, whether manufactured by our suppliers or by us, depends in part upon the prices and availability of raw materials such as lithium, nickel, cobalt and/or other metals. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials. For example, as a result of increased global production of electric vehicles and energy storage products, suppliers of these raw materials may be unable to meet our volume needs. Additionally, our suppliers may not be willing or able to reliably meet our timelines or our cost and quality needs, which may require us to replace them with other sources. Any reduced availability of these materials may impact our access to cells and our growth, and any increases in their prices may reduce our profitability if we cannot recoup such costs through increased prices. Moreover, our inability to meet demand and any product price increases may harm our brand, growth, prospects and operating results.

Our future growth and success are dependent upon consumers' demand for electric vehicles and specifically our vehicles in an automotive industry that is generally competitive, cyclical and volatile.

Though we continue to see increased interest and adoption of electric vehicles, if the market for electric vehicles in general and Tesla vehicles in particular does not develop as we expect, develops more slowly than we expect, or if demand for our vehicles decreases in our markets or our vehicles compete with each other, our business, prospects, financial condition and operating results may be harmed.

In addition, electric vehicles still constitute a small percentage of overall vehicle sales. As a result, the market for our vehicles could be negatively affected by numerous factors, such as:

- perceptions about electric vehicle features, quality, safety, performance and cost;

- perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities;

- competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

- volatility in the cost of oil, gasoline and energy, such as wide fluctuations in crude oil prices during 2020;

- government regulations and economic incentives and conditions; and

- concerns about our future viability.

Finally, the target demographics for our vehicles, particularly Model 3 and Model Y, are highly competitive. Sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose us to further volatility.

We face strong competition for our products and services from a growing list of established and new competitors.

The worldwide automotive market is highly competitive today and we expect it will become even more so in the future. For example, Model 3 and Model Y face competition from existing and future automobile manufacturers in the extremely competitive entry-level premium sedan and compact SUV markets. A significant and growing number of established and new automobile manufacturers, as well as other companies, have entered, or are reported to have plans to enter, the market for electric and other alternative fuel vehicles, including hybrid, plug-in hybrid and fully electric vehicles, as well as the market for self-driving technology and other vehicle applications and software platforms. In some cases, our competitors offer or will offer electric vehicles in important markets such as China and Europe, and/or have announced an intention to produce electric vehicles exclusively at some point in the future. Many of our competitors have significantly more or better-established resources than we do to devote to the design, development, manufacturing, distribution, promotion, sale and support of their products. Increased competition could result in our lower vehicle unit sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which may harm our business, financial condition and operating results.

We also face competition in our energy generation and storage business from other manufacturers, developers, installers and service providers of competing energy technologies, as well as from large utilities. Decreases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make our products less attractive to customers and lead to an increased rate of customer defaults.

Risks Related to Our Operations

We may experience issues with lithium-ion cells or other components manufactured at our Gigafactories, which may harm the production and profitability of our vehicle and energy storage products.

Our plan to grow the volume and profitability of our vehicles and energy storage products depends on significant lithium-ion battery cell production, including by our partner Panasonic at Gigafactory Nevada. We also produce several vehicle components at our Gigafactories, such as battery modules and packs and drive units, and manufacture energy storage products. In the past, some of the manufacturing lines for certain product components took longer than anticipated to ramp to their full capacity, and additional bottlenecks may arise in the future as we continue to increase the production rate and introduce new lines. In addition, as the IRA provides new incentives for domestic energy production and manufacturing, we may face increasing competition from other automobile manufacturers as well as suppliers for the resources and capacity to build additional factories and expand our operations domestically. If we are unable to or otherwise do not maintain and grow our respective operations, or if we are unable to do so cost-effectively or hire and retain highly-skilled personnel there, our ability to manufacture our products profitably would be limited, which may harm our business and operating results.

Finally, the high volumes of lithium-ion cells and battery modules and packs manufactured by us and by our suppliers are stored and recycled at our various facilities. Any mishandling of these products may cause disruption to the operation of such facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Any such disruptions or issues may harm our brand and business.

We face risks associated with maintaining and expanding our international operations, including unfavorable and uncertain regulatory, political, economic, tax and labor conditions.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in numerous jurisdictions, including markets in which we generate significant sales, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions, particularly as a company based in the U.S., create risks relating to conforming our products to regulatory and safety requirements and charging and other electric infrastructures; organizing local operating entities; establishing, staffing and managing foreign business locations; attracting local customers; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; trade restrictions, customs regulations, tariffs and price or exchange controls; and preferences in foreign nations for domestically manufactured products. Such conditions may increase our costs, impact our ability to sell our products and require significant management attention, and may harm our business if we are unable to manage them effectively.

Our business may suffer if our products or features contain defects, fail to perform as expected or take longer than expected to become fully functional.

If our products contain design or manufacturing defects that cause them not to perform as expected or that require repair, or certain features of our vehicles such as new Autopilot or FSD features take longer than expected to become enabled, are legally restricted or become subject to onerous regulation, our ability to develop, market and sell our products and services may be harmed, and we may experience delivery delays, product recalls, product liability, breach of warranty and consumer protection claims and significant warranty and other expenses. There is no guarantee that any incremental changes in the specific equipment we deploy in our vehicles over time will not result in initial functional disparities from prior iterations or will perform as expected in the timeframe we anticipate, or at all.

Our products are also highly dependent on software, which is inherently complex and may contain latent defects or errors or be subject to external attacks. Issues experienced by our customers have included those related to taillights, seat belt chimes and display screens in certain Tesla models. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not completely satisfy our customers. While we have performed, and continue to perform, extensive internal testing on our products and features, we currently have a limited frame of reference by which to evaluate their long-term quality, reliability, durability and performance characteristics. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to or installation for customers.

We may be required to defend or insure against product liability claims.

The automobile industry generally experiences significant product liability claims, and as such we face the risk of such claims in the event our vehicles do not perform or are claimed to not have performed as expected. As is true for other automakers, our vehicles have been involved and we expect in the future will be involved in accidents resulting in death or personal injury, and such accidents where Autopilot, Enhanced Autopilot or FSD Capability features are engaged are the subject of significant public attention, especially in light of NHTSA's Standing General Order requiring reports regarding crashes involving vehicles with advanced driver assistance systems. We have experienced, and we expect to continue to face, claims and regulatory scrutiny arising from or related to misuse or claimed failures or alleged misrepresentations of such new technologies that we are pioneering. In addition, the battery packs that we produce make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting

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smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have designed our battery packs to passively contain any single cell's release of energy without spreading to neighboring cells, there can be no assurance that a field or testing failure of our vehicles or other battery packs that we produce will not occur, in particular due to a high-speed crash. Likewise, as our solar energy systems and energy storage products generate and store electricity, they have the potential to fail or cause injury to people or property. Any product liability claim may subject us to lawsuits and substantial monetary damages, product recalls or redesign efforts, and even a meritless claim may require us to defend it, all of which may generate negative publicity and be expensive and time-consuming. In most jurisdictions, we generally self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds and not by insurance.

We will need to maintain public credibility and confidence in our long-term business prospects in order to succeed.

In order to maintain and grow our business, we must maintain credibility and confidence among customers, suppliers, analysts, investors, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be challenging due to our limited operating history relative to established competitors; customer unfamiliarity with our products; any delays we may experience in scaling manufacturing, delivery and service operations to meet demand; competition and uncertainty regarding the future of electric vehicles or our other products and services; our quarterly production and sales performance compared with market expectations; and other factors including those over which we have no control. In particular, Tesla's products, business, results of operations, and statements and actions of Tesla and its management are well-publicized by a range of third parties. Such attention can include criticism, which may be exaggerated or unfounded, such as speculation regarding the sufficiency or stability of our management team. Any such negative perceptions, whether caused by us or not, may harm our business and make it more difficult to raise additional funds if needed.

We may be unable to effectively grow, or manage the compliance, residual value, financing and credit risks related to, our various financing programs.

We offer financing arrangements for our vehicles in North America, Europe and Asia primarily ourselves and through various financial institutions. We also currently offer vehicle financing arrangements directly through our local subsidiaries in certain markets. Depending on the country, such arrangements are available for specified models and may include operating leases directly with us under which we typically receive only a very small portion of the total vehicle purchase price at the time of lease, followed by a stream of payments over the term of the lease. We have also offered various arrangements for customers of our solar energy systems whereby they pay us a fixed payment to lease or finance the purchase of such systems or purchase electricity generated by them. If we do not successfully monitor and comply with applicable national, state and/or local financial regulations and consumer protection laws governing these transactions, we may become subject to enforcement actions or penalties.

The profitability of any directly-leased vehicles returned to us at the end of their leases depends on our ability to accurately project our vehicles' residual values at the outset of the leases, and such values may fluctuate prior to the end of their terms depending on various factors such as supply and demand of our used vehicles, economic cycles and the pricing of new vehicles. We have made in the past and may make in the future certain adjustments to our prices from time to time in the ordinary course of business, which may impact the residual values of our vehicles and reduce the profitability of our vehicle leasing program. The funding and growth of this program also rely on our ability to secure adequate financing and/or business partners. If we are unable to adequately fund our leasing program through internal funds, partners or other financing sources, and compelling alternative financing programs are not available for our customers who may expect or need such options, we may be unable to grow our vehicle deliveries. Furthermore, if our vehicle leasing business grows substantially, our business may suffer if we cannot effectively manage the resulting greater levels of residual risk.

Similarly, we have provided resale value guarantees to vehicle customers and partners for certain financing programs, under which such counterparties may sell their vehicles back to us at certain points in time at pre-determined amounts. However, actual resale values are subject to fluctuations over the term of the financing arrangements, such as from the vehicle pricing changes discussed above. If the actual resale values of any vehicles resold or returned to us pursuant to these programs are materially lower than the pre-determined amounts we have offered, our financial condition and operating results may be harmed.

Finally, our vehicle and solar energy system financing programs and our energy storage sales programs also expose us to customer credit risk. In the event of a widespread economic downturn or other catastrophic event, our customers may be unable or unwilling to satisfy their payment obligations to us on a timely basis or at all. If a significant number of our customers default, we may incur substantial credit losses and/or impairment charges with respect to the underlying assets.

We must manage ongoing obligations under our agreement with the Research Foundation for the State University of New York relating to our Gigafactory New York.

We are party to an operating lease and a research and development agreement through the State University of New York (the "SUNY Foundation"). These agreements provide for the construction and use of our Gigafactory New York, which we have primarily used for the development and production of our Solar Roof and other solar products and components, energy storage components and Supercharger components, and for other lessor-approved functions. Under this agreement, we are obligated to, among other things, meet employment targets as well as specified minimum numbers of personnel in the State of New York and in Buffalo, New York and spend or incur $5.00 billion in combined capital, operational expenses, costs of goods sold and other costs in the State of New York during a period that was initially 10 years beginning April 30, 2018. As of December 31, 2022, we are currently in excess of such targets relating to investments and personnel in the State of New York and Buffalo. While we expect to have and grow significant operations at Gigafactory New York and the surrounding Buffalo area, any failure by us in any year over the course of the term of the agreement to meet all applicable future obligations may result in our obligation to pay a "program payment" of $41 million to the SUNY Foundation for such year, the termination of our lease at Gigafactory New York which may require us to pay additional penalties, and/or the need to adjust certain of our operations, in particular our production ramp of the Solar Roof or other components. Any of the foregoing events may harm our business, financial condition and operating results.

If we are unable to attract, hire and retain key employees and qualified personnel, our ability to compete may be harmed.

The loss of the services of any of our key employees or any significant portion of our workforce could disrupt our operations or delay the development, introduction and ramp of our products and services. In particular, we are highly dependent on the services of Elon Musk, Technoking of Tesla and our Chief Executive Officer. None of our key employees is bound by an employment agreement for any specific term and we may not be able to successfully attract and retain senior leadership necessary to grow our business. Our future success also depends upon our ability to attract, hire and retain a large number of engineering, manufacturing, marketing, sales and delivery, service, installation, technology and support personnel, especially to support our planned high-volume product sales, market and geographical expansion and technological innovations. If we are not successful in managing these risks, our business, financial condition and operating results may be harmed.

Employees may leave Tesla or choose other employers over Tesla due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience, or any negative publicity related to us. In regions where we have or will have operations, particularly significant engineering and manufacturing centers, there is strong competition for individuals with skillsets needed for our business, including specialized knowledge of electric vehicles, engineering and electrical and building construction expertise. Moreover, we may be impacted by perceptions relating to reductions in force that we have conducted in the past in order to optimize our organizational structure and reduce costs and the departure of certain senior personnel for various reasons. We also compete with both mature and prosperous companies that have far greater financial resources than we do and start-ups and emerging companies that promise short-term growth opportunities.

Finally, our compensation philosophy for all of our personnel reflects our startup origins, with an emphasis on equity-based awards and benefits in order to closely align their incentives with the long-term interests of our stockholders. We periodically seek and obtain approval from our stockholders for future increases to the number of awards available under our equity incentive and employee stock purchase plans. If we are unable to obtain the requisite stockholder approvals for such future increases, we may have to expend additional cash to compensate our employees and our ability to retain and hire qualified personnel may be harmed.

We are highly dependent on the services of Elon Musk, Technoking of Tesla and our Chief Executive Officer.

We are highly dependent on the services of Elon Musk, Technoking of Tesla and our Chief Executive Officer. Although Mr. Musk spends significant time with Tesla and is highly active in our management, he does not devote his full time and attention to Tesla. Mr. Musk also currently serves as Chief Executive Officer and Chief Technical Officer of Space Exploration Technologies Corp., a developer and manufacturer of space launch vehicles, Chief Executive Officer of Twitter, Inc., a social media company, and is involved in other emerging technology ventures.

Our information technology systems or data, or those of our service providers or customers or users could be subject to cyber-attacks or other security incidents, which could result in data breaches, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences.

We continue to expand our information technology systems as our operations grow, such as product data management, procurement, inventory management, production planning and execution, sales, service and logistics, dealer management, financial, tax and regulatory compliance systems. This includes the implementation of new internally developed systems and the deployment of such systems in the U.S. and abroad. While, we maintain information technology measures designed to protect us against intellectual property theft, data breaches, sabotage and other external or internal cyber-attacks or misappropriation, our systems and those of our service providers are potentially vulnerable to malware, ransomware, viruses, denial-of-service attacks, phishing attacks, social engineering, computer hacking, unauthorized access, exploitation of bugs, defects and vulnerabilities, breakdowns, damage, interruptions, system malfunctions, power outages, terrorism, acts of vandalism, security breaches, security incidents, inadvertent or intentional actions by employees or other third parties, and other cyber-attacks.

To the extent any security incident results in unauthorized access or damage to or acquisition, use, corruption, loss, destruction, alteration or dissemination of our data, including intellectual property and personal information, or our products or vehicles, or for it to be believed or reported that any of these occurred, it could disrupt our business, harm our reputation, compel us to comply with applicable data breach notification laws, subject us to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require us to verify the correctness of database contents, or otherwise subject us to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to us and result in significant legal and financial exposure and/or reputational harm.

We also rely on service providers, and similar incidents relating to their information technology systems could also have a material adverse effect on our business. There have been and may continue to be significant supply chain attacks. Our service providers, including our workforce management software provider, have been subject to ransomware and other security incidents, and we cannot guarantee that our or our service providers' systems have not been breached or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in a security incident, or other disruption to, our or our service providers' systems. Our ability to monitor our service providers' security measures is limited, and, in any event, malicious third parties may be able to circumvent those security measures.

Further, the implementation, maintenance, segregation and improvement of these systems require significant management time, support and cost, and there are inherent risks associated with developing, improving and expanding our core systems as well as implementing new systems and updating current systems, including disruptions to the related areas of business operation. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell, deliver and service products, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

Moreover, if we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and/or timely report our financial results could be impaired and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information, including intellectual property and personal information, could be compromised or misappropriated and our reputation may be adversely affected. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any unauthorized control or manipulation of our products' systems could result in loss of confidence in us and our products.

Our products contain complex information technology systems. For example, our vehicles and energy storage products are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update their functionality. While we have implemented security measures intended to prevent unauthorized access to our information technology networks, our products and their systems, malicious entities have reportedly attempted, and may attempt in the future, to gain unauthorized access to modify, alter and use such networks, products and systems to gain control of, or to change, our products' functionality, user interface and performance characteristics or to gain access to data stored in or generated by our products. We encourage reporting of potential vulnerabilities in the security of our products through our security vulnerability reporting policy, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that any vulnerabilities will not be exploited before they can be identified, or that our remediation efforts are or will be successful.

Any unauthorized access to or control of our products or their systems or any loss of data could result in legal claims or government investigations. In addition, regardless of their veracity, reports of unauthorized access to our products, their systems or data, as well as other factors that may result in the perception that our products, their systems or data are capable of being hacked, may harm our brand, prospects and operating results. We have been the subject of such reports in the past.

Our business may be adversely affected by any disruptions caused by union activities.

It is not uncommon for employees of certain trades at companies such as ours to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies' operations. Although we work diligently to provide the best possible work environment for our employees, they may still decide to join or seek recognition to form a labor union, or we may be required to become a union signatory. From time to time, labor unions have engaged in campaigns to organize certain of our operations, as part of which such unions have filed unfair labor practice charges against us with the National Labor Relations Board (the "NLRB"), and they may do so in the future. In September 2019, an administrative law judge issued a recommended decision for Tesla on certain issues and against us on certain others. In March 2021, the NLRB adopted a portion of the recommendation and overturned others. Tesla appealed the decision to the United States Circuit Court for the Fifth Circuit, which is currently pending. Any unfavorable ultimate outcome for Tesla may have a negative impact on the perception of Tesla's treatment of our employees. Furthermore, we are directly or indirectly dependent upon companies with unionized work forces, such as suppliers and trucking and freight companies. Any work stoppages or strikes organized by such unions could delay the manufacture and sale of our products and may harm our business and operating results.

We may choose to or be compelled to undertake product recalls or take other similar actions.

As a manufacturing company, we must manage the risk of product recalls with respect to our products. Recalls for our vehicles have resulted from various hardware and software-related safety defect or non-compliance determinations. In addition to recalls initiated by us for various causes, testing of or investigations into our products by government regulators or industry groups may compel us to initiate product recalls or may result in negative public perceptions about the safety of our products, even if we disagree with the defect determination or have data that contradicts it. In the future, we may voluntarily or involuntarily initiate recalls if any of our products are determined by us or a regulator to contain a safety defect or be noncompliant with applicable laws and regulations, such as U.S. Federal Motor Vehicle Safety Standards. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could result in significant expense, supply chain complications and service burdens, and may harm our brand, business, prospects, financial condition and operating results.

Our current and future warranty reserves may be insufficient to cover future warranty claims.

We provide a manufacturer's warranty on all new and used Tesla vehicles we sell. We also provide certain warranties with respect to the energy generation and storage systems we sell, including on their installation and maintenance. For components not manufactured by us, we generally pass through to our customers the applicable manufacturers' warranties, but may retain some warranty responsibilities for some or all of the life of such components. As part of our energy generation and storage system contracts, we may provide the customer with performance guarantees that guarantee that the underlying system will meet or exceed the minimum energy generation or other energy performance requirements specified in the contract. Under these performance guarantees, we generally bear the risk of electricity production or other performance shortfalls, including in some cases shortfalls caused by failures in components from third party manufacturers. These risks are exacerbated in the event such manufacturers cease operations or fail to honor their warranties.

If our warranty reserves are inadequate to cover future warranty claims on our products, our financial condition and operating results may be harmed. Warranty reserves include our management's best estimates of the projected costs to repair or to replace items under warranty, which are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Such estimates are inherently uncertain and changes to our historical or projected experience, especially with respect to products that we have introduced relatively recently and/or that we expect to produce at significantly greater volumes than our past products, may cause material changes to our warranty reserves in the future.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. As a general matter, we do not maintain as much insurance coverage as many other companies do, and in some cases, we do not maintain any at all. Additionally, the policies that we do have may include significant deductibles or self-insured retentions, policy limitations and exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which may harm our financial condition and operating results.

Our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The terms of certain of our debt facilities contain, and any of our other future debt agreements may contain, covenant restrictions that may limit our ability to operate our business, including restrictions on our and/or our subsidiaries' ability to, among other things, incur additional debt or create liens. In addition, under certain circumstances we are required to comply with a fixed charge coverage ratio. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including to obtain additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay it.

Additional funds may not be available to us when we need or want them.

Our business and our future plans for expansion are capital-intensive, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our significant consolidated indebtedness, even if not required to do so by the terms of such indebtedness. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially and adversely affected.

We may be negatively impacted by any early obsolescence of our manufacturing equipment.

We depreciate the cost of our manufacturing equipment over their expected useful lives. However, product cycles or manufacturing technology may change periodically, and we may decide to update our products or manufacturing processes more quickly than expected. Moreover, improvements in engineering and manufacturing expertise and efficiency may result in our ability to manufacture our products using less of our currently installed equipment. Alternatively, as we ramp and mature the production of our products to higher levels, we may discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our results of operations may be harmed.

There is no guarantee that we will have sufficient cash flow from our business to pay our indebtedness or that we will not incur additional indebtedness.

As of December 31, 2022, we and our subsidiaries had outstanding $2.06 billion in aggregate principal amount of indebtedness (see Note 11, *Debt*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K). Our consolidated indebtedness may increase our vulnerability to any generally adverse economic and industry conditions. We and our subsidiaries may, subject to the limitations in the terms of our existing and future indebtedness, incur additional debt, secure existing or future debt or recapitalize our debt.

Our ability to make scheduled payments of the principal and interest on our indebtedness when due, to make payments upon conversion or repurchase demands with respect to our convertible senior notes or to refinance our indebtedness as we may need or desire, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to satisfy our obligations under our existing indebtedness and any future indebtedness we may incur, and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance existing or future indebtedness will depend on the capital markets and our financial condition at such time. In addition, our ability to make payments may be limited by law, by regulatory authority or by agreements governing our future indebtedness. We may not be able to engage in these activities on desirable terms or at all, which may result in a default on our existing or future indebtedness and harm our financial condition and operating results.

We are exposed to fluctuations in currency exchange rates.

We transact business globally in multiple currencies and have foreign currency risks related to our revenue, costs of revenue, operating expenses and localized subsidiary debt denominated in currencies other than the U.S. dollar, currently primarily the Chinese yuan, euro, pound sterling and Norwegian krone. To the extent we have significant revenues denominated in such foreign currencies, any strengthening of the U.S. dollar would tend to reduce our revenues as measured in U.S. dollars, as we have historically experienced, and are currently experiencing. In addition, a portion of our costs and expenses have been, and we anticipate will continue to be, denominated in foreign currencies, including the Chinese yuan and Japanese yen. If we do not have fully offsetting revenues in these currencies and if the value of the U.S. dollar depreciates significantly against these currencies, our costs as measured in U.S. dollars as a percent of our revenues will correspondingly increase and our margins will suffer. Moreover, while we undertake limited hedging activities intended to offset the impact of currency translation exposure, it is impossible to predict or eliminate such impact. As a result, our operating results may be harmed.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and expensive.

Our competitors or other third parties may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses and/or may bring suits alleging infringement or misappropriation of such rights, which could result in substantial costs, negative publicity and management attention, regardless of merit. While we endeavor to obtain and protect the intellectual property rights that we expect will allow us to retain or advance our strategic initiatives, there can be no assurance that we will be able to adequately identify and protect the portions of intellectual property that are strategic to our business, or mitigate the risk of potential suits or other legal demands by our competitors. Accordingly, we may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services and/or to establish and maintain alternative branding for our products and services. In the event that we are required to take one or more such actions, our brand, business, financial condition and operating results may be harmed.

Increased scrutiny and changing expectations from stakeholders with respect to the Company's ESG practices may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their environmental, social and governance (ESG) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. While our mission is to accelerate the world's transition to sustainable energy, if our ESG practices do not meet investor or other industry stakeholder expectations, which continue to evolve, we may incur additional costs and our brand, ability to attract and retain qualified employees and business may be harmed.

Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics.

We may be impacted by natural disasters, wars, health epidemics, weather conditions, the long-term effects of climate change, power outages or other events outside of our control. For example, our Fremont Factory and Gigafactory Nevada are located in seismically active regions in Northern California and Nevada, and our Gigafactory Shanghai is located in a flood-prone area. Moreover, the area in which our Gigafactory Texas is located experienced severe winter storms in the first quarter of 2021 that had a widespread impact on utilities and transportation. If major disasters such as earthquakes, floods or other climate-related events occur, or our information system or communication breaks down or operates improperly, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. In addition, the global COVID-19 pandemic has impacted economic markets, manufacturing operations, supply chains, employment and consumer behavior in nearly every geographic region and industry across the world, and we have been, and may in the future be, adversely affected as a result. Also, the broader consequences in the current conflict between Russia and Ukraine, which may include further embargoes, regional instability and geopolitical shifts; airspace bans relating to certain routes, or strategic decisions to alter certain routes; and potential retaliatory action by the Russian government against companies, and the extent of the conflict on our business and operating results cannot be predicted. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Government Laws and Regulations

Demand for our products and services may be impacted by the status of government and economic incentives supporting the development and adoption of such products.

Government and economic incentives that support the development and adoption of electric vehicles in the U.S. and abroad, including certain tax exemptions, tax credits and rebates, may be reduced, eliminated or exhausted from time to time. For example, previously available incentives favoring electric vehicles in areas including Ontario, Canada, Netherlands, Italy, Hong Kong and California have expired or were cancelled or temporarily unavailable, and in some cases were not eventually replaced or reinstituted, which may have negatively impacted sales. Certain government and economic incentives, similar to the IRA, may also be implemented that provide benefits to manufacturers who assemble domestically, have local suppliers or have other characteristics that may not apply to Tesla. Such developments could negatively impact demand for our vehicles, and we and our customers may have to adjust to them, including through pricing modifications.

In addition, certain governmental rebates, tax credits and other financial incentives that are currently available with respect to our solar and energy storage product businesses allow us to lower our costs and encourage customers to buy our products and investors to invest in our solar financing funds. However, these incentives may expire when the allocated funding is exhausted, reduced or terminated as renewable energy adoption rates increase, sometimes without warning. Likewise, in jurisdictions where net metering is currently available, our customers receive bill credits from utilities for energy that their solar energy systems generate and export to the grid in excess of the electric load they use. The benefit available under net metering has been or has been proposed to be reduced, altered or eliminated in several jurisdictions, and has also been contested and may continue to be contested before the Federal Energy Regulatory Commission. Any reductions or terminations of such incentives may harm our business, prospects, financial condition and operating results by making our products less competitive for customers, increasing our cost of capital and adversely impacting our ability to attract investment partners and to form new financing funds for our solar and energy storage assets.

Finally, we and our fund investors claim these U.S. federal tax credits and certain state incentives in amounts based on independently appraised fair market values of our solar and energy storage systems. Some governmental authorities have audited such values and in certain cases have determined that these values should be lower, and they may do so again in the future. Such determinations may result in adverse tax consequences and/or our obligation to make indemnification or other payments to our funds or fund investors.

We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations or products.

As we grow our manufacturing operations in additional regions, we are or will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the U.S., China, Germany and other locations abroad, including laws relating to the use, handling, storage, recycling, disposal and/or human exposure to hazardous materials, product material inputs and post-consumer products and with respect to constructing, expanding and maintaining our facilities. New, or changes in, environmental and climate change laws, regulations or rules could also lead to increased costs of compliance, including remediations of any discovered issues, and changes to our operations, which may be significant, and any failures to comply could result in significant expenses, delays or fines. In addition, as we have increased our employee headcount and operations, we are and may continue to be subject to increased scrutiny, including litigation and government investigations relating to allegations such as discrimination and workplace misconduct, that we will need to defend against. If we are unable to successfully defend ourselves in such litigation or government investigations, it may harm our brand, ability to attract and retain qualified employees, business and financial condition. We are also subject to laws and regulations applicable to the supply, manufacture, import, sale, service and performance of our products both domestically and abroad. For example, in countries outside of the U.S., we are required to meet standards relating to vehicle safety, fuel economy and emissions that are often materially different from equivalent requirements in the U.S., thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance in all countries. This process may include official review and certification of our vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements.

In particular, we offer in our vehicles in certain markets Autopilot and FSD Capability features that today assist drivers with certain tedious and potentially dangerous aspects of road travel, but which currently require drivers to remain fully engaged in the driving operation. We are continuing to develop our Autopilot and FSD Capability technology. There are a variety of international, federal and state regulations that may apply to, and may adversely affect, the design and performance, sale, registration and operation of Autopilot and FSD Capability, and future capability, including full self-driving vehicles that may not be operated by a human driver. This includes many existing vehicle standards that were not originally intended to apply to vehicles that may not be operated by a human driver. Such regulations continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or may delay, restrict or prohibit the availability of certain functionalities and vehicle designs, which could adversely affect our business.

Finally, as a manufacturer, installer and service provider with respect to solar generation and energy storage systems, a supplier of electricity generated and stored by certain of the solar energy and energy storage systems we install for customers, and a provider of grid services through virtual power plant models, we are impacted by federal, state and local regulations and policies concerning the import or export of components, electricity pricing, the interconnection of electricity generation and storage equipment with the electrical grid and the sale of electricity generated by third party-owned systems. If regulations and policies are introduced that adversely impact the import or export of components, or the interconnection, maintenance or use of our solar and energy storage systems, they could deter potential customers from purchasing our solar and energy storage products and services, threaten the economics of our existing contracts and cause us to cease solar and energy storage system sales and services in the relevant jurisdictions, which may harm our business, financial condition and operating results.

Any failure by us to comply with a variety of U.S. and international privacy and consumer protection laws may harm us.

Any failure by us or our vendor or other business partners to comply with our public privacy notice or with federal, state or international privacy, data protection or security laws or regulations relating to the processing, collection, use, retention, security and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements and other significant costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and even an unsuccessful challenge by customers or regulatory authorities of our activities could result in adverse publicity and could require a costly response from and defense by us. In addition, certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation, application and impact, and may require extensive system and operational changes, be difficult to implement, increase our operating costs, adversely impact the cost or attractiveness of the products or services we offer, or result in adverse publicity and harm our reputation. For example, the General Data Protection Regulation applies to the processing of personal information collected from individuals located in the European Union, and has created new compliance obligations and significantly increased fines for noncompliance. Similarly, the California Consumer Privacy Act imposes certain legal obligations on our use and processing of personal information related to California residents. Finally, new privacy and cybersecurity laws have come into effect in China. In addition to the risks related to general privacy regulation, we may also be subject to specific vehicle manufacturer obligations relating to cybersecurity, data privacy and data localization requirements which place additional risks to our international operations. Risks and penalties could include ongoing audit requirements, data protection authority investigations, legal proceedings by international governmental entities or others resulting in mandated disclosure of sensitive data or other commercially unfavorable terms. Notwithstanding our efforts to protect the security and integrity of our customers' personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers' personal information. A major breach of our network security and systems may result in fines, penalties and damages and harm our brand, prospects and operating results.

We could be subject to liability, penalties and other restrictive sanctions and adverse consequences arising out of certain governmental investigations and proceedings.

We are cooperating with certain government investigations as discussed in Note 15, *Commitments and Contingencies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. To our knowledge, no government agency in any such ongoing investigation has concluded that any wrongdoing occurred. However, we cannot predict the outcome or impact of any such ongoing matters, and there exists the possibility that we could be subject to liability, penalties and other restrictive sanctions and adverse consequences if the SEC, the U.S. Department of Justice or any other government agency were to pursue legal action in the future. Moreover, we expect to incur costs in responding to related requests for information and subpoenas, and if instituted, in defending against any governmental proceedings.

For example, on October 16, 2018, the U.S. District Court for the Southern District of New York entered a final judgment approving the terms of a settlement filed with the Court on September 29, 2018, in connection with the actions taken by the SEC relating to Mr. Musk's statement on August 7, 2018 that he was considering taking Tesla private. Pursuant to the settlement, we, among other things, paid a civil penalty of $20 million, appointed an independent director as the chair of our board of directors, appointed two additional independent directors to our board of directors and made further enhancements to our disclosure controls and other corporate governance-related matters. On April 26, 2019, this settlement was amended to clarify certain of the previously-agreed disclosure procedures, which was subsequently approved by the Court. All other terms of the prior settlement were reaffirmed without modification. Although we intend to continue to comply with the terms and requirements of the settlement, if there is a lack of compliance or an alleged lack of compliance, additional enforcement actions or other legal proceedings may be instituted against us.

We may face regulatory challenges to or limitations on our ability to sell vehicles directly.

While we intend to continue to leverage our most effective sales strategies, including sales through our website, we may not be able to sell our vehicles through our own stores in certain states in the U.S. with laws that may be interpreted to impose limitations on this direct-to-consumer sales model. It has also been asserted that the laws in some states limit our ability to obtain dealer licenses from state motor vehicle regulators, and such assertions persist. In certain locations, decisions by regulators permitting us to sell vehicles have been, and may be, challenged by dealer associations and others as to whether such decisions comply with applicable state motor vehicle industry laws. We have prevailed in many of these lawsuits and such results have reinforced our continuing belief that state franchise laws were not intended to apply to a manufacturer that does not have franchise dealers anywhere in the world. In some states, there have also been regulatory and legislative efforts by dealer associations to propose laws that, if enacted, would prevent us from obtaining dealer licenses in their states given our current sales model. A few states have passed legislation that clarifies our ability to operate, but at the same time limits the number of dealer licenses we can obtain or stores that we can operate. The application of state laws applicable to our operations continues to be difficult to predict.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our ability to sell vehicles directly to consumers may harm our financial condition and operating results.

Risks Related to the Ownership of Our Common Stock

The trading price of our common stock is likely to continue to be volatile.

The trading price of our common stock has been highly volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our common stock has experienced over the last 52 weeks an intra-day trading high of $384.29 per share and a low of $101.81 per share, as adjusted to give effect to the three-for-one stock split in the form of a stock dividend in August 2022 (the "2022 Stock Split"). The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of our common stock has been historically and may in the future be traded by short sellers which may put pressure on the supply and demand for our common stock, further influencing volatility in its market price. Public perception of our company or management and other factors outside of our control may additionally impact the stock price of companies like us that garner a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market or the market price of our shares, securities class action litigation has been filed against us. While we defend such actions vigorously, any judgment against us or any future stockholder litigation could result in substantial costs and a diversion of our management's attention and resources.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs and other factors.

We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and increase production capacity by expanding our current manufacturing facilities and adding future facilities, may not be consistent or linear between periods. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on short-term quarterly financial results. If any of this occurs, the trading price of our stock could fall substantially, either suddenly or over time.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We may provide from time to time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. Our guidance is based on certain assumptions such as those relating to anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs and planned cost reductions. If our guidance varies from actual results, such as due to our assumptions not being met or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of our common stock could decline significantly.

If Elon Musk were forced to sell shares of our common stock, either that he has pledged to secure certain personal loan obligations, or in satisfaction of other obligations, such sales could cause our stock price to decline.

Certain banking institutions have made extensions of credit to Elon Musk, our Chief Executive Officer, a portion of which was used to purchase shares of common stock in certain of our public offerings and private placements at the same prices offered to third-party participants in such offerings and placements. We are not a party to these loans, which are partially secured by pledges of a portion of the Tesla common stock currently owned by Mr. Musk. If the price of our common stock were to decline substantially, Mr. Musk may be forced by one or more of the banking institutions to sell shares of Tesla common stock to satisfy his loan obligations if he could not do so through other means. Any such sales could cause the price of our common stock to decline further. Further, Mr. Musk from time to time may commit to investing in significant business or other ventures, and as a result, be required to sell shares of our common stock in satisfaction of such commitments.

Anti-takeover provisions contained in our governing documents, applicable laws and our convertible senior notes could impair a takeover attempt.

Our certificate of incorporation and bylaws afford certain rights and powers to our board of directors that may facilitate the delay or prevention of an acquisition that it deems undesirable. We are also subject to Section 203 of the Delaware General Corporation Law and other provisions of Delaware law that limit the ability of stockholders in certain situations to effect certain business combinations. In addition, the terms of our convertible senior notes may require us to repurchase such notes in the event of a fundamental change, including a takeover of our company. Any of the foregoing provisions and terms that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

We are headquartered in Austin, Texas. Our principal facilities include a large number of properties in North America, Europe and Asia utilized for manufacturing and assembly, warehousing, engineering, retail and service locations, Supercharger sites and administrative and sales offices. Our facilities are used to support both of our reporting segments, and are suitable and adequate for the conduct of our business. We primarily lease such facilities with the exception of some manufacturing facilities. The following table sets forth the location of our primary owned and leased manufacturing facilities.

Primary Manufacturing Facilities	Location	Owned or Leased
Gigafactory Texas	Austin, Texas	Owned
Fremont Factory	Fremont, California	Owned
Gigafactory Nevada	Sparks, Nevada	Owned
Gigafactory Berlin-Brandenburg	Grunheide, Germany	Owned
Gigafactory Shanghai	Shanghai, China	*
Gigafactory New York	Buffalo, New York	Leased
Megafactory	Lathrop, California	Leased

*   We own the building and the land use rights with an initial term of 50 years. The land use rights are treated as operating lease right-of-use assets.

ITEM 3.   LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, please see Note 15, *Commitments and Contingencies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In addition, each of the matters below is being disclosed pursuant to Item 103 of Regulation S-K because it relates to environmental regulations and aggregate civil penalties that we currently believe could potentially exceed $1 million. We believe that any proceeding that is material to our business or financial condition is likely to have potential penalties far in excess of such amount.

The German Umweltbundesamt issued our subsidiary in Germany a notice and fine in the amount of 12 million euro alleging its non-compliance under applicable laws relating to market participation notifications and take-back obligations with respect to end-of-life battery products required thereunder. In response to Tesla's objection, the German Umweltbundesamt issued Tesla a revised fine notice dated April 29, 2021 in which it reduced the original fine amount to 1.45 million euro. This is primarily relating to administrative requirements, but Tesla has continued to take back battery packs, and filed a new objection in June 2021. A hearing took place on November 24, 2022, and the parties reached a settlement which resulted in a further reduction of the fine to 600,000 euro. Both parties have waived their right to appeal.

District attorneys in certain California counties are conducting an investigation into Tesla's waste segregation practices pursuant to Cal. Health & Saf. Code section 25100 et seq. and Cal. Civil Code § 1798.80. Tesla has implemented various remedial measures, including conducting training and audits, and enhancements to its site waste management programs. While the outcome of this matter cannot be determined at this time, it is not currently expected to have a material adverse impact on our business.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has traded on The NASDAQ Global Select Market under the symbol "TSLA" since it began trading on June 29, 2010. Our initial public offering was priced at approximately $1.13 per share on June 28, 2010 as adjusted to give effect to the 2022 Stock Split and the five-for-one stock split effected in the form of a stock dividend in August 2020 (the "2020 Stock Split").

Holders

As of January 25, 2023, there were 8,686 holders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any filing of Tesla, Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph shows a comparison, from January 1, 2018 through December 31, 2022, of the cumulative total return on our common stock, The NASDAQ Composite Index and a group of all public companies sharing the same SIC code as us, which is SIC code 3711, "Motor Vehicles and Passenger Car Bodies" (Motor Vehicles and Passenger Car Bodies Public Company Group). Such returns are based on historical results and are not intended to suggest future performance. Data for The NASDAQ Composite Index and the Motor Vehicles and Passenger Car Bodies Public Company Group assumes an investment of $100 on January 1, 2018 and reinvestment of dividends. We have never declared or paid cash dividends on our common stock nor do we anticipate paying any such cash dividends in the foreseeable future.



Unregistered Sales of Equity Securities and Use of Proceeds

None

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. For further discussion of our products and services, technology and competitive strengths, refer to Item 1- Business. For discussion related to changes in financial condition and the results of operations for fiscal year 2021-related items, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for fiscal year 2021, which was filed with the Securities and Exchange Commission on February 7, 2022.

Overview and 2022 Highlights

Our mission is to accelerate the world's transition to sustainable energy. We design, develop, manufacture, lease and sell high-performance fully electric vehicles, solar energy generation systems and energy storage products. We also offer maintenance, installation, operation, financial and other services related to our products. Additionally, we are increasingly focused on products and services based on artificial intelligence, robotics and automation.

In 2022, we produced 1,369,611 consumer vehicles and delivered 1,313,851 consumer vehicles, despite ongoing supply chain and logistics challenges and factory shutdowns. We are currently focused on increasing vehicle production, capacity and delivery capabilities, improving and developing battery technologies, improving our FSD capabilities, increasing the affordability and efficiency of our vehicles, bringing new products to market and expanding our global infrastructure.

In 2022, we deployed 6.5 GWh of energy storage products and 348 megawatts of solar energy systems. We are currently focused on ramping production of energy storage products, improving our Solar Roof installation capability and efficiency, and increasing market share of retrofit and new build solar energy systems.

In 2022, we recognized total revenues of $81.46 billion, respectively, representing an increase of $27.64 billion, compared to the prior year. We continue to ramp production, build new manufacturing capacity and expand our operations to enable increased deliveries and deployments of our products and further revenue growth.

In 2022, our net income attributable to common stockholders was $12.56 billion, representing a favorable change of $7.04 billion, compared to the prior year. We continue to focus on improving our profitability through production and operational efficiencies.

We ended 2022 with $22.19 billion in cash and cash equivalents and investments, representing an increase of $4.48 billion from the end of 2021. Our cash flows provided by operating activities during 2022 and 2021 were $14.72 billion and $11.50 billion, respectively, representing an increase of $3.23 billion. Capital expenditures amounted to $7.16 billion during 2022, compared to $6.48 billion during 2021. Sustained growth has allowed our business to generally fund itself, and we will continue investing in a number of capital-intensive projects in upcoming periods.

Management Opportunities, Challenges and Uncertainties and 2023 Outlook

Automotive—Production

The following is a summary of the status of production of each of our announced vehicle models in production and under development, as of the date of this Annual Report on Form 10-K:

Production Location	Vehicle Model(s)	Production Status
Fremont Factory	Model S / Model X	Active
	Model 3 / Model Y	Active
Gigafactory Shanghai	Model 3 / Model Y	Active
Gigafactory Berlin-Brandenburg	Model Y	Active
Gigafactory Texas	Model Y	Active
	Cybertruck	Tooling
Gigafactory Nevada	Tesla Semi	Pilot production
TBD	Tesla Roadster	In development
TBD	Robotaxi & Others	In development

We are focused on growing our manufacturing capacity, which includes ramping all of our production vehicles to their installed production capacities as well as increasing production rate, efficiency and capacity at our current factories. The next phase of production growth will depend on the ramp at Gigafactory Berlin-Brandenburg and Gigafactory Texas, as well as our ability to add to our available sources of battery cell supply by manufacturing our own cells that we are developing to have high-volume output, lower capital and production costs and longer range. Our goals are to improve vehicle performance, decrease production costs and increase affordability.

However, these plans are subject to uncertainties inherent in establishing and ramping manufacturing operations, which may be exacerbated by the new product and manufacturing technologies we are introducing, the number of concurrent international projects, any industry-wide component constraints, labor shortages and any future impact from events outside of our control such as the COVID-19 pandemic. Moreover, we have set ambitious technological targets with our plans for battery cells as well as for iterative manufacturing and design improvements for our vehicles with each new factory.

Automotive—Demand and Sales

Our cost reduction efforts, cost innovation strategies, and additional localized procurement and manufacturing are key to our vehicles' affordability, and for example, have allowed us to competitively price our vehicles in China. We will also continue to generate demand and brand awareness by improving our vehicles' performance and functionality, including through products based on artificial intelligence such as Autopilot and FSD, and other software features, and delivering new vehicles, such as the Tesla Semi in December 2022. Moreover, we expect to continue to benefit from ongoing electrification of the automotive sector and increasing environmental awareness.

However, we operate in a cyclical industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices, increases in interest rates and any future global impact from the COVID-19 pandemic. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions which impacted production leading to a general increase in vehicle pricing. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the affordability of vehicle lease and finance arrangements. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends have had, and will likely continue to have, an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Automotive—Deliveries and Customer Infrastructure

As our production increases, we must work constantly to similarly increase vehicle delivery capability so that it does not become a bottleneck on our total deliveries. Beginning the second half of 2022, due to continuing challenges caused by vehicle transportation capacity during peak delivery periods, we began transitioning to a more even regional mix of vehicle builds each week, which led to an increase in cars in transit at the end of the year. Increasing the exports of vehicles manufactured at Gigafactory Shanghai has also been effective in mitigating the strain on our deliveries in markets outside of the United States, and we expect to benefit further from situating additional factories closer to local markets, including the production launch at Gigafactory Berlin-Brandenburg and Gigafactory Austin. As we expand our manufacturing operations globally, we will also have to continue to increase and staff our delivery, servicing and charging infrastructure accordingly, maintain our vehicle reliability and optimize our Supercharger locations to ensure cost effectiveness and customer satisfaction. In particular, we remain focused on increasing the capability and efficiency of our servicing operations.

Energy Generation and Storage Demand, Production and Deployment

The long-term success of this business is dependent upon increasing margins through greater volumes. We continue to increase the production of our energy storage products to meet high levels of demand. For Megapack, energy storage deployments can vary meaningfully quarter to quarter depending on the timing of specific project milestones. For Powerwall, better availability and growing grid stability concerns drive higher customer interest. We remain committed to growing our retrofit solar energy business by offering a low-cost and simplified online ordering experience. In addition, we continue to seek to improve our installation capabilities and price efficiencies for Solar Roof. As these product lines grow, we will have to maintain adequate battery cell supply for our energy storage products and hire additional personnel, particularly skilled electricians, to support the ramp of Solar Roof.

Cash Flow and Capital Expenditure Trends

Our capital expenditures are typically difficult to project beyond the short-term given the number and breadth of our core projects at any given time, and may further be impacted by uncertainties in future global market conditions. We are simultaneously ramping new products, ramping manufacturing facilities on three continents and piloting the development and manufacture of new battery cell technologies, and the pace of our capital spend may vary depending on overall priority among projects, the pace at which we meet milestones, production adjustments to and among our various products, increased capital efficiencies and the addition of new projects. Owing and subject to the foregoing as well as the pipeline of announced projects under development, all other continuing infrastructure growth and varying levels of inflation, we currently expect our capital expenditures to be between $6.00 to $8.00 billion in 2023 and between $7.00 to $9.00 billion in each of the following two fiscal years.

Our business has recently been consistently generating cash flow from operations in excess of our level of capital spend, and with better working capital management resulting in shorter days sales outstanding than days payable outstanding, our sales growth is also facilitating positive cash generation. We have and will continue to utilize such cash flows, among other things, to do more vertical integration, expand our product roadmap and provide financing options to our customers. On the other hand, we are likely to see heightened levels of capital expenditures during certain periods depending on the specific pace of our capital-intensive projects and rising material prices and increasing supply chain and labor expenses resulting from changes in global trade conditions and labor availability associated with the COVID-19 pandemic. Overall, we expect our ability to be self-funding to continue as long as macroeconomic factors support current trends in our sales.

Operating Expense Trends

As long as we see expanding sales, and excluding the potential impact of macroeconomic conditions including increased labor costs and impairment charges on certain assets as explained below, we generally expect operating expenses relative to revenues to decrease as we continue to increase operational efficiency and process automation. We expect operating expenses to continue to grow in 2023 as we are expanding our operations globally.

In the first quarter of 2021, we invested an aggregate $1.50 billion in bitcoin. As with any investment and consistent with how we manage fiat-based cash and cash-equivalent accounts, we may increase or decrease our holdings of digital assets at any time based on the needs of the business and our view of market and environmental conditions. Digital assets are considered indefinite-lived intangible assets under applicable accounting rules. Accordingly, any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale. For any digital assets held now or in the future, these charges may negatively impact our profitability in the periods in which such impairments occur even if the overall market values of these assets increase. For example, in the year ended December 31, 2022, we recorded $204 million of impairment losses resulting from changes to the carrying value of our bitcoin and gains of $64 million on certain conversions of bitcoin into fiat currency by us.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

The estimates used for, but not limited to, determining significant economic incentive for resale value guarantee arrangements, sales return reserves, the collectability of accounts and financing receivables, inventory valuation, warranties, fair value of long-lived assets, goodwill, fair value of financial instruments, fair value and residual value of operating lease vehicles and solar energy systems subject to leases could be impacted. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this Annual Report on Form 10-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Revenue Recognition

<u>Automotive Sales</u>

Automotive sales revenue includes revenues related to cash and financing deliveries of new vehicles, and specific other features and services that meet the definition of a performance obligation under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"), including access to our FSD features, internet connectivity, Supercharger network and over-the-air software updates. We recognize revenue on automotive sales upon delivery to the customer, which is when the control of a vehicle transfers. Payments are typically received at the point control transfers or in accordance with payment terms customary to the business, except sales we finance for which payments are collected over the contractual loan term. We also recognize a sales return reserve based on historical experience plus consideration for expected future market values, when we offer resale value guarantees or similar buyback terms. Other features and services such as access to our internet connectivity, legacy programs offering unlimited free Supercharging and over-the-air software updates are provisioned upon control transfer of a vehicle and recognized over time on a straight-line basis as we have a stand-ready obligation to deliver such services to the customer. Other limited free Supercharging incentives are recognized based on actual usage or expiration, whichever is earlier. We recognize revenue related to these other features and services over the performance period, which is generally the expected ownership life of the vehicle. Revenue related to FSD is recognized when functionality is delivered to the customer and the portion related to software updates is recognized over time. For our obligations related to automotive sales, we estimate standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

Any fees that are paid or payable by us to a customer's lender when we arrange the financing are recognized as an offset against automotive sales revenue. Costs to obtain a contract mainly relate to commissions paid to our sales personnel for the sale of vehicles. As our contract costs related to automotive sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred. Amounts billed to customers related to shipping and handling are classified as automotive sales revenue, and we have elected to recognize the cost for freight and shipping when control over vehicles, parts or accessories have transferred to the customer as an expense in cost of automotive sales revenue. Our policy is to exclude taxes collected from a customer from the transaction price of automotive contracts.

We offer resale value guarantees or similar buy-back terms to certain international customers who purchase vehicles and who finance their vehicles through one of our specified commercial banking partners. Under these programs, we receive full payment for the vehicle sales price at the time of delivery and our counterparty has the option of selling their vehicle back to us during the guarantee period, which currently is generally at the end of the term of the applicable loan or financing program, for a pre-determined resale value. We account for such automotive sales as a sale with a right of return when we do not believe the customer has a significant economic incentive to exercise the resale value guarantee provided to them at contract inception. The process to determine whether there is a significant economic incentive includes a comparison of a vehicle's estimated market value at the time the option is exercisable with the guaranteed resale value to determine the customer's economic incentive to exercise. On a quarterly basis, we assess the estimated market values of vehicles sold with resale value guarantees to determine whether there have been changes to the likelihood of future product returns. As we accumulate more data related to the resale values of our vehicles or as market conditions change, there may be material changes to their estimated values.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost for vehicles and energy products, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts. If our inventory on-hand is in excess of our future demand forecast, the excess amounts are written-off.

We also review our inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires us to determine the estimated selling price of our vehicles less the estimated cost to convert the inventory on-hand into a finished product. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Should our estimates of future selling prices or production costs change, additional and potentially material write-downs may be required. A small change in our estimates may result in a material charge to our reported financial results.

Warranties

We provide a manufacturer's warranty on all new and used vehicles and a warranty on the installation and components of the energy generation and storage systems we sell for periods typically between 10 to 25 years. We accrue a warranty reserve for the products sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls if identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. The warranty reserve does not include projected warranty costs associated with our vehicles subject to operating lease accounting and our solar energy systems under lease contracts or PPAs, as the costs to repair these warranty claims are expensed as incurred. The portion of the warranty reserve expected to be incurred within the next 12 months is included within Accrued liabilities and other, while the remaining balance is included within Other long-term liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of Cost of revenues in the consolidated statements of operations. Due to the magnitude of our automotive business, accrued warranty balance is primarily related to our automotive segment.

Stock-Based Compensation

We use the fair value method of accounting for our stock options and restricted stock units ("RSUs") granted to employees and for our employee stock purchase plan (the "ESPP") to measure the cost of employee services received in exchange for the stock-based awards. The fair value of stock option awards with only service and/or performance conditions is estimated on the grant or offering date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The fair value of RSUs is measured on the grant date based on the closing fair market value of our common stock. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally four years for stock options and RSUs and six months for the ESPP. Stock-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period.

For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable.

As we accumulate additional employee stock-based awards data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our stock-based awards and the stock-based compensation expense that we will recognize in future periods. Stock-based compensation expense is recorded in Cost of revenues, Research and development expense and Selling, general and administrative expense in the consolidated statements of operations.

Income Taxes

We are subject to taxes in the U.S. and in many foreign jurisdictions. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income that are based on assumptions that are consistent with our future plans. Tax laws, regulations and administrative practices may be subject to change due to economic or political conditions including fundamental changes to the tax laws applicable to corporate multinationals. The U.S., many countries in the European Union and a number of other countries are actively considering changes in this regard. As of December 31, 2022, we had recorded a full valuation allowance on our net U.S. deferred tax assets because we expect that it is more likely than not that our U.S. deferred tax assets will not be realized. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Furthermore, significant judgment is required in evaluating our tax positions. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. As a result, we recognize the effect of this uncertainty on our tax attributes or taxes payable based on our estimates of the eventual outcome. These effects are recognized when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that some of those positions may not be fully sustained upon review by tax authorities. We are required to file income tax returns in the U.S. and various foreign jurisdictions, which requires us to interpret the applicable tax laws and regulations in effect in such jurisdictions. Such returns are subject to audit by the various federal, state and foreign taxing authorities, who may disagree with respect to our tax positions. We believe that our consideration is adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. We review and update our estimates in light of changing facts and circumstances, such as the closing of a tax audit, the lapse of a statute of limitations or a change in estimate. To the extent that the final tax outcome of these matters differs from our expectations, such differences may impact income tax expense in the period in which such determination is made. The eventual impact on our income tax expense depends in part if we still have a valuation allowance recorded against our deferred tax assets in the period that such determination is made.

Results of Operations

Revenues

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	**2021**	**2020**	**$**	**%**	**$**	**%**
Automotive sales	$ 67,210	$ 44,125	$ 24,604	$ 23,085	52%	$ 19,521	79%
Automotive regulatory credits	1,776	1,465	1,580	311	21%	(115)	(7)%
Automotive leasing	2,476	1,642	1,052	834	51%	590	56%
Total automotive revenues	71,462	47,232	27,236	24,230	51%	19,996	73%
Services and other	6,091	3,802	2,306	2,289	60%	1,496	65%
Total automotive & services and other segment revenue	77,553	51,034	29,542	26,519	52%	21,492	73%
Energy generation and storage segment revenue	3,909	2,789	1,994	1,120	40%	795	40%
Total revenues	$ 81,462	$ 53,823	$ 31,536	$ 27,639	51%	$ 22,287	71%

Automotive & Services and Other Segment

Automotive sales revenue includes revenues related to cash and financing deliveries of new Model S, Model X, Semi, Model 3, and Model Y vehicles, including access to our FSD features, internet connectivity, free Supercharging programs and over-the-air software updates. These deliveries are vehicles that are not subject to lease accounting.

Automotive regulatory credits includes sales of regulatory credits to other automotive manufacturers. Our revenue from automotive regulatory credits is directly related to our new vehicle production, sales and pricing negotiated with our customers. We monetize them proactively as new vehicles are sold based on standing arrangements with buyers of such credits, typically as close as possible to the production and delivery of the vehicle or changes in regulation impacting the credits.

Automotive leasing revenue includes the amortization of revenue for vehicles under direct operating lease agreements. Additionally, automotive leasing revenue includes direct sales-type leasing programs where we recognize all revenue associated with the sales-type lease upon delivery to the customer.

Services and other revenue consists of non-warranty after-sales vehicle services and parts, paid Supercharging, sales of used vehicles, retail merchandise and vehicle insurance revenue.

2022 compared to 2021

Automotive sales revenue increased $23.09 billion, or 52%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase of 347,024 Model 3 and Model Y deliveries, and an increase of 38,183 Model S and Model X deliveries year over year. This was achieved from production ramping of Model Y at Gigafactory Shanghai and the Fremont Factory as well as the start of production at Gigafactory Berlin-Brandenburg and Gigafactory Texas in 2022, at a higher combined average selling price from a higher proportion of Model Y sales despite a negative impact from the United States dollar strengthening against other foreign currencies in 2022 compared to the prior period. There was also an increase in production of Model S and Model X and an increase in the combined average selling price of Model S and Model X with a higher proportion of Model X sales, compared to the prior period as deliveries of the new versions of Model S and Model X began ramping in the second and fourth quarters of 2021, respectively. Further, during the fourth quarter of 2022, we recognized $324 million in revenue related to the general FSD feature release in North America.

Automotive regulatory credits revenue increased $311 million, or 21%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to changes in regulation which entitled us to additional consideration of $288 million in revenue in the first quarter of 2022 for credits sold previously, in the absence of which we had only an immaterial increase in automotive regulatory credits revenue.

Automotive leasing revenue increased $834 million, or 51%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. The change is primarily due to an increase in activities under our direct operating lease program as well as an increase in direct sales-type leasing revenue.

Services and other revenue increased $2.29 billion, or 60%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. The change is primarily due to increase in used vehicle revenue driven by increases in volume and average selling prices of used Tesla and non-Tesla vehicles, non-warranty maintenance services revenue as our fleet continues to grow, paid Supercharging revenue, insurance services revenue and retail merchandise revenue.

Energy Generation and Storage Segment

Energy generation and storage revenue includes sales and leasing of solar energy generation and energy storage products, financing of solar energy generation products, services related to such products and sales of solar energy systems incentives.

2022 compared to 2021

Energy generation and storage revenue increased $1.12 billion, or 40%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in energy storage deployments of Megapack, Powerwall and higher average selling price of Megapack, as well as on solar cash and loan deployments driven by price increases in 2022.

Cost of Revenues and Gross Margin

(Dollars in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	2022 vs. 2021 Change $	2022 vs. 2021 Change %	2021 vs. 2020 Change $	2021 vs. 2020 Change %
Cost of revenues							
Automotive sales	$ 49,599	$ 32,415	$19,696	$ 17,184	53%	$ 12,719	65%
Automotive leasing	1,509	978	563	531	54%	415	74%
Total automotive cost of revenues	51,108	33,393	20,259	17,715	53%	13,134	65%
Services and other	5,880	3,906	2,671	1,974	51%	1,235	46%
Total automotive & services and other segment cost of revenues	56,988	37,299	22,930	19,689	53%	14,369	63%
Energy generation and storage segment	3,621	2,918	1,976	703	24%	942	48%
Total cost of revenues	$ 60,609	$ 40,217	$24,906	$ 20,392	51%	$ 15,311	61%
Gross profit total automotive	$ 20,354	$ 13,839	$ 6,977				
Gross margin total automotive	28.5%	29.3%	25.6%				
Gross profit total automotive & services and other segment	$ 20,565	$ 13,735	$ 6,612				
Gross margin total automotive & services and other segment	26.5%	26.9%	22.4%				
Gross profit energy generation and storage segment	$ 288	$ (129)	$ 18				
Gross margin energy generation and storage segment	7.4%	(4.6)%	0.9%				
Total gross profit	$ 20,853	$ 13,606	$ 6,630				
Total gross margin	25.6%	25.3%	21.0%				

Automotive & Services and Other Segment

Cost of automotive sales revenue includes direct and indirect materials, labor costs, manufacturing overhead, including depreciation costs of tooling and machinery, shipping and logistic costs, vehicle connectivity costs, allocations of electricity and infrastructure costs related to our free Supercharging programs and reserves for estimated warranty expenses. Cost of automotive sales revenues also includes adjustments to warranty expense and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand.

Cost of automotive leasing revenue includes the depreciation of operating lease vehicles, cost of goods sold associated with direct sales-type leases and warranty expense related to leased vehicles. Cost of automotive leasing revenue also includes vehicle connectivity costs and allocations of electricity and infrastructure costs related to our Supercharger network for vehicles under our leasing programs.

Cost of services and other revenue includes costs associated with providing non-warranty after-sales services and parts, costs of paid Supercharging, cost of used vehicles including refurbishment costs, costs for retail merchandise, and costs to provide vehicle insurance.

<u>2022 compared to 2021</u>

Cost of automotive sales revenue increased $17.18 billion, or 53%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, in line with the growth in revenue year over year, as discussed above. The average combined cost per unit of Model 3 and Model Y increased year over year due to rising raw material, logistics and warranty costs. There were also idle capacity charges of $306 million primarily related to the temporary suspension of production at Gigafactory Shanghai as well as the ramping up of production in Gigafactory Texas and our proprietary battery cells manufacturing during the year ended December 31, 2022. We had also incurred costs related to the ramp up of production in Gigafactory Berlin-Brandenburg during the year ended December 31, 2022. These increases were partially offset by a decrease in combined average Model S and Model X costs per unit driven by lower average cost for the new versions from ramping up production. Further, these increases in costs of revenue were positively impacted by the United States dollar strengthening against other foreign currencies in 2022 compared to the prior period.

Cost of automotive leasing revenue increased $531 million, or 54%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in cumulative vehicles under our direct operating lease program and an increase in direct sales-type leasing cost of revenues from more activities in the current year.

Cost of services and other revenue increased $1.97 billion, or 51%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. The change is primarily due to an increase in used vehicle cost of revenue driven by increases in volume and costs of used Tesla and non-Tesla vehicle sales, an increase in non-warranty maintenance service revenue, and an increase in costs of paid Supercharging, insurance services and retail merchandise.

Gross margin for total automotive decreased from 29.3% to 28.5% in the year ended December 31, 2022 as compared to the year ended December 31, 2021. This was driven by the changes in automotive sales revenue and cost of automotive sales revenue, partially offset by an increase in regulatory credits revenue, as discussed earlier.

Gross margin for total automotive & services and other segment decreased from 26.9% to 26.5% in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the automotive gross margin decrease discussed above, partially offset by an improvement in our services and other gross margin. Additionally, services and other was a higher percentage of the segment gross margin during the year ended 2022 as compared to the prior year.

Energy Generation and Storage Segment

Cost of energy generation and storage revenue includes direct and indirect material and labor costs, warehouse rent, freight, warranty expense, other overhead costs and amortization of certain acquired intangible assets. Cost of energy generation and storage revenue also includes charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. In agreements for solar energy system and PPAs where we are the lessor, the cost of revenue is primarily comprised of depreciation of the cost of leased solar energy systems, maintenance costs associated with those systems and amortization of any initial direct costs.

<u>2022 compared to 2021</u>

Cost of energy generation and storage revenue increased $703 million, or 24%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to increases in energy storage deployments of Megapack and Powerwall, as well as higher average cost of solar cash and loan deployments due to increased component costs.

Gross margin for energy generation and storage increased from -4.6% to 7.4% in the year ended December 31, 2022 as compared to the year ended December 31, 2021. This was driven by the growth in energy generation and storage revenue and cost of energy generation and storage revenue as discussed above. Additionally, there was a higher proportion of energy storage sales, which operated at a higher gross margin, within the segment.

Research and Development Expense

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	2021	2020	$	%	$	%
Research and development	$ 3,075	$ 2,593	$ 1,491	$ 482	19%	$ 1,102	74%
As a percentage of revenues	4%	5%	5%				

Research and development ("R&D") expenses consist primarily of personnel costs for our teams in engineering and research, manufacturing engineering and manufacturing test organizations, prototyping expense, contract and professional services and amortized equipment expense.

R&D expenses increased $482 million, or 19%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. The increase was primarily due to a $175 million increase in employee and labor related expenses, a $132 million increase in facilities, outside services, freight and depreciation expense, a $101 million increase in R&D expensed materials and an $87 million increase in stock-based compensation expense. These increases were to support our expanding product roadmap and technologies including our proprietary battery cells. Further, there were additional R&D expenses in the first quarter of 2022 as we were in the pre-production phase at Gigafactory Texas and started production at Gigafactory Berlin-Brandenburg only closer to the end of the first quarter of 2022.

R&D expenses as a percentage of revenue decreased from 5% to 4% in the year ended December 31, 2022 as compared to the year ended December 31, 2021. Our R&D expenses have decreased as a proportion of total revenues despite expanding product roadmap and technologies.

Selling, General and Administrative Expense

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	2021	2020	$	%	$	%
Selling, general and administrative	$ 3,946	$ 4,517	$ 3,145	$ (571)	(13)%	$ 1,372	44%
As a percentage of revenues	5%	8%	10%				

Selling, general and administrative ("SG&A") expenses generally consist of personnel and facilities costs related to our stores, marketing, sales, executive, finance, human resources, information technology and legal organizations, as well as fees for professional and contract services and litigation settlements.

SG&A expenses decreased $571 million, or 13%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. This is primarily due to a decrease of $822 million in stock-based compensation expense, most of which is attributable to the lower stock-based compensation expense of $844 million on the 2018 CEO Performance Award. This was partially offset by the overall growth in stock-based compensation due to increased headcount. See Note 13, *Equity Incentive Plans*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. There was also a decrease of $87 million in overall employee and labor related expenses driven by a decrease of $340 million of additional payroll tax due to our CEO's option exercises from the 2012 CEO Performance Award in 2021, partially offset by an increase in other employee and labor costs from increased headcount. These decreases were partially offset by an increase of $222 million in facilities-related expenses, and an increase of $117 million in professional services, sales and marketing activities and other costs.

SG&A expenses as a percentage of revenue decreased from 8% to 5% in the year ended December 31, 2022 as compared to the year ended December 31, 2021. Our SG&A expenses have decreased as a proportion of total revenues due to the decrease in expenses as discussed above, in addition to operational efficiencies.

Restructuring and Other Expense

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	2021	2020	$	%	$	%
Restructuring and other	$ 176	$ (27)	$ —	$ 203	Not meaningful	$ (27)	Not meaningful

During the years ended December 31, 2022 and 2021, we recorded $204 million and $101 million, respectively, of impairment losses on digital assets, respectively. During the years ended December 31, 2022 and 2021, we also realized gains of $64 million and $128 million, respectively, in connection with converting our holdings of digital assets into fiat currency. See Note 3, *Digital Assets, Net*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details. Additionally, we recorded other expenses of $36 million during the second quarter of the year ended December 31, 2022, related to employee terminations.

Interest Income

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	2021	2020	$	%	$	%
Interest income	$ 297	$ 56	$ 30	$ 241	430%	$ 26	87%

Interest income increased $241 million, or 430%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. This increase was primarily due to higher interest earned on our cash and cash equivalents and short-term investments during the year ended 2022 compared to the prior period. This was driven by an increase in our average cash and cash equivalents and short-term investments balance and rising interest rates.

Interest Expense

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	2021	2020	$	%	$	%
Interest expense	$ (191)	$ (371)	$ (748)	$ 180	(49)%	$ 377	(50)%

Interest expense decreased $180 million, or 49%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. This decrease was primarily due to the continued reduction in our overall debt balance offset by lower capitalized interest. See Note 11, *Debt*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Other (Expense) Income, Net

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	2021	2020	$	%	$	%
Other (expense) income, net	$ (43)	$ 135	$ (122)	$ (178)	Not meaningful	$ 257	Not meaningful

Other (expense) income, net, consists primarily of foreign exchange gains and losses related to our foreign currency-denominated monetary assets and liabilities. We expect our foreign exchange gains and losses will vary depending upon movements in the underlying exchange rates.

Other (expense) income, net, changed unfavorably by $178 million in the year ended December 31, 2022 as compared to the year ended December 31, 2021. The change is primarily due to fluctuations in foreign currency exchange rates.

Provision for Income Taxes

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	2021	2020	$	%	$	%
Provision for income taxes	$ 1,132	$ 699	$ 292	$ 433	62%	$ 407	139%
Effective tax rate	8%	11%	25%				

Our provision for income taxes increased by $433 million, or 62%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the increase in our pre-tax income year over year.

Our effective tax rate decreased from 11% to 8% in the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to changes in mix of jurisdictional earnings.

See Note 14, *Income Taxes*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Net Income Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests

(Dollars in millions)	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change	
	2022	2021	2020	$	%	$	%
Net income attributable to noncontrolling interests and redeemable noncontrolling interests in subsidiaries	$ 31	$ 125	$ 141	$ (94)	(75)%	$ (16)	(11)%

Net income attributable to noncontrolling interests and redeemable noncontrolling interests decreased by $94 million, or 75%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. These changes were due to a decrease in allocations to financing fund investors.

Liquidity and Capital Resources

We expect to continue to generate net positive operating cash flow as we have done in the last four fiscal years. The cash we generate from our core operations enables us to fund ongoing operations and production, our research and development projects for new products and technologies including our proprietary battery cells, additional manufacturing ramps at existing manufacturing facilities such as the Fremont Factory, Gigafactory Nevada, Gigafactory Shanghai and Gigafactory New York, the ramp of Gigafactory Berlin-Brandenburg and Gigafactory Texas and the continued expansion of our retail and service locations, body shops, Mobile Service fleet, Supercharger network and energy product installation capabilities.

In addition, because a large portion of our future expenditures will be to fund our growth, we expect that if needed we will be able to adjust our capital and operating expenditures by operating segment. For example, if our near-term manufacturing operations decrease in scale or ramp more slowly than expected, including due to global economic or business conditions, we may choose to correspondingly slow the pace of our capital expenditures. Finally, we continually evaluate our cash needs and may decide it is best to raise additional capital or seek alternative financing sources to fund the rapid growth of our business, including through drawdowns on existing or new debt facilities or financing funds. Conversely, we may also from time to time determine that it is in our best interests to voluntarily repay certain indebtedness early.

Accordingly, we believe that our current sources of funds will provide us with adequate liquidity during the 12-month period following December 31, 2022, as well as in the long-term.

See the sections below for more details regarding the material requirements for cash in our business and our sources of liquidity to meet such needs.

Material Cash Requirements

From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. However, due to contractual terms, variability in the precise growth curves of our development and production ramps, and opportunities to renegotiate pricing, we generally do not have binding and enforceable purchase orders under such contracts beyond the short-term, and the timing and magnitude of purchase orders beyond such period is difficult to accurately project.

As discussed in and subject to the considerations referenced in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations—Management Opportunities, Challenges and Risks and 2023 Outlook—Cash Flow and Capital Expenditure Trends* in this Annual Report on Form 10-K, we currently expect our capital expenditures to support our projects globally to be between $6.00 to $8.00 billion in 2023 and between $7.00 to $9.00 billion in each of the following two fiscal years. In connection with our operations at Gigafactory New York, we have an agreement to spend or incur $5.00 billion in combined capital, operational expenses, costs of goods sold and other costs in the State of New York through December 31, 2029 (pursuant to a deferral of our required timelines to meet such obligations that was granted in April 2021, and which was memorialized in an amendment to our agreement with the SUNY Foundation in August 2021). We also have an operating lease arrangement with the local government of Shanghai pursuant to which we are required to spend RMB 14.08 billion in capital expenditures at Gigafactory Shanghai by the end of 2023. For details regarding these obligations, refer to Note 15, *Commitments and Contingencies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

As of December 31, 2022, we and our subsidiaries had outstanding $2.06 billion in aggregate principal amount of indebtedness, of which $1.02 billion is scheduled to become due in the succeeding 12 months. As of December 31, 2022, our total minimum lease payments was $4.28 billion, of which $1.14 billion is due in the succeeding 12 months. For details regarding our indebtedness and lease obligations, refer to Note 11, *Debt*, and Note 12, *Leases*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Sources and Conditions of Liquidity

Our sources to fund our material cash requirements are predominantly from our deliveries and servicing of new and used vehicles, sales and installations of our energy storage products and solar energy systems, proceeds from debt facilities and proceeds from equity offerings, when applicable.

As of December 31, 2022, we had $16.25 billion and $5.93 billion of cash and cash equivalents and short-term investments, respectively. Balances held in foreign currencies had a U.S. dollar equivalent of $3.42 billion and consisted primarily of Chinese yuan, euros and British pounds. In addition, we had $2.42 billion of unused committed amounts under our credit facilities as of December 31, 2022, which included $2.27 billion under our Credit Agreement which was terminated in January 2023. Certain of such unused committed amounts are subject to satisfying specified conditions prior to draw-down (such as pledging to our lenders sufficient amounts of qualified receivables, inventories, leased vehicles and our interests in those leases, solar energy systems and the associated customer contracts or various other assets). In January 2023, we entered into an unsecured revolving credit facility providing for a commitment of up to $5.0 billion. For details regarding our indebtedness, refer to Note 11, *Debt*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We continue adapting our strategy to meet our liquidity and risk objectives, such as investing in U.S. government and other investments, to do more vertical integration, expand our product roadmap and provide financing options to our customers.

Summary of Cash Flows

(Dollars in millions)	Year Ended December 31,		
	2022	2021	2020
Net cash provided by operating activities	$ 14,724	$ 11,497	$ 5,943
Net cash used in investing activities	$ (11,973)	$ (7,868)	$ (3,132)
Net cash (used in) provided by financing activities	$ (3,527)	$ (5,203)	$ 9,973

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as research and development and selling, general and administrative and working capital. Our operating cash inflows include cash from vehicle sales and related servicing, customer lease and financing payments, customer deposits, cash from sales of regulatory credits and energy generation and storage products. These cash inflows are offset by our payments to suppliers for production materials and parts used in our manufacturing process, operating expenses, operating lease payments and interest payments on our financings.

Net cash provided by operating activities increased by $3.23 billion to $14.72 billion during the year ended December 31, 2022 from $11.50 billion during the year ended December 31, 2021. This increase was primarily due to the increase in net income excluding non-cash expenses, gains and losses of $7.65 billion, offset by the overall increase in net operating assets and liabilities of $4.43 billion. The increase in our net operating assets and liabilities was mainly driven by a larger increase of inventory in the year ended December 31, 2022 as compared to the year ended December 31, 2021, partially offset by a larger increase of accounts payable and accrued liabilities, to support the ramp up in production at our factories and larger increases in other non-current assets and prepaid expenses and other current assets. Additionally, the increase in our net operating assets and other liabilities was partially offset by a larger increase in other long-term liabilities as compared to the prior year.

Cash Flows from Investing Activities

Cash flows from investing activities and their variability across each period related primarily to capital expenditures, which were $7.16 billion for the year ended December 31, 2022 and $6.48 billion for the year ended December 31, 2021, mainly for the expansions of Gigafactory Texas, the Fremont Factory, Gigafactory Berlin-Brandenburg, and Gigafactory Shanghai. We also purchased $5.84 billion of investments in the year ended December 31, 2022. Additionally, cash inflows related to sales of digital assets were $936 million in the year ended December 31, 2022, and net cash outflows related to digital assets were $1.23 billion in the year ended December 31, 2021 from purchases of digital assets for $1.50 billion offset by proceeds from sales of digital assets of $272 million.

Cash Flows from Financing Activities

Net cash used in financing activities decreased by $1.68 billion to $3.53 billion during the year ended December 31, 2022 from $5.20 billion during the year ended December 31, 2021. The decrease was primarily due to a $1.92 billion decrease in repayments of convertible and other debt, net of proceeds from issuances of debt. See Note 11, *Debt*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details regarding our debt obligations.

Recent Accounting Pronouncements

See Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We transact business globally in multiple currencies and hence have foreign currency risks related to our revenue, costs of revenue, operating expenses and localized subsidiary debt denominated in currencies other than the U.S. dollar (primarily the Chinese yuan, euro, pound sterling and Norwegian krone in relation to our current year operations). In general, we are a net receiver of currencies other than the U.S. dollar for our foreign subsidiaries. Accordingly, changes in exchange rates affect our revenue and other operating results as expressed in U.S. dollars as we do not typically hedge foreign currency risk.

We have also experienced, and will continue to experience, fluctuations in our net income as a result of gains (losses) on the settlement and the re-measurement of monetary assets and liabilities denominated in currencies that are not the local currency (primarily consisting of our intercompany and cash and cash equivalents balances).

We considered the historical trends in foreign currency exchange rates and determined that it is reasonably possible that adverse changes in foreign currency exchange rates of 10% for all currencies could be experienced in the near-term. These changes were applied to our total monetary assets and liabilities denominated in currencies other than our local currencies at the balance sheet date to compute the impact these changes would have had on our net income before income taxes. These changes would have resulted in a gain or loss of $473 million at December 31, 2022 and $277 million at December 31, 2021, assuming no foreign currency hedging.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Tesla, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tesla, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income, of redeemable noncontrolling interests and equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt in 2021.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Automotive Warranty Reserve

As described in Note 2 to the consolidated financial statements, total accrued warranty, which primarily relates to the automotive segment, was $3,505 million as of December 31, 2022. The Company provides a manufacturer's warranty on all new and used Tesla vehicles. A warranty reserve is accrued for these products sold, which includes management's best estimate of the projected costs to repair or replace items under warranty and recalls if identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

The principal considerations for our determination that performing procedures relating to the automotive warranty reserve is a critical audit matter are the significant judgment by management in determining the automotive warranty reserve for certain Tesla vehicle models; this in turn led to significant auditor judgment, subjectivity, and effort in performing procedures to evaluate management's significant assumptions related to the nature, frequency and costs of future claims for certain Tesla vehicle models, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of the automotive warranty reserve for certain Tesla vehicle models, including controls over management's significant assumptions related to the nature, frequency and costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, performing one of the following: (i) testing management's process for determining the automotive warranty reserve for certain Tesla vehicle models or (ii) developing an independent estimate of the automotive warranty reserve for certain Tesla vehicle models and comparing the independent estimate to management's estimate to evaluate the reasonableness of the estimate. Testing management's process involved evaluating the reasonableness of significant assumptions related to the nature and frequency of future claims and the related costs to repair or replace items under warranty. Evaluating the assumptions related to the nature and frequency of future claims and the related costs to repair or replace items under warranty involved evaluating whether the assumptions used were reasonable by performing a lookback analysis comparing prior period forecasted claims to actual claims incurred. Developing the independent estimate involved testing the completeness and accuracy of historical vehicle claims processed and testing that such claims were appropriately used by management in the estimation of future claims. Professionals with specialized skill and knowledge were used to assist in developing an independent estimate of the automotive warranty reserve for certain Tesla vehicle models and in evaluating the appropriateness of certain aspects of management's significant assumptions related to the nature and frequency of future claims.

/s/ PricewaterhouseCoopers LLP

San Jose, California
January 30, 2023

We have served as the Company's auditor since 2005.

Tesla, Inc.

Consolidated Balance Sheets
(in millions, except per share data)

	December 31, 2022	December 31, 2021
Assets		
Current assets		
Cash and cash equivalents	$ 16,253	$ 17,576
Short-term investments	5,932	131
Accounts receivable, net	2,952	1,913
Inventory	12,839	5,757
Prepaid expenses and other current assets	2,941	1,723
Total current assets	40,917	27,100
Operating lease vehicles, net	5,035	4,511
Solar energy systems, net	5,489	5,765
Property, plant and equipment, net	23,548	18,884
Operating lease right-of-use assets	2,563	2,016
Digital assets, net	184	1,260
Intangible assets, net	215	257
Goodwill	194	200
Other non-current assets	4,193	2,138
Total assets	$ 82,338	$ 62,131
Liabilities		
Current liabilities		
Accounts payable	$ 15,255	$ 10,025
Accrued liabilities and other	7,142	5,719
Deferred revenue	1,747	1,447
Customer deposits	1,063	925
Current portion of debt and finance leases	1,502	1,589
Total current liabilities	26,709	19,705
Debt and finance leases, net of current portion	1,597	5,245
Deferred revenue, net of current portion	2,804	2,052
Other long-term liabilities	5,330	3,546
Total liabilities	36,440	30,548
Commitments and contingencies (Note 15)		
Redeemable noncontrolling interests in subsidiaries	409	568
Equity		
Stockholders' equity		
Preferred stock; $0.001 par value; 100 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.001 par value; 6,000 shares authorized; 3,164 and 3,100 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively (1)	3	3
Additional paid-in capital	32,177	29,803
Accumulated other comprehensive (loss) income	(361)	54
Retained earnings (1)	12,885	329
Total stockholders' equity	44,704	30,189
Noncontrolling interests in subsidiaries	785	826
Total liabilities and equity	$ 82,338	$ 62,131

(1) Prior period results have been adjusted to reflect the three-for-one stock split effected in the form of a stock dividend in August 2022. See Note 1, *Overview*, for details.

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.
Consolidated Statements of Operations
(in millions, except per share data)

		Year Ended December 31,				
		2022		2021		2020
Revenues						
Automotive sales	$	67,210	$	44,125	$	24,604
Automotive regulatory credits		1,776		1,465		1,580
Automotive leasing		2,476		1,642		1,052
Total automotive revenues		71,462		47,232		27,236
Energy generation and storage		3,909		2,789		1,994
Services and other		6,091		3,802		2,306
Total revenues		81,462		53,823		31,536
Cost of revenues						
Automotive sales		49,599		32,415		19,696
Automotive leasing		1,509		978		563
Total automotive cost of revenues		51,108		33,393		20,259
Energy generation and storage		3,621		2,918		1,976
Services and other		5,880		3,906		2,671
Total cost of revenues		60,609		40,217		24,906
Gross profit		20,853		13,606		6,630
Operating expenses						
Research and development		3,075		2,593		1,491
Selling, general and administrative		3,946		4,517		3,145
Restructuring and other		176		(27)		—
Total operating expenses		7,197		7,083		4,636
Income from operations		13,656		6,523		1,994
Interest income		297		56		30
Interest expense		(191)		(371)		(748)
Other (expense) income, net		(43)		135		(122)
Income before income taxes		13,719		6,343		1,154
Provision for income taxes		1,132		699		292
Net income		12,587		5,644		862
Net income attributable to noncontrolling interests and redeemable noncontrolling interests in subsidiaries		31		125		141
Net income attributable to common stockholders	$	12,556	$	5,519	$	721
Net income per share of common stock attributable to common stockholders (1)						
Basic	$	4.02	$	1.87	$	0.25
Diluted	$	3.62	$	1.63	$	0.21
Weighted average shares used in computing net income per share of common stock (1)						
Basic		3,130		2,959		2,798
Diluted		3,475		3,386		3,249

(1) Prior period results have been adjusted to reflect the three-for-one stock split effected in the form of a stock dividend in August 2022. See Note 1, *Overview*, for details.

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Consolidated Statements of Comprehensive Income
(in millions)

	Year Ended December 31,		
	2022	2021	2020
Net income	$ 12,587	$ 5,644	$ 862
Other comprehensive (loss) income:			
Foreign currency translation adjustment	(392)	(308)	399
Unrealized net loss on investments	(23)	(1)	—
Comprehensive income	12,172	5,335	1,261
Less: Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests in subsidiaries	31	125	141
Comprehensive income attributable to common stockholders	$ 12,141	$ 5,210	$ 1,120

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Consolidated Statements of Redeemable Noncontrolling Interests and Equity
(in millions, except per share data)

	Redeemable Noncontrolling Interests	Common Stock Shares (1)	Common Stock Amount (1)	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	(Accumulated Deficit) Retained Earnings (1)	Total Stockholders' Equity	Noncontrolling Interests in Subsidiaries	Total Equity
Balance as of December 31, 2019	$ 643	2,716	$ 3	$ 12,736	$ (36)	$ (6,085)	$ 6,618	$ 849	$ 7,467
Adjustments for prior periods from adopting ASU 2016-13	—	—	—	—	—	(37)	(37)	—	(37)
Reclassification between equity and mezzanine equity for convertible senior notes	—	—	—	(51)	—	—	(51)	—	(51)
Exercises of conversion feature of convertible senior notes	—	5	0	59	—	—	59	—	59
Issuance of common stock for equity incentive awards	—	55	0	417	—	—	417	—	417
Issuance of common stock in public offerings, net of issuance costs of $68	—	103	0	12,269	—	—	12,269	—	12,269
Stock-based compensation	—	—	—	1,861	—	—	1,861	—	1,861
Contributions from noncontrolling interests	7	—	—	—	—	—	—	17	17
Distributions to noncontrolling interests	(67)	—	—	—	—	—	—	(132)	(132)
Buy-outs of noncontrolling interests	(4)	—	—	(31)	—	—	(31)	—	(31)
Net income	25	—	—	—	—	721	721	116	837
Other comprehensive income	—	—	—	—	399	—	399	—	399
Balance as of December 31, 2020	$ 604	2,879	$ 3	$ 27,260	$ 363	$ (5,401)	$ 22,225	$ 850	$ 23,075
Adjustments for prior periods from adopting ASU 2020-06	—	—	—	(474)	—	211	(263)	—	(263)
Exercises of conversion feature of convertible senior notes	—	2	0	6	—	—	6	—	6
Settlements of warrants	—	112	0	—	—	—	—	—	—
Issuance of common stock for equity incentive awards	—	107	0	707	—	—	707	—	707
Stock-based compensation	—	—	—	2,299	—	—	2,299	—	2,299
Contributions from noncontrolling interests	2	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests	(66)	—	—	—	—	—	—	(106)	(106)
Buy-outs of noncontrolling interests	(15)	—	—	5	—	—	5	—	5
Net income	43	—	—	—	—	5,519	5,519	82	5,601
Other comprehensive loss	—	—	—	—	(309)	—	(309)	—	(309)
Balance as of December 31, 2021	$ 568	$ 3,100	$ 3	$ 29,803	$ 54	$ 329	$ 30,189	$ 826	$ 31,015
Exercises of conversion feature of convertible senior notes	—	0	0	0	—	—	—	—	—
Settlements of warrants	—	37	0	0	—	—	—	—	—
Issuance of common stock for equity incentive awards	—	27	0	541	—	—	541	—	541
Stock-based compensation	—	—	—	1,806	—	—	1,806	—	1,806
Distributions to noncontrolling interests	(46)	—	—	—	—	—	—	(113)	(113)
Buy-outs of noncontrolling interests	(11)	—	—	27	—	—	27	(61)	(34)
Net (loss) income	(102)	—	—	—	—	12,556	12,556	133	12,689
Other comprehensive loss	—	—	—	—	(415)	—	(415)	—	(415)
Balance as of December 31, 2022	$ 409	3,164	$ 3	$ 32,177	$ (361)	$ 12,885	$ 44,704	$ 785	$ 45,489

(1) Prior period results have been adjusted to reflect the three-for-one stock split effected in the form of a stock dividend in August 2022. See Note 1, *Overview*, for details.

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Consolidated Statements of Cash Flows
(in millions)

		Year Ended December 31,				
		2022		2021		2020
Cash Flows from Operating Activities						
Net income	$	12,587	$	5,644	$	862
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation, amortization and impairment		3,747		2,911		2,322
Stock-based compensation		1,560		2,121		1,734
Inventory and purchase commitments write-downs		177		140		202
Foreign currency transaction net unrealized loss (gain)		81		(55)		114
Non-cash interest and other operating activities		340		245		525
Digital assets loss (gain), net		140		(27)		—
Changes in operating assets and liabilities:						
Accounts receivable		(1,124)		(130)		(652)
Inventory		(6,465)		(1,709)		(422)
Operating lease vehicles		(1,570)		(2,114)		(1,072)
Prepaid expenses and other current assets		(1,417)		(271)		(251)
Other non-current assets		(2,551)		(1,291)		(344)
Accounts payable and accrued liabilities		6,029		4,578		2,102
Deferred revenue		1,131		793		321
Customer deposits		155		186		7
Other long-term liabilities		1,904		476		495
Net cash provided by operating activities		14,724		11,497		5,943
Cash Flows from Investing Activities						
Purchases of property and equipment excluding finance leases, net of sales		(7,158)		(6,482)		(3,157)
Purchases of solar energy systems, net of sales		(5)		(32)		(75)
Purchases of digital assets		—		(1,500)		—
Proceeds from sales of digital assets		936		272		—
Purchase of intangible assets		(9)		—		(10)
Purchases of investments		(5,835)		(132)		—
Proceeds from maturities of investments		22		—		—
Receipt of government grants		76		6		123
Business combinations, net of cash acquired		—		—		(13)
Net cash used in investing activities		(11,973)		(7,868)		(3,132)
Cash Flows from Financing Activities						
Proceeds from issuances of common stock in public offerings, net of issuance costs		—		—		12,269
Proceeds from issuances of debt		—		8,883		9,713
Repayments of convertible and other debt		(3,364)		(14,167)		(11,623)
Collateralized lease repayments		—		(9)		(240)
Proceeds from exercises of stock options and other stock issuances		541		707		417
Principal payments on finance leases		(502)		(439)		(338)
Debt issuance costs		—		(9)		(6)
Proceeds from investments by noncontrolling interests in subsidiaries		—		2		24
Distributions paid to noncontrolling interests in subsidiaries		(157)		(161)		(208)
Payments for buy-outs of noncontrolling interests in subsidiaries		(45)		(10)		(35)
Net cash (used in) provided by financing activities		(3,527)		(5,203)		9,973
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(444)		(183)		334
Net (decrease) increase in cash and cash equivalents and restricted cash		(1,220)		(1,757)		13,118
Cash and cash equivalents and restricted cash, beginning of period		18,144		19,901		6,783
Cash and cash equivalents and restricted cash, end of period	$	16,924	$	18,144	$	19,901
Supplemental Non-Cash Investing and Financing Activities						
Acquisitions of property and equipment included in liabilities	$	2,148	$	2,251	$	1,088
Supplemental Disclosures						
Cash paid during the period for interest, net of amounts capitalized	$	152	$	266	$	444
Cash paid during the period for taxes, net of refunds	$	1,203	$	561	$	115

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Notes to Consolidated Financial Statements

Note 1 – Overview

Tesla, Inc. ("Tesla", the "Company", "we", "us" or "our") was incorporated in the State of Delaware on July 1, 2003. We design, develop, manufacture, sell and lease high-performance fully electric vehicles and energy generation and storage systems, and offer services related to our products. Our Chief Executive Officer, as the chief operating decision maker ("CODM"), organizes our company, manages resource allocations and measures performance among two operating and reportable segments: (i) automotive and (ii) energy generation and storage.

Since the first quarter of 2020, there has been a worldwide impact from the COVID-19 pandemic, as well as an easing of restrictions on social, business, travel and government activities and functions. There are ongoing global impacts resulting from the pandemic, and we have been affected by temporary manufacturing closures, employment and compensation adjustments and impediments to administrative activities supporting our product deliveries and deployments. In addition, we have experienced and are experiencing the impacts of varying levels of inflation caused by the COVID-19 pandemic and general global economic conditions.

On August 5, 2022, we increased the number of authorized shares of common stock by 4,000,000,000 shares and our Board of Directors declared the 2022 Stock Split. Each stockholder of record on August 17, 2022 received a dividend of two additional shares of common stock for each then-held share, distributed after close of trading on August 24, 2022. All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the 2022 Stock Split.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with GAAP and reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. In accordance with the provisions of ASC 810, *Consolidation* ("ASC 810"), we consolidate any variable interest entity ("VIE") of which we are the primary beneficiary. We have formed VIEs with financing fund investors in the ordinary course of business in order to facilitate the funding and monetization of certain attributes associated with solar energy systems and leases under our direct vehicle leasing programs. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We have determined that we are the primary beneficiary of all the VIEs (see Note 16, *Variable Interest Entity Arrangements*). We evaluate our relationships with all the VIEs on an ongoing basis to ensure that we continue to be the primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures in the accompanying notes. The estimates used for, but not limited to, determining significant economic incentive for resale value guarantee arrangements, sales return reserves, the collectability of accounts and finance receivables, inventory valuation, warranties, fair value of long-lived assets, goodwill, fair value of financial instruments, fair value and residual value of operating lease vehicles and solar energy systems subject to leases could be impacted. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this Annual Report on Form 10-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

Revenue Recognition

Revenue by source

The following table disaggregates our revenue by major source (in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Automotive sales (1)	$ 67,210	$ 44,125	$ 24,604
Automotive regulatory credits	1,776	1,465	1,580
Energy generation and storage sales	3,376	2,279	1,477
Services and other	6,091	3,802	2,306
Total revenues from sales and services	78,453	51,671	29,967
Automotive leasing	2,476	1,642	1,052
Energy generation and storage leasing	533	510	517
Total revenues	$ 81,462	$ 53,823	$ 31,536

(1) Pricing adjustments on our vehicle offerings can impact the estimate of likelihood that customers would exercise their resale value guarantees, resulting in an adjustment of our sales return reserve on vehicles sold with resale value guarantees. Actual return rates being lower than expected and increases in resale values of our vehicles in 2021 resulted in a net release of our reserve of $365 million for the year ended December 31, 2021, which represented increases in automotive sales revenue. The net release or increase of reserves which impacted automotive sales revenue were immaterial for the years ended December 31, 2022 and December 31, 2020. Further, $324 million of the total revenue recognized as of December 31, 2022 is related to the general FSD feature release in North America in the fourth quarter of 2022.

Automotive Segment

Automotive Sales

Automotive sales revenue includes revenues related to cash and financing deliveries of new vehicles, and specific other features and services that meet the definition of a performance obligation under ASC 606, including access to our FSD features, internet connectivity, Supercharger network and over-the-air software updates. We recognize revenue on automotive sales upon delivery to the customer, which is when the control of a vehicle transfers. Payments are typically received at the point control transfers or in accordance with payment terms customary to the business, except sales we finance for which payments are collected over the contractual loan term. We also recognize a sales return reserve based on historical experience plus consideration for expected future market values, when we offer resale value guarantees or similar buyback terms. Other features and services such as access to our internet connectivity, legacy programs offering unlimited free Supercharging and over-the-air software updates are provisioned upon control transfer of a vehicle and recognized over time on a straight-line basis as we have a stand-ready obligation to deliver such services to the customer. Other limited free Supercharging incentives are recognized based on actual usage or expiration, whichever is earlier. We recognize revenue related to these other features and services over the performance period, which is generally the expected ownership life of the vehicle. Revenue related to FSD is recognized when functionality is delivered to the customer and the portion related to software updates is recognized over time. For our obligations related to automotive sales, we estimate standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

Any fees that are paid or payable by us to a customer's lender when we arrange the financing are recognized as an offset against automotive sales revenue. Costs to obtain a contract mainly relate to commissions paid to our sales personnel for the sale of vehicles. As our contract costs related to automotive sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred. Amounts billed to customers related to shipping and handling are classified as automotive sales revenue, and we have elected to recognize the cost for freight and shipping when control over vehicles, parts or accessories have transferred to the customer as an expense in cost of automotive sales revenue. Our policy is to exclude taxes collected from a customer from the transaction price of automotive contracts.

We offer resale value guarantees or similar buy-back terms to certain international customers who purchase vehicles and who finance their vehicles through one of our specified commercial banking partners. Under these programs, we receive full payment for the vehicle sales price at the time of delivery and our counterparty has the option of selling their vehicle back to us during the guarantee period, which currently is generally at the end of the term of the applicable loan or financing program, for a pre-determined resale value. We account for such automotive sales as a sale with a right of return when we do not believe the customer has a significant economic incentive to exercise the resale value guarantee provided to them at contract inception. The process to determine whether there is a significant economic incentive includes a comparison of a vehicle's estimated market value at the time the option is exercisable with the guaranteed resale value to determine the customer's economic incentive to exercise. On a quarterly basis, we assess the estimated market values of vehicles sold with resale value guarantees to determine whether there have been changes to the likelihood of future product returns. As we accumulate more data related to the resale values of our vehicles or as market conditions change, there may be material changes to their estimated values. The total sales return reserve on vehicles sold with resale value guarantees was $91 million and $223 million as of December 31, 2022 and 2021, respectively, of which $40 million and $91 million was short-term, respectively.

Deferred revenue related to the access to our FSD features, internet connectivity, free Supercharging programs and over-the-air software updates primarily on automotive sales consisted of the following (in millions):

| | Year ended December 31, | |
	2022	2021
Deferred revenue— beginning of period	$ 2,382	$ 1,926
Additions	1,178	847
Net changes in liability for pre-existing contracts	(67)	(25)
Revenue recognized	(580)	(366)
Deferred revenue— end of period	$ 2,913	$ 2,382

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet date. Revenue recognized from the deferred revenue balance as of December 31, 2021 was $472 million as of December 31, 2022, primarily related to the general FSD feature release in North America in the fourth quarter of 2022. We had recognized revenue of $312 million from the deferred revenue balance as of December 31, 2020, for the year ended December 31, 2021. Of the total deferred revenue balance as of December 31, 2022, we expect to recognize $639 million of revenue in the next 12 months. The remaining balance will be recognized at the time of transfer of control of the product or over the performance period as discussed above in Automotive Sales.

We have been providing loans for financing our automotive deliveries during the year ended December 31, 2022. We have recorded net financing receivables on the consolidated balance sheets, of which $128 million is recorded within Accounts receivable, net, for the current portion and $665 million is recorded within Other non-current assets for the long-term portion, as of December 31, 2022.

Automotive Regulatory Credits

We earn tradable credits in the operation of our automotive business under various regulations related to ZEVs, greenhouse gas, fuel economy and clean fuel. We sell these credits to other regulated entities who can use the credits to comply with emission standards and other regulatory requirements.

Payments for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. We recognize revenue on the sale of automotive regulatory credits, which have negligible incremental costs associated with them, at the time control of the regulatory credits is transferred to the purchasing party. Deferred revenue related to sales of automotive regulatory credits was immaterial as of December 31, 2022 and 2021. Revenue recognized from the deferred revenue balance as of December 31, 2021 and 2020 was immaterial for the years ended December 31, 2022 and 2021. During the year ended December 31, 2022, we had also recognized $288 million in revenue due to changes in regulation which entitled us to additional consideration for credits sold previously.

Automotive Leasing Revenue

Direct Vehicle Operating Leasing Program

We have outstanding leases under our direct vehicle operating leasing programs in the U.S., Canada and in certain countries in Europe. Qualifying customers are permitted to lease a vehicle directly from Tesla for up to 48 months. At the end of the lease term, customers are generally required to return the vehicles to us. We account for these leasing transactions as operating leases. We record leasing revenues to automotive leasing revenue on a straight-line basis over the contractual term, and we record the depreciation of these vehicles to cost of automotive leasing revenue. For the years ended December 31, 2022, 2021 and 2020, we recognized $1.75 billion, $1.25 billion and $752 million of direct vehicle leasing revenue, respectively. As of December 31, 2022 and 2021, we had deferred $407 million and $392 million, respectively, of lease-related upfront payments, which will be recognized on a straight-line basis over the contractual terms of the individual leases.

Our policy is to exclude taxes collected from a customer from the transaction price of automotive contracts.

Direct Sales-Type Leasing Program

We have outstanding direct leases and vehicles financed by us under loan arrangements accounted for as sales-type leases under ASC 842, *Leases* ("ASC 842"), in certain countries in Asia and Europe. Depending on the specific program, customers may or may not have a right to return the vehicle to us during or at the end of the lease term. If the customer does not have a right to return, the customer will take title to the vehicle at the end of the lease term after making all contractual payments. Under the programs for which there is a right to return, the purchase option is reasonably certain to be exercised by the lessee and we therefore expect the customer to take title to the vehicle at the end of the lease term after making all contractual payments. Our arrangements under these programs can have terms for up to 72 months. We recognize all revenue and costs associated with the sales-type lease as automotive leasing revenue and automotive leasing cost of revenue, respectively, upon delivery of the vehicle to the customer. Interest income based on the implicit rate in the lease is recorded to automotive leasing revenue over time as customers are invoiced on a monthly basis. For the years ended December 31, 2022, 2021 and 2020, we recognized $683 million, $369 million and $120 million, respectively, of sales-type leasing revenue and $427 million, $234 million and $87 million, respectively, of sales-type leasing cost of revenue.

Services and Other Revenue

Services and other revenue consists of non-warranty after-sales vehicle services and parts, sales of used vehicles, paid Supercharging, retail merchandise and vehicle insurance revenue.

Revenues related to repair and maintenance services are recognized over time as services are provided and extended service plans are recognized over the performance period of the service contract as the obligation represents a stand-ready obligation to the customer. We sell used vehicles, services, service plans, vehicle components and merchandise separately and thus use standalone selling prices as the basis for revenue allocation to the extent that these items are sold in transactions with other performance obligations. Payment for used vehicles, services, and merchandise are typically received at the point when control transfers to the customer or in accordance with payment terms customary to the business. Payments received for prepaid plans are refundable upon customer cancellation of the related contracts and are included within Customer deposits on the consolidated balance sheets. Deferred revenue related to services and other revenue was immaterial as of December 31, 2022 and 2021.

Energy Generation and Storage Segment

Energy Generation and Storage Sales

Energy generation and storage sales revenue consists of the sale of solar energy systems and energy storage systems to residential, small commercial, large commercial and utility grade customers. Sales of solar energy systems to residential and small scale commercial customers consist of the engineering, design and installation of the system. Residential and small scale commercial customers pay the full purchase price of the solar energy system upfront. Revenue for the design and installation obligation is recognized when control transfers, which is when we install a solar energy system and the system passes inspection by the utility or the authority having jurisdiction. Sales of energy storage systems to residential and small scale commercial customers consist of the installation of the energy storage system and revenue is recognized when control transfers, which is when the product has been delivered or, if we are performing installation, when installed and commissioned. Payment for such storage systems is made upon invoice or in accordance with payment terms customary to the business.

For large commercial and utility grade solar energy system and energy storage system sales which consist of the engineering, design and installation of the system, customers make milestone payments that are consistent with contract-specific phases of a project. Revenue from such contracts is recognized over time using the percentage of completion method based on cost incurred as a percentage of total estimated contract costs for energy storage system sales and as a percentage of total estimated labor hours for solar energy system sales.

In instances where there are multiple performance obligations in a single contract, we allocate the consideration to the various obligations in the contract based on the relative standalone selling price method. Standalone selling prices are estimated based on estimated costs plus margin or by using market data for comparable products. Costs incurred on the sale of residential installations before the solar energy systems are completed are included as work in process within inventory in the consolidated balance sheets. Any fees that are paid or payable by us to a solar loan lender would be recognized as an offset against revenue. Costs to obtain a contract relate mainly to commissions paid to our sales personnel related to the sale of solar energy systems and energy storage systems. As our contract costs related to solar energy system and energy storage system sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred.

As part of our solar energy system and energy storage system contracts, we may provide the customer with performance guarantees that warrant that the underlying system will meet or exceed the minimum energy generation or energy performance requirements specified in the contract. In certain instances, we may receive a bonus payment if the system performs above a specified level. Conversely, if a solar energy system or energy storage system does not meet the performance guarantee requirements, we may be required to pay liquidated damages. Other forms of variable consideration related to our large commercial and utility grade solar energy system and energy storage system contracts include variable customer payments that will be made based on our energy market participation activities. Such guarantees and variable customer payments represent a form of variable consideration and are estimated at contract inception at their most likely amount and updated at the end of each reporting period as additional performance data becomes available. Such estimates are included in the transaction price only to the extent that it is probable a significant reversal of revenue will not occur.

We record as deferred revenue any non-refundable amounts that are collected from customers related to fees charged for prepayments, which is recognized as revenue ratably over the respective customer contract term. As of December 31, 2022 and 2021, deferred revenue related to such customer payments amounted to $863 million and $399 million, respectively, mainly due to milestone payments. Revenue recognized from the deferred revenue balance as of December 31, 2021 and 2020 was $171 million and $93 million for the years ended December 31, 2022 and 2021, respectively. We have elected the practical expedient to omit disclosure of the amount of the transaction price allocated to remaining performance obligations for energy generation and storage sales with an original expected contract length of one year or less and the amount that we have the right to invoice when that amount corresponds directly with the value of the performance to date. As of December 31, 2022, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was $210 million. Of this amount, we expect to recognize $12 million in the next 12 months and the remaining over a period up to 25 years.

We have been providing loans for financing our energy generation products during the year ended December 31, 2022. We have recorded net financing receivables on the consolidated balance sheets, of which $24 million is recorded within Accounts receivable, net, for the current portion and $387 million is recorded within Other non-current assets for the long-term portion, as of December 31, 2022.

Energy Generation and Storage Leasing

For revenue arrangements where we are the lessor under operating lease agreements for energy generation and storage products, we record lease revenue from minimum lease payments, including upfront rebates and incentives earned from such systems, on a straight-line basis over the life of the lease term, assuming all other revenue recognition criteria have been met. The difference between the payments received and the revenue recognized is recorded as deferred revenue or deferred asset on the consolidated balance sheet.

For solar energy systems where customers purchase electricity from us under PPAs prior to January 1, 2019, we have determined that these agreements should be accounted for as operating leases pursuant to ASC 840, *Leases*. Revenue is recognized based on the amount of electricity delivered at rates specified under the contracts, assuming all other revenue recognition criteria are met.

We record as deferred revenue any amounts that are collected from customers, including lease prepayments, in excess of revenue recognized, which is recognized as revenue ratably over the respective customer contract term. As of December 31, 2022 and 2021, deferred revenue related to such customer payments amounted to $191 million and $198 million, respectively. Deferred revenue also includes the portion of rebates and incentives received from utility companies and various local and state government agencies, which is recognized as revenue over the lease term. As of December 31, 2022 and 2021, deferred revenue from rebates and incentives amounted to $25 million and $27 million, respectively.

We capitalize initial direct costs from the execution of agreements for solar energy systems and PPAs, which include the referral fees and sales commissions, as an element of solar energy systems, net, and subsequently amortize these costs over the term of the related agreements.

Cost of Revenues

Automotive Segment

<u>*Automotive Sales*</u>

Cost of automotive sales revenue includes direct and indirect materials, labor costs, manufacturing overhead, including depreciation costs of tooling and machinery, shipping and logistic costs, vehicle connectivity costs, allocations of electricity and infrastructure costs related to our Supercharger network and reserves for estimated warranty expenses. Cost of automotive sales revenues also includes adjustments to warranty expense and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand.

<u>*Automotive Leasing*</u>

Cost of automotive leasing revenue includes the depreciation of operating lease vehicles, cost of goods sold associated with direct sales-type leases and warranty expense related to leased vehicles. Cost of automotive leasing revenue also includes vehicle connectivity costs and allocations of electricity and infrastructure costs related to our Supercharger network for vehicles under our leasing programs.

<u>*Services and Other*</u>

Costs of services and other revenue includes costs associated with providing non-warranty after-sales services and parts, costs of paid Supercharging, cost of used vehicles including refurbishment costs, costs for retail merchandise, and costs to provide vehicle insurance.

Energy Generation and Storage Segment

<u>*Energy Generation and Storage*</u>

Cost of energy generation and storage revenue includes direct and indirect material and labor costs, warehouse rent, freight, warranty expense, other overhead costs and amortization of certain acquired intangible assets. Cost of energy generation and storage revenue also includes charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. In agreements for solar energy systems and PPAs where we are the lessor, the cost of revenue is primarily comprised of depreciation of the cost of leased solar energy systems, maintenance costs associated with those systems and amortization of any initial direct costs.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

The Tax Cuts and Jobs Act ("TCJA") subjects a U.S. shareholder to tax on global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. Under GAAP, we can make an accounting policy election to either treat taxes due on the GILTI inclusion as a current period expense or factor such amounts into our measurement of deferred taxes. We elected the deferred method, under which we recorded the corresponding deferred tax assets and liabilities in our consolidated balance sheets, currently subject to valuation allowance.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive (loss) income. Other comprehensive (loss) income consists of foreign currency translation adjustments and unrealized net gains and losses on investments that have been excluded from the determination of net income.

Stock-Based Compensation

We use the fair value method of accounting for our stock options and RSUs granted to employees and for our ESPP to measure the cost of employee services received in exchange for the stock-based awards. The fair value of stock option awards with only service and/or performance conditions is estimated on the grant or offering date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The fair value of RSUs is measured on the grant date based on the closing fair market value of our common stock. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally four years for stock options and RSUs and six months for the ESPP. Stock-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period.

For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable.

As we accumulate additional employee stock-based awards data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our stock-based awards and the stock-based compensation expense that we will recognize in future periods. Stock-based compensation expense is recorded in Cost of revenues, Research and development expense and Selling, general and administrative expense in the consolidated statements of operations.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Noncontrolling interests and redeemable noncontrolling interests represent third-party interests in the net assets under certain funding arrangements, or funds, that we have entered into to finance the costs of solar energy systems and vehicles under operating leases. We have determined that the contractual provisions of the funds represent substantive profit-sharing arrangements. We have further determined that the methodology for calculating the noncontrolling interest and redeemable noncontrolling interest balances that reflects the substantive profit-sharing arrangements is a balance sheet approach using the hypothetical liquidation at book value ("HLBV") method. We, therefore, determine the amount of the noncontrolling interests and redeemable noncontrolling interests in the net assets of the funds at each balance sheet date using the HLBV method, which is presented on the consolidated balance sheet as noncontrolling interests in subsidiaries and redeemable noncontrolling interests in subsidiaries. Under the HLBV method, the amounts reported as noncontrolling interests and redeemable noncontrolling interests in the consolidated balance sheet represent the amounts the third parties would hypothetically receive at each balance sheet date under the liquidation provisions of the funds, assuming the net assets of the funds were liquidated at their recorded amounts determined in accordance with GAAP and with tax laws effective at the balance sheet date and distributed to the third parties. The third parties' interests in the results of operations of the funds are determined as the difference in the noncontrolling interest and redeemable noncontrolling interest balances in the consolidated balance sheets between the start and end of each reporting period, after taking into account any capital transactions between the funds and the third parties. However, the redeemable noncontrolling interest balance is at least equal to the redemption amount. The redeemable noncontrolling interest balance is presented as temporary equity in the mezzanine section of the consolidated balance sheet since these third parties have the right to redeem their interests in the funds for cash or other assets. For certain funds, there may be significant fluctuations in net income attributable to noncontrolling interests and redeemable noncontrolling interests in subsidiaries due to changes in the liquidation provisions as time-based milestones are reached.

Net Income per Share of Common Stock Attributable to Common Stockholders

Basic net income per share of common stock attributable to common stockholders is calculated by dividing net income attributable to common stockholders by the weighted-average shares of common stock outstanding for the period. Potentially dilutive shares, which are based on the weighted-average shares of common stock underlying outstanding stock-based awards, warrants and convertible senior notes using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted net income per share of common stock attributable to common stockholders when their effect is dilutive.

Furthermore, in connection with the offerings of our convertible senior notes, we entered into convertible note hedges and warrants (see Note 11, *Debt*). However, our convertible note hedges are not included when calculating potentially dilutive shares since their effect is always anti-dilutive. The strike price on the warrants were below our average share price during the period and were included in the tables below. Warrants are included in the weighted-average shares used in computing basic net income per share of common stock in the period(s) they are settled.

The following table presents the reconciliation of net income attributable to common stockholders to net income used in computing basic and diluted net income per share of common stock (in millions):

	Year Ended December 31,		
	2022	2021	2020
Net income attributable to common stockholders	$ 12,556	$ 5,519	$ 721
Less: Buy-out of noncontrolling interest	(27)	(5)	31
Net income used in computing basic net income per share of common stock	12,583	5,524	690
Less: Dilutive convertible debt	(1)	(9)	—
Net income used in computing diluted net income per share of common stock	$ 12,584	$ 5,533	$ 690

The following table presents the reconciliation of basic to diluted weighted average shares used in computing net income per share of common stock attributable to common stockholders, as adjusted to give effect to the 2022 Stock Split (in millions):

	Year Ended December 31,		
	2022	2021	2020
Weighted average shares used in computing net income per share of common stock, basic	3,130	2,959	2,798
Add:			
Stock-based awards	310	292	198
Convertible senior notes	3	29	141
Warrants	32	106	112
Weighted average shares used in computing net income per share of common stock, diluted	3,475	3,386	3,249

The following table presents the potentially dilutive shares that were excluded from the computation of diluted net income per share of common stock attributable to common stockholders, because their effect was anti-dilutive, as adjusted to give effect to the 2022 Stock Split (in millions):

	Year Ended December 31,		
	2022	2021	2020
Stock-based awards	4	1	6
Convertible senior notes (1)	—	—	3

(1) Under the modified retrospective method of adoption of ASU 2020-06, the dilutive impact of convertible senior notes was calculated using the if-converted method for the years ended December 31, 2022 and 2021. Certain convertible senior notes were calculated using the treasury stock method for the year ended December 31, 2020.

Business Combinations

We account for business acquisitions under ASC 805, *Business Combinations*. The total purchase consideration for an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred. Identifiable assets (including intangible assets), liabilities assumed (including contingent liabilities) and noncontrolling interests in an acquisition are measured initially at their fair values at the acquisition date. We recognize goodwill if the fair value of the total purchase consideration and any noncontrolling interests is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. We recognize a bargain purchase gain within Other (expense) income, net, in the consolidated statement of operations if the net fair value of the identifiable assets acquired and the liabilities assumed is in excess of the fair value of the total purchase consideration and any noncontrolling interests. We include the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered cash equivalents. Our cash equivalents are primarily comprised of money market funds and certificates of deposit.

Restricted Cash

We maintain certain cash balances restricted as to withdrawal or use. Our restricted cash is comprised primarily of cash held to service certain payments under various secured debt facilities. In addition, restricted cash includes cash held as collateral for certain permits as well as sales to lease partners with a resale value guarantee, letters of credit, real estate leases, deposits held for our insurance services and certain operating leases. We record restricted cash as other assets in the consolidated balance sheets and determine current or non-current classification based on the expected duration of the restriction.

Our total cash and cash equivalents and restricted cash, as presented in the consolidated statements of cash flows, was as follows (in millions):

	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 16,253	$ 17,576	$ 19,384
Restricted cash included in prepaid expenses and other current assets	294	345	238
Restricted cash included in other non-current assets	377	223	279
Total as presented in the consolidated statements of cash flows	$ 16,924	$ 18,144	$ 19,901

Investments

Investments may be comprised of a combination of marketable securities, including U.S. government securities, corporate debt securities, time deposit, and certain certificates of deposit, which are all designated as available-for-sale and reported at estimated fair value, with unrealized gains and losses recorded in accumulated other comprehensive income which is included within stockholders' equity. Available-for-sale marketable securities with maturities greater than three months at the date of purchase are included in short-term investments in our consolidated balance sheets. Interest, dividends, amortization and accretion of purchase premiums and discounts on these investments are included within Interest income in our consolidated statements of operations.

The cost of available-for-sale investments sold is based on the specific identification method. Realized gains and losses on the sale of available-for-sale investments are recorded in Other (expense) income, net.

We regularly review all of our investments for declines in fair value. The review includes but is not limited to (i) the consideration of the cause of the decline, (ii) any currently recorded expected credit losses and (iii) the creditworthiness of the respective security issuers. The amortized cost basis of our investments approximates its fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily include amounts related to receivables from financial institutions and leasing companies offering various financing products to our customers, sales of energy generation and storage products, sales of regulatory credits to other automotive manufacturers and government rebates already passed through to customers. We provide an allowance against accounts receivable for the amount we expect to be uncollectible. We write-off accounts receivable against the allowance when they are deemed uncollectible.

Depending on the day of the week on which the end of a fiscal quarter falls, our accounts receivable balance may fluctuate as we are waiting for certain customer payments to clear through our banking institutions and receipts of payments from our financing partners, which can take up to approximately two weeks based on the contractual payment terms with such partners. Our accounts receivable balances associated with our sales of regulatory credits, which are typically transferred to other manufacturers during the last few days of the quarter, is dependent on contractual payment terms. Additionally, government rebates can take up to a year or more to be collected depending on the customary processing timelines of the specific jurisdictions issuing them. These various factors may have a significant impact on our accounts receivable balance from period to period. As of December 31, 2022 and December 31, 2021, we had $753 million and $627 million, respectively, of long-term government rebates receivable in Other non-current assets in our consolidated balance sheets.

Financing Receivables

We provide financing options to our customers for our automotive and energy products. Financing receivables are carried at amortized cost, net of allowance for loan losses. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at levels considered adequate to cover expected credit losses on the financing receivables. In determining expected credit losses, we consider our historical level of credit losses, current economic trends, and reasonable and supportable forecasts that affect the collectability of the future cash flows.

When originating consumer receivables, we review the credit application, the proposed contract terms, credit bureau information (e.g., FICO score) and other information. Our evaluation emphasizes the applicant's ability to pay and creditworthiness focusing on payment, affordability, and applicant credit history as key considerations. Generally, all customers in this portfolio have strong creditworthiness at loan origination.

After origination, we review the credit quality of retail financing based on customer payment activity and aging analysis. For all financing receivables, we define "past due" as any payment, including principal and interest, which is at least 31 days past the contractual due date. As of December 31, 2022, the majority of our financing receivables were at current status with only an immaterial balance being past due. Additionally, as of December 31, 2022, the majority of our financing receivables, excluding MyPower notes receivable, were originated in 2022.

We have customer notes receivable under the legacy MyPower loan program, which provided residential customers with the option to finance the purchase of a solar energy system through a 30-year loan and were all originated prior to year 2018. The outstanding balances, net of any allowance for expected credit losses, are presented on the consolidated balance sheets as a component of Prepaid expenses and other current assets for the current portion and as Other non-current assets for the long-term portion. As of December 31, 2022 and 2021, the total outstanding balance of MyPower customer notes receivable, net of allowance for expected credit losses, was $280 million and $299 million, respectively, of which $7 million and $11 million were due in the next 12 months as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the allowance for expected credit losses was $37 million and $41 million, respectively.

Concentration of Risk

Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist of cash, cash equivalents, investments, restricted cash, accounts receivable and other finance receivables. Our cash and investments balances are primarily on deposit at high credit quality financial institutions or invested in money market funds. These deposits are typically in excess of insured limits. As of December 31, 2022 and December 31, 2021, no entity represented 10% or more of our total receivables balance.

Supply Risk

We are dependent on our suppliers, including single source suppliers, and the inability of these suppliers to deliver necessary components of our products in a timely manner at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components from these suppliers, could have a material adverse effect on our business, prospects, financial condition and operating results.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost for vehicles and energy products, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts. If our inventory on-hand is in excess of our future demand forecast, the excess amounts are written-off.

We also review our inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires us to determine the estimated selling price of our vehicles less the estimated cost to convert the inventory on-hand into a finished product. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Should our estimates of future selling prices or production costs change, additional and potentially material write-downs may be required. A small change in our estimates may result in a material charge to our reported financial results.

Operating Lease Vehicles

Vehicles that are leased as part of our direct vehicle leasing program are classified as operating lease vehicles at cost less accumulated depreciation. We generally depreciate their cost, less residual value, using the straight-line-method to cost of automotive leasing revenue over the contractual period. The gross cost of operating lease vehicles as of December 31, 2022 and December 31, 2021 was $6.08 billion and $5.28 billion, respectively. Operating lease vehicles on the consolidated balance sheets are presented net of accumulated depreciation of $1.04 billion and $773 million as of December 31, 2022 and December 31, 2021, respectively.

Digital Assets, Net

We currently account for all digital assets held as indefinite-lived intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. We have ownership of and control over our digital assets and we may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheet at cost, net of any impairment losses incurred since acquisition.

We determine the fair value of our digital assets on a nonrecurring basis in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"), based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level I inputs). We perform an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that our digital assets are impaired. In determining if an impairment has occurred, we consider the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. When the then current carrying value of a digital asset exceeds the fair value determined each quarter, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the prices determined.

Impairment losses are recognized within Restructuring and other in the consolidated statements of operations in the period in which the impairment is identified. Gains are not recorded until realized upon sale(s), at which point they are presented net of any impairment losses for the same digital assets held within Restructuring and other. In determining the gain to be recognized upon sale, we calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale.

See Note 3, *Digital Assets, Net*, for further information regarding digital assets.

Solar Energy Systems, Net

We are the lessor of solar energy systems. Solar energy systems are stated at cost less accumulated depreciation.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets, as follows:

Solar energy systems in service	30 to 35 years
Initial direct costs related to customer solar energy system lease acquisition costs	Lease term (up to 25 years)

Solar energy systems pending interconnection will be depreciated as solar energy systems in service when they have been interconnected and placed in-service. Solar energy systems under construction represents systems that are under installation, which will be depreciated as solar energy systems in service when they are completed, interconnected and placed in service. Initial direct costs related to customer solar energy system agreement acquisition costs are capitalized and amortized over the term of the related customer agreements.

Property, Plant and Equipment, Net

Property, plant and equipment, net, including leasehold improvements, are recognized at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the respective assets, as follows:

Machinery, equipment, vehicles and office furniture	3 to 15 years
Tooling	4 to 7 years
Building and building improvements	15 to 30 years
Computer equipment and software	3 to 10 years

Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the terms of the related leases.

Upon the retirement or sale of our property, plant and equipment, the cost and associated accumulated depreciation are removed from the consolidated balance sheet, and the resulting gain or loss is reflected on the consolidated statement of operations. Maintenance and repair expenditures are expensed as incurred while major improvements that increase the functionality, output or expected life of an asset are capitalized and depreciated ratably over the identified useful life.

Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction in progress is included within Property, plant and equipment, net and is amortized over the life of the related assets.

Long-Lived Assets Including Acquired Intangible Assets

We review our property, plant and equipment, solar energy systems, long-term prepayments and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. We measure recoverability by comparing the carrying amount to the future undiscounted cash flows that the asset is expected to generate. If the asset is not recoverable, its carrying amount would be adjusted down to its fair value. For the years ended December 31, 2022, 2021 and 2020, we have recognized no material impairments of our long-lived assets.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives, which range from three to thirty years.

Goodwill

We assess goodwill for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that it might be impaired, by comparing its carrying value to the reporting unit's fair value. For the years ended December 31, 2022, 2021, and 2020, we did not recognize any impairment of goodwill.

Capitalization of Software Costs

We capitalize costs incurred in the development of internal use software, during the application development stage to Property, plant and equipment, net on the consolidated balance sheets. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such costs are amortized on a straight-line basis over its estimated useful life of three years.

Software development costs incurred in development of software to be sold, leased, or otherwise marketed, incurred subsequent to the establishment of technological feasibility and prior to the general availability of the software are capitalized when they are expected to become significant. Such costs are amortized over the estimated useful life of the applicable software once it is made generally available to our customers.

We evaluate the useful lives of these assets on an annual basis, and we test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. For the years ended December 31, 2022, 2021, and 2020, we have recognized no impairments of capitalized software costs.

Foreign Currency

We determine the functional and reporting currency of each of our international subsidiaries and their operating divisions based on the primary currency in which they operate. In cases where the functional currency is not the U.S. dollar, we recognize a cumulative translation adjustment created by the different rates we apply to current period income or loss and the balance sheet. For each subsidiary, we apply the monthly average functional exchange rate to its monthly income or loss and the month-end functional currency rate to translate the balance sheet.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Transaction gains and losses are recognized in Other (expense) income, net, in the consolidated statements of operations. For the years ended December 31, 2022, 2021 and 2020, we recorded a net foreign currency transaction loss of $89 million, gain of $97 million and loss of $114 million, respectively.

Warranties

We provide a manufacturer's warranty on all new and used vehicles and a warranty on the installation and components of the energy generation and storage systems we sell for periods typically between 10 to 25 years. We accrue a warranty reserve for the products sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls if identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. The warranty reserve does not include projected warranty costs associated with our vehicles subject to operating lease accounting and our solar energy systems under lease contracts or PPAs, as the costs to repair these warranty claims are expensed as incurred. The portion of the warranty reserve expected to be incurred within the next 12 months is included within Accrued liabilities and other, while the remaining balance is included within Other long-term liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of Cost of revenues in the consolidated statements of operations. Due to the magnitude of our automotive business, accrued warranty balance is primarily related to our automotive segment. Accrued warranty activity consisted of the following (in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Accrued warranty—beginning of period	$ 2,101	$ 1,468	$ 1,089
Warranty costs incurred	(803)	(525)	(312)
Net changes in liability for pre-existing warranties, including expirations and foreign exchange impact	522	102	66
Provision for warranty	1,685	1,056	625
Accrued warranty—end of period	$ 3,505	$ 2,101	$ 1,468

Customer Deposits

Customer deposits primarily consist of cash payments from customers at the time they place an order or reservation for a vehicle or an energy product and any additional payments up to the point of delivery or the completion of installation. Customer deposits also include prepayments on contracts that can be cancelled without significant penalties, such as vehicle maintenance plans. Customer deposit amounts vary depending on the vehicle model, the energy product and the country of delivery. With the exception of a nominal order fee, customer deposits are fully refundable on vehicles prior to delivery and fully refundable in the case of an energy generation or storage product prior to the entry into a purchase agreement or in certain cases for a limited time thereafter (in accordance with applicable laws). Customer deposits are included in current liabilities until refunded, forfeited or applied towards the customer's purchase balance.

Government Assistance Programs and Incentives

Globally, the operation of our business is impacted by various government programs, incentives, and other arrangements. Government incentives are recorded in our consolidated financial statements in accordance with their purpose as a reduction of expense, or an offset to the related capital asset. The benefit is generally recorded when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt. The government incentives received by us are immaterial in all periods presented since the adoption of ASU 2021-10.

Gigafactory New York—New York State Investment and Lease

We have a lease through the Research Foundation for the SUNY Foundation with respect to Gigafactory New York. Under the lease and a related research and development agreement, we are continuing to designate further buildouts at the facility. We are required to comply with certain covenants, including hiring and cumulative investment targets. Under the terms of the arrangement, the SUNY Foundation paid for a majority of the construction costs related to the manufacturing facility and the acquisition and commissioning of certain manufacturing equipment; and we are responsible for any construction or equipment costs in excess of such amount (refer to Note 15, *Commitments and Contingencies*). This incentive reduces the related lease costs of the facility within the Energy generation and storage cost of revenues and operating expense line items in our consolidated statements of operations.

Gigafactory Shanghai—Land Use Rights and Economic Benefits

We have an agreement with the local government of Shanghai for land use rights at Gigafactory Shanghai. Under the terms of the arrangement, we are required to meet a cumulative capital expenditure target and an annual tax revenue target starting at the end of 2023. In addition, the Shanghai government has granted to our Gigafactory Shanghai subsidiary certain incentives to be used in connection with eligible capital investments at Gigafactory Shanghai (refer to Note 15, *Commitments and Contingencies*). For the years ended December 31, 2022 and 2021, we received grant funding of $76 million and $6 million, respectively. These incentives offset the related costs of our facilities and are recorded as a reduction of the cost of the capital investment within the Property, plant and equipment, net line item in our consolidated balance sheets. The incentive therefore reduces the depreciation expense over the useful lives of the related equipment.

Nevada Tax Incentives

In connection with the construction of Gigafactory Nevada, we entered into agreements with the State of Nevada and Storey County in Nevada that provide abatements for specified taxes, discounts to the base tariff energy rates and transferable tax credits of up to $195 million in consideration of capital investment and hiring targets that were met at Gigafactory Nevada.

Gigafactory Texas Tax Incentives

In connection with the construction of Gigafactory Texas, we entered into a 20-year agreement with Travis County in Texas pursuant to which we would receive grant funding equal to 70-80% of property taxes paid by us to Travis County and a separate 10-year agreement with the Del Valle Independent School District in Texas pursuant to which a portion of the taxable value of our property would be capped at a specified amount, in each case subject to our meeting certain minimum economic development metrics through our construction and operations at Gigafactory Texas. This incentive is recorded as a reduction of the related expenses within the Cost of automotive revenues and operating expense line items of our consolidated statements of operations.

Defined Contribution Plan

We have a 401(k) savings plan in the U.S. that is intended to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code and a number of savings plans internationally. Under the 401(k) savings plan, participating employees may elect to contribute up to 90% of their eligible compensation, subject to certain limitations. Beginning in January 2022, we began to match 50% of each employee's contributions up to a maximum of 6% (capped at $3,000) of the employee's eligible compensation, vested upon one year of service. We recognized $91 million of expenses related to employer contributions for the 401(k) savings plan during the year ended December 31, 2022.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. This ASU is currently not expected to have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which we adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. This ASU is currently not expected to have a material impact on our consolidated financial statements.

On August 16, 2022, the IRA was enacted into law and is effective for taxable years beginning after December 31, 2022. The IRA includes multiple incentives to promote clean energy, electric vehicles, battery and energy storage manufacture or purchase, in addition to a new corporate alternative minimum tax of 15% on adjusted financial statement income of corporations with profits greater than $1 billion. These measures may materially affect our consolidated financial statements, and we will continue to evaluate the applicability and effect of the IRA as more guidance is issued.

Recently adopted accounting pronouncements

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The ASU is effective as of December 21, 2022 through December 31, 2024. We continue to evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. We adopted ASU 2022-06 during 2022. The ASU has not and is currently not expected to have a material impact on our consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022. Adoption of this ASU did not have a material impact on our consolidated financial statements.

ASU 2020-06

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The ASU simplifies the accounting for convertible instruments by removing certain separation models in ASC 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments. The ASU updates the guidance on certain embedded conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, such that those features are no longer required to be separated from the host contract. The convertible debt instruments will be accounted for as a single liability measured at amortized cost. This will also result in the interest expense recognized for convertible debt instruments to be typically closer to the coupon interest rate when applying the guidance in Topic 835, Interest. Further, the ASU made amendments to the EPS guidance in Topic 260 for convertible debt instruments, the most significant impact of which is requiring the use of the if-converted method for diluted EPS calculation, and no longer allowing the net share settlement method. The ASU also made revisions to Topic 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments to Topic 815-40 change the scope of contracts that are recognized as assets or liabilities.

On January 1, 2021, we adopted the ASU using the modified retrospective method. We recognized a cumulative effect of initially applying the ASU as an adjustment to the January 1, 2021 opening balance of accumulated deficit. Due to the recombination of the equity conversion component of our convertible debt remaining outstanding, additional paid in capital and convertible senior notes (mezzanine equity) were reduced. The removal of the remaining debt discounts recorded for this previous separation had the effect of increasing our net debt balance and the reduction of property, plant and equipment was related to previously capitalized interest. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods.

Accordingly, the cumulative effect of the changes made on our January 1, 2021 consolidated balance sheet for the adoption of the ASU was as follows (in millions):

	Balances at December 31, 2020	Adjustments from Adoption of ASU 2020-06	Balances at January 1, 2021
Assets			
Property, plant and equipment, net	$ 12,747	$ (45)	$ 12,702
Liabilities			
Current portion of debt and finance leases	2,132	50	2,182
Debt and finance leases, net of current portion	9,556	219	9,775
Mezzanine equity			
Convertible senior notes	51	(51)	—
Equity			
Additional paid-in capital	27,260	(474)	26,786
Accumulated deficit	(5,399)	211	(5,188)

Note 3 – Digital Assets, Net

During the years ended December 31, 2022 and 2021, we purchased and/or received an immaterial amount and $1.50 billion, respectively, of digital assets. As of December 31, 2022, we have converted approximately 75% of our purchases into fiat currency. During the years ended December 31, 2022 and 2021, we recorded $204 million and $101 million of impairment losses on such digital assets, respectively. During the years ended December 31, 2022 and 2021, we realized gains of $64 million and $128 million, respectively, in connection with converting our holdings of digital assets into fiat currency. The gains are presented net of impairment losses in Restructuring and other in the consolidated statements of operations. As of December 31, 2022 and 2021, the carrying value of our digital assets held was $184 million and $1.26 billion, which reflects cumulative impairments of $204 million and $101 million, each period, respectively. The fair market value of such digital assets held as of December 31, 2022 and 2021 was $191 million and $1.99 billion, respectively.

Note 4 – Goodwill and Intangible Assets

Goodwill decreased $6 million within the automotive segment from $200 million as of December 31, 2021 to $194 million as of December 31, 2022. There were no accumulated impairment losses as of December 31, 2022 and 2021.

The net carrying value of our intangible assets decreased from $257 million as of December 31, 2021 to $215 million as of December 31, 2022 mainly from amortization.

Note 5 – Fair Value of Financial Instruments

ASC 820 states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value. Our assets and liabilities that were measured at fair value on a recurring basis were as follows (in millions):

	December 31, 2022				December 31, 2021			
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Money market funds	$ 2,188	$ 2,188	$ —	$ —	$ 9,548	$ 9,548	$ —	$ —
U.S. government securities	894	—	894	—	—	—	—	—
Corporate debt securities	885	—	885	—	131	—	131	—
Certificates of deposit and time deposits	4,253	—	4,253	—	—	—	—	—
Interest rate swap liabilities	—	—	—	—	31	—	31	—
Total	$ 8,220	$ 2,188	$ 6,032	$ —	$ 9,710	$ 9,548	$ 162	$ —

All of our money market funds were classified within Level I of the fair value hierarchy because they were valued using quoted prices in active markets. Our U.S. government securities, certificates of deposit, time deposits and corporate debt securities are classified within Level II of the fair value hierarchy and the market approach was used to determine fair value of these investments. Our interest rate swaps were classified within Level II of the fair value hierarchy because they were valued using alternative pricing sources or models that utilized market observable inputs, including current and forward interest rates.

Our cash, cash equivalents and investments classified by security type as of December 31, 2022 and 2021 consisted of the following (in millions):

	December 31, 2022					
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-Term Investments
Cash	$ 13,965	$ —	$ —	$ 13,965	$ 13,965	$ —
Money market funds	2,188	—	—	2,188	2,188	—
U.S. government securities	897	—	(3)	894	—	894
Corporate debt securities	907	—	(22)	885	—	885
Certificates of deposit and time deposits	4,252	1	—	4,253	100	4,153
Total cash, cash equivalents and short-term investments	$ 22,209	$ 1	$ (25)	$ 22,185	$ 16,253	$ 5,932

| | December 31, 2021 | | | | | | |
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-Term Investments
Cash	$ 8,028	$ —	$ —	$ 8,028	$ 8,028	$ —
Money market funds	9,548	—	—	9,548	9,548	—
Corporate debt securities	132	—	(1)	131	—	131
Total cash, cash equivalents and short-term investments	$ 17,708	$ —	$ (1)	$ 17,707	$ 17,576	$ 131

We record gross realized gains, losses and credit losses as a component of Other (expense) income, net in the consolidated statements of operations. For the years ended December 31, 2022 and 2021, we did not recognize any material gross realized gains, losses or credit losses. The ending allowance balances for credit losses were immaterial as of December 31, 2022 and December 31, 2021. We have determined that the gross unrealized losses on our investments as of December 31, 2022 and December 31, 2021 were temporary in nature.

The following table summarizes the fair value of our investments by stated contractual maturities as of December 31, 2022 (in millions):

Due in 1 year or less	$ 5,135
Due in 1 year through 5 years	636
Due in 5 years through 10 years	161
Total	$ 5,932

Disclosure of Fair Values

Our financial instruments that are not re-measured at fair value include accounts receivable, financing receivables, accounts payable, accrued liabilities, customer deposits and debt. The carrying values of these financial instruments approximate their fair values, other than our 2.375% Convertible Senior Notes due in 2022 ("2022 Notes") and 2.00% Convertible Senior Notes due in 2024 ("2024 Notes") (collectively referred to as "Convertible Senior Notes" below).

We estimate the fair value of the Convertible Senior Notes using commonly accepted valuation methodologies and market-based risk measurements that are indirectly observable, such as credit risk (Level II). The following table presents the estimated fair values and the carrying values (in millions):

| | December 31, 2022 | | December 31, 2021 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Convertible Senior Notes (1)	$ 37	$ 223	$ 119	$ 2,016

(1) The 2022 Notes were fully settled in the first quarter of 2022.

Note 6 – Inventory

Our inventory consisted of the following (in millions):

	December 31, 2022	December 31, 2021
Raw materials	$ 6,137	$ 2,816
Work in process	2,385	1,089
Finished goods (1)	3,475	1,277
Service parts	842	575
Total	$ 12,839	$ 5,757

(1) Finished goods inventory includes vehicles in transit to fulfill customer orders, new vehicles available for sale, used vehicles and energy products available for sale.

For solar energy systems, we commence transferring component parts from inventory to construction in progress, a component of solar energy systems, once a lease or PPA contract with a customer has been executed and installation has been initiated. Additional costs incurred on the leased solar energy systems, including labor and overhead, are recorded within solar energy systems under construction.

We write-down inventory for any excess or obsolete inventories or when we believe that the net realizable value of inventories is less than the carrying value. During the years ended December 31, 2022, 2021 and 2020 we recorded write-downs of $144 million, $106 million and $145 million, respectively, in Cost of revenues in the consolidated statements of operations.

Note 7 – Solar Energy Systems, Net

Our solar energy systems, net, consisted of the following (in millions):

	December 31, 2022		December 31, 2021	
Solar energy systems in service	$	6,785	$	6,809
Initial direct costs related to customer solar energy system lease acquisition costs		104		104
		6,889		6,913
Less: accumulated depreciation and amortization (1)		(1,418)		(1,187)
		5,471		5,726
Solar energy systems under construction		2		18
Solar energy systems pending interconnection		16		21
Solar energy systems, net (2)	$	5,489	$	5,765

(1) Depreciation and amortization expense during the years ended December 31, 2022, 2021 and 2020 was $235 million, $236 million and $232 million, respectively.

(2) As of December 31, 2022 and 2021, there were $802 million and $1.02 billion, respectively, of gross solar energy systems under lease pass-through fund arrangements with accumulated depreciation of $148 million and $165 million, respectively.

Note 8 – Property, Plant and Equipment, Net

Our property, plant and equipment, net, consisted of the following (in millions):

	December 31, 2022		December 31, 2021	
Machinery, equipment, vehicles and office furniture	$	13,558	$	9,953
Tooling		2,579		2,188
Leasehold improvements		2,366		1,826
Land and buildings		7,751		4,675
Computer equipment, hardware and software		2,072		1,414
Construction in progress		4,263		5,559
		32,589		25,615
Less: Accumulated depreciation		(9,041)		(6,731)
Total	$	23,548	$	18,884

Construction in progress is primarily comprised of construction of Gigafactory Texas and Gigafactory Berlin-Brandenburg, and equipment and tooling related to the manufacturing of our products. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest on outstanding debt is capitalized during periods of significant capital asset construction and amortized over the useful lives of the related assets. During the years ended December 31, 2022, 2021 and 2020, we capitalized interest of an immaterial amount, $53 million and $48 million, respectively.

Depreciation expense during the years ended December 31, 2022, 2021 and 2020 was $2.42 billion, $1.91 billion and $1.57 billion, respectively.

Panasonic has partnered with us on Gigafactory Nevada with investments in the production equipment that it uses to manufacture and supply us with battery cells. Under our arrangement with Panasonic, we plan to purchase the full output from their production equipment at negotiated prices. As the terms of the arrangement convey a finance lease under ASC 842, we account for their production equipment as leased assets when production commences. We account for each lease and any non-lease components associated with that lease as a single lease component for all asset classes, except production equipment classes embedded in supply agreements. This results in us recording the cost of their production equipment within Property, plant and equipment, net, on the consolidated balance sheets with a corresponding liability recorded to debt and finance leases. Depreciation on Panasonic production equipment is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive life of the respective assets. As of December 31, 2022 and 2021, we had cumulatively capitalized gross costs of $2.01 billion and $1.98 billion, respectively, on the consolidated balance sheets in relation to the production equipment under our Panasonic arrangement.

Note 9 – Accrued Liabilities and Other

Our accrued liabilities and other current liabilities consisted of the following (in millions):

	December 31, 2022	December 31, 2021
Accrued purchases (1)	$ 2,747	$ 2,045
Taxes payable (2)	1,235	1,122
Payroll and related costs	1,026	906
Accrued warranty reserve, current portion	1,025	703
Sales return reserve, current portion	270	265
Operating lease liabilities, current portion	485	368
Other current liabilities	354	310
Total	$ 7,142	$ 5,719

(1) Accrued purchases primarily reflects receipts of goods and services for which we had not yet been invoiced. As we are invoiced for these goods and services, this balance will reduce and accounts payable will increase. For the year ended December 31, 2022, accrued purchases increased as we continued construction and expansion of our facilities and operations.

(2) Taxes payable includes value added tax, sales tax, property tax, use tax and income tax payables.

Note 10 – Other Long-Term Liabilities

Our other long-term liabilities consisted of the following (in millions):

	December 31, 2022	December 31, 2021
Operating lease liabilities	$ 2,164	$ 1,671
Accrued warranty reserve	2,480	1,398
Sales return reserve	51	133
Deferred tax liability	82	24
Other non-current liabilities	553	320
Total other long-term liabilities	$ 5,330	$ 3,546

Note 11 – Debt

The following is a summary of our debt and finance leases as of December 31, 2022 (in millions):

	Net Carrying Value		Unpaid Principal Balance	Unused Committed Amount (1)	Contractual Interest Rates	Contractual Maturity Date
	Current	Long-Term				
Recourse debt:						
2024 Notes	$ —	$ 37	$ 37	$ —	2.00%	May 2024
Credit Agreement	—	—	—	2,266	Not applicable	July 2023
Solar Bonds	—	7	7	—	4.70-5.75%	March 2025 - January 2031
Total recourse debt	—	44	44	2,266		
Non-recourse debt:						
Automotive Asset-backed Notes	984	613	1,603	—	0.36-4.64%	December 2023-September 2025
Solar Asset-backed Notes	4	13	17	—	4.80%	December 2026
Cash Equity Debt	28	359	397	—	5.25-5.81%	July 2033-January 2035
Automotive Lease-backed Credit Facilities	—	—	—	151	Not applicable	September 2024
Total non-recourse debt	1,016	985	2,017	151		
Total debt	1,016	1,029	$ 2,061	$ 2,417		
Finance leases	486	568				
Total debt and finance leases	$ 1,502	$ 1,597				

The following is a summary of our debt and finance leases as of December 31, 2021 (in millions):

	Net Carrying Value		Unpaid Principal Balance	Unused Committed Amount (1)	Contractual Interest Rates	Contractual Maturity Date
	Current	Long-Term				
Recourse debt:						
2022 Notes	$ 29	$ —	$ 29	$ —	2.375%	March 2022
2024 Notes	1	89	91	—	2.00%	May 2024
Credit Agreement	—	1,250	1,250	920	3.25%	July 2023
Solar Bonds	0	7	7	—	4.00-5.75%	January 2022-January 2031
Total recourse debt	30	1,346	1,377	920		
Non-recourse debt:						
Automotive Asset-backed Notes	1,007	1,706	2,723	—	0.12-5.48%	September 2022-September 2025
Solar Asset and Loan-backed Notes	27	800	844	—	2.87-7.74%	September 2024-September 2049
Cash Equity Debt	24	388	422	—	5.25-5.81%	July 2033-January 2035
Automotive Lease-backed Credit Facilities	—	—	—	167	Not applicable	September 2023
Other Loans	—	14	14	21	5.10%	February 2033
Total non-recourse debt	1,058	2,908	4,003	188		
Total debt	1,088	4,254	$ 5,380	$ 1,108		
Finance leases	501	991				
Total debt and finance leases	$ 1,589	$ 5,245				

(1) There are no restrictions on draw-down or use for general corporate purposes with respect to any available committed funds under our credit facilities, except certain specified conditions prior to draw-down, including pledging to our lenders sufficient amounts of qualified receivables, inventories, leased vehicles and our interests in those leases or various other assets and as may be described below.

Recourse debt refers to debt that is recourse to our general assets. Non-recourse debt refers to debt that is recourse to only assets of our subsidiaries. The differences between the unpaid principal balances and the net carrying values are due to debt discounts or deferred financing costs. As of December 31, 2022, we were in material compliance with all financial debt covenants.

2022 Notes, Bond Hedges and Warrant Transactions

During the first quarter of 2022, the remaining $29 million in aggregate principal amount of the 2022 Notes was converted and settled in cash for their par amount, and 1.2 million shares of our common stock were issued for the applicable conversion premium, as adjusted to give effect to the 2022 Stock Split. The note hedges we entered into in connection with the issuance of the 2022 Notes were automatically settled with the respective conversions of the 2022 Notes, resulting in the receipt of 1.2 million shares of our common stock during the same period, as adjusted to give effect to the 2022 Stock Split. Additionally, during the year ended December 31, 2022, we fully settled the warrants entered into in connection with the issuance of the 2022 Notes, resulting in the issuance of 37.0 million shares of our common stock, as adjusted to give effect to the 2022 Stock Split.

2024 Notes, Bond Hedges and Warrant Transactions

In May 2019, we issued $1.84 billion in aggregate principal amount of our 2024 Notes in a public offering. The net proceeds from the issuance, after deducting transaction costs, were $1.82 billion.

As adjusted to give effect to the 2022 Stock Split, each $1,000 of principal of the 2024 Notes is now convertible into 48.4140 shares of our common stock, which is equivalent to a conversion price of approximately $20.66 per share, subject to adjustment upon the occurrence of specified events. Holders of the 2024 Notes may convert, at their option, on or after February 15, 2024. Further, holders of the 2024 Notes may convert, at their option, prior to February 15, 2024 only under the following circumstances: (1) during any calendar quarter commencing after September 30, 2019 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each trading day; (2) during the five-business day period after any five-consecutive trading day period in which the trading price per $1,000 principal amount of the 2024 Notes for each trading day of such period is less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day, or (3) if specified corporate events occur. Upon conversion, the 2024 Notes will be settled in cash, shares of our common stock or a combination thereof, at our election. If a fundamental change occurs prior to the maturity date, holders of the 2024 Notes may require us to repurchase all or a portion of their 2024 Notes for cash at a repurchase price equal to 100% of the principal amount plus any accrued and unpaid interest. In addition, if specific corporate events occur prior to the maturity date, we would increase the conversion rate for a holder who elects to convert its 2024 Notes in connection with such an event in certain circumstances. Early conversion of notes which are scheduled to settle in the following quarter are classified as current in our consolidated balance sheets.

In connection with the offering of the 2024 Notes, we entered into convertible note hedge transactions whereby we had the option to purchase 89.1 million shares of our common stock at a price of approximately $20.66 per share, as adjusted to give effect to the 2022 Stock Split. The cost of the convertible note hedge transactions was $476 million. In addition, we sold warrants whereby the holders of the warrants had the option to purchase 89.1 million shares of our common stock at a price of approximately $40.50 per share, as adjusted to give effect to the 2022 Stock Split. We received $174 million in cash proceeds from the sale of these warrants. Taken together, the purchase of the convertible note hedges and the sale of the warrants were intended to effectively increase the overall conversion price from approximately $20.66 to approximately $40.50 per share. As these transactions meet certain accounting criteria, the convertible note hedges and warrants were recorded in stockholders' equity and were not accounted for as derivatives. The net cost incurred in connection with the convertible note hedge and warrant transactions was recorded as a reduction to additional paid-in capital on the consolidated balance sheet.

The closing price of our common stock exceeded 130% of the applicable conversion price on at least 20 of the last 30 consecutive trading days of each quarter in 2022, causing the 2024 Notes to be convertible by their holders in the subsequent quarter. During the year ended December 31, 2022, $54 million in aggregate principal amount of the 2024 Notes was converted and settled in cash for their par amount, and 2.4 million shares of our common stock were issued for the applicable conversion premium, as adjusted to give effect to the 2022 Stock Split. The note hedges we entered into in connection with the issuance of the 2024 Notes were automatically settled with the respective conversions of the 2024 Notes, resulting in the receipt of 2.4 million shares of our common stock during the same period, as adjusted to give effect to the 2022 Stock Split. As of December 31, 2022, the if-converted value of the notes exceeds the outstanding principal amount by $186 million.

Credit Agreement

In June 2015, we entered into a senior asset-based revolving credit agreement (as amended from time to time, the "Credit Agreement") with a syndicate of banks. Borrowed funds bear interest, at our option, at an annual rate of (a) 1% plus LIBOR or (b) the highest of (i) the federal funds rate plus 0.50%, (ii) the lenders' "prime rate" or (iii) 1% plus LIBOR. The fee for undrawn amounts is 0.25% per annum. The Credit Agreement is secured by certain of our accounts receivable, inventory and equipment. Availability under the Credit Agreement is based on the value of such assets, as reduced by certain reserves.

In January 2023, we entered into a 5-year senior unsecured revolving credit facility (the "RCF Credit Agreement") with a syndicate of banks to replace the existing Credit Agreement, which was terminated. The RCF Credit Agreement contains two optional one-year extensions and has a total commitment of up to $5.00 billion, which could be increased up to $7.00 billion under certain circumstances. The underlying borrowings may be used for general corporate purposes. Borrowed funds accrue interest at a variable rate equal to: (i) for dollar-denominated loans, at our election, (a) Term SOFR (the forward-looking secured overnight financing rate) plus 0.10%, or (b) an alternate base rate; (ii) for loans denominated in pounds sterling, SONIA (the sterling overnight index average reference rate); or (iii) for loans denominated in euros, an adjusted EURIBOR (euro interbank offered rate); in each case, plus an applicable margin. The applicable margin will be based on the rating assigned to our senior, unsecured long-term indebtedness (the "Credit Rating") from time to time. The fee for undrawn amounts is variable based on the Credit Rating and is currently 0.15% per annum.

Automotive Asset-backed Notes

From time to time, we transfer receivables or beneficial interests related to certain leased vehicles into special purpose entities ("SPEs") and issue Automotive Asset-backed Notes, backed by these automotive assets to investors. The SPEs are consolidated in the financial statements. The cash flows generated by these automotive assets are used to service the principal and interest payments on the Automotive Asset-backed Notes and satisfy the SPEs' expenses, and any remaining cash is distributed to the owners of the SPEs. We recognize revenue earned from the associated customer lease contracts in accordance with our revenue recognition policy. The SPEs' assets and cash flows are not available to our other creditors, and the creditors of the SPEs, including the Automotive Asset-backed Note holders, have no recourse to our other assets.

Solar Asset and Loan-backed Notes

Our subsidiaries pooled and transferred qualifying solar energy systems and the associated customer contracts, our interests in certain financing funds or certain MyPower customer notes receivable into SPEs and issued Solar Asset and Loan-backed Notes backed by these solar assets, interests to investors or MyPower customer notes receivable. The SPEs are wholly owned by us and are consolidated in the financial statements. The cash flows generated by these solar assets and notes receivable, or distributed by the underlying financing funds to certain SPEs are used to service the principal and interest payments on the Solar Asset and Loan-backed Notes and satisfy the SPEs' expenses, and any remaining cash is distributed to us. The SPEs' assets and cash flows are not available to our other creditors, and the creditors of the SPEs, including the Solar Asset and Loan-backed Note holders, have no recourse to our other assets. We contracted with certain SPEs to provide operations & maintenance and administrative services for the solar energy systems. As of December 31, 2022, solar assets pledged as collateral for Solar Asset and Loan-backed Notes had a carrying value of $69 million and are included within Solar energy systems, net, on the consolidated balance sheet.

During the year ended December 31, 2022, we early repaid $819 million in aggregate principal of the Solar Asset and Loan-backed Notes and recorded an extinguishment of debt charge of $24 million related to the early repayments in Interest expense in the consolidated statement of operations.

Cash Equity Debt

In connection with the cash equity financing deals closed in 2016, our subsidiaries issued $502 million in aggregate principal amount of debt that bears interest at fixed rates. This debt is secured by, among other things, our interests in certain financing funds and is non-recourse to our other assets.

Automotive Lease-backed Credit Facilities

Our subsidiaries have entered into various credit agreements for borrowings secured by our interests in certain vehicle leases. These facilities are non-recourse to our other assets.

Pledged Assets

As of December 31, 2022 and 2021, we had pledged or restricted $2.02 billion and $5.25 billion of our assets (consisting principally of restricted cash, receivables, inventory, solar energy systems, operating lease vehicles, property and equipment and equity interests in certain SPEs) as collateral for our outstanding debt.

Schedule of Principal Maturities of Debt

The future scheduled principal maturities of debt as of December 31, 2022 were as follows (in millions):

	Recourse debt		Non-recourse debt		Total	
2023	$	0	$	1,020	$	1,020
2024		37		648		685
2025		4		35		39
2026		0		35		35
2027		—		25		25
Thereafter		3		254		257
Total	$	44	$	2,017	$	2,061

Note 12 – Leases

We have entered into various operating and finance lease agreements for certain of our offices, manufacturing and warehouse facilities, retail and service locations, equipment, vehicles, and solar energy systems, worldwide. We determine if an arrangement is a lease, or contains a lease, at inception and record the leases in our financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

We have lease agreements with lease and non-lease components, and have elected to utilize the practical expedient to account for lease and non-lease components together as a single combined lease component, from both a lessee and lessor perspective with the exception of direct sales-type leases and production equipment classes embedded in supply agreements. From a lessor perspective, the timing and pattern of transfer are the same for the non-lease components and associated lease component and, the lease component, if accounted for separately, would be classified as an operating lease.

We have elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of our leases do not provide an implicit rate of return, we used our incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

Our leases, where we are the lessee, often include options to extend the lease term for up to 10 years. Some of our leases also include options to terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

Lease expense for operating leases is recognized on a straight-line basis over the lease term as cost of revenues or operating expenses depending on the nature of the leased asset. Certain operating leases provide for annual increases to lease payments based on an index or rate. We calculate the present value of future lease payments based on the index or rate at the lease commencement date for new leases. Differences between the calculated lease payment and actual payment are expensed as incurred. Amortization of finance lease assets is recognized over the lease term as cost of revenues or operating expenses depending on the nature of the leased asset. Interest expense on finance lease liabilities is recognized over the lease term within Interest expense in the consolidated statements of operations.

The balances for the operating and finance leases where we are the lessee are presented as follows (in millions) within our consolidated balance sheets:

	December 31, 2022	December 31, 2021
Operating leases:		
Operating lease right-of-use assets	$ 2,563	$ 2,016
Accrued liabilities and other	$ 485	$ 368
Other long-term liabilities	2,164	1,671
Total operating lease liabilities	$ 2,649	$ 2,039
Finance leases:		
Solar energy systems, net	$ 25	$ 27
Property, plant and equipment, net	1,094	1,536
Total finance lease assets	$ 1,119	$ 1,563
Current portion of long-term debt and finance leases	$ 486	$ 501
Long-term debt and finance leases, net of current portion	568	991
Total finance lease liabilities	$ 1,054	$ 1,492

The components of lease expense are as follows (in millions) within our consolidated statements of operations:

	Year Ended December 31,		
	2022	2021	2020
Operating lease expense:			
Operating lease expense (1)	$ 798	$ 627	$ 451
Finance lease expense:			
Amortization of leased assets	$ 493	$ 415	$ 348
Interest on lease liabilities	72	89	100
Total finance lease expense	$ 565	$ 504	$ 448
Total lease expense	$ 1,363	$ 1,131	$ 899

(1)   Includes short-term leases and variable lease costs, which are immaterial.

Other information related to leases where we are the lessee is as follows:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term:		
Operating leases	6.4 years	6.5 years
Finance leases	3.1 years	4.2 years
Weighted-average discount rate:		
Operating leases	5.3%	5.0%
Finance leases	5.7%	5.8%

Supplemental cash flow information related to leases where we are the lessee is as follows (in millions):

	Year Ended December 31,					
	2022		2021		2020	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash outflows from operating leases	$	754	$	616	$	456
Operating cash outflows from finance leases (interest payments)	$	75	$	89	$	100
Financing cash outflows from finance leases	$	502	$	439	$	338
Leased assets obtained in exchange for finance lease liabilities	$	58	$	486	$	188
Leased assets obtained in exchange for operating lease liabilities	$	1,059	$	818	$	553

As of December 31, 2022, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows (in millions):

	Operating Leases		Finance Leases	
2023	$	610	$	534
2024		558		387
2025		490		122
2026		383		52
2027		300		31
Thereafter		805		4
Total minimum lease payments		3,146		1,130
Less: Interest		497		76
Present value of lease obligations		2,649		1,054
Less: Current portion		485		486
Long-term portion of lease obligations	$	2,164	$	568

As of December 31, 2022, we have excluded from the table above additional operating leases that have not yet commenced with aggregate rent payments of $901 million. These operating leases will commence between fiscal year 2023 and 2024 with lease terms of 2 years to 15 years.

Operating Lease and Sales-type Lease Receivables

We are the lessor of certain vehicle and solar energy system arrangements as described in Note 2, *Summary of Significant Accounting Policies*. As of December 31, 2022, maturities of our operating lease and sales-type lease receivables from customers for each of the next five years and thereafter were as follows (in millions):

	Operating Leases		Sales-type Leases	
2023	$	1,212	$	202
2024		900		208
2025		463		192
2026		215		174
2027		194		49
Thereafter		1,697		12
Gross lease receivables	$	4,681	$	837

The above table does not include vehicle sales to customers or leasing partners with a resale value guarantee as the cash payments were received upfront. For our solar PPA arrangements, customers are charged solely based on actual power produced by the installed solar energy system at a predefined rate per kilowatt-hour of power produced. The future payments from such arrangements are not included in the above table as they are a function of the power generated by the related solar energy systems in the future.

Net Investment in Sales-type Leases

Net investment in sales-type leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated balance sheets as a component of Prepaid expenses and other current assets for the current portion and as Other non-current assets for the long-term portion. Lease receivables relating to sales-type leases are presented on the consolidated balance sheets as follows (in millions):

	December 31, 2022		December 31, 2021	
Gross lease receivables	$	837	$	427
Unearned interest income		(95)		(50)
Allowance for expected credit losses		(4)		(1)
Net investment in sales-type leases	$	738	$	376
Reported as:				
Prepaid expenses and other current assets	$	164	$	73
Other non-current assets		574		303
Net investment in sales-type leases	$	738	$	376

Lease Pass-Through Financing Obligation

As of December 31, 2022, we have six transactions referred to as "lease pass-through fund arrangements." Under these arrangements, our wholly owned subsidiaries finance the cost of solar energy systems with investors through arrangements contractually structured as master leases for an initial term ranging between 10 and 25 years. These solar energy systems are subject to lease or PPAs with customers with an initial term not exceeding 25 years.

Under a lease pass-through fund arrangement, the investor makes a large upfront payment to the lessor, which is one of our subsidiaries, and in some cases, subsequent periodic payments. As of December 31, 2022, the future minimum master lease payments to be received from investors, for each of the next five years and thereafter, were as follows (in millions):

2023	$	26
2024		18
2025		27
2026		28
2027		29
Thereafter		366
Total	$	494

Note 13 – Equity Incentive Plans

In June 2019, we adopted the 2019 Equity Incentive Plan (the "2019 Plan"). The 2019 Plan provides for the grant of stock options, restricted stock, RSUs, stock appreciation rights, performance units and performance shares to our employees, directors and consultants. Stock options granted under the 2019 Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options may only be granted to our employees. Nonstatutory stock options may be granted to our employees, directors and consultants. Generally, our stock options and RSUs vest over four years and our stock options are exercisable over a maximum period of 10 years from their grant dates. Vesting typically terminates when the employment or consulting relationship ends.

As of December 31, 2022, 148.0 million shares were reserved and available for issuance under the 2019 Plan, as adjusted to give effect to the 2022 Stock Split.

The following table summarizes our stock option and RSU activity for the year ended December 31, 2022:

	Stock Options				RSUs	
	Number of Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in billions)	Number of RSUs (in thousands)	Weighted-Average Grant Date Fair Value
Beginning of period (1)	357,120	$ 28.15			34,312	$ 88.23
Granted	4,120	$ 226.53			8,714	$ 239.85
Exercised or released	(7,971)	$ 27.96			(17,702)	$ 61.74
Cancelled	(9,705)	$ 24.25			(3,991)	$ 140.68
End of period	343,564	$ 30.65	5.19	$ 32.79	21,333	$ 162.32
Vested and expected to vest, December 31, 2022	343,105	$ 30.61	5.19	$ 32.75	21,323	$ 162.33
Exercisable and vested, December 31, 2022 (2)	304,862	$ 25.68	5.08	$ 29.93		

(1) Prior period results have been adjusted to give effect to the 2022 Stock Split. See Note 1, *Overview*, for details.
(2) Tranche 12 of the 2018 CEO Performance Award, which represents 25.3 million stock options, was achieved in the fourth quarter of 2022 and will vest upon expected certification following the filing of this Annual Report on Form 10-K.

The weighted-average grant date fair value of RSUs granted in the years ended December 31, 2022, 2021 and 2020 was $239.85, $261.33 and $100.17, respectively, as adjusted to give effect to the 2022 Stock Split. The aggregate release date fair value of RSUs in the years ended December 31, 2022, 2021 and 2020 was $4.32 billion, $5.70 billion and $3.25 billion, respectively.

The aggregate intrinsic value of options exercised in the years ended December 31, 2022, 2021, and 2020 was $1.90 billion, $26.88 billion and $1.55 billion, respectively. During the year ended December 31, 2021, our CEO exercised all of the remaining vested options from the 2012 CEO Performance Award, which amounted to an intrinsic value of $23.45 billion.

ESPP

Our employees are eligible to purchase our common stock through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The purchase price would be 85% of the lower of the fair market value on the first and last trading days of each six-month offering period. During the years ended December 31, 2022, 2021 and 2020, under the ESPP we issued 1.4 million, 1.5 million and 5.5 million shares, respectively, as adjusted to give effect to the 2022 Stock Split. As of December 31, 2022, there were 99.9 million shares available for issuance under the ESPP, as adjusted to give effect to the 2022 Stock Split.

Fair Value Assumptions

We use the fair value method in recognizing stock-based compensation expense. Under the fair value method, we estimate the fair value of each stock option award with service or service and performance conditions and the ESPP on the grant date generally using the Black-Scholes option pricing model. The weighted-average assumptions used in the Black-Scholes model for stock options are as follows:

	Year Ended December 31,		
	2022	2021	2020
Risk-free interest rate	3.11%	0.66%	0.26%
Expected term (in years)	4.1	4.3	3.9
Expected volatility	63%	59%	69%
Dividend yield	0.0%	0.0%	0.0%
Grant date fair value per share (1)	$ 114.51	$ 128.02	$ 72.05

(1) Prior period results have been adjusted to give effect to the 2022 Stock Split. See Note 1, *Overview*, for details.

The fair value of RSUs with service or service and performance conditions is measured on the grant date based on the closing fair market value of our common stock. The risk-free interest rate is based on the U.S. Treasury yield for zero-coupon U.S. Treasury notes with maturities approximating each grant's expected life. We use our historical data in estimating the expected term of our employee grants. The expected volatility is based on the average of the implied volatility of publicly traded options for our common stock and the historical volatility of our common stock.

2018 CEO Performance Award

In March 2018, our stockholders approved the Board of Directors' grant of 304.0 million stock option awards, as adjusted to give effect to the 2020 Stock Split and the 2022 Stock Split, to our CEO (the "2018 CEO Performance Award"). The 2018 CEO Performance Award consists of 12 vesting tranches with a vesting schedule based entirely on the attainment of both operational milestones (performance conditions) and market conditions, assuming continued employment either as the CEO or as both Executive Chairman and Chief Product Officer and service through each vesting date. Each of the 12 vesting tranches of the 2018 CEO Performance Award will vest upon certification by the Board of Directors that both (i) the market capitalization milestone for such tranche, which began at $100.0 billion for the first tranche and increases by increments of $50.0 billion thereafter (based on both a six calendar month trailing average and a 30 calendar day trailing average, counting only trading days), has been achieved, and (ii) any one of the following eight operational milestones focused on total revenue or any one of the eight operational milestones focused on Adjusted EBITDA have been achieved for the four consecutive fiscal quarters on an annualized basis and subsequently reported by us in our consolidated financial statements filed with our Forms 10-Q and/or 10-K. Adjusted EBITDA is defined as net income (loss) attributable to common stockholders before interest expense, provision (benefit) for income taxes, depreciation and amortization and stock-based compensation. Upon vesting and exercise, including the payment of the exercise price of $23.34 per share as adjusted to give effect to the 2020 Stock Split and the 2022 Stock Split, our CEO must hold shares that he acquires for five years post-exercise, other than a cashless exercise where shares are simultaneously sold to pay for the exercise price and any required tax withholding.

The achievement status of the operational milestones as of December 31, 2022 is provided below. Although an operational milestone is deemed achieved in the last quarter of the relevant annualized period, it may be certified only after the financial statements supporting its achievement have been filed with our Forms 10-Q and/or 10-K.

Total Annualized Revenue		Annualized Adjusted EBITDA	
Milestone (in billions)	Achievement Status	Milestone (in billions)	Achievement Status
$ 20.0	Achieved	$ 1.5	Achieved
$ 35.0	Achieved	$ 3.0	Achieved
$ 55.0	Achieved	$ 4.5	Achieved
$ 75.0	Achieved (1)	$ 6.0	Achieved
$ 100.0	-	$ 8.0	Achieved
$ 125.0	-	$ 10.0	Achieved
$ 150.0	-	$ 12.0	Achieved
$ 175.0	-	$ 14.0	Achieved

(1) Achieved in the fourth quarter of 2022 and expected to be certified following the filing of this Annual Report on Form 10-K.

Stock-based compensation under the 2018 CEO Performance Award represents a non-cash expense and is recorded as a Selling, general, and administrative operating expense in our consolidated statements of operations. In each quarter since the grant of the 2018 CEO Performance Award, we have recognized expense, generally on a pro-rated basis, for only the number of tranches (up to the maximum of 12 tranches) that corresponds to the number of operational milestones that have been achieved or have been determined probable of being achieved in the future, in accordance with the following principles.

On the grant date, a Monte Carlo simulation was used to determine for each tranche (i) a fixed amount of expense for such tranche and (ii) the future time when the market capitalization milestone for such tranche was expected to be achieved, or its "expected market capitalization milestone achievement time." Separately, based on a subjective assessment of our future financial performance, each quarter we determine whether it is probable that we will achieve each operational milestone that has not previously been achieved or deemed probable of achievement and if so, the future time when we expect to achieve that operational milestone, or its "expected operational milestone achievement time."

During the first quarter of 2022, three operational milestones were achieved and consequently, we recognized an aggregate catch-up expense of $11 million.

As of December 31, 2022, all remaining unrecognized stock-based compensation expense under the 2018 CEO Performance Award has been recognized. For the years ended December 31, 2022, 2021 and 2020, we recorded stock-based compensation expense of $66 million, $910 million and $838 million, respectively, related to the 2018 CEO Performance Award.

Other Performance-Based Grants

2021 Performance-Based Stock Option & RSU Awards

During the fourth quarter of 2021, the Compensation Committee of our Board of Directors granted to certain employees performance-based RSUs and stock options to purchase an aggregate 2.2 million shares of our common stock, as adjusted to give effect to the 2022 Stock Split. We begin recording stock-based compensation expense when the performance milestones become probable of achievement. Following achievement, vesting occurs over a two-year period with continued employment. As of December 31, 2022, we had unrecognized stock-based compensation expense of $204 million, which will be recognized over a weighted-average period of 3.2 years. For the year ended December 31, 2022, we recorded $159 million of stock-based compensation expense related to this grant, net of forfeitures.

Summary Stock-Based Compensation Information

The following table summarizes our stock-based compensation expense by line item in the consolidated statements of operations (in millions):

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
Cost of revenues	$	594	$	421	$	281
Research and development		536		448		346
Selling, general and administrative		430		1,252		1,107
Total	$	1,560	$	2,121	$	1,734

Our income tax benefits recognized from stock-based compensation arrangements in each of the periods presented were immaterial due to cumulative losses and valuation allowances. During the years ended December 31, 2022, 2021 and 2020, stock-based compensation expense capitalized to our consolidated balance sheets was $245 million, $182 million and $89 million, respectively. As of December 31, 2022, we had $3.94 billion of total unrecognized stock-based compensation expense related to non-performance awards, which will be recognized over a weighted-average period of 2.26 years.

Note 14 – Income Taxes

A provision for income taxes of $1.13 billion, $699 million and $292 million has been recognized for the years ended December 31, 2022, 2021 and 2020, respectively, related primarily to our subsidiaries located outside of the U.S. Our income before provision for income taxes for the years ended December 31, 2022, 2021 and 2020 was as follows (in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Domestic	$ 5,524	$ (130)	$ (198)
Noncontrolling interest and redeemable noncontrolling interest	31	125	141
Foreign	8,164	6,348	1,211
Income before income taxes	$ 13,719	$ 6,343	$ 1,154

The components of the provision for income taxes for the years ended December 31, 2022, 2021 and 2020 consisted of the following (in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Current:			
Federal	$ —	$ —	$ —
State	62	9	4
Foreign	1,266	839	248
Total current	1,328	848	252
Deferred:			
Federal	26	—	—
State	1	—	—
Foreign	(223)	(149)	40
Total deferred	(196)	(149)	40
Total provision for income taxes	$ 1,132	$ 699	$ 292

Deferred tax assets (liabilities) as of December 31, 2022 and 2021 consisted of the following (in millions):

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Net operating loss carry-forwards	$ 4,486	$ 7,607
Research and development credits	1,184	923
Other tax credits and attributes	217	335
Deferred revenue	751	546
Inventory and warranty reserves	819	377
Stock-based compensation	185	115
Operating lease right-of-use liabilities	554	430
Capitalized research and development costs	693	—
Deferred GILTI tax assets	466	556
Accruals and others	178	191
Total deferred tax assets	9,533	11,080
Valuation allowance	(7,349)	(9,074)
Deferred tax assets, net of valuation allowance	2,184	2,006
Deferred tax liabilities:		
Depreciation and amortization	(1,178)	(1,279)
Investment in certain financing funds	(238)	(209)
Operating lease right-of-use assets	(506)	(391)
Deferred revenue	—	(49)
Other	(15)	(13)
Total deferred tax liabilities	(1,937)	(1,941)
Deferred tax assets (liabilities), net of valuation allowance	$ 247	$ 65

As of December 31, 2022, we recorded a valuation allowance of $7.35 billion for the portion of the deferred tax asset that we do not expect to be realized. The valuation allowance on our net deferred taxes decreased by $1.73 billion in the year ended December 31, 2022, and increased by $6.14 billion and $974 million during the years ended December 31, 2021 and 2020, respectively. The changes in valuation allowance are primarily due to changes in U.S. deferred tax assets and liabilities incurred in the respective year. The decrease in the year ended December 31, 2022 included utilization of $13.57 billion net operating loss carry forwards to offset our 2022 U.S. taxable income. We have $532 million of deferred tax assets in foreign jurisdictions, which management believes are more-likely-than-not to be realized given the expectation of future earnings in these jurisdictions. We did not have any material releases of valuation allowance for the years ended December 31, 2022, 2021 and 2020. We continue to monitor the realizability of the U.S. deferred tax assets taking into account multiple factors. In completing this assessment, we considered both objective and subjective factors. These factors included, but were not limited to, a history of losses in prior years, excess tax benefits related to stock-based compensation, future reversal of existing temporary differences and tax planning strategies. After evaluating all available evidence, we intend to continue maintaining a full valuation allowance on our U.S. deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Given the improvement in our operating results and depending on the amount of stock-based compensation tax deductions available in the future, we may release the valuation allowance associated with the U.S. deferred tax assets in the next few years. Release of all, or a portion, of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded.

The reconciliation of taxes at the federal statutory rate to our provision for income taxes for the years ended December 31, 2022, 2021 and 2020 was as follows (in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Tax at statutory federal rate	$ 2,881	$ 1,332	$ 242
State tax, net of federal benefit	51	6	4
Nondeductible executive compensations	14	201	184
Other nondeductible expenses	89	67	52
Excess tax benefits related to stock based compensation	(745)	(7,123)	(666)
Foreign income rate differential	(923)	(668)	33
U.S. tax credits	(276)	(328)	(181)
Noncontrolling interests and redeemable noncontrolling interests adjustment	42	11	5
GILTI inclusion	1,279	1,008	133
Unrecognized tax benefits	252	28	1
Change in valuation allowance	(1,532)	6,165	485
Provision for income taxes	$ 1,132	$ 699	$ 292

As of December 31, 2022, we had $18.0 billion of federal and $14.0 billion of state net operating loss carry-forwards available to offset future taxable income, some of which, if not utilized, will begin to expire in 2023 for federal and state purposes. A portion of these losses were generated by our acquisition of SolarCity Corporation ("SolarCity") and some of the other companies we acquired, and therefore are subject to change of control provisions, which limit the amount of acquired tax attributes that can be utilized in a given tax year. We do not expect the change of control limitations or expiration dates to significantly impact our ability to utilize these attributes.

As of December 31, 2022, we had research and development tax credits of $969 million and $734 million for federal and state income tax purposes, respectively. If not utilized, the federal research and development tax credits will expire in various amounts beginning in 2024. However, the state of California research and development tax credits can be carried forward indefinitely. In addition, we have other general business tax credits of $197 million for federal income tax purposes, which will not begin to significantly expire until 2033.

Federal and state laws can impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an "ownership change," as defined in Section 382 of the Internal Revenue Code. We have determined that no significant limitation would be placed on the utilization of our net operating loss and tax credit carry-forwards due to prior ownership changes.

The local government of Shanghai granted a beneficial corporate income tax rate of 15% to certain eligible enterprises, compared to the 25% statutory corporate income tax rate in China. Our Gigafactory Shanghai subsidiary was granted this beneficial income tax rate of 15% for 2019 through 2023.

As of December 31, 2022, we intend to indefinitely reinvest our foreign earnings and cash unless such repatriation results in no or minimal tax costs. We have recorded the taxes associated with the earnings we intend to repatriate in the future. For the earnings we intend to indefinitely reinvest, no deferred tax liabilities for foreign withholding or other taxes have been recorded. The estimated amount of such unrecognized deferred tax liability associated with the indefinitely reinvested earnings is approximately $168 million.

Uncertain Tax Positions

The changes to our gross unrecognized tax benefits were as follows (in millions):

December 31, 2019	$	273
Increases in balances related to prior year tax positions		66
Increases in balances related to current year tax positions		41
December 31, 2020		380
Increases in balances related to prior year tax positions		117
Decreases in balances related to prior year tax positions		(90)
Increases in balances related to current year tax positions		124
December 31, 2021		531
Increases in balances related to prior year tax positions		136
Decreases in balances related to prior year tax positions		(12)
Increases in balances related to current year tax positions		222
Decreases in balances related to expiration of the statute of limitations		(7)
December 31, 2022	$	870

As of December 31, 2022, accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and amounted to $31 million. Unrecognized tax benefits of $572 million, if recognized, would not affect our effective tax rate since the tax benefits would increase a deferred tax asset that is currently fully offset by a valuation allowance.

We file income tax returns in the U.S. and various state and foreign jurisdictions. We are currently under examination by the Internal Revenue Service ("IRS") for the years 2015 to 2018. Additional tax years within the periods 2004 to 2014 and 2019 to 2021 remain subject to examination for federal income tax purposes. All net operating losses and tax credits generated to date are subject to adjustment for U.S. federal and state income tax purposes. Our returns for 2004 and subsequent tax years remain subject to examination in U.S. state and foreign jurisdictions.

Given the uncertainty in timing and outcome of our tax examinations, an estimate of the range of the reasonably possible change in gross unrecognized tax benefits within twelve months cannot be made at this time.

Note 15 – Commitments and Contingencies

Operating Lease Arrangement in Buffalo, New York

We have an operating lease through the Research Foundation for the SUNY Foundation with respect to Gigafactory New York. Under the lease and a related research and development agreement, we are continuing to further develop the facility.

Under this agreement, we are obligated to, among other things, meet employment targets as well as specified minimum numbers of personnel in the State of New York and in Buffalo, New York and spend or incur $5.00 billion in combined capital, operational expenses, costs of goods sold and other costs in the State of New York during the 10-year period beginning April 30, 2018. On an annual basis during the initial lease term, as measured on each anniversary of such date, if we fail to meet these specified investment and job creation requirements, then we would be obligated to pay a $41 million "program payment" to the SUNY Foundation for each year that we fail to meet these requirements. Furthermore, if the arrangement is terminated due to a material breach by us, then additional amounts may become payable by us.

In 2021, an amendment was executed to extend our overall agreement to spend or incur $5.00 billion in combined capital, operational expenses, costs of goods sold and other costs in the State of New York through December 31, 2029. On February 1, 2022, we reported to the State of New York that we had met and exceeded our annual requirements for jobs and investment in Buffalo and New York State. As of December 31, 2022, we are currently in excess of such targets relating to investments and personnel in the State of New York and Buffalo and do not currently expect any issues meeting our applicable obligations in the years beyond. However, if our expectations as to the costs and timelines of our investment and operations at Buffalo or our production ramp of the Solar Roof prove incorrect, we may incur additional expenses or be required to make substantial payments to the SUNY Foundation.

Operating Lease Arrangement in Shanghai, China

We have an operating lease arrangement for an initial term of 50 years with the local government of Shanghai for land use rights where we have been constructing Gigafactory Shanghai. Under the terms of the arrangement, we are required to spend RMB 14.08 billion in capital expenditures by the end of 2023 and to generate RMB 2.23 billion of annual tax revenues starting at the end of 2023. If we are unwilling or unable to meet such target or obtain periodic project approvals, in accordance with the Chinese government's standard terms for such arrangements, we would be required to revert the site to the local government and receive compensation for the remaining value of the land lease, buildings and fixtures. We expect to meet the capital expenditure and tax revenue requirements based on our current level of spend and sales.

Legal Proceedings

Litigation Relating to the SolarCity Acquisition

Between September 1, 2016 and October 5, 2016, seven lawsuits were filed in the Delaware Court of Chancery by purported stockholders of Tesla challenging our acquisition of SolarCity. Following consolidation, the lawsuit names as defendants the members of Tesla's board of directors as then constituted and alleges, among other things, that board members breached their fiduciary duties in connection with the acquisition. The complaint asserts both derivative claims and direct claims on behalf of a purported class and seeks, among other relief, unspecified monetary damages, attorneys' fees and costs. On January 22, 2020, all of the director defendants except Elon Musk reached a settlement to resolve the lawsuit against them for an amount to be paid entirely under the applicable insurance policy. The settlement, which does not involve an admission of any wrongdoing by any party, was approved by the Court on August 17, 2020. Tesla received payment of approximately $43 million on September 16, 2020, which has been recognized in our consolidated statements of operations as a reduction to Selling, general and administrative operating expenses for costs previously incurred related to the acquisition of SolarCity. On February 4, 2020, the Court issued a ruling that denied plaintiffs' previously-filed motion for summary judgment and granted in part and denied in part defendants' previously-filed motion for summary judgment. The case was set for trial in March 2020 until it was postponed by the Court due to safety precautions concerning COVID-19. The trial was held from July 12 to July 23, 2021 and on August 16, 2021. On October 22, 2021, the Court approved the parties' joint stipulation that (a) the class is decertified and the action shall continue exclusively as a derivative action under Court of Chancery Rule 23.1 and (b) the direct claims against Elon Musk are dismissed with prejudice. Following post-trial briefing, post-trial argument was held on January 18, 2022.

On April 27, 2022, the Court entered judgment in favor of Mr. Musk on all counts. On May 26, 2022, the plaintiff filed a notice of appeal. The parties have completed briefing and argument will be held before the Supreme Court of Delaware on March 29, 2023.

These plaintiffs and others filed parallel actions in the U.S. District Court for the District of Delaware on or about April 21, 2017. They include claims for violations of the federal securities laws and breach of fiduciary duties by Tesla's board of directors. Those actions have been consolidated and stayed pending the above-referenced Chancery Court litigation.

Litigation Relating to 2018 CEO Performance Award

On June 4, 2018, a purported Tesla stockholder filed a putative class and derivative action in the Delaware Court of Chancery against Elon Musk and the members of Tesla's board of directors as then constituted, alleging corporate waste, unjust enrichment and that such board members breached their fiduciary duties by approving the stock-based compensation plan awarded to Elon Musk in 2018. The complaint seeks, among other things, monetary damages and rescission or reformation of the stock-based compensation plan. On August 31, 2018, defendants filed a motion to dismiss the complaint; plaintiff filed its opposition brief on November 1, 2018; and defendants filed a reply brief on December 13, 2018. The hearing on the motion to dismiss was held on May 9, 2019. On September 20, 2019, the Court granted the motion to dismiss as to the corporate waste claim but denied the motion as to the breach of fiduciary duty and unjust enrichment claims. Defendants' answer was filed on December 3, 2019.

On January 25, 2021, the Court conditionally certified certain claims and a class of Tesla stockholders as a class action. On September 30, 2021, plaintiff filed a motion for leave to file a verified amended derivative complaint. On October 1, 2021, defendants Kimbal Musk and Steve Jurvetson moved for summary judgment as to the claims against them. Following the motion, plaintiff agreed to voluntarily dismiss the claims against Kimbal Musk and Steve Jurvetson. Plaintiff also moved for summary judgment on October 1, 2021. On October 27, 2021, the Court approved the parties' joint stipulation that, among other things, (a) all claims against Kimbal Musk and Steve Jurvetson in the Complaint are dismissed with prejudice; (b) the class is decertified and the action shall continue exclusively as a derivative action under Court of Chancery Rule 23.1; and (c) the direct claims against the remaining defendants are dismissed with prejudice. On November 18, 2021, the remaining defendants (a) moved for partial summary judgment, (b) opposed plaintiff's summary judgment motion and (c) opposed the plaintiff's motion to amend his complaint. In January 2022, the case was assigned to a different judge. On February 24, 2022, the court (i) granted plaintiff's motion to amend his complaint, and (ii) canceled oral argument on the summary judgment motions, stating that the court is "skeptical that this litigation can be resolved based on the undisputed facts" and the "case is going to trial," but that the "parties may reassert their arguments made in support of summary judgment in their pre-trial and post-trial briefs." Trial was held November 14-18, 2022. Post-trial briefing is underway and post-trial argument is scheduled for February 21, 2023.

Litigation Related to Directors' Compensation

On June 17, 2020, a purported Tesla stockholder filed a derivative action in the Delaware Court of Chancery, purportedly on behalf of Tesla, against certain of Tesla's current and former directors regarding compensation awards granted to Tesla's directors, other than Elon Musk, between 2017 and 2020. The suit asserts claims for breach of fiduciary duty and unjust enrichment and seeks declaratory and injunctive relief, unspecified damages and other relief. Defendants filed their answer on September 17, 2020. Trial is currently set for November 27, 2023, to December 1, 2023.

Litigation Relating to Potential Going Private Transaction

Between August 10, 2018 and September 6, 2018, nine purported stockholder class actions were filed against Tesla and Elon Musk in connection with Mr. Musk's August 7, 2018 Twitter post that he was considering taking Tesla private. All of the suits are now pending in the U.S. District Court for the Northern District of California. Although the complaints vary in certain respects, they each purport to assert claims for violations of federal securities laws related to Mr. Musk's statement and seek unspecified compensatory damages and other relief on behalf of a purported class of purchasers of Tesla's securities. Plaintiffs filed their consolidated complaint on January 16, 2019 and added as defendants the members of Tesla's board of directors. The now-consolidated purported stockholder class action was stayed while the issue of selection of lead counsel was briefed and argued before the Ninth Circuit. The Ninth Circuit ruled regarding lead counsel. Defendants filed a motion to dismiss the complaint on November 22, 2019. The hearing on the motion was held on March 6, 2020. On April 15, 2020, the Court denied defendants' motion to dismiss. The parties stipulated to certification of a class of stockholders, which the court granted on November 25, 2020. On January 11, 2022, plaintiff filed a motion for partial summary judgment. On April 1, 2022, the Court granted in part plaintiffs' motion for partial summary judgment. The Company disagrees with the ruling and accordingly, on April 22, 2022, asked the Court for reconsideration or, in the alternative, certification to file an interlocutory appeal. On June 16, 2022, in response to Tesla's motions, the Court denied certification to appeal and declined to reconsider its opinion but clarified its summary judgment ruling to make clear that it had not ruled that any misstatements it identified met the required materiality element under the securities statute. The issue of materiality and reliance will both be questions for the jury to decide at trial, which started on January 17, 2023.

Between October 17, 2018 and March 8, 2021, seven derivative lawsuits were filed in the Delaware Court of Chancery, purportedly on behalf of Tesla, against Mr. Musk and the members of Tesla's board of directors, as constituted at relevant times, in relation to statements made and actions connected to a potential going private transaction, with certain of the lawsuits challenging additional Twitter posts by Mr. Musk, among other things. Five of those actions were consolidated, and all seven actions have been stayed pending resolution of the above-referenced consolidated purported stockholder class action. In addition to these cases, two derivative lawsuits were filed on October 25, 2018 and February 11, 2019 in the U.S. District Court for the District of Delaware, purportedly on behalf of Tesla, against Mr. Musk and the members of the Tesla board of directors as then constituted. Those cases have also been consolidated and stayed pending resolution of the above-referenced consolidated purported stockholder class action.

On October 21, 2022, a lawsuit was filed in the Delaware Court of Chancery by a purported shareholder of Tesla alleging, among other things, that board members breached their fiduciary duties in connection with their oversight of the Company's 2018 settlement with the SEC, as amended. Among other things, the plaintiff seeks reforms to the Company's corporate governance and internal procedures, unspecified damages, and attorneys' fees. The parties reached an agreement to stay the case until March 7, 2023.

Unless otherwise stated, the individual defendants named in the stockholder proceedings described above and the Company with respect to the stockholder class action proceedings described above believe that the claims in such proceedings have no merit and intend to defend against them vigorously. We are unable to reasonably estimate the possible loss or range of loss, if any, associated with these claims.

On November 15, 2021, JPMorgan Chase Bank ("JP Morgan") filed a lawsuit against Tesla in the Southern District of New York alleging breach of a stock warrant agreement that was entered into as part of a convertible notes offering in 2014. In 2018, JP Morgan informed Tesla that it had adjusted the strike price based upon Mr. Musk's August 7, 2018 Twitter post that he was considering taking Tesla private. Tesla disputed JP Morgan's adjustment as a violation of the parties' agreement. In 2021, Tesla delivered shares to JP Morgan per the agreement, which they duly accepted. JP Morgan now alleges that it is owed approximately $162 million as the value of additional shares that it claims should have been delivered as a result of the adjustment to the strike price in 2018. On January 24, 2022, Tesla filed multiple counterclaims as part of its answer to the underlying lawsuit, asserting among other points that JP Morgan should have terminated the stock warrant agreement in 2018 rather than make an adjustment to the strike price that it should have known would lead to a commercially unreasonable result. Tesla believes that the adjustments made by JP Morgan were neither proper nor commercially reasonable, as required under the stock warrant agreements. JP Morgan filed a motion for judgment on the pleadings, which Tesla opposed, and that motion is currently pending before the Court.

Litigation and Investigations Relating to Alleged Discrimination and Harassment

On October 4, 2021, in a case captioned *Diaz v. Tesla*, a jury in the Northern District of California returned a verdict of $136.9 million against Tesla on claims by a former contingent worker that he was subjected to race discrimination while assigned to work at Tesla's Fremont Factory from 2015-2016. On November 16, 2021, Tesla filed a post-trial motion for relief that included a request for a new trial or reduction of the jury's damages. The Court held a hearing on Tesla's motion on January 19, 2022. On April 13, 2022, the Court granted Tesla's motion in part, reducing the total damages to $15 million and conditionally denied the motion for a new trial subject to the plaintiff's acceptance of the reduced award. On June 21, 2022, the plaintiff rejected the reduced award and, as a result, on June 27, 2022, the Court ordered a new trial on damages only, to commence on March 27, 2023. Tesla continues to believe that the facts and law do not justify the damages awarded and is assessing its next steps.

On February 9, 2022, shortly after the *Diaz* jury verdict, the California Civil Rights Department ("CRD," formerly "DFEH") filed a civil complaint against Tesla in Alameda County, California Superior Court, alleging systemic race discrimination, hostile work environment and pay equity claims, among others. CRD's amended complaint seeks monetary damages and injunctive relief. On September 22, 2022, Tesla filed a cross complaint against CRD, alleging that it violated the Administrative Procedures Act by failing to follow statutory pre-requisites prior to filing suit and that cross complaint was subject to a sustained demurrer. Tesla has until February 3, 2023 to amend its cross complaint. The case is now in discovery.

Additionally, on June 1, 2022 the Equal Employment Opportunity Commission ("EEOC") issued a cause finding against Tesla that closely parallels the CRD's allegations. Tesla is in the process of setting up a mandatory mediation with the EEOC.

On June 16, 2022, two Tesla stockholders filed separate derivative actions in the U.S. District Court for the Western District of Texas, purportedly on behalf of Tesla, against certain of Tesla's current and former directors. Both suits assert claims for breach of fiduciary duty, unjust enrichment, and violation of the federal securities laws in connection with alleged race and gender discrimination and sexual harassment. Among other things, plaintiffs seek declaratory and injunctive relief, unspecified damages payable to Tesla, and attorneys' fees. On July 22, 2022, the Court consolidated the two cases and on September 6, 2022, plaintiffs filed a consolidated complaint. On November 7, 2022, the defendants filed a motion to dismiss the case. Plaintiffs filed a response of January 13, 2023, and the defendants' reply is due February 17, 2023.

Certain Investigations and Other Matters

We receive requests for information from regulators and governmental authorities, such as the National Highway Traffic Safety Administration, the National Transportation Safety Board, the SEC, the Department of Justice ("DOJ") and various state, federal, and international agencies. We routinely cooperate with such regulatory and governmental requests, including subpoenas, formal and informal requests and other investigations and inquiries.

For example, the SEC had issued subpoenas to Tesla in connection with Elon Musk's prior statement that he was considering taking Tesla private. The take-private investigation was resolved and closed with a settlement entered into with the SEC in September 2018 and as further clarified in April 2019 in an amendment. The SEC also has periodically issued subpoenas to us seeking information on our governance processes around compliance with the SEC settlement, as amended.

Separately, the company has received requests from the DOJ for documents related to Tesla's Autopilot and FSD features. To our knowledge no government agency in any ongoing investigation has concluded that any wrongdoing occurred. We cannot predict the outcome or impact of any ongoing matters. Should the government decide to pursue an enforcement action, there exists the possibility of a material adverse impact on our business, results of operation, prospects, cash flows and financial position.

We are also subject to various other legal proceedings and claims that arise from the normal course of business activities. If an unfavorable ruling or development were to occur, there exists the possibility of a material adverse impact on our business, results of operations, prospects, cash flows, financial position and brand.

Letters of Credit

As of December 31, 2022, we had $318 million of unused letters of credit outstanding.

Note 16 – Variable Interest Entity Arrangements

We have entered into various arrangements with investors to facilitate the funding and monetization of our solar energy systems and vehicles. In particular, our wholly owned subsidiaries and fund investors have formed and contributed cash and assets into various financing funds and entered into related agreements. We have determined that the funds are VIEs and we are the primary beneficiary of these VIEs by reference to the power and benefits criterion under ASC 810. We have considered the provisions within the agreements, which grant us the power to manage and make decisions that affect the operation of these VIEs, including determining the solar energy systems and the associated customer contracts to be sold or contributed to these VIEs, redeploying solar energy systems and managing customer receivables. We consider that the rights granted to the fund investors under the agreements are more protective in nature rather than participating.

As the primary beneficiary of these VIEs, we consolidate in the financial statements the financial position, results of operations and cash flows of these VIEs, and all intercompany balances and transactions between us and these VIEs are eliminated in the consolidated financial statements. Cash distributions of income and other receipts by a fund, net of agreed upon expenses, estimated expenses, tax benefits and detriments of income and loss and tax credits, are allocated to the fund investor and our subsidiary as specified in the agreements.

Generally, our subsidiary has the option to acquire the fund investor's interest in the fund for an amount based on the market value of the fund or the formula specified in the agreements.

Upon the sale or liquidation of a fund, distributions would occur in the order and priority specified in the agreements.

Pursuant to management services, maintenance and warranty arrangements, we have been contracted to provide services to the funds, such as operations and maintenance support, accounting, lease servicing and performance reporting. In some instances, we have guaranteed payments to the fund investors as specified in the agreements. A fund's creditors have no recourse to our general credit or to that of other funds. Certain assets of the funds have been pledged as collateral for their obligations.

The aggregate carrying values of the VIEs' assets and liabilities, after elimination of any intercompany transactions and balances, in the consolidated balance sheets were as follows (in millions):

	December 31, 2022		December 31, 2021	
Assets				
Current assets				
Cash and cash equivalents	$	68	$	87
Accounts receivable, net		22		24
Prepaid expenses and other current assets		274		152
Total current assets		364		263
Solar energy systems, net		4,060		4,515
Other non-current assets		404		276
Total assets	$	4,828	$	5,054
Liabilities				
Current liabilities				
Accrued liabilities and other	$	69	$	74
Deferred revenue		10		11
Current portion of debt and finance leases		1,013		1,031
Total current liabilities		1,092		1,116
Deferred revenue, net of current portion		149		161
Debt and finance leases, net of current portion		971		2,093
Other long-term liabilities		3		11
Total liabilities	$	2,215	$	3,381

Note 17 – Related Party Transactions

In February 2020, our CEO and a member of our Board of Directors purchased from us 195,555 and 18,750 shares, respectively, as adjusted to give effect to the 2022 Stock Split, of our common stock in a public offering at the public offering price for an aggregate $10 million and $1 million, respectively.

In June 2020, our CEO entered into an indemnification agreement with us for an interim term of 90 days. During the interim term, we resumed our annual evaluation of all available options for providing directors' and officers' indemnity coverage, which we had suspended during the height of shelter-in-place requirements related to the COVID-19 pandemic. As part of such process, we obtained a binding market quote for a directors' and officers' liability insurance policy with an aggregate coverage limit of $100 million.

Pursuant to the indemnification agreement, our CEO provided, from his personal funds, directors' and officers' indemnity coverage to us during the interim term in the event such coverage is not indemnifiable by us, up to a total of $100 million. In return, we paid our CEO a total of $3 million, which represents the market-based premium for the market quote described above as prorated for 90 days and further discounted by 50%. Following the lapse of the 90-day period, we did not extend the term of the indemnification agreement with our CEO and instead bound a customary directors' and officers' liability insurance policy with third-party carriers.

In relation to our CEO's exercise of stock options and sale of common stock from the 2012 CEO Performance Award, Tesla withheld the appropriate amount of taxes. However, given the significant amounts involved, our CEO entered into an indemnification agreement with us in November 2021 for additional taxes owed, if any.

Tesla periodically does business with certain entities with which its CEO and directors are affiliated, such as SpaceX and Twitter, Inc., in accordance with our Related Person Transactions Policy. Such transactions have not had to date, and are not currently expected to have, a material impact on our consolidated financial statements.

Note 18 – Segment Reporting and Information about Geographic Areas

We have two operating and reportable segments: (i) automotive and (ii) energy generation and storage. The automotive segment includes the design, development, manufacturing, sales and leasing of electric vehicles as well as sales of automotive regulatory credits. Additionally, the automotive segment is also comprised of services and other, which includes non-warranty after-sales vehicle services and parts, paid Supercharging, sales of used vehicles, retail merchandise and vehicle insurance revenue. The energy generation and storage segment includes the design, manufacture, installation, sales and leasing of solar energy generation and energy storage products and related services and sales of solar energy systems incentives. Our CODM does not evaluate operating segments using asset or liability information. The following table presents revenues and gross profit by reportable segment (in millions):

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
Automotive segment						
Revenues	$	77,553	$	51,034	$	29,542
Gross profit	$	20,565	$	13,735	$	6,612
Energy generation and storage segment						
Revenues	$	3,909	$	2,789	$	1,994
Gross profit	$	288	$	(129)	$	18

The following table presents revenues by geographic area based on the sales location of our products (in millions):

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
United States	$	40,553	$	23,973	$	15,207
China		18,145		13,844		6,662
Other		22,764		16,006		9,667
Total	$	81,462	$	53,823	$	31,536

The following table presents long-lived assets by geographic area (in millions):

	December 31, 2022		December 31, 2021	
United States	$	21,667	$	19,026
Germany		3,547		2,606
China		2,978		2,415
Other international		845		602
Total	$	29,037	$	24,649

The following table presents inventory by reportable segment (in millions):

	December 31, 2022		December 31, 2021	
Automotive	$	10,996	$	4,978
Energy generation and storage		1,843		779
Total	$	12,839	$	5,757

Note 19 – Restructuring and Other

During the years ended December 31, 2022 and 2021, we recorded $204 million and $101 million, respectively, of impairment losses on digital assets. During the years ended December 31, 2022 and 2021, we also realized gains of $64 million and $128 million, respectively, in connection with converting our holdings of digital assets into fiat currency. Additionally, we recorded other expenses of $36 million in the second quarter during the year ended December 31, 2022.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that our management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report which is included herein.

Limitations on the Effectiveness of Controls

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2022, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 of Form 10-K will be included in our 2023 Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2023 Annual Meeting of Stockholders and is incorporated herein by reference. The 2023 Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 of Form 10-K will be included in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1.   Financial statements (see *Index to Consolidated Financial Statements* in Part II, Item 8 of this report)

2.   All financial statement schedules have been omitted since the required information was not applicable or was not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements or the accompanying notes

3.   The exhibits listed in the following *Index to Exhibits* are filed or incorporated by reference as part of this report

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	10-K	001-34756	3.1	March 1, 2017	
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant.	10-K	001-34756	3.2	March 1, 2017	
3.3	Amended and Restated Bylaws of the Registrant.	8-K	001-34756	3.2	February 1, 2017	
4.1	Specimen common stock certificate of the Registrant.	10-K	001-34756	4.1	March 1, 2017	
4.2	Fifth Amended and Restated Investors' Rights Agreement, dated as of August 31, 2009, between Registrant and certain holders of the Registrant's capital stock named therein.	S-1	333-164593	4.2	January 29, 2010	
4.3	Amendment to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 20, 2010, between Registrant and certain holders of the Registrant's capital stock named therein.	S-1/A	333-164593	4.2A	May 27, 2010	
4.4	Amendment to Fifth Amended and Restated Investors' Rights Agreement between Registrant, Toyota Motor Corporation and certain holders of the Registrant's capital stock named therein.	S-1/A	333-164593	4.2B	May 27, 2010	
4.5	Amendment to Fifth Amended and Restated Investor's Rights Agreement, dated as of June 14, 2010, between Registrant and certain holders of the Registrant's capital stock named therein.	S-1/A	333-164593	4.2C	June 15, 2010	
4.6	Amendment to Fifth Amended and Restated Investor's Rights Agreement, dated as of November 2, 2010, between Registrant and certain holders of the Registrant's capital stock named therein.	8-K	001-34756	4.1	November 4, 2010	
4.7	Waiver to Fifth Amended and Restated Investor's Rights Agreement, dated as of May 22, 2011, between Registrant and certain holders of the Registrant's capital stock named therein.	S-1/A	333-174466	4.2E	June 2, 2011	
4.8	Amendment to Fifth Amended and Restated Investor's Rights Agreement, dated as of May 30, 2011, between Registrant and certain holders of the Registrant's capital stock named therein.	8-K	001-34756	4.1	June 1, 2011	
4.9	Sixth Amendment to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 15, 2013 among the Registrant, the Elon Musk Revocable Trust dated July 22, 2003 and certain other holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	May 20, 2013	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.10	Waiver to Fifth Amended and Restated Investor's Rights Agreement, dated as of May 14, 2013, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.2	May 20, 2013	
4.11	Waiver to Fifth Amended and Restated Investor's Rights Agreement, dated as of August 13, 2015, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	August 19, 2015	
4.12	Waiver to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 18, 2016, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	May 24, 2016	
4.13	Waiver to Fifth Amended and Restated Investors' Rights Agreement, dated as of March 15, 2017, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	March 17, 2017	
4.14	Waiver to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 1, 2019, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	May 3, 2019	
4.15	Indenture, dated as of May 22, 2013, by and between the Registrant and U.S. Bank National Association.	8-K	001-34756	4.1	May 22, 2013	
4.16	Fourth Supplemental Indenture, dated as of March 22, 2017, by and between the Registrant and U.S. Bank National Association.	8-K	001-34756	4.2	March 22, 2017	
4.17	Form of 2.375% Convertible Senior Note Due March 15, 2022 (included in Exhibit 4.18).	8-K	001-34756	4.2	March 22, 2017	
4.18	Fifth Supplemental Indenture, dated as of May 7, 2019, by and between Registrant and U.S. Bank National Association, related to 2.00% Convertible Senior Notes due May 15, 2024.	8-K	001-34756	4.2	May 8, 2019	
4.19	Form of 2.00% Convertible Senior Notes due May 15, 2024 (included in Exhibit 4.20).	8-K	001-34756	4.2	May 8, 2019	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.20	Indenture, dated as of October 15, 2014, between SolarCity and U.S. Bank National Association, as trustee.	S-3ASR(1)	333-199321	4.1	October 15, 2014	
4.21	Tenth Supplemental Indenture, dated as of March 9, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.00% Solar Bonds, Series 2015/6-10.	8-K(1)	001-35758	4.3	March 9, 2015	
4.22	Eleventh Supplemental Indenture, dated as of March 9, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.75% Solar Bonds, Series 2015/7-15.	8-K(1)	001-35758	4.4	March 9, 2015	
4.23	Fifteenth Supplemental Indenture, dated as of March 19, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C4-10.	8-K(1)	001-35758	4.5	March 19, 2015	
4.24	Sixteenth Supplemental Indenture, dated as of March 19, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C5-15.	8-K(1)	001-35758	4.6	March 19, 2015	
4.25	Twentieth Supplemental Indenture, dated as of March 26, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C9-10.	8-K(1)	001-35758	4.5	March 26, 2015	
4.26	Twenty-First Supplemental Indenture, dated as of March 26, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C10-15.	8-K(1)	001-35758	4.6	March 26, 2015	
4.27	Twenty-Sixth Supplemental Indenture, dated as of April 2, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C14-10.	8-K(1)	001-35758	4.5	April 2, 2015	
4.28	Thirtieth Supplemental Indenture, dated as of April 9, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C19-10.	8-K(1)	001-35758	4.5	April 9, 2015	
4.29	Thirty-First Supplemental Indenture, dated as of April 9, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C20-15.	8-K(1)	001-35758	4.6	April 9, 2015	
4.30	Thirty-Fifth Supplemental Indenture, dated as of April 14, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C24-10.	8-K(1)	001-35758	4.5	April 14, 2015	
4.31	Thirty-Sixth Supplemental Indenture, dated as of April 14, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C25-15.	8-K(1)	001-35758	4.6	April 14, 2015	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.32	Thirty-Eighth Supplemental Indenture, dated as of April 21, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C27-10.	8-K(1)	001-35758	4.3	April 21, 2015	
4.33	Thirty-Ninth Supplemental Indenture, dated as of April 21, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C28-15.	8-K(1)	001-35758	4.4	April 21, 2015	
4.34	Forty-Third Supplemental Indenture, dated as of April 27, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C32-10.	8-K(1)	001-35758	4.5	April 27, 2015	
4.35	Forty-Fourth Supplemental Indenture, dated as of April 27, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C33-15.	8-K(1)	001-35758	4.6	April 27, 2015	
4.36	Forty-Eighth Supplemental Indenture, dated as of May 1, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.00% Solar Bonds, Series 2015/12-10.	8-K(1)	001-35758	4.5	May 1, 2015	
4.37	Forty-Ninth Supplemental Indenture, dated as of May 1, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.75% Solar Bonds, Series 2015/13-15.	8-K(1)	001-35758	4.6	May 1, 2015	
4.38	Fifty-Second Supplemental Indenture, dated as of May 11, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C36-10.	8-K(1)	001-35758	4.4	May 11, 2015	
4.39	Fifty-Third Supplemental Indenture, dated as of May 11, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C37-15.	8-K(1)	001-35758	4.5	May 11, 2015	
4.40	Fifty-Seventh Supplemental Indenture, dated as of May 18, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C40-10.	8-K(1)	001-35758	4.4	May 18, 2015	
4.41	Fifty-Eighth Supplemental Indenture, dated as of May 18, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C41-15.	8-K(1)	001-35758	4.5	May 18, 2015	
4.42	Sixty-First Supplemental Indenture, dated as of May 26, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C44-10.	8-K(1)	001-35758	4.4	May 26, 2015	
4.43	Sixty-Second Supplemental Indenture, dated as of May 26, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C45-15.	8-K(1)	001-35758	4.5	May 26, 2015	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.44	Seventieth Supplemental Indenture, dated as of June 16, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C52-10.	8-K(1)	001-35758	4.4	June 16, 2015	
4.45	Seventy-First Supplemental Indenture, dated as of June 16, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C53-15.	8-K(1)	001-35758	4.5	June 16, 2015	
4.46	Seventy-Fourth Supplemental Indenture, dated as of June 22, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C56-10.	8-K(1)	001-35758	4.4	June 23, 2015	
4.47	Seventy-Fifth Supplemental Indenture, dated as of June 22, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C57-15.	8-K(1)	001-35758	4.5	June 23, 2015	
4.48	Eightieth Supplemental Indenture, dated as of June 29, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C61-10.	8-K(1)	001-35758	4.5	June 29, 2015	
4.49	Eighty-First Supplemental Indenture, dated as of June 29, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C62-15.	8-K(1)	001-35758	4.6	June 29, 2015	
4.50	Ninetieth Supplemental Indenture, dated as of July 20, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C71-10.	8-K(1)	001-35758	4.5	July 21, 2015	
4.51	Ninety-First Supplemental Indenture, dated as of July 20, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C72-15.	8-K(1)	001-35758	4.6	July 21, 2015	
4.52	Ninety-Fifth Supplemental Indenture, dated as of July 31, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.00% Solar Bonds, Series 2015/20-10.	8-K(1)	001-35758	4.5	July 31, 2015	
4.53	Ninety-Sixth Supplemental Indenture, dated as of July 31, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.75% Solar Bonds, Series 2015/21-15.	8-K(1)	001-35758	4.6	July 31, 2015	
4.54	One Hundred-and-Fifth Supplemental Indenture, dated as of August 10, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C81-10.	8-K(1)	001-35758	4.5	August 10, 2015	
4.55	One Hundred-and-Eleventh Supplemental Indenture, dated as of August 17, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C87-15.	8-K(1)	001-35758	4.6	August 17, 2015	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.56	One Hundred-and-Sixteenth Supplemental Indenture, dated as of August 24, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C92-15.	8-K(1)	001-35758	4.6	August 24, 2015	
4.57	One Hundred-and-Twenty-First Supplemental Indenture, dated as of August 31, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C97-15.	8-K(1)	001-35758	4.6	August 31, 2015	
4.58	One Hundred-and-Twenty-Eighth Supplemental Indenture, dated as of September 14, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C101-10.	8-K(1)	001-35758	4.5	September 15, 2015	
4.59	One Hundred-and-Twenty-Ninth Supplemental Indenture, dated as of September 14, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C102-15.	8-K(1)	001-35758	4.6	September 15, 2015	
4.60	One Hundred-and-Thirty-Third Supplemental Indenture, dated as of September 28, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C106-10.	8-K(1)	001-35758	4.5	September 29, 2015	
4.61	One Hundred-and-Thirty-Fourth Supplemental Indenture, dated as of September 28, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C107-15.	8-K(1)	001-35758	4.6	September 29, 2015	
4.62	One Hundred-and-Thirty-Eighth Supplemental Indenture, dated as of October 13, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C111-10.	8-K(1)	001-35758	4.5	October 13, 2015	
4.63	One Hundred-and-Forty-Third Supplemental Indenture, dated as of October 30, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.00% Solar Bonds, Series 2015/25-10.	8-K(1)	001-35758	4.5	October 30, 2015	
4.64	One Hundred-and-Forty-Fourth Supplemental Indenture, dated as of October 30, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.75% Solar Bonds, Series 2015/26-15.	8-K(1)	001-35758	4.6	October 30, 2015	
4.65	One Hundred-and-Forty-Eighth Supplemental Indenture, dated as of November 4, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C116-10.	8-K(1)	001-35758	4.5	November 4, 2015	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.66	One Hundred-and-Fifty-Third Supplemental Indenture, dated as of November 16, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C121-10.	8-K(1)	001-35758	4.5	November 17, 2015	
4.67	One Hundred-and-Fifty-Fourth Supplemental Indenture, dated as of November 16, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C122-15.	8-K(1)	001-35758	4.6	November 17, 2015	
4.68	One Hundred-and-Fifty-Eighth Supplemental Indenture, dated as of November 30, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C126-10.	8-K(1)	001-35758	4.5	November 30, 2015	
4.69	One Hundred-and-Fifty-Ninth Supplemental Indenture, dated as of November 30, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C127-15.	8-K(1)	001-35758	4.6	November 30, 2015	
4.70	One Hundred-and-Sixty-Third Supplemental Indenture, dated as of December 14, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C131-10.	8-K(1)	001-35758	4.5	December 14, 2015	
4.71	One Hundred-and-Sixty-Fourth Supplemental Indenture, dated as of December 14, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C132-15.	8-K(1)	001-35758	4.6	December 14, 2015	
4.72	One Hundred-and-Sixty-Eighth Supplemental Indenture, dated as of December 28, 2015, by and between SolarCity and the Trustee, related to SolarCity's 4.70% Solar Bonds, Series 2015/C136-10.	8-K(1)	001-35758	4.5	December 28, 2015	
4.73	One Hundred-and-Sixty-Ninth Supplemental Indenture, dated as of December 28, 2015, by and between SolarCity and the Trustee, related to SolarCity's 5.45% Solar Bonds, Series 2015/C137-15.	8-K(1)	001-35758	4.6	December 28, 2015	
4.74	One Hundred-and-Seventy-Third Supplemental Indenture, dated as of January 29, 2016, by and between SolarCity and the Trustee, related to SolarCity's 5.00% Solar Bonds, Series 2016/4-10.	8-K(1)	001-35758	4.5	January 29, 2016	
4.75	One Hundred-and-Seventy-Fourth Supplemental Indenture, dated as of January 29, 2016, by and between SolarCity and the Trustee, related to SolarCity's 5.75% Solar Bonds, Series 2016/5-15.	8-K(1)	001-35758	4.6	January 29, 2016	
4.76	Description of Registrant's Securities	10-K	001-34756	4.119	February 13, 2020	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.1**	Form of Indemnification Agreement between the Registrant and its directors and officers.	S-1/A	333-164593	10.1	June 15, 2010	
10.2**	2003 Equity Incentive Plan.	S-1/A	333-164593	10.2	May 27, 2010	
10.3**	Form of Stock Option Agreement under 2003 Equity Incentive Plan.	S-1	333-164593	10.3	January 29, 2010	
10.4**	Amended and Restated 2010 Equity Incentive Plan.	10-K	001-34756	10.4	February 23, 2018	
10.5**	Form of Stock Option Agreement under 2010 Equity Incentive Plan.	10-K	001-34756	10.6	March 1, 2017	
10.6**	Form of Restricted Stock Unit Award Agreement under 2010 Equity Incentive Plan.	10-K	001-34756	10.7	March 1, 2017	
10.7**	Amended and Restated 2010 Employee Stock Purchase Plan, effective as of February 1, 2017.	10-K	001-34756	10.8	March 1, 2017	
10.8**	2019 Equity Incentive Plan.	S-8	333-232079	4.2	June 12, 2019	
10.9**	Form of Stock Option Agreement under 2019 Equity Incentive Plan.	S-8	333-232079	4.3	June 12, 2019	
10.10**	Form of Restricted Stock Unit Award Agreement under 2019 Equity Incentive Plan.	S-8	333-232079	4.4	June 12, 2019	
10.11**	Employee Stock Purchase Plan, effective as of June 12, 2019.	S-8	333-232079	4.5	June 12, 2019	
10.12**	2007 SolarCity Stock Plan and form of agreements used thereunder.	S-1(1)	333-184317	10.2	October 5, 2012	
10.13**	2012 SolarCity Equity Incentive Plan and form of agreements used thereunder.	S-1(1)	333-184317	10.3	October 5, 2012	
10.14**	2010 Zep Solar, Inc. Equity Incentive Plan and form of agreements used thereunder.	S-8(1)	333-192996	4.5	December 20, 2013	
10.15**	Offer Letter between the Registrant and Elon Musk dated October 13, 2008.	S-1	333-164593	10.9	January 29, 2010	
10.16**	Performance Stock Option Agreement between the Registrant and Elon Musk dated January 21, 2018.	DEF 14A	001-34756	Appendix A	February 8, 2018	
10.17**	Maxwell Technologies, Inc. 2005 Omnibus Equity Incentive Plan, as amended through May 6, 2010	8-K(2)	001-15477	10.1	May 10, 2010	
10.18**	Maxwell Technologies, Inc. 2013 Omnibus Equity Incentive Plan	DEF 14A(2)	001-15477	Appendix A	June 2, 2017	
10.19	Indemnification Agreement, effective as of June 23, 2020, between Registrant and Elon R. Musk.	10-Q	001-34756	10.4	July 28, 2020	
10.20	Indemnification Agreement, dated as of February 27, 2014, by and between the Registrant and J.P. Morgan Securities LLC.	8-K	001-34756	10.1	March 5, 2014	
10.21	Form of Call Option Confirmation relating to 1.25% Convertible Senior Notes Due March 1, 2021.	8-K	001-34756	10.3	March 5, 2014	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.22	Form of Warrant Confirmation relating to 1.25% Convertible Senior Notes Due March 1, 2021.	8-K	001-34756	10.5	March 5, 2014	
10.23	Form of Call Option Confirmation relating to 2.00% Convertible Senior Notes due May 15, 2024.	8-K	001-34756	10.1	May 3, 2019	
10.24	Form of Warrant Confirmation relating to 2.00% Convertible Senior Notes due May 15, 2024.	8-K	001-34756	10.2	May 3, 2019	
10.25†	Supply Agreement between Panasonic Corporation and the Registrant dated October 5, 2011.	10-K	001-34756	10.50	February 27, 2012	
10.26†	Amendment No. 1 to Supply Agreement between Panasonic Corporation and the Registrant dated October 29, 2013.	10-K	001-34756	10.35A	February 26, 2014	
10.27	Agreement between Panasonic Corporation and the Registrant dated July 31, 2014.	10-Q	001-34756	10.1	November 7, 2014	
10.28†	General Terms and Conditions between Panasonic Corporation and the Registrant dated October 1, 2014.	8-K	001-34756	10.2	October 11, 2016	
10.29	Letter Agreement, dated as of February 24, 2015, regarding addition of co-party to General Terms and Conditions, Production Pricing Agreement and Investment Letter Agreement between Panasonic Corporation and the Registrant.	10-K	001-34756	10.25A	February 24, 2016	
10.30†	Amendment to Gigafactory General Terms, dated March 1, 2016, by and among the Registrant, Panasonic Corporation and Panasonic Energy Corporation of North America.	8-K	001-34756	10.1	October 11, 2016	
10.31††	Amended and Restated General Terms and Conditions for Gigafactory, entered into on June 10, 2020, by and among Registrant, Tesla Motors Netherlands B.V., Panasonic Corporation and Panasonic Corporation of North America.	10-Q	001-34756	10.2	July 28, 2020	
10.32†	Production Pricing Agreement between Panasonic Corporation and the Registrant dated October 1, 2014.	10-Q	001-34756	10.3	November 7, 2014	
10.33†	Investment Letter Agreement between Panasonic Corporation and the Registrant dated October 1, 2014.	10-Q	001-34756	10.4	November 7, 2014	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
			Incorporated by Reference			
10.34	Amendment to Gigafactory Documents, dated April 5, 2016, by and among the Registrant, Panasonic Corporation, Panasonic Corporation of North America and Panasonic Energy Corporation of North America.	10-Q	001-34756	10.2	May 10, 2016	
10.35††	2019 Pricing Agreement (Japan Cells) with respect to 2011 Supply Agreement, executed September 20, 2019, by and among the Registrant, Tesla Motors Netherlands B.V., Panasonic Corporation and SANYO Electric Co., Ltd.	10-Q	001-34756	10.6	October 29, 2019	
10.36††	2020 Pricing Agreement (Gigafactory 2170 Cells), entered into on June 9, 2020, by and among Registrant, Tesla Motors Netherlands B.V., Panasonic Corporation and Panasonic Corporation of North America.	10-Q	001-34756	10.3	July 28, 2020	
10.37††	2021 Pricing Agreement (Japan Cells) with respect to 2011 Supply Agreement, executed December 29, 2020, by and among the Registrant, Tesla Motors Netherlands B.V., Panasonic Corporation of North America and SANYO Electric Co., Ltd.	10-K	001-34756	10.39	February 8, 2021	
10.38††	Amended and Restated Factory Lease, executed as of March 26, 2019, by and between the Registrant and Panasonic Energy North America, a division of Panasonic Corporation of North America, as tenant.	10-Q	001-34756	10.3	July 29, 2019	
10.39††	Lease Amendment, executed September 20, 2019, by and among the Registrant, Panasonic Corporation of North America, on behalf of its division Panasonic Energy of North America, with respect to the Amended and Restated Factory Lease, executed as of March 26, 2019.	10-Q	001-34756	10.7	October 29, 2019	
10.40††	Second Lease Amendment, entered into on June 9, 2020, by and between the Registrant and Panasonic Energy of North America, a division of Panasonic Corporation of North America, with respect to the Amended and Restated Factory Lease dated January 1, 2017.	10-Q	001-34756	10.1	July 28, 2020	
10.41	Amendment and Restatement in respect of ABL Credit Agreement, dated as of March 6, 2019, by and among certain of the Registrant's and Tesla Motors Netherlands B.V.'s direct or indirect subsidiaries from time to time party thereto, as borrowers, Wells Fargo Bank, National Association, as documentation agent, JPMorgan Chase Bank, N.A., Goldman Sachs Bank USA, Morgan Stanley Senior Funding Inc. and Bank of America, N.A., as syndication agents, the lenders from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.	S-4/A	333-229749	10.68	April 3, 2019	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.42	First Amendment to Amended and Restated ABL Credit Agreement, dated as of December 23, 2020, in respect of the Amended and Restated ABL Credit Agreement, dated as of March 6, 2019, by and among certain of the Registrant's and Tesla Motors Netherlands B.V.'s direct or indirect subsidiaries from time to time party thereto, as borrowers, Wells Fargo Bank, National Association, as documentation agent, JPMorgan Chase Bank, N.A., Goldman Sachs Bank USA, Morgan Stanley Senior Funding Inc. and Bank of America, N.A., as syndication agents, the lenders from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.	10-K	001-34756	10.44	February 8, 2021	
10.43†	Agreement for Tax Abatement and Incentives, dated as of May 7, 2015, by and between Tesla Motors, Inc. and the State of Nevada, acting by and through the Nevada Governor's Office of Economic Development.	10-Q	001-34756	10.1	August 7, 2015	
10.44	Purchase Agreement, dated as of August 11, 2017, by and among the Registrant, SolarCity and Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC as representatives of the several initial purchasers named therein.	8-K	001-34756	10.1	August 23, 2017	
10.45	Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of September 2, 2014, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, Inc.	10-Q(1)	001-35758	10.16	November 6, 2014	
10.46	First Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of October 31, 2014, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, Inc.	10-K(1)	001-35758	10.16a	February 24, 2015	
10.47	Second Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of December 15, 2014, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, Inc.	10-K(1)	001-35758	10.16b	February 24, 2015	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.48	Third Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of February 12, 2015, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, Inc.	10-Q(1)	001-35758	10.16c	May 6, 2015	
10.49	Fourth Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of March 30, 2015, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, Inc.	10-Q(1)	001-35758	10.16d	May 6, 2015	
10.50	Fifth Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of June 30, 2015, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, LLC.	10-Q(1)	001-35758	10.16e	July 30, 2015	
10.51	Sixth Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of September 1, 2015, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, LLC.	10-Q(1)	001-35758	10.16f	October 30, 2015	
10.52	Seventh Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of October 9, 2015, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, LLC.	10-Q(1)	001-35758	10.16g	October 30, 2015	
10.53	Eighth Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of October 26, 2015, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, LLC.	10-Q(1)	001-35758	10.16h	October 30, 2015	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.54	Ninth Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of December 9, 2015, by and between The Research Foundation For The State University of New York, on behalf of the College of Nanoscale Science and Engineering of the State University of New York, and Silevo, LLC.	10-K(1)	001-35758	10.16i	February 10, 2016	
10.55	Tenth Amendment to Amended and Restated Agreement For Research & Development Alliance on Triex Module Technology, effective as of March 31, 2017, by and between The Research Foundation For The State University of New York, on behalf of the Colleges of Nanoscale Science and Engineering of the State University of New York, and Silevo, LLC.	10-Q	001-34756	10.8	May 10, 2017	
10.56	Eleventh Amendment to Amended and Restated Agreement for Research & Development Alliance on Triex Module Technology, effective as of July 22, 2020, among the Research Foundation for the State University of New York, Silevo, LLC and Tesla Energy Operations, Inc.	10-Q	001-34756	10.6	July 28, 2020	
10.57	Twelfth Amendment to Amended and Restated Agreement for Research & Development Alliance on Triex Module Technology, effective as of May 1, 2021, among the Research Foundation for the State University of New York, Silevo, LLC and Tesla Energy Operations, Inc.	10-Q	001-34756	10.1	October 25, 2021	
10.58††	Grant Contract for State-Owned Construction Land Use Right, dated as of October 17, 2018, by and between Shanghai Planning and Land Resource Administration Bureau, as grantor, and Tesla (Shanghai) Co., Ltd., as grantee (English translation).	10-Q	001-34756	10.2	July 29, 2019	
10.59	Credit Agreement, dated as of January 20, 2023, among Tesla, Inc., the Lenders and Issuing Banks from time to time party thereto, Citibank, N.A., as Administrative Agent and Deutsche Bank Securities, Inc., as Syndication Agent	—	—	—	—	X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
21.1	List of Subsidiaries of the Registrant	—	—	—	—	X
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	—	—	—	—	X
31.1	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Executive Officer	—	—	—	—	X
31.2	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Financial Officer	—	—	—	—	X
32.1*	Section 1350 Certifications	—	—	—	—	X
101.INS	Inline XBRL Instance Document	—	—	—	—	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document	—	—	—	—	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	—	—	—	—	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	—	—	—	—	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	—	—	—	—	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	—	—	—	—	X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					

*   Furnished herewith
**   Indicates a management contract or compensatory plan or arrangement
†   Confidential treatment has been requested for portions of this exhibit
††   Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).
(1)   Indicates a filing of SolarCity
(2)   Indicates a filing of Maxwell Technologies, Inc.

ITEM 16.   SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesla, Inc.

Date: January 30, 2023

/s/ Elon Musk

Elon Musk
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Elon Musk Elon Musk	Chief Executive Officer and Director (Principal Executive Officer)	January 30, 2023
/s/ Zachary J. Kirkhorn Zachary J. Kirkhorn	Chief Financial Officer (Principal Financial Officer)	January 30, 2023
/s/ Vaibhav Taneja Vaibhav Taneja	Chief Accounting Officer (Principal Accounting Officer)	January 30, 2023
/s/ Robyn Denholm Robyn Denholm	Director	January 30, 2023
/s/ Ira Ehrenpreis Ira Ehrenpreis	Director	January 30, 2023
/s/ Joseph Gebbia Joseph Gebbia	Director	January 30, 2023
/s/ Hiromichi Mizuno Hiromichi Mizuno	Director	January 30, 2023
/s/ James Murdoch James Murdoch	Director	January 30, 2023
/s/ Kimbal Musk Kimbal Musk	Director	January 30, 2023
/s/ Kathleen Wilson-Thompson Kathleen Wilson-Thompson	Director	January 30, 2023

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